2012

DELHAIZE  GROUP

Annual
report

WWW.DELHAIZEGROUP.COM

TOGETHER THE BEST FOR LIFE



DELHAIZE GROUP, A
LEADING FOOD RETAILER

Delhaize Group has **leading positions** in **food retailing** in **key markets**. Our operating companies have acquired these **leading positions** through **distinct go-to-market strategies**. The Group is committed to offer its customers a **locally differentiated** shopping experience, to deliver **superior value** and to maintain **high social, environmental and ethical standards**. Our Group's strength is supported by the close cooperation of its operating companies at both the regional and global levels.



840 stores
16 304 associates
Belgium

1 058 stores
36 859 associates
SEE&A

USA

1 553 stores
104 613 associates

3 continents
11 countries

158 000
associates

3 451
stores (+ 43 vs 2011)

22.7 bil €
of revenues



NYSE Euronext Brussels
(ticker symbol: DELB)
New York Stock Exchange
(ticker symbol: DEG)





CONTENT

GROUP

STRATEGY

REVIEW [1]

GOVERNANCE [1]

RISK FACTORS [1]

FINANCIAL STATEMENTS [1]

INVESTORS

GLOSSARY

[1] These chapters contain the information required by the Belgian Companies Code to be included in the Management Report on the consolidated financial statements and constitute in the aggregate such Management Report.

KEY PERFORMANCE
INDICATORS



772
mio €
free cash flow

REVENUES



21.6%   14.0%

22.7 billion €

64.4%

● United States
● Belgium
● SEE & Asia



158 000 associates

OPERATING PROFIT



343   202   -113

● United States
● Belgium
● SEE & Asia

3 451
stores



+ **224** new

NUMBER OF ASSOCIATES



10.4%   23.3%

157 910

66.3%

● United States
● Belgium
● SEE & Asia

gross
dividend
1.40 €



688 mio €
capital
expenditures

5 144
mio €
enterprise value





	($ in millions except per share amounts)[4]	(€ in millions except per share amounts)			Change vs Prior Year	
	2012	**2012**	2011[5]	2010	**2012**	2011[5]
RESULTS						
Revenues	**29 213**	**22 737**	21 110	20 850	**+7.7%**	+1.2%
Operating profit	**502**	**390**	813	1 024	**-52.0%**	-20.6%
Net profit from continuing operations	**161**	**125**	477	576	**-73.7%**	-17.2%
Net profit (Group share)	**135**	**105**	475	574	**-77.8%**	-17.4%
Free cash flow[1]	**992**	**772**	-231	665	**N/A**	N/A
FINANCIAL POSITION						
Total assets	**15 335**	**11 936**	12 292	10 902	**-2.9%**	+12.8%
Total equity	**6 672**	**5 193**	5 419	5 069	**-4.2%**	+6.9%
Net debt[1]	**2 647**	**2 060**	2 647	1 787	**-22.1%**	+48.1%
Enterprise value[1][3]	**6 609**	**5 144**	7 069	7 400	**-27.2%**	-4.5%
PER SHARE INFORMATION (in €/$)						
Group share in net profit (basic)[2]	**1.35**	**1.05**	4.71	5.73	**-77.8%**	-17.7%
Group share in net profit (diluted)[2]	**1.34**	**1.04**	4.68	5.68	**-77.7%**	-17.6%
Free cash flow[1][2]	**9.84**	**7.66**	-2.29	6.64	**N/A**	N/A
Net dividend	**1.35**	**1.05**	1.32	1.29		+2.3%
Shareholders' equity[3]	**65.46**	**50.95**	53.18	49.91	**-4.2%**	+6.6%
Share price (year-end)	**38.87**	**30.25**	43.41	55.27	**-30.3%**	-21.5%
RATIOS (%)						
Operating margin		**1.7%**	3.9%	4.9%	**-213bps**	-106bps
Net margin		**0.5%**	2.2%	2.8%	**-178bps**	-51bps
Net debt to equity[1]		**39.7%**	48.8%	35.3%	**-9.1ppt**	+13.6ppt
CURRENCY INFORMATION						
Average € per $ rate		**0.7783**	0.7184	0.7543	**+8.3%**	-4.8%
€ per $ rate at year-end		**0.7579**	0.7729	0.7484	**-1.9%**	+3.3%
OTHER INFORMATION						
Number of sales outlets		**3 451**	3 408	2 800	**+1.3%**	+21.7%
Capital expenditures		**688**	762	660	**-9.7%**	+15.5%
Number of associates (thousands)		**158**	160	139	**-1.2%**	+15.3%
Full-time equivalents (thousands)		**120**	122	103	**-1.5%**	+18.0%
Weighted average number of shares (thousands)		**100 777**	100 684	100 271	**+0.1%**	+0.4%

(1) These are non-GAAP financial measures. (2) Calculated using the weighted average number of shares over the year. (3) Calculated using the total number of shares at the end of the year. (4) Calculated using an exchange rate of 1 = $1.2848. (5) 2011 was adjusted for the reclassification of the Albanian operations in discontinued operations and of the finalization of the purchase price allocation of the Delta Maxi acquisition.

Interview

"THE BEST CHEF MAKES THE TASTIEST DISHES WITH THE SIMPLEST INGREDIENTS AND RESOURCES"

On May 26, 2012 Mats Jansson succeeded Count Jacobs de Hagen as Chairman of the Board. Mats Jansson brings significant experience, notably in food retail, to Delhaize Group. Together with Chief Executive Officer Pierre-Olivier Beckers he shared his reflections on his first year and looks forward to the next.



See the video on
www.delhaizegroup.com

How do you look back on 2012?

Mats Jansson: 2012 was both a challenging and an exciting year for Delhaize Group and for me as Chairman. Challenging because the performance of the Group was under pressure as a result of the difficult market circumstances in most of the countries where we operate and exciting because as Chairman of the Board I found myself accompanied by a diverse and professional team with one single mission: to guide Delhaize Group through this challenging period. And although I am aware that there are still many challenges ahead of us, I was nevertheless happy that we were able to announce at the end of 2012 that we firmly achieved two important targets: underlying operating profit and free cash flow. As my father had a grocery store, I learned from my childhood that retail is about giving your customers what they deserve: excellent service, a high quality assortment and affordable prices. After becoming a member of the Board in 2011, the Group's spirit really reminded me of my father's store and the way he treated his customers as his most important asset.

How would you describe 2012 from an operational point of view?

MJ: In the past, when there was a downturn or a recession, food retail companies showed much more resilience than they do today. Food retail, as one of the few defensive sectors,




Over delivered on
€ 500
million annual gross savings target

was considered an exception with continued attractive growth prospects. This is less the case in the current and more complex environment. Food retailers, including Delhaize Group, are challenged to find the right answers to satisfy a customer focused on price but not wanting to compromise on the expectations on quality and sustainability. Delhaize Group has continued to work hard to take on that challenge with already some visible results in 2012.

Pierre-Olivier Beckers: Already at the end of 2011 we recognized that 2012 would be a difficult year. And although we ended the year with 2.9% revenue growth at identical exchange rates, we realize we can do better and aim higher to claim our position among the best-in-class food retailers.

I have stated it before; we are in the middle of the river. We have left the shore of steady healthy margins and low revenue growth and decided to go to the other side where we will be able to achieve sustainable and higher growth. It is true that the water is rougher than we had expected, but we have already made some significant moves in the right direction by investing in prices at all our banners, strengthening our presence in higher growth markets and developing new store formats.

MJ: Crossing a wild river requires fast and decisive action and that is what

we are doing. We have made and will continue to make the necessary decisions in the coming months to make sure that we reach the other side of the river as a stronger company.

What decisions do you have in mind?

POB: Through the years, our company grew considerably in size and complexity. In the current environment it is critical to increase our agility. We are therefore determined to reduce the complexity of the organization and increase the speed of decision making. Our mindset is really changing in this respect. Simplification and cost awareness is really becoming everyone's focus. Because retail is detail, we need to turn every penny twice before we spend it and when we spend it, it has to benefit both the customer and the company.

MJ: We are operating in an industry that is going through important changes and that is facing important challenges, so it is of the utmost importance that we keep our structure and our procedures simple. In 2013, we will continue to strengthen our focus on cost control and capital allocation discipline. In times like these, you must focus your resources even more than usual and you need to come up with the best of what you have. For everything you do. The best chef makes the tastiest dishes with the simplest ingredients and resources.

What are the ingredients to make a winning recipe?

MJ: If you are at the end of the value chain, you have to be extremely customer oriented. You have to understand what the customer needs, monitor the trends and challenge yourself to verify that you are positioned correctly to fulfill the long term demands of the customer. And in order to have enough room to invest in the customer offer, you have to search continuously for productivity improvements. You have to be extremely efficient in all parts of the value chain, from the supply chain, to the wholesale operations and finally on the store level. I am convinced that we are making the right moves and are on our way to reach this level.

A third element is that as a company, you need to be able to attract talent. At Delhaize Group we have developed strong programs to achieve this goal. In addition to those, our very real and lively values are a strong point of attraction for young talent.

POB: Food retail is indeed about large quantities and efficient processes. This makes people highly important. An example of what we did in this respect is the launch of a high level international trainee program in 2009. Today these trainees have found their way in our company and have become valuable ambassadors of the Delhaize Group brand and the banners it represents. The number of candidate trainees is now close to one thousand for each class of 10 selected recruits, underlining on the one hand our determination to look for the best human capital and on the other hand the attractiveness of Delhaize Group as an employer.



MATS JANSSON
CHAIRMAN DELHAIZE GROUP

I learned from my childhood that retail is about giving your customers what they deserve: excellent service, a high quality assortment and affordable prices.

Is the Delhaize Group strategy still founded on the New Game Plan?

MJ: Absolutely. The three pillars, accelerated growth, higher efficiency and sustainability that were set forward when Delhaize Group launched the strategic plan at the beginning of 2010, are more than ever crucial in our efforts to become a best-in-class retailer. The whole organization is focused on delivering on this strategy for all of our stakeholders. And in order to retain talented associates it is crucial to offer them a common set of visions and values. They are the overarching element of our strategic framework.

POB: However, we realized that, in order to make fast and coherent decisions to execute our strategic choices across three continents, we needed to improve our tools. So we developed eight principles (see overview on page 11). They are designed to help all of our associates, from the store floor to the members of the Executive Committee, to make daily decisions that are consistent with and in support of our Group strategy.

Generating free cash flow became one of the critical action points in 2012. Why is this so important?

POB: In 2012, we set a target of €500 million free cash flow. As technical as this may sound, the importance of this key performance indicator cannot be underestimated. It is crucial in these difficult times to safeguard the liquidity and the financing of the company. It is the blood we need to ensure that we can keep the virtuous circle turning and continue to focus on our customers. When we announced the €500 million target it was considered very ambitious, but at the end of 2012 we are pleased to have over delivered on our promise. This was made possible by rigorously monitoring our working capital, by a ruthless discipline on capital allocation and by driving the operations in the stores. It provides us with confidence in our future. The focus on cash flow was also an important signal to the investor community. In December we successfully refinanced a Euro and Dollar bond with a new €400 million bond, resulting in lower financing costs and improving our debt profile.

In the U.S. Food Lion got a lot of attention in 2012.

POB: The preparation work for the Food Lion Brand strategy and the first steps of its implementation took place in 2011 and we continued the roll-out in 2012. Given its importance, it was paramount to do the job right from the start. With 62% or more than 700 of the Food Lion stores repositioned today, we can say that we have made significant progress. More importantly, the results of the repositioned stores continue to be pleasing. We see meaningful uplifts in transactions, volumes and ultimately comparable store sales growth. Also, the stores that have cycled the first 12 months show year-on-year growth in transactions, items and sales. Customer feedback points to improved perception in terms of service levels in the store, in terms of variety in fresh produce and private label and finally in terms of price as the accompanying price investments have not gone unnoticed.

MJ: Food Lion had to step up its efforts to be more in line with what customers need on service levels and prices. I was in the U.S. several times last year and I was impressed by our operations. The repositioning work we are doing is a reflection of the new reality in food retail, so what we are doing, i.e reducing the price gap, closing underperforming stores and polishing the image of the brand, is the right approach. It is too early to say that we have solved all problems, but we are clearly doing the right things to increase and further deploy the real potential of Food Lion.

What are the next steps you will take to fire up the U.S. operations?

POB: It is obvious that we want to stay on top of our game to safeguard the Group´s interests in the U.S. In 2012, we were faced with increased competitive pressure for our Hannaford banner. In order to stay relevant to our customers in this market, we have adapted and we will continue to invest in price, in assortment and in our stores. We are serious about stepping up our efforts in the U.S. This is also demonstrated by the appointment of Roland Smith as the new CEO for Delhaize America. He took over from Ron Hodge who retired at the end of the year after successfully creating the Delhaize America structure and initiating the Food Lion repositioning. Roland came on board with energy and determination to further build and accelerate our efforts in order to solidify and secure the future of the operations in the U.S.

Looking at the evolution of the market share in Belgium, it looks like your historic base could also use some attention.

POB: When we look at the market share trend in Belgium, it is obvious that we can do better and, of course, have that ambition. There are a number of elements to explain this evolution. The current economic crisis and waning consumer confidence are in the advantage of the so-called price players in the market. On top of that, some of our competitors found traction again and new competitors entered the market. So yes, the battleground has changed and we lost some ground. But we know we have the tools and the people, to regain what we have lost. Over the last years, we have invested heavily in the back office, now we will focus more on our network and on our product offering. Delhaize in Belgium has always been recognized as a food innovator offering unique products and service. It will be our goal in the months and years to come to make these points of differentiation stronger than ever before.

While Delhaize Group seems to have difficulties in its mature markets, with the portfolio in Southeastern Europe it clearly has a winning hand.

POB: The performance of our newer operations and formats, like Southeastern Europe, Indonesia, Red Market in Belgium and Bottom Dollar Food in the U.S., was without any doubt one of the bright spots in 2012. In Romania, we opened at an incredible speed 89 new stores in 2012 and in Indonesia Super Indo celebrated the opening of its 100th store. As was the case last year, our operations in Greece weathered the tough economic conditions in the country well. Alfa Beta succeeded again in market share growth thanks to the consistent implementation of its strategy, based on low prices and affordable private brand alternatives. Of course we are satisfied with this performance, but we nevertheless stay vigilant with regards to the future of the country within the Euro zone. Not being prepared would be irresponsible.

Looking forward, what are the key priorities for 2013?

MJ: I have had significant experience navigating through rough waters. The most important lesson I have learned from those experiences is that an organization has to be focused on a limited number of high impact priorities. Speed and impeccable execution will be required to win the hearts and the wallets of the customers and to keep you in the game. And as I said before, the overall priority is to continue to deliver on this strategy and increase the value for both our customers and our shareholders.

POB: In 2013, more than ever before, our focus will be on accelerating revenue growth and on value creation. Further price investments, selective store openings and comparable store sales growth should result in an increased top line while a ruthless discipline in our capital allocation in combination with a new strategic cost plan and focus on free cash flow generation should result in value creation. By delivering on these two key priorities we will not only reach the other side of the river, will be well positioned far beyond 2013.



PIERRE-OLIVIER BECKERS
CEO DELHAIZE GROUP

Simplification and cost awareness is really becoming everyone's focus. Because retail is detail, we need to turn every penny twice before we spend it and when we spend it, it has to benefit both the customer and the company.

62%
of all Food Lion stores repositioned

+ 224 new stores



USA

DELHAIZE GROUP, AN INTERNATIONAL LOCAL FOOD RETAILER

At the end of 2012, Delhaize Group operated companies in eleven countries on three continents: America, Europe and Asia. For reporting purposes, these companies have been grouped into three segments: the United States, Belgium and Southeastern Europe & Asia. Delhaize Group operates a total network of 3 451 stores

THE AMERICAN MARKET

With $18 800 million (€14 632 million) in revenues and a network of 1 553 stores at the end of 2012, the U.S. is the largest market for Delhaize Group. Of total Group revenues, 64.4% came from the five U.S. banners operating along the East coast, from Maine down to Florida and covering 18 states.



NUMBER OF STORES

10	11	12
1 627	1 650	1 553



OPERATING PROFIT
(in millions of $)

10	11	12
998	742	441



REVENUES
(in millions of $)

10	11	12
18 807	19 230	18 800



NUMBER OF ASSOCIATES

10	11	12
103 839	107 237	104 613

→ READ MORE ON PAGE 29





THE BELGIAN MARKET

Belgium is Delhaize Group's historical home market. At the end of 2012, Delhaize Group operated a multi-format network of 840 stores in Belgium and the Grand Duchy of Luxembourg. In 2012, Delhaize Belgium's revenues of €4 922 million accounted for 21.6% of the Group total.

THE SEE & ASIA MARKET

Delhaize Group's Southeastern Europe & Asia segment (SEE & Asia) includes the operations in Greece, Romania, Indonesia and the Maxi-operations in four Balkan countries (Serbia, Bulgaria, Bosnia & Montenegro, Montenegro). The Albanian activities were sold at the start of 2013. The SEE & Asia segment generated revenues of €3 183 million in 2012 (14% of the Group total).



NUMBER OF STORES

10	11	12
805	821	840

OPERATING PROFIT (in millions of €)

10	11	12
236	243	202

REVENUES (in millions of €)

10	11	12
4 800	4 845	4 922

NUMBER OF ASSOCIATES

10	11	12
17 207	16 857	16 304

→ READ MORE ON PAGE 32



NUMBER OF STORES

10	11	12
368	937	1 058

OPERATING PROFIT[1] (in millions of €)

10	11	12
68	81	-113

REVENUES[1] (in millions of €)

10	11	12
1 863	2 450	3 183

NUMBER OF ASSOCIATES

10	11	12
17 469	35 651	36 859

(1) 2011 figures have been restated as Albanian operations are now included in discontinued operations.

→ READ MORE ON PAGE 35





OUR **VISION**

**Nutritious, healthy, safe and affordable.
Together, we deliver the best of
Delhaize for life.**

Together, we aspire to enrich the lives of our customers,
associates, and the communities we serve
in a sustainable way.

Together, we offer assortments, products and services that are
nutritious, healthy and safe, everyday, at prices all customers
can afford.

We are connected with our colleagues across the Group.
We learn, we grow talent and we innovate. We support, we respect
and we inspire each other.

Together, we deliver the best of Delhaize for life.







OUR **VALUES**

**Determination, integrity,
courage, humility,
and humor**











8
principles of
our strategy

OUR **PRINCIPLES**

To reinforce the New Game Plan, Delhaize Group established Principles. They inform how we conduct our business.

1 We **connect with our customers** and act on their feedback

2 We share and live **one common vision and values** across the Group

3 Each **banner** will achieve and maintain its **unique differentiation**

4 We commit to growing and defending **strong market densities**

5 Continuous **productivity improvement** drives our value proposition

6 We are a **leader in sustainability**

7 Our **team** is built with **excellent people** to deliver excellent results

8 **Simpler is better**

OUR STRATEGY
THE NEW GAME PLAN AT WORK IN 2012

The New Game Plan is the backbone of the Delhaize Group Strategy and is built on three equally important pillars: growth, efficiency and sustainability. By executing on this consistently, Delhaize Group will be able to claim its place among the best-in-class food retailers worldwide and will create value for all its stakeholders: customers, suppliers, employees and shareholders.

JANUARY
★ Portfolio Optimization

FEBRUARY
⌂ +14 new stores Bottom Dollar in Pittsburgh

JULY
★ Delhaize Belgium launches test of enlarged local assortment
★ Food Lion Launches New Brand Strategy in 269 North Carolina and South Carolina Stores

OCTOBER
★ Delhaize Belgium announces City stores to become Proxy
★ Recruitment of Roland Smith as CEO of Delhaize America

MARCH
★ Food Lion launches phase 2 of brand strategy work
★ Appointment of Pierre Bouchut as Chief Financial Officer of Delhaize Group
★ Publication of the first Digital Annual Report

MAY
★ Hannaford implements sweeping sustainable seafood policy
★ Mats Jansson elected new Chairman
★ Shari Ballard elected Board Member

APRIL
★ AB brings prices back to 2008 level
★ Delhaize Belgium launches Delhaize Direct Cube
★ Maxi launches "Prices speak for themselves"-campaign
★ Fred Marlin receives first Delhaize Group Store Manager of the Year Award

JUNE
★ Delhaize Serbia and Montenegro change offices
★ Delhaize Bulgaria receives Mystery Shopper award
★ **5th Sustainability Report**

AUGUST

★ Launch of Strategic Cost Plan

SEPTEMBER
★ Alfa Beta rewarded by Greek customers
★ Recruitment of Marcus Spurrell as Delhaize Group's first Senior Vice President Digital
★ Delhaize Group becomes member of the Dow Jones Sustainability Index

Piccadilly paves way to zero waste

NOVEMBER
★ Food Lion Launches New Produce Initiative
★ Alfa Beta implements first phase of SAP Retail successfully
★ Delhaize Serbia closes TP Srbija stores and distribution center

DECEMBER
★ Delhaize Belgium pioneer in the use of stevia
★ Creation of a new Delhaize America Leadership Team structure
★ **100th store opened by Super Indo**



365

Demi-poires
au sirop léger

Halve peren
op lichte siroop

Birnenhälften
in leichtem Sirup

Jumătăți de pere
in sirop

Pear halves
in a light syrup

Αχλάδια μισά
σε σιρόπι

SRB/BIH/MNE Manje sladak kompot od kru
Sastojci: komadi krušaka, voda, glukozno-fr
šećer, limunska kiselina.
Neto količina: 825g
Neto količina ploda: 455g
Čuvati na sobnoj temperaturi. Nakon otvara
sadržaj u odgovarajuću posudu i čuvati u fri
Upotrebljivo do: datuma utisnutog na pakov
LOT bro: utisnut na pakovanju.
Proizvođač: CONSERVES France, 50 av. R
30600 VAUVERT, Francuska
Pakuje: CONSERVES France, 556 ch du
Chey on 30904 NIMES CEDEX 9, Francus
Proizvedeno u Francuskoj. Uvezeno iz Be
Isporučilac: S.A. Delhaize Group N.V., Rue
Osseghemstraat 53 B - 1080 Brisel Belgija
Uvoznik za SRB: Delhaize Serbia d.o.o, Tr
11 000 Beograd, Republika Srbija.
Uvoznik za BiH: Delta Maxi d.o.o. Branka
Banja Luka, Bosna i Hercegovina.
Uvoznik za MNE: Delhaize Montenegro d.
Zmaj Jovina bb, Podgorica, Crna Gora.



365 dana radosti

Kompot krus.kom.manje slad.825

DELHAIZE SERBIA DOO

KONZ 4078

5400601009160

cena za 1 kg

218.06

179 **90**

Din

GROWTH

Accelerating profitable revenue growth is one of the three key pillars of the Delhaize Group strategy. Comprising this growth pillar are four-wall differentiation, organic portfolio network growth and M&A. These elements are fully embraced by all operating companies within the Group and each operating company has developed specific growth initiatives, such as delivering localized assortment, offering customized private brands, further improving price competitiveness, and introducing technology to benefit the customer's shopping experience.

4-WALL DIFFERENTIATION

Assortment

Although Delhaize Group operates as an international food retailer, the company believes that the importance of a strong local identity cannot be overestimated. This belief comes to life within each operating company as it tailors its local assortment as well as price and promotion strategy to the needs and tastes of the local customers. The success of this local approach of Delhaize Group can easily be measured when looking at its performance in Greece.

Although fully owned by Delhaize Group, Alfa Beta remains first and foremost a Greek retailer. Alfa Beta perfectly understands what its customers desire, especially during difficult economic times, like the ones currently experienced in Greece, when shoppers are looking for ways to control their budgets. In addition to a wide range of affordable products, the assortment in our Alfa Beta stores offers a great number of local products as well, giving not only to customers the best of what they need but also offering opportunities to local suppliers. In the United States, DG's Hannaford banner uses the same approach with its "*Close to Home*" campaign. The campaign is well received by customers and continues to gain traction.

In addition to using local management to understand the local customer and offer the right assortment, several operating companies within the Group also devote significant attention to data analysis. These data come, where available, from loyalty programs and give banners the possibility to identify the shopping behaviors of their customers. With this information DG operating companies, like both Food Lion and Delhaize Belgium, can personalize promotional offerings and optimize the individual customer's shopping experience.

Private Brand

Within the assortments, one of the strongest differentiators are the Delhaize Group Private Brands. They give the Group the opportunity to offer tailor-made solutions to different customer segments, balancing both quality and price. In Belgium top chefs recognize the quality of many of the private brand items, including *365*. This feedback should come as no surprise since Delhaize Group does not compromise on product quality, even in the value range *365* product line. And being able to

offer these quality products at affordable prices demonstrates a deep knowledge of the entire production cycle reflecting the expertise within the Delhaize Group that makes a difference.

In addition to the *365* value line in Europe and *MyEssentials* in the U.S., the DG private brand assortment includes a house brand at most of our banners, the Taste of Inspirations gourmet brand, and some category-specific brands that target specific assortments, such as *Care* (health & beauty), Bio (organic), *Kids* (children), and *Baby* (infants).

Every year DG operating companies develop new products to better meet the needs and satisfy the demands of our customers. For example, at Delhaize Belgium, 11 new vegetarian products were launched in the *Bio* assortment in 2012. In the U.S., Hannaford became the first grocery chain in the country to document that all 2,500 private brand seafood products – no matter where they are located in the store – have been sustainably harvested. The company can trace every seafood product back to its source fishery and provide that information to customers when they request it.



Price

Having an attractive assortment and innovative private brand products is necessary. But it is not sufficient – the Group also needs to offer both at attractive prices. This is why Delhaize Group continues to invest in price competitiveness and looks for value leadership, which is translated into offering quality products at affordable prices.

Delhaize Group's commitment to value leadership was tested again in 2012 and the Group took many actions to defend its relative price position with the price leaders in the markets where it operates. Delhaize Group's operating companies maintained their targeted price gaps and further reduced them where possible. The Group has also undertaken efforts to further strengthen its pricing systems, allowing its respective operating companies to make price investments where those investments have the highest impact for our customers.

And for customers to understand the impact of the price investments, Delhaize Group's operating companies have to clearly communicate these investments to the customers. As done in previous years, several marketing campaigns in different countries underscored the fact that Delhaize Group's many operating companies really care about the purchasing power of the customers. One of the local campaigns that Delhaize Serbia ran, "Falling Prices at Maxi" even received international attention for its clarity and humor.

Technology

It has been discussed before and remains the case today – Technology is increasingly present in supermarkets and this is expected to be the case for the foreseeable future. Our customers demand more technological convenience and the company benefits from the increased transparency and efficiency resulting from technological investments. To coordinate the Group's customer-facing technological efforts, implement a global digital strategy and ensure that remain competitive in the industry, Delhaize Group created and filled in 2012 the new role of Senior Vice President – Digital.

In 1989, with *Caddy Home*, Delhaize Belgium was one of the first supermarkets to offer home delivery to its customers. Today Delhaize Belgium is building on this experience and on this service with its buy-and-collect service – *Delhaize Direct*.

With *Delhaize Direct* a customer can order at home via a dedicated website and then pick up the ready-to-go, filled, grocery bags at store of the customer's choice. At the end of 2012 118 stores were equipped with a *Delhaize Direct* pick-up point. Building on this success in Belgium, the Group is running trials for this technology at other operating companies with the intention to deploy the concept as soon as it proves feasible. In addition, Delhaize Belgium also created the *Delhaize Direct-Cube*, a virtual supermarket that allowed customers to do their shopping using their mobile device by scanning products on a billboard. In the U.S., Delhaize America's Hannaford banner uses the Hannaford.com website to support customers who want to plan both their shopping and cooking experiences, offering detailed information on products (from pricing to ingredients) and a comprehensive list-making app.



118 Delhaize Direct pick-up points in Belgium

NETWORK GROWTH



Focus on FOOD LION

In addition to driving comparable store sales, the Group is active in organically growing its store network. In spite of the portfolio optimization program at the beginning of 2012, by which Delhaize Group announced that it was closing a total of 146 stores and converting another 64, mostly in the U.S. as part of the Food Lion repositioning work, the Group nonetheless added 224 stores. This resulted in a net increase of 43 stores for the Group as a whole. Two-thirds of this growth occurred as part of the strong expansion within Southeastern Europe and Indonesia where 153 stores were opened.

Leading the way for the Group with 89 new stores, Mega Image was the most active operating company within Delhaize Group and the most dynamic retailer in Romania in 2012. After having celebrated the opening of its 100th store in 2011, Mega Image came close to celebrating the 200th store mark in 2012. In Indonesia, Super Indo celebrated the opening of its 100th store.

In addition to expanding in the Group's newer markets, Delhaize Group also pushed the further expansion of new formats like Bottom Dollar Food, its innovative discount concept in the U.S. At the beginning of 2012 Bottom Dollar Food entered the Pittsburgh market, opening 14 stores in 2 weeks and finished the year with a total of 68 stores. Red Market in Belgium, comparable to Bottom Dollar Food from a format perspective, opened 2 new stores in 2012 and was operating 9 stores by year-end.

Affiliated stores

Finally, the affiliated stores, also in Belgium, are an important lever for growth and in 2012 the Group had 24 new affiliates enter the Delhaize Belgium network, of which 16 in the Proxy format. These additions increased the contribution of affiliates in Belgium to more than 50% of total sales. Entrepreneurs are attracted by the historical strengths of Delhaize Belgium, the solid reputation of the Delhaize brand, and the prospects that both offer them for the future.



EVOLUTION OF NEW STORES

10	11	12
59 / 105	99 / 158	182 / 224

● Newer Operations
● Total New Stores

In 2012, the Delhaize Group activities in the U.S. were first and foremost focused on the brand repositioning work at Food Lion. After completing the preparation work and testing the repositioning initiatives in the first two markets in 2011, the company continued the repositioning implementation in more than 500 stores in 2012. By the end of 2012 more than 60% of the Food Lion network had been revitalized and made ready for the future. "We've clearly reached a tipping point. Looking at the performance of the repositioned stores it is clear that we stabilized our business, reconnected with our customers and created a platform for future growth", explains Cathy Cheely, Director Strategy and Innovation for Food Lion.

Previous to the repositioning work, Food Lion had lost some of its luster and as a result some of its attractiveness to customers. Well aware of this evolution, Delhaize Group wanted to address this challenge promptly but methodically and began with a thorough analysis of the strengths, weaknesses and opportunities at its largest operational banner. The results of this exercise were both revealing and inspiring. Customers wanted to take the Food Lion stores back to their roots; they wanted a simple and convenient supermarket with an attractive assortment at affordable prices.

Delhaize Group management listened, learned, and established new framework to tackle the issues. Simple – Quality – Price: these are the keywords for the repositioning work and the strategy behind it. "It is inspiring to see that, when you ask customers what they want and then you give them what they want, they reward you for it with their business," comments Matt Yates, Director of Intelligence and Planning for Food Lion. This reward can be read in the performance of the repositioned stores in comparison with the ones that have not yet undergone repositioning. "For the first time since 2007, Food Lion has succeeded in realizing two successive quarters of real growth," says Cathy Cheely, "but we are not there yet. The repositioning work is only enabling us to seek a new peak."

Through the brand strategy implementation, Food Lion improved its overall price position by achieving a better balance between base price and promotion. The advertising campaign of the repositioned stores included low price messaging that ran across the store with emphasis on center store, produce and private brand. This last element is a very important differentiator. Almost simultaneously with the start of the repositioning work, the new private brand, *MyEssentials*, was launched in the U.S. Today the repositioned stores are offering a full range of *MyEssentials* products that are well received by customers looking for affordable choices within their budgets, without having to compromise on quality.



EFFICIENCY

Accelerating profitable revenue growth requires resources. Delhaize Group has been focused on finding those resources within the company to keep the virtuous circle turning. With this context and within the framework of the New Game Plan, the Group established an annual gross cost savings target of €500 million to be achieved by the end of 2012. Delhaize Group over-achieved this target, creating at the same time and across the company a new mindset on costs and efficiency for the coming years. After all, every penny matters when it comes to creating value for customers and shareholders.

From purchasing the products, to procuring them, to shipping them, to stocking them… all the way to checking out the customer, in every step there are efficiency gains to be found, and thus pennies to be saved. These pennies are the resources the Group deploys to better serve the customer and improve her shopping experience.

CUSTOMIZE FOR THE **CUSTOMER** AND STANDARDIZE FOR **SAVINGS**

The efficiency of the retail cycle starts with buying products. Across its different banners, Delhaize Group has a team of experienced buyers ensuring the right products for the right assortment at the right price. This is the result of both their knowledge of products within their own category enhanced with the knowledge and experience of buyers in other countries and in other categories across the Group.

In order to capitalize even better on this collective experience from across the Group, and to benefit from the synergies of scale, Delhaize Group started already a few years ago centralizing its buying activities in the U.S. Combining the procurement teams from across the different operating companies within Delhaize America into one organization ensures that Delhaize America fully benefits from the available knowhow and best-practices with respect to sourcing, assortment, promotional planning , and private brand management. Migrating these back-office systems and processes from the individual operational companies gives those more resources to do what they do best: listen and respond to the needs of their customers and serve them the way they deserve to be served. Finally, the Delhaize America structure also centralized and standardized other non-customer-facing functions like accounting, financial analysis, legal and business development. On top of that, the Delhaize America structure comes with the systems to support it like a common finance platform and centralized human resources and payroll systems.

The success of this standardized structure at Delhaize America proved to be a good example for the creation of the Delhaize Europe structure in 2012. Important efforts were made to harmonize and standardize local activities on a European level such as finance, IT, legal and human resources. From a systems perspective this new structure will be supported by SAP. Efforts are also being made in Europe to create better procurement efficiencies in order to leverage knowhow and economies of scale. Already, since early 2009 all European operations have been benefiting from the membership to the buying alliance, AMS, giving them access to the best possible quality products at the best possible prices.



VALUE CHAIN
VIRTUOUS CIRCLE



Efficiency gains in
33
distribution centers.

After purchasing the products, Delhaize creates more savings with efficient logistics. Whether from helping a supplier find the best lanes or via back-hauling by Delhaize-owned transportation, there is always room for incremental improvement. At Delhaize Group's distribution centers, further efficiency gains are made. Storage is expensive and so is installing warehouse management systems. In order to achieve the highest return possible it is crucial that products find their way into, through, and out of the warehouse as fast and efficiently as possible.

One example of a state-of-the-art warehouse complex within the Delhaize Group network can be found in the semi-automated distribution centers of Delhaize Belgium in Zellik, near Brussels. In these warehouses, fresh products can both be processed at a very high speed and with a high level of customization. This standardized customization not only makes it possible to increase the freshness of the products delivered to the store, it also enables the distribution center to supply a store with only the number of products that store expects to be able to sell. This increased speed as well as heightened selectivity both significantly diminishes food waste store level and increases inventory rotation at the distribution center, which results in fresher products for the customer and higher returns for the Group. In the U.S., Delhaize America installed an overarching Supply Chain Master Network to increase the performance of its distribution centers and logistic network. This master network not only results in better conditions from suppliers, because of the scale advantages, it also increases the quality of the products and reduces the transportation costs.

While warehouse management systems work well at distribution centers, small inventories at store level require a very different ordering system. At all operational companies across Delhaize Group, systems have been installed to optimize the store inventory levels. For example, In 2012 Food Lion implemented Computer Assisted Ordering (CAO) for center store items at all 1,138 Food Lion stores. Three Food Lion districts are piloting CAO in fresh departments. In Delhaize Europe, an important support tool being implemented is SAP Retail. This implementation represents a new common way of working across the region that unites the foundational operating systems and supply chain standard practices across Delhaize Europe. It includes the purchase, sale and handling of products throughout both warehouses and stores. The first phase of the system implementation was successfully launched in Greece in 2012 and will be further rolled out in the rest of the European operations in 2013.

SAVING
AT THE STORE

The efficiency work continues when products reach the store. Intelligent planograms, planned truck-unloading, and purposeful inventory placement increase speed to shelf. Shelf-ready packaging, being developed in conjunction with suppliers, will further improve labor efficiency. These advances mean store associates spend less time stocking the product and more time improving the customer experience.

This is especially the case at the discount format, Bottom Dollar Food. There, most of the store inventory of many products can be found on "sky shelves" located above the top selling shelf. Fresh fruit and vegetables are presented in their original case inside a walk-in cooler. Presenting produce this way means less handling from associates, improving not only efficiency of the associate but also improving quality of the product. The less an orange is touched before it is sold, the better its quality. This is another example of the way Delhaize Group increases its efficiency without compromising its offer to the customers.



Focus on



2012 was another wrenching year for the Greek economy. GDP was down 6% in the fourth quarter and the unemployment rate remained at historical levels. However, even in this difficult environment, Alfa Beta showed resistance and even succeeded in capturing a market share from its competitors.

"In these uncertain times for customers, Alfa Beta has benefited from its strong identity. We have been known for decades for our high quality assortment and excellent service. And long before the effects of the crisis started to hurt the Greek population, we started investing heavily in lower prices," explains Kostas Macheras, Executive Vice President of Delhaize Group and Chief Executive Officer Southeastern Europe. "While in 1998 we were significantly more expensive than our competitors, today that situation has changed dramatically and we are even price leaders for many categories. The perception of low prices has maybe not been fully established yet, but what is important is that through this process we have managed to safeguard our identity."

Alfa Beta is able to offer its customers lower prices than its competitors because of its disciplined cost control. "We keep costs low by being alert and by watching every line. We also benefit strongly from being part of an important international group. As such, we are in an excellent position to talk to suppliers. We can guarantee them that they will get paid on time, while we are guaranteed to receive the best conditions for our products. It is a clear win-win," underlines Mr. Macheras.

Greek + Locality = Greekality

Another important feature through which Alfa Beta won the hearts and the wallets of customers is its inherent Greek character. "I like to call this our Greekality," says Mr. Macheras. "Although we are part of an international group, we have been able to keep our strong local identity. Greeks like food and like to eat and while they like to discover new tastes, they are also very loyal to what their country has to offer. So we went to look for those local products and gave Greek food to the Greeks, amongst others, with our highly appreciated 'Close to Greek Nature products."



Finally, for many customers the real frustration in grocery shopping is checking out and paying. Customers do not like to wait too long and prefer to minimize their time spent on this tedious part of their shopping trip. Improving this aspect of the customer's experience is why Delhaize Group offers a wide variety of check out systems at most of its stores. One of the most innovative and award-winning check-out systems is at the discount format, Red Market, in Belgium. There the checkout already starts when entering the stores. Customers "check as they shop" using a handheld device to scan the products they buy. Then when they are finished shopping they cue in an airport-like single line to then pay at the first available checkout desk. No extra manipulation, like moving products from one basket to another, is needed.



500 mio €

FREE CASH FLOW GENERATION

Strong cash flow generation is the life blood of any business and Delhaize Group is no exception. Facing the difficulties in 2012 and preparing for the coming challenges ahead, Delhaize Group has emphasized the creation of strong free cash flow. "The importance of this key financial indicator cannot be overestimated. It is crucial in assessing both the current health of the company and securing the performance going forward. The initial target at the beginning of the year was set at generating €500 million of free cash flow by the end of 2012. At the end of the year, Delhaize Group largely overachieved this target and even set aside €772 million in free cash flow", comments Delhaize Group Chief Financial Officer Pierre Bouchut. Going forward Delhaize Group aims at creating an average annual free cash flow of around €500 million for the next three years. "This should give the company sufficient financial breathing space to further implement its strategy of achieving profitable top line growth and creating added value for all its stakeholders in both the short and long term".

€772 million
Free Cash Flow generated in 2012



SUSTAINABILITY

The third pillar of the Delhaize Group strategy is sustainability, not because it is fashionable but rather because acting responsibly is part of the DNA of the company. This DNA manifests itself in selling good products to its customers, taking care of its associates, and treating the planet as if it were its own. In 2012 Delhaize Group took important steps in this domain and even raised the bar by introducing a new strategy and ambition to be recognized as a leader in sustainability by 2020 in all of its markets.



Given the importance of food in everybody's life, food retail has emerged as a central industry in the conversation on sustainable development. Delhaize Group has been participating in this conversation and working on sustainability, formerly known as Corporate Responsibility, for many years. In 2008 the Group formalized its commitment in business strategy and two years later, in 2010, made it one of the three pillars in the New Game Plan comprising the key areas of People, Products and Planet. In 2012, in an exceptionally tough business climate, Delhaize Group launched new initiatives and already moved towards the 2020 ambition, which places a much stronger focus on building sustainability into private brands and puts more emphasis on reducing waste across the Group.

Some 2012 steps on the path to sustainability leadership.

Product

From 2012 on Delhaize America ensures that all seafood products sold in its stores are harvested in a sustainable manner. This means that seafood is fished or farmed in a way that will enable it to be around for generations to come. Delhaize America will only sell seafood from fisheries and farms that are managed by competent authorities that use a science-based approach to their management plans. Similar efforts were made in Belgium where Delhaize reached a significant milestone in its partnership with the World Wide Fund for Nature (WWF). Now, all fresh fish sold at Delhaize supermarkets is harvested in a sustainable way. All frozen fish will be sustainably sourced by the end of 2013.

People

In 2012 Delhaize Belgium stepped up its efforts to offer more local products. These products are not only excellent choices for the customers; they offer also a unique opportunity to support local communities. "I think customers like products that they can link to the people who make them. And for a small company like ours it is important to be supported so we can be present at different places in our region", explains a local producer of pancakes. Just like the other operating companies within Delhaize Group, Delhaize Belgium has always given priority to local products and local producers. 100% of the eggs, 95% of milk, 85% of meat and 90% of the fruit and vegetables sold in Belgian Delhaize stores are Belgian. So with broadening its assortment of local products, Delhaize Belgium also provides local farmers and producers opportunities for growth.

Planet

Beginning in 2012, most of the Delhaize Group banners launched new programs to reduce store waste. Delhaize Belgium, a longtime partner of food banks, launched a test program in three cities to provide a daily selection of items to local food organizations. Volunteers from Saint-Vincent de Paul Society arrived at the stores every afternoon to pick up pre-assembled packages of select dry foods, fresh foods that reached their sell-by dates, and fro-



Store manager of the year

In 2012 Delhaize Group organized for the first time the Store Manager of the Year (SMYA) Award across the entire Group. DG launched the SMYA program as a way to recognize the key role Store Managers play every day at the heart of the multi-national food retailing business. While the program selects one overall winner, its intent is to recognize and celebrate the important role that all Store Managers play in growing a stronger business, associates and communities every day.

zen bread to distribute to the needy that same day. In the U.S., Hannaford launched a "moving to zero waste" project in its entire store network that combined (1) a reinvigorated focus on waste and recycling standard procedures, (2) strengthening relationships with local food pantries to ensure that edible food that can't be sold is donated to feed people in local communities, and (3) adding food waste recycling programs where they didn't exist already. The pilot was successful, leading to much lower waste and higher recycling, bringing waste cost at Hannaford down by 15% from 2011 to 2012.

2020

While the above steps are good, there remains much to be done; being recognized as a leader in sustainability by 2020 is a long journey and a work in progress. Moving forward, Delhaize Group has crafted its sustainability ambition as a "journey to Supergood". Supergood is about embedding the sustainability approach into everything Delhaize Group and all of its operating banners do. Supergood means supermarkets filled with good products, where what's good for the bottom line goes hand-in-hand with what's good for the community, the company, and the planet.

To achieve Supergood by 2020, the Delhaize Group sustainability strategy focuses on three categories: Areas we intend to WIN (exceed our competitors' efforts in local markets); areas we intend to LEAD (be among the leaders in our local markets); and areas we will address EVERYDAY (ensuring we meet core environmental and social standards across our business).



100%
of seafood products harvested sustainably at Delhaize America



Delhaize Group entered for the first time the Dow Jones Sustainability Index (DJSI), both at the world and European levels, for food and drug retailers. "This is a great acknowledgement that we are building a solid foundation of sustainable business practices. As we move toward our ambitious 2020 sustainability strategy, this recognition from the world's leading business indexes reinforces that we are on our way to embedding sustainability across our business and using it to drive clear business value." commented Megan Hellstedt, Director of Sustainability at Delhaize Group.
The Dow Jones Sustainability World Index was launched in 1999 as the first global sustainability benchmark. The indexes track the stock performance of the world's leading companies in terms of economic, environmental and social criteria, such as corporate governance, risk management, supply chain management, health and nutrition, environmental efficiency, and labor practices.



Read more on our progress towards sustainability leadership in the Sustainability Report, published on the Delhaize Group website in June
→ **www.delhaizegroup.com/SustainabilityReport/2012**

FINANCIAL REVIEW

REVENUES
(in billions of €)



10   11   12

OPERATING MARGIN
(in %)



10   11   12

OPERATING PROFIT
(in millions of €)



10   11   12

**NET PROFIT FROM
CONTINUING OPERATIONS**
(in millions of €)



10   11   12

Income Statement

In 2012, Delhaize Group achieved revenues of €22.7 billion. This represents an increase of 7.7% at actual exchange rates, mainly due to the strengthening of the U.S. dollar by 8.3% against the euro compared to 2011, or 2.9% at identical exchange rates. Organic revenue growth was 2.1%.

The **revenue** growth was the result of the performance of all segments. In the U.S. revenue growth was 0.9% in local currency, excluding the impact of the 126 stores closed in the first quarter of 2012. Revenue growth in Belgium was 1.6% as a result of network growth and comparable store sales growth of 0.6%. Finally, Southeastern Europe & Asia delivered a solid revenue growth of 34.1% at identical exchange rates following the acquisition of the Maxi operations in 2011 (+10.0% at identical exchange rates excluding Maxi) and the strong performance in Greece and Romania.

The U.S. operating companies generated 64% of Group revenues, Belgium 22% and Southeastern Europe and Asia 14%. **Gross margin** was 24.5% of revenues, a 102 basis points decrease at identical exchange rates due to price investments across the Group. The lower margin of our Maxi business also contributed to the decreased gross margin.

Other operating income was €122 million, an increase of €4 million compared to last year.

Selling, general and administrative expenses were 21.4% of revenues and were flat at identical exchange rates as expenses related to our strategic initiatives in the U.S. and salary indexations in Belgium were offset by cost savings across the Group, a payroll tax refund in Belgium related to the prior year and the reduction of our U.S. bonus accrual.

Other operating expenses were €428 million compared to €169 million last year primarily due to a €125 million charge linked to the portfolio optimization announced in January 2012 and a €270 million impairment charge recorded in the fourth quarter of 2012, mostly related to Maxi, and to a lesser extent to planned Sweetbay store closures.

Operating profit decreased by 52% at actual exchange rates to €390 million mainly due to price investments, store closing expenses of €125 million in the first quarter of 2012 and the impairment charges of €270 million recorded in the fourth quarter of 2012.

Underlying operating profit decreased by 13.4% at actual exchange rates to €810 millions.

Net financial expenses were €241 million, an increase of €50 million at identical exchange rates mainly due to the premiums paid as part of the debt refinancing at the end of 2012 and to the additional debt to partially finance the Maxi acquisition. At the end of 2012, the average interest rate on our long-term debt was 4.4% compared to 5.0% at the end of 2011.

Net profit from continuing operations decreased by 73.7% (-78.9% at identical exchange rates) as a result of the portfolio optimization charge in the first quarter, the impairment charge in the fourth quarter and a decline in operating profit which was partially offset by the resolution of tax matters and was €125 million or €1.27 basic earnings per share (€4.74 in 2011). Delhaize Group recorded a loss of €22 million in discontinued operations related to the Albanian operations (including an impairment charge of €16 million) following an agreement to sell these operations in February 2013.

Group share in net profit amounted to €105 million, a decrease of 77.8% at actual exchange rates (-82.9% at identical exchange rates) compared to 2011, mainly due to portfolio optimization and impairment charges, partly offset by the favorable impact of lower effective tax charges. Per share, basic net profit was €1.05 (€4.71 in 2011) and diluted net profit was €1.04 (€4.68 in 2011).

Cash Flow Statement

In 2012, **net cash provided by operating activities** was €1 408 million, an increase of €302 million compared to 2011, primarily as a result of inventory reduction initiatives across the Group and especially in the U.S., an improved payment process in Belgium and improvement in the working capital position at Maxi over the course of 2012.

Net cash used in investing activities decreased by €628 million, mainly due to the acquisition of Delta Maxi in 2011 as well as more capex discipline in 2012.

During 2012, Delhaize Group made **capital expenditures** of €688 million, consisting of €590 million in property, plant and equipment, €92 million in intangible assets and €6 million in investment property. In 2011 capital expenditures amounted to €762 million.

51.5% of total capital expenditures were invested in the U.S. activities of the Group, 22.3% in the Belgian operations, 22.8% in the Southeastern Europe & Asia segment and 3.4% in Corporate activities.

Investments in new store openings amounted to €160 million (23.3% of total capital expenditures), a decrease of €71 million compared to 2011 due to capex discipline. Delhaize Group invested €235 million (34.1% of capital expenditures) in store remodeling and expansions (€185 million in 2011).

Capital spending in information technologies, logistics and distribution, and miscellaneous categories amounted to €293 million (42.6% of total capital expenditures), compared to €346 million in 2011.

Net **cash used in financing activities** amounted to €262 million, an increase of €116 million compared to the prior year mainly due to the higher repayment of long-term loans partly offset by higher proceeds from the issuance new bonds.

Balance Sheet

At the end of 2012, Delhaize Group's total assets amounted to €11.9 billion, 2.9% less than at the end of 2011.

At the end of 2012, Delhaize Group's sales network consisted of 3451 stores, a net increase of 43 stores compared to 2011. Of these stores, 700 were owned by the Company. Delhaize Group also owned 29 warehousing facilities in the U.S., Belgium and Southeastern Europe.

At the end of 2012, **total equity** decreased by 4.2% to €5.2 billion. In 2012, Delhaize Group did not purchase any treasury shares and issued 29 308 shares of common stock for €1 million in the fourth quarter as a consequence of the exercise of warrants, and used 139 813 treasury shares to satisfy the vesting of restricted stock units that were granted as part of the share-based incentive plans. The Group owned 1 044 135 treasury shares as of December 31, 2012.

At the end of 2012, Delhaize Group's **net debt** decreased by €587 million to €2.1 billion mainly as a result of strong free cash flow generation partially offset by the payment of dividends.



22.7 billion €

revenues in 2012



GROUP SHARE IN NET PROFIT
(in millions of €)

574 | 475 | 105
10 | 11 | 12



BASIC NET PROFIT
(group share) (in €)

5.73 | 4.71 | 1.05
10 | 11 | 12



CAPITAL EXPENDITURES
(in millions of €)

660 | 762 | 688
10 | 11 | 12



NET DEBT
(in billions of €)

1.8 | 2.6 | 2.1
10 | 11 | 12

NON-GAAP MEASURES

In its financial communication, Delhaize Group uses certain measures that have no definition under IFRS or other generally accepted accounting standards (non-GAAP measures). Delhaize Group does not represent these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators for our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to IFRS measures can be found in the chapter "Supplementary Information" of the Financial Statements (www.annual-reports.delhaizegroup.com). A definition of non-GAAP measures and ratio composed of non-GAAP measures can be found in the glossary. The non-GAAP measures provided in this report have not been audited by the statutory auditor.

At the end of 2012, Delhaize Group had total annual minimum operating lease commitments for 2013 of €312 million, including €21 million related to closed stores. These leases generally have terms that range between 1 and 45 years with renewal options ranging from 3 to 30 years.

Events after Balance Sheet Date

On January 3, 2013, Delhaize Group redeemed the remaining $99 million of the $300 million 5.875% senior notes due 2014 and the underlying cross-currency swap.

On January 17, 2013, Delhaize Group announced the decision to close 52 stores, 45 stores in the U.S. (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food), 6 stores in Southeastern Europe and 1 store in Belgium. As a result, the group recorded an impairment charge of €49 million in the fourth quarter of 2012. During the first part of 2013, the Group expects earnings to be impacted by approximately €80 million to reflect store closing liabilities including a reserve for ongoing lease and severance obligations. In addition, the Group will record charges of approximately $20 million (€15 million) in the first quarter of 2013 related to the severance of senior management and of support services associates in the U.S.

In January 2013, the Greek parliament prospectively enacted an increase in the Greek corporate tax rate from 20 to 26%. The impact on Alfa Beta will be immaterial.

In February 2013, Delhaize Group launched a tender offer to acquire 16% non-controlling interest in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, at a price of €300 per share. At December 31, 2012 Delhaize Group owned 75.4% of C-Market, or 150 254 shares.

In February 2013, Delhaize Group completed the sale of its Albanian activities and recorded a gain of approximately €1 million.



DEBT MATURITY PROFILE[1] (AFTER SWAPS) (in millions of €)

2013	2014	2015	2016	2017	2018	2019	2020	2027	2031	2040
164	232		8	341	400	225	400	54	211	627

(1) Excluding finance leases; principal payments (related premiums and discounts not taken into account) after effect of cross-currency interest rate swaps.

UNITED STATES

With 64% of total group revenue, the U.S. is the biggest market for Delhaize Group. With a network of 1 553 stores and 104 613 associates, Delhaize America generated €14.6 billion ($18.8 billion) in revenues in 2012 and €850 million in EBITDA. Through multiple formats and banners, Delhaize America operates stores on the East Coast of the United States; from Maine to Florida.

64%
of total group revenue





NUMBER OF STORES BY STATE
(as of December 31, 2012)

Delaware	23
Florida	113
Georgia	91
Kentucky	3
Maine	56
Maryland	79
Massachusetts	26
New Hampshire	33
New Jersey	11
New York	49
North Carolina	507
Ohio	3
Pennsylvania	50
South Carolina	130
Tennessee	32
Vermont	17
Virginia	312
West Virginia	18
Total	**1 553**
Number of states	18

- Hannaford
- Bottom Dollar
- Food Lion
- Harvey's
- Sweetbay

REVENUES
(total: $ 18 800 million)



36% / Other segments

US / 64%

1 553 stores

104 613 associates

KEY FIGURES (as of December 31, 2012)

	FOOD LION	HARVEYS	bottom dollar FOOD		Sweetbay
stores	1 138	73	56	181	105
location	Southeast and Mid-Atlantic	Georgia, Northern Florida, South Carolina	New Jersey, Ohio, Pennsylvania	Northeast	Westcoast of Florida
sq.ft.	25 000 - 45 000	25 000 - 45 000	18 000 - 20 000	25 000 - 55 000	25 000 - 50 000
basket	15 000 - 20 000	15 000 - 20 000	6 000 - 8 000	25 000 - 46 000	28 000 - 42 000



In 2012, revenues in the U.S. decreased by 2.2% in local currency. This was mainly the result of closing 126 stores in the beginning of 2012. Excluding this impact, revenue growth stood at 0.9%. Comparable store sales decreased by 0.8%. While this performance is unsatisfactory, it does not yet demonstrate the full impact of the Food Lion repositioning. In 2012 the number of repositioned stores reached more than 700, representing more than 60% of the Food Lion network. Since their launch, the repositioned stores showed increases in transaction counts and real sales volume growth. In these repositioned markets, comparable store sales growth outperformed stores that have not yet repositioned by more then 5% at the end of the 4th quarter 2012.

In addition to the Food Lion repositioning, the Group took other important measures in the U.S to solidify the health and the future growth of the company. At the beginning of the year management made the decision to retire the Bloom banner. This decision was not taken lightly, but it was deemed necessary in light of the strategic choice to focus resources on a limited number of projects. Similarly, expansion of Bottom Dollar Food was focused on increasing density in its first two markets: Philadelphia and Pittsburgh. Finally, at the beginning of 2013, Delhaize America trimmed its Sweetbay store network to provide more oxygen for the remainder of the portfolio.

As a result of price investments, especially at Food Lion, and the negative impact from the closure of 126 stores, the U.S. **gross margin** decreased in 2012 by 107 basis points to 26.2%. At the same time, lower sales and the impact of the Food Lion brand repositioning resulted in an increase of **selling, general and administrative expenses** as a percentage of revenues by 21 basis points to 23.0% mainly. This increase was partly offset by the reduction of the U.S. bonus accrual.

The **operating margin** of the U.S. business decreased from 3.9% in 2011 to 2.3% in 2012 mainly because of the $249 million impairment and store closing charges.

Total **capital expenditures** were $455 million, an decrease of 21.4% compared to prior year.

Food Lion

Founded in 1957, Food Lion prides itself on offering customers convenient stores providing a good assortment of quality products at low prices. At the end of 2012, Food Lion operated 1 138 stores located in 10 states in the Southeastern United States. In 2011 the company launched the brand repositioning project which focused on the elements Simple, Quality and Price. Using a combination of limited capital and associate training these elements aimed, amongst others, at enhancing the customer satisfaction through price, fresh produce and an easy and convenient shopping experience. The brand repositioning project created a positive dynamic around Delhaize Group's largest banner. In 2012 more than 500 stores were repositioned in Virginia, West Virginia, North Carolina and South Carolina. By lowering prices, training associates and investing its capital smartly, Food Lion stabilized the business in launched markets and set the foundation for future growth.

Bottom Dollar Food

Bottom Dollar Food is Delhaize Group's discount format in the U.S. offering a limited assortment of about 7 000 products, including meat and produce, with a laser-like focus on keeping prices low for customers. At the end of 2012, the Bottom Dollar Food network numbered 56 stores, 29 in Philadelphia and 13 in Pittsburgh, its two core markets. At the start of 2012 the banner opened 14 stores in two weeks in Pittsburgh and ended the year with a total of 27 new stores.

Harveys

Harveys is a supermarket format focused on serving rural markets in Georgia, South Carolina and North Florida and offering a highly localized assortment of regional favorites and fresh products. The banner possesses strong brand recognition and customer loyalty. At the end of 2012, Harveys operated 73 stores.

Hannaford

Hannaford is a chain of 181 large stores, with an average selling area of 40 000 square feet. The stores offer a wide range of high quality and fresh products, typically carrying on average 35 000 SKUs. Additionally, more than 81% of the stores has pharmacies. Hannaford augments its quality positioning and increases its value proposition by being priced right every day. This everyday pricing is a foundational element in the Hannaford strategy and substantial work to support this was done in 2012. Hannaford also takes pride in offering sustainable seafood as well as locally-grown and locally-made products.

Sweetbay

Located in Southwest Florida, Sweetbay has a reputation for quality, price and fresh food. The banner is also well-known for its strong Hispanic food offering. At the end of 2012 Sweetbay operated 105 stores. However, in the first quarter of 2013, Sweetbay closed 34, primarily loss making, stores throughout its network.

62%
of all Food Lion stores were repositioned, meaning more than 700 stores.

BELGIUM

Belgium is Delhaize Group's historical domestic market. Delhaize Belgium operates a wide variety of company-operated and affiliated store formats including supermarkets, convenience and proximity stores, specialty stores and the recently added discount supermarkets Red Market. At the end of 2012, Delhaize Belgium operated 840 stores in Belgium and Luxemburg, a net increase of 19 stores compared to the prior year.

Delhaize Belgium generated €4.9 billion in **revenues** in 2012, an increase of 1.6% compared to 2011. The 2012 growth numbers were a combination of both a positive comparable store sales evolution of 0.6% and network growth. In total 35 new stores were opened in 2012 and 9 stores were remodelled in line with the New Generation Store Concept that was launched at the end of 2011. The affiliated store model for supermarkets and convenience stores was once again a strong pillar in the network growth model in 2012.

During 2012, Delhaize Belgium's **gross margin** decreased by 71 basis points to 20.3% of revenues as a result of price investments. **Selling, general and administrative expenses** decreased by 6 basis points to 16.7% of revenues mainly as a result of a payroll tax refund related to prior year partly offset by the impact of automatic salary indexation.

Total **capital expenditures** at Delhaize Belgium amounted to €153 million, compared to €142 million in 2011.

Supermarkets - Delhaize

With 146 company-operated stores, Delhaize "Le Lion" is the leading supermarket banner of Delhaize Group in Belgium and Luxemburg. The strengths of Delhaize "Le Lion" are its assortment of high quality and affordable products, its broad private brand assortment with both innovative and low price items, and its emphasis on customer service.

Affiliated supermarkets - AD Delhaize

Just like the company-operated Delhaize "Le Lion" banner, AD Delhaize is a supermarket banner but operated by independent owners. These stores are similar but on average smaller than the company operated supermarkets. Our affiliated stores continue to be the most important contributor to Delhaize Belgium's growth. In 2012 another 24 supermarket affiliates joined the network throughout Belgium and Luxemburg.

Company operated urban convenience stores - City

In 2012 Delhaize Group decided to convert its 15 company-operated City neighborhood stores in Belgium into independent Proxy stores. As such they will benefit from the greater flexibility needed to run urban stores and will be able to better adapt to their specific environment. In Luxemburg Delhaize continues to operate 3 City stores.

Affiliated convenience stores - Proxy and Shop 'n Go

Proxy is a convenience store format with a focus on fresh products and private label products. In 2012 the Proxy network expanded with 18 new stores, The Shop'n

Go stores are small convenience-oriented and located mainly at gas stations. They are responding to customers' expectations on proximity, convenience, speed and longer operating hours.

Low-cost / low-price supermarkets - Red Market

Red Market supermarkets are newer concept stores that combine high quality products, private as well as national brands, new technologies and ease of shopping with helpful associates and very low prices. The first two Red Markets were opened in 2009. With the addition of two more new stores in 2012, the Red Market network reached a total of 9. Striking and humorous add campaigns, like hiding piggy banks with Red Market vouchers in big cities to raise brand awareness, underlined the dynamics around the youngest Delhaize Belgium banner.

Everything for your pet stores - Tom & Co

Tom & Co is the leading pet food chain in Belgium. The 136 stores sell pet food, care products, care services and accessories for pets. In 2012, Tom & Co launched Tom & Care, "health insurance" for animals. It is sold exclusively at Tom & Co and is unique in its kind.





Delhaize Belgium wants to be recognized as an expert in nutrition, in excellent food and in culinary trends. The company considers it as part of its mission to guide and inspire customers for both their everyday as well as their festive cooking. So for the year-end holiday season in 2012, Delhaize Belgium gave its customers the unique opportunity to take a cooking class with five of the most important Chefs in Belgium: Peter Goosens, Lionel Rigolet, Yves Mattagne, Wout Bru and Bart Desmidt. This was the second largest cooking event ever organized worldwide. No fewer than 18 000 candidates signed up for the experience and 1 600 were eventually chosen to be guided by the five chefs who collectively have earned nine Michelin Stars.



35 new and 9 remodelled stores

25% market share in Belgium

16 304 associates

KEY FIGURES (as of December 31, 2012)

	DELHAIZE	AD	City	Proxy	Shop & Go		Tom&Co
🏠	146	223	18	208	100	9	136
m2	1 900	1 125	500	500	140	1 200	450
🧺	17 000	12 000	6 500	6 500	2 000	5 700	3 600



MULTI CHANNEL INITIATIVES

Delhaize Belgium also operates e-commerce initiatives like Delhaize Direct, Delhaize Wineworld, and a home delivery service, Caddy Home.

- **Delhaize Direct:** Customers do their shopping on-line on a dedicated store website and collect their groceries at one of the 118 stores that have a dedicated collection point. The ambition is to further increase this number in 2013 and continue the roll out to affiliated stores. In 2012, with the launch of Delhaize Direct Cube, a new virtual supermarket in train stations was created to promote the Delhaize Direct service.

- **Delhaize Wineworld:** With more than 1 300 different wines, Delhaize Belgium offers its customers one of the broadest selections of wines in Belgium. Through a new and easy-to-navigate website, customers can explore a unique wine cellar, offering both everyday and exclusive wines from all over the world. After completing the ordering process, the wines are delivered to the customer at home.

- **Caddy Home:** For customers who are pressed for time or mobility-challenged and therefore cannot visit one of the Delhaize stores, groceries can be ordered online, by telephone or fax and will be delivered at a time of the customers convenience at home.



SOUTHEASTERN EUROPE & ASIA

Southeastern Europe & Asia comprise Delhaize Group's fastest growing segment. Combining the acquired Maxi-operations in five Balkan countries with the existing operations of Alfa Beta in Greece, and Mega Image in Romania and then adding the Super Indo operations in Indonesia resulted in total 2012 revenues of €3.2 billion. These combined revenues comprise 14% of total Group revenues, up from 12% in 2011.

Revenues of the Southeastern Europe & Asia segment increased by 34.1% in 2012, at identical exchange rates. The Maxi-operations, for the first time fully consolidated for the entire year in 2012, account for a significant portion of this growth. However, excluding the impact of Maxi, revenue increased 10% at identical exchange rates thanks to impressive network expansion at Mega Image in Romania and solid growth in Indonesia.

In a declining Greek market Alfa Beta managed to gain market share in 2012. This is an excellent example of how consistently implementing a customer-focused strategy wins customer loyalty. During the past decade Alfa Beta has worked vigorously to improve its price perception while at the same time safeguarding its valuable image as a quality food retailer. In 2012, Alfa Beta continued its strategy of offering attractive assortments containing both national and private brands, emphasizing on local products, and investing in price competitiveness, and thus continued to win both the heart and wallet of the challenged Greek customer.

The Maxi-operations benefited in 2012 from further integration efforts with Delhaize Group. Under the umbrella of Delhaize Europe the company succeeded in maintaining cost discipline, making more resources available to invest in sales building initiatives. Additionally, the company recently took the decision to sell the small Albanian operations.

Gross margin in the SEE & Asia segment decreased by 43 basis points due to the lower gross margin of Maxi. Excluding Maxi, gross margin for the segment increased by 32 basis points as a result of better supplier terms, partly offset by price investments. **Selling, general and administrative expenses** as a percentage of revenues decreased by 15 basis points to 20.3% as a result of higher taxes in Greece due to austerity measures and higher staff costs and rents due to new store openings.

Total **capital expenditures** amounted to €157 million, compared to €185 million in 2011.

Alfa Beta - Greece

Alfa Beta operates a multi-format store network in Greece combining both company-operated and affiliated stores. Alfa Beta is known for its large assortment, including fresh and organic products and local specialties. In a challenging Greek economic environment, Alfa Beta succeeded in securing this position and strengthened its market share to 21.4%, up from 19.3% in 2011 (Source: AC Nielsen). This was due both to increasing the network by net 17 stores, reaching a total of 268, as well as better-than-competition comparable store sales performance. In addition Alfa Beta continues to look for ways to better connect with its customers: in 2012 it developed a new store concept Alfa Beta Shop & Go. This small (100-120 sqm), convenience-oriented format mainly focuses on immediate-need and daily shopping and will operate in high density neighborhoods in large cities.

"PRICE RESTORE" CAMPAIGN

On April 2 2012, Maxi launched a price reduction campaign under the theme "In Maxi prices speak for themselves." The campaign was announced in an innovative manner, where climbers wearing "price" costumes rappelled down a building in downtown Belgrade to symbolize prices falling. "Everybody kept telling me that I was flying too high and I had to fall. When I fall, everybody is happy and each of my falls is in customers' interest. When I live low life, everybody else's living standard rises.



Excuse me, but I have to go on and keep on falling," a Price was quoted. The objective of this campaign is to bring significant savings for customers in Maxi stores. Price reductions have been made on several hundreds of products in all categories reaching in some cases a reduction of up to 30 percent.

Mega Image - Romania

Mega Image operates neighborhood supermarkets concentrated in Bucharest with a focus on variety, fresh offering, proximity, and competitive prices. After accelerating its expansion program in 2011, Mega Image shifted into an even higher gear in 2012 by opening 89 new stores, nearly doubling its store network and ending the year with 193 stores. An important lever for this growth was the development and deployment of the Shop & Go format in 2010, enabling Mega Image to respond to the proximity and convenience needs of Romanian customers.

Maxi

In 2012 Delhaize Group operated stores under the Mini Maxi, Maxi, Tempo, Piccadilly, Euromax banners across the five countries of Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro, and Albania.

Serbia

Today, Delhaize Group operates its stores primarilly under the aegis of the Maxi brand and with more than 360 stores, Delhaize Group is the leading food retailer in Serbia. The Maxi and Tempo stores thrive on unique brand awareness, built by offering a broad assortment, including fresh and bakery products, in stores with great locations. In 2012, Maxi continued its integration efforts and further aligned and simplified its formats. Tailoring the offer for customers, management developed the concepts Exclusive Maxi, Urban Maxi and Local Maxi. For MiniMaxi the same exercise was done and resulted in launching of the pilot concept Shop'n Go, focusing on convenience.

Bulgaria

In Bulgaria, Delhaize operates under the Piccadilly brand. Piccadilly is known for its large assortment, strong focus on fresh products and extended opening hours. Last year, important and successful efforts were made to sharpen this quality and convenience image and improve customer satisfaction.

Most Piccadilly stores are located in urban areas, concentrated in Sofia, Varna and Plovdiv. At the end of 2012 Delhaize Group operated 43 stores in Bulgaria, a gross increase of 8 stores compared to the prior year.

Bosnia and Herzegovina

Delhaize Group operates a network of 41 stores, making it one of the largest food retailers in Bosnia and Herzegovina. The multi-format network comprises Mini Maxi convenience stores, Maxi supermarkets, Tempo hypermarkets, and Tempo Express discount stores.

Montenegro

Delhaize Group offers 3 different store formats to our customers in Montenegro. The Maxi supermarket and the Tempo hypermarket have both a strong focus on fresh products as well as a large assortment. The Mini Maxi convenience stores offer a narrower assortment but include fresh products.

Albania

The Albanian network consists of 23 Euromax stores, offering a mix of convenience stores and supermarkets. At the end of 2012, in an effort to further focus resources, Delhaize Group decided to sell the Albanian activities and completed this transaction in February 2013.

Super Indo - Indonesia

Most Super Indo stores (51% owned by Delhaize Group) are located in Jakarta, Bandung, Surabaya and Yogyakarta, all densely populated cities on the island of Java, in Indonesia. Super Indo supermarkets offer a wide variety of fresh products with a focus on fresh meat and fish at low prices, both of which are important differentiators in the Indonesian market. In 2012, Super Indo opened 15 new stores primarily in the Central and East Java Regions. The market share of Super Indo came out at 4.2% in the supermarket and hypermarket category (Source: AC Nielsen).



45% of Group revenue growth coming from SEE&A segment



36 859 associates

KEY FIGURES (as of December 31, 2012)

	Albania	Bosnia and Herzegovina			Bulgaria	
	EUROMAX	mini MAXI	MAXI	TEMPO	Пикадили	Пикадили EXPRESS
🏠	23	19	20	2	25	18
m2	170 - 6 000	400	400 - 2 500	4 000 - 10 000	2 200	250
🧺	16 000	12 000	19 000	25 000	15 000 - 18 000	3 000 - 6 000

	Montenegro			Serbia			
	mini MAXI	MAXI	TEMPO	mini MAXI	MAXI	TEMPO	TEMPO express
🏠	8	15	1	220	121	10	12
m2	up to 400	400 - 2 500	3 000	up to 400	400 - 2 500	4 000 - 10 000	500 - 2 000
🧺	4 000	12 000 - 18 000	24 000	6 600	14 500	31 500	5 000

	Greece					Romania		Indonesia
		city	Food Market	Shop & Go	ENA		Shop & Go	
🏠	162	42	27	25	12	132	61	103
m2	1 250	440	500	220	2 370	600	260	1 000
🧺	13 300	4 150	6 750	4 250	8 200	5 900	2 000	8 700

BOARD OF **DIRECTORS**

as of December 31, 2012

1. MATS JANSSON (1951)

Chairman since 2012
Board Member of Danske Bank
Former President of ICA Detaljhandel and
Deputy CEO and Chairman of the Group
Former CEO of Catena/Bilia, Karl Fazor Oy,
Axfood
Former President and CEO of Axel Johnson AB
Former President and CEO of SAS
Former Board member of Axfood,
Mekonomen, Swedish Match and
Hufvudstaden
Member of JP Morgan European Advisory
Council
Degree in Economics and Sociology
Elected 2011

2. HUGH G. FARRINGTON (1945)

Former President and CEO of Hannaford
Former Vice Chairman of Delhaize America
Former Executive Vice President of Delhaize
Group
BA in History, MA in Education
Elected 2005

3. WILLIAM G. McEWAN (1956)

Former President and CEO of Sobeys
Former Board Member of Empire Company
Former President and CEO of the U.S.
Atlantic Region of The Great Atlantic and
Pacific Tea Company
Board Member of The Consumer Goods Forum
Elected 2011

4. JACQUES DE VAUCLEROY (1961)

Member of Management Committee and
CEO of the Northern, Central and Eastern
Europe Region (NORCEE) of Axa
Former Member Executive Board ING Group
and CEO of ING Insurance Europe
Degree in Law,
Master of Business Law
Elected 2005

5. SHARI L. BALLARD (1966)

President, International - Enterprise
Executive Vice President of Best Buy Co., Inc.
Bachelors Degree in Social Work
Elected 2012

6. PIERRE-OLIVIER BECKERS (1960)

President and CEO since 1999
President of the Belgian Olympic and
Interfederal Committee
Member of the International Olympic
Committee
Former Co-Chairman of The Consumer
Goods Forum
Board member and former Vice-Chairman
of Food Marketing Institute
Board member and former Chairman of
CIES
Board member of the Consumer Goods
Forum
Board member of Guberna
Vice-Chairman Executive Committee
Federation of Belgian Companies
Master in Business Administration
Elected 1995

 1
 2
 3
 4
 5
 6
 7
 8
 9
 10
 11

7. JEAN-PIERRE HANSEN (1948)

Executive Committee member of GDF Suez
Chairman of the Energy Policy Committee
of GDF Suez
Member of the Management Committee
of FOREM
Former CEO and Chairman of Electrabel
Former COO and Vice Chairman of the
Executive Committee of Suez Group
Chairman of the Board of SNCB Logistics
Board member of Electrabel, Electrabel
Customers Solutions and CMB
Former Vice Chairman of Federation of
Enterprises in Belgium
Civil Engineer, Philosophy Degree in
Engineering,
Master in Economics
Elected 2011

8. CLAIRE H. BABROWSKI (1957)

Board member of Pier 1 Imports and Quiznos
Former EVP and COO of Toys'R'Us
Former COO and CEO of RadioShack
Former Senior EVP and Chief Restaurant
Operations Officer of McDonald's Corp.
MBA
Elected 2006

9. JACK L. STAHL (1953)

Former President and CEO of Revlon
Former President and COO of
The Coca-Cola Company
Former Group President and CFO of
Coca-Cola North America
Former Board member at Schering-Plough
Board member of Dr. Pepper Snapple
Group, Sacks and Coty and CVC Capital
Partners Advisory Inc.
Board member of nonprofit organization
MBA
Appointed by the Board in 2008,
Elected 2009

10. DIDIER SMITS (1962)

Managing Director of Papeteries Aubry
Former Manager of Advanced Technics
Company
Master in Economics and Financial Sciences
Elected 1996

11. BARON VANSTEENKISTE (1947)

President of Sioen
Vice Chairman and former CEO of Recticel
Former Chairman of the Board of Spector Photo
Group and Telindus Group
Board member at Spector Photo Group,
Former Chairman of Federation of Belgian
Companies
Member of the Corporate Governance
Commission
Civil Engineer
Elected 2005

EXECUTIVE COMMITTEE

as of December 31, 2012

12. PIERRE-OLIVIER BECKERS (1960)

President and CEO Delhaize Group
Belgium's Bel 20 CEO of the Year 2009
Manager of the Year 2000 (Trends/
Tendances)
Master in Business Administration
Joined Delhaize Group in 1983

13. PIERRE BOUCHUT (1955)

EVP and CFO Delhaize Group
Graduate in Financial Banking
Master in Applied Economics
Joined Delhaize Group in 2012

14. STÉFAN DESCHEEMAEKER (1960)

EVP and CEO Delhaize Europe
Master in Commercial Engineering
Joined Delhaize Group in 2009

15. MICHEL EECKHOUT (1949)

EVP Delhaize Group (until December 31, 2012)
Master in Economics, Executive Master in General Management
Joined Delhaize Group in 1978

16. RONALD C. HODGE (1948)

EVP Delhaize Group and CEO of Delhaize America (until October15, 2012)
BS in Business Administration
Joined Hannaford in 1980

17. NICOLAS HOLLANDERS (1962)

EVP of Human Resources, IT and Sustainability Delhaize Group
Master in Law and Notary Law, Post Graduate in Economics
Joined Delhaize Group in 2007



18. KOSTAS MACHERAS (1953)

EVP Delhaize Group and CEO of Southeastern Europe
Hellenic Management Association Manager of the Year 2008
Joined Alfa Beta in 1997
Retail Manager of the Decade 2011 (2011 Retail Awards in Greece)
Graduate in Economics
BA, MBA
Joined Delhaize Group in 2007

19. ROLAND SMITH (1954)

EVP Delhaize Group and CEO of Delhaize America
Graduate U.S. Military Academy
Joined Delhaize Group In 2012

20. MICHAEL R. WALLER (1953)

EVP, General Counsel and General Secretary Delhaize Group
BA in Psychology, Juris Doctorate
Joined Delhaize America in 2000

The following former Directors and Executives have been granted an honorary title in gratitude for their contribution to Delhaize Group:

- Honorary Chairman and Chief Executive Officer: Chevalier Beckers, Baron de Vaucleroy
- Honorary Chairman and Director: Mr. Frans Vreys, Count Georges Jacobs de Hagen
- Honorary Director: Mr. Jacques Boël, Mr. Roger Boin, Baron de Cooman d'Herlinckhove, Mr. William G. Ferguson, Mr. Robert J. Murray
- Honorary General Secretary and Member of the Executive Committee: Mr. Jean-Claude Coppieters 't Wallant
- Honorary Members of the Executive Committee: Mr. Pierre Malevez, Mr. Arthur Goethals, Mr. Renaud Cogels
- Honorary Secretary of the Executive Committee: Mr. Pierre Dumont

Honorary Director Mr. Roger Boin passed away at the end of 2012. The Board of Directors of Delhaize Group and its management wish to show their respect and pay tribute for his part in helping to build the company.

The Delhaize Group Board of Directors and its management ensure that the Company serves the interests of its shareholders and other key stakeholders with the highest standards of responsibility, integrity and compliance with all applicable laws and regulations. Delhaize Group strives to continually earn investor confidence by being a leader in good corporate governance, complying with the law wherever it operates and providing clear, consistent and transparent communication about its strategy and performance. Upholding this commitment is in line with our high ethical standards and is important for our continued success.

Corporate Governance Charter of Delhaize Group

Delhaize Group follows the corporate governance principles described in the 2009 Belgian Code on Corporate Governance and adopted this 2009 Code as its reference Code. The Belgian Code on Corporate Governance is available at: www.corporate governancecommittee.be.

In accordance with the recommendations and guidelines described in the Belgian Code on Corporate Governance, the corporate governance framework in which Delhaize Group operates is specified in Delhaize Group's Corporate Governance Charter.

The Corporate Governance Charter is reviewed and updated from time to time. The latest update of the Charter is available on the Company's website (www.delhaizegroup.com). The Corporate Governance Charter of Delhaize Group includes the rules and policies of the Company, which together with applicable law, the securities exchange rules and the Company's Articles of Association, govern the manner in which the Company operates.

While the Company refers to its Corporate Governance Charter for its corporate governance framework, this Corporate Governance Statement in the annual report focuses, as recommended by the Belgian

Code on Corporate Governance, on factual information relating to the Company's corporate governance, including changes in the Company's corporate governance structure together with relevant events that took place during 2012.

The Board of Directors

Mission of the Board of Directors

The Board of Directors of Delhaize Group is responsible for the strategy and the management of the Company in its best corporate interests. This responsibility includes the maximization of shareholder value, including the optimization of long-term financial returns, while also taking into account the Company's associates, suppliers and the communities where it operates. To achieve this, the Board of Directors, as the Company's ultimate decision-making body, is entrusted with all powers that are not reserved by law to the General Meeting of shareholders.

The Terms of Reference of the Board are attached as Exhibit A to the Company's Corporate Governance Charter.

Composition of the Board of Directors

On December 31, 2012, the Board of Directors of Delhaize Group consisted of 11 members, including 10 non-executive directors and one executive director. As indicated in the Terms of Reference of the Board of Directors, the Board periodically reviews the Board membership criteria in the context of the current make-up of the Board and its committees against current and future conditions and circumstances. This assessment is made on the basis of knowledge, experience, integrity, diversity, complementary skills such as understanding of retail, finance and marketing, and willingness to devote adequate time to Board duties. At all times, at least one member of the Board and the Audit Committee must be an "audit committee financial expert" as defined by U.S. federal securities laws. In addition, the Belgian Companies Code requires that at least

one member of the Audit Committee must be competent in accounting and audit and that a majority of the members of the Remuneration & Nomination Committee must be independant pursuant to the Belgian Companies Code.

Gender Diversity within the Board of Directors

A recent Belgian law requires that at least one third of the members of the Board of Directors has another gender than the other members of the Board of Directors as of the financial year starting on 1 January 2017. The Board of Directors is focused on the recruitment of female directors because it is convinced that diversity strengthens the Board's decisions. In addition, it will support meeting the one-third requirement by 2017. Ms. Claire H. Babrowski has been a member of our Board of Directors since May 2006. Ms. Shari L. Ballard joined our Board of Directors in May 2012. We will propose the appointment of Ms. Elizabeth Doherty as director for a term of three years to the shareholders at the Ordinary General Meeting to be held on May 23, 2013. Ms. Doherty's biographical information is provided below.

Evaluation of the Board of Directors

Periodically, and at least every two years, the Board evaluates its overall performance. In the Board's view, this is best accomplished by the entire Board under the leadership of the Chairman, with the assistance of the Remuneration and Nomination Committee and of an external specialist when deemed appropriate. Generally, the assessments are done at the same time as the review of Board membership criteria. The purpose of this assessment is to enhance the effectiveness of the Board as a whole and should specifically review areas in which the Board and/or the management believe the Board may be more effective. The review of the Board as a whole necessarily includes consideration of each director's overall contribution to the work of the Board. The results of each Board evaluation are discussed with the full Board. Additionally, each Committee of the Board conducts an evaluation periodically, and at least every two years, of such Committee's performance and reports the results of the evaluation to the Board.

The performance of individual directors is reviewed by the Remuneration and Nomination Committee when a director is being considered for re-nomination. The Remuneration and Nomination Committee chooses the method and criteria for these reviews. If, at any time, the Board determines that an individual director is not meeting the established performance standards and qualification guidelines, or his or her actions reflect poorly upon the Board and the Company, the Board may request the resignation of the non-performing director.

Activity Report of the Board in 2012

In 2012, the Board of Directors met ten times. All directors were present at all of those meetings with the following exceptions: Ms. Claire H. Babrowski and Mr. William G. McEwan, who each were excused at one meeting, and Mr. Jean-Pierre Hansen, who was excused at three meetings.

In 2012, the Board's activities included, among others:

- Regular closed sessions with the Chief Executive Officer of Delhaize Group
- Two-day annual strategic session on key strategic issues and related follow-up discussions
- Approval of the annual budget and the three-year financial plan
- Regular business reviews
- Review of forecasts
- Review and approval of quarterly, half yearly and annual financial statements
- Adoption of the annual accounts including proposed allocation of profits and dividend proposal, the consolidated financial statements, Management's Report on the annual accounts and the consolidated financial statements, and the annual report

- Approval of revenues and earnings press releases
- Approval of the publication of the Corporate Responsibility Report 2011
- Review and decision on possible acquisitions and divestitures
- Regular review and update on treasury matters
- Reports of Committee Chairmen and decisions on Committee recommendations
- Call and adoption of the agenda of the Ordinary and Extraordinary General Meetings
- Nomination of directors, nomination of directors for renewal of their directors' mandate and assessment of their independence
- Approval of the changes to the Executive Committee
- Approval of €400 million fixed rated bond offering and $300 million senior notes offering
- Approval of repurchase of €285 million in senior notes pursuant to debt tender offers
- Approval of repurchase of $201 million in senior notes pursuant to debt tender offers

- Approval of early redemption of $99 million in senior notes
- Review of the Terms of Reference of the Board of Directors and of its committees

Nomination and Tenure of Directors

As a general rule, under Belgian law, directors are elected by majority vote at the ordinary general meeting for a term of up to six years. From 1999 to 2009, the Company set the length of director terms for persons elected during such period at a maximum of three years. Pursuant to a recent Belgian law, a director is not independent if such person is elected to more than three successive terms or more than twelve years.

In March 2010, the Board of Directors decided to set the term of the mandate of directors starting with elections in 2010 to three years for the first term, then four years for subsequent terms, which would permit a non-executive director who is otherwise independent to serve a total of eleven years before such director would no longer be considered independent under Belgian law. The term of directors who are not consid-

DELHAIZE GROUP BOARD OF DIRECTORS AND COMMITTEE MEMBERSHIP IN 2012

Name (year of birth)	Position	Director Since	Term Expires	Membership Audit Committee	Membership Remuneration and Nomination Committee
Count Jacobs de Hagen (1940)	Chairman[1]	May 2003	May 24, 2012[3]		Chair[3]
Mats Jansson (1951)	Chairman[1],[2]	May 2011	2014		X
Shari L. Ballard (1966)	Director[1]	May 2012	2015		
Pierre-Olivier Beckers (1960)	President, Chief Executive, Officer, and Director	May 1995	2015		
Claire H. Babrowski (1957)	Director[1]	May 2006	2016	X	
Jacques de Vaucleroy (1961)	Director[1]	May 2005	2015		X
Hugh G. Farrington (1945)	Director	May 2005	2014		Chair[2]
Jean-Pierre Hansen (1948)	Director[1]	May 2011	2014	X	
William G. McEwan (1956)	Director[1]	May 2011	2014		X
Robert J. Murray (1941)	Director	May 2001	May 24, 2012[3]		
Didier Smits (1962)	Director	May 1996	2015		
Jack L. Stahl (1953)	Director[1]	August 2008	2014	Chair	
Baron Vansteenkiste (1947)	Director[1]	May 2005	2015	x	

(1) Independent director under the Belgian Companies Code, the Belgian Code on Corporate Governance and the NYSE rules.
(2) As of May 24, 2012.
(3) Count Jacobs de Hagen and Mr. Murray have reached the retirement age set by the Board and have therefore determined not to stand for renewal when their respective mandates expired at the Ordinary General Meeting held on May 24, 2012.

ered independent by the Board of Directors at the time of their election has been set by the Board at three years. Unless otherwise decided by the Board, a person who is up for election to the Board and who would turn age 70 during the Company's standard director term length may instead be elected to a term that would expire at the ordinary general meeting occurring in the year in which such director would turn 70. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The Ordinary General Meeting held on May 24, 2012 decided to appoint Ms. Shari L. Ballard as director for a term of three years, and to renew the director's mandate of (i) Mr. Pierre-Olivier Beckers and Mr. Didier Smits each for a term of three years, and (ii) Ms. Claire H. Babrowski for a term of four years.

Count Georges Jacobs and Mr. Robert J. Murray have reached the retirement age set by the Board and therefore determined not to stand for renewal when their current mandate expired at the Ordinary General Meeting held on May 24, 2012.

Proposed Appointment of New Director

Upon recommendation of the Remuneration and Nomination Committee, the Board will propose the appointment of Ms. Elizabeth Doherty as director for a term of three years to the shareholders at the Ordinary General Meeting to be held on May 23, 2013.

Ms. Doherty began her career with Unilever in 1979 as an assistant auditor and then spent the following 22 years serving the organization, assuming positions of increasing responsibility in audit, accounting, supply chain, commercial operations, and finance in multiple countries across Europe and Asia. She left Unilever as Senior Vice President Finance, Central & Eastern Europe in 2001 to enlist with Tesco as its Group International Finance Director where she led that function for six years. In 2007 she joined Brambles Industries as its Chief Financial Officer and most recently served as CFO of Reckitt Benckiser, from 2011 to 2013. In additional to her executive experience she has also served on the Boards of both Brambles Industries and Reckitt Benckiser as well as that of SABMiller.

Ms. Doherty graduated from the University of Manchester, in the United Kingdom with a Bachelor of Science (Honors) in Liberal Studies in Science (Physics). She also is a Fellow of the Chartered Institute of Management Accountants in the United Kingdom

Independence of Directors

In March 2013, the Board of Directors considered all criteria applicable to the assessment of independence of directors under the Belgian Companies Code, the Belgian Code on Corporate Governance and the New York Stock Exchange (NYSE) rules. Based on the information provided by all directors regarding their relationships with Delhaize Group, the Board of Directors determined that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, Mr. Hugh G. Farrington and Mr. Didier Smits, are independent under the criteria of the Belgian Companies Code, the Belgian Code on Corporate Governance and the NYSE rules.

Based on determinations made up to and including the Ordinary General Meeting of 2012, the shareholders have determined that all current directors are independent under the criteria of the Belgian Companies Code, with the exception of the directors mentioned above. Such determinations have been made upon a director's election or re-election to the Board by an Ordinary General Meeting.

Didier Smits (effective May 2009) is no longer independent under the criteria of the Belgian Companies Code because he has served on the Board of Directors as a non-executive director for more than three consecutive terms. Hugh G. Farrington (effective May 2011) is not independent under the criteria of the Belgian Companies Code because he was compensated until 2003 as an executive of the Company's subsidiary Hannaford Brothers.

The Board of Directors considered all criteria applicable to the assessment of independence of directors under the Belgian Companies Code, the Belgian Code on Corporate Governance and the New York Stock Exchange (NYSE) rules and determined that, based on the information provided by Ms. Elizabeth Doherty, she qualifies as independent under all these criteria. At the Ordinary General Meeting of May 23, 2013, the Board will propose that the shareholders acknowledge that Ms. Elizabeth Doherty is independent within the meaning of the Belgian Companies Code.

Committees of the Board of Directors

The Board of Directors has two standing committees: the Audit Committee and the Remuneration and Nomination Committee. The table on page 39 provides an overview of the membership of the standing committees of the Board of Directors. The committees annually review their Terms of Reference and recommend any proposed changes to the Board of Directors for approval.

Audit Committee

The Audit Committee was set up by the Board to assist the Board in monitoring the integrity of the financial statements of the Company, the Company's compliance with legal and regulatory requirements, the Statutory Auditor's qualification and independence, the performance of the Company's internal audit function and Statutory Auditor, and the Company's internal controls and risk management. The Audit Committee's specific responsibilities are set forth in the Terms of Reference of the Audit Committee, which are attached as Exhibit B to the Company's Corporate Governance Charter.

The Audit Committee is composed solely of non-executive directors, and all of them are independent pursuant to the Belgian Companies Code, the Belgian Code on Corporate Governance, the SEC rules and the NYSE rules. The members of the Audit Committee are appointed by the Board on the recommendation of the Remuneration and Nomination Committee. The composition of the Audit Committee can be found in the table on page 39. The Board of Directors has determined that Ms. Claire H. Babrowski, Mr. Jean-Pierre Hansen, Mr. Jack L. Stahl and Baron Vansteenkiste are "audit committee financial experts" as defined under applicable U.S. law. The Remuneration and Nomination Committee and the Board of Directors have adequately considered the competence and the skills of the members of the Audit Committee on an individual as well as on a collective basis and considered that such members meet all the required competencies and skills to exercise the functions pertaining to the Audit Committee. Most members of the Audit Committee are holders of a master's degree in Business Administration and most members of the Audit Committee have held or continue to hold a position as Chief Executive Officer, Chief Financial Officer or Chief Operating Officer in multinational groups. All members of the Audit Committee are considered to be experts in accounting and auditing for Belgian law purposes.

In 2012, the Audit Committee met five times. All members of the Audit Committee attended all of those meetings with the exception of Mr. Jean-Pierre Hansen, who was excused at one meeting.

The activities of the Audit Committee in 2012 included, among others:

- Review of financial statements and related revenues and earnings press releases
- Review of the effect of regulatory and accounting initiatives and any off-balance sheet structures on the financial statements
- Review of changes, as applicable, in accounting principles and valuation rules
- Review of the Internal Audit Plan
- Review of major financial risk exposures and the steps taken by management to monitor, control and disclose such exposures

- Review of Management's Representation Letter
- Review of the Audit Committee Charter Required Actions Checklist
- Review of reports concerning the policy on complaints (SOX 301 Reports Policy/I-Share line)
- Review of SOX 404 compliance plan for 2012
- Review of report provided by the General Counsel
- Review and evaluation of the lead partner of the independent auditor
- Holding separate closed sessions with the independent auditor and with the Company's Chief Audit Officer
- Review and approval of the Policy for Audit Committee Pre-Approval of Independent Auditor Services
- Review of required communications from the independent auditor
- Review and approval of the Statutory Auditor's global audit plan for 2012
- Supervision of the performance of external auditor and supervision of internal audit function
- Review of the Audit Committee Terms of Reference

Remuneration and Nomination Committee

The Remuneration & Nomination Committee's specific responsibilities are set forth in the Terms of Reference of the Remuneration and Nomination Committee (the "RNC"), which are attached as Exhibit C to the Company's Corporate Governance Charter.

The RNC is composed solely of non-executive directors, and a majority of the members of the RNC are independent pursuant to the Belgian Companies Code, the Belgian Code on Corporate Governance and the NYSE rules. The composition of the RNC can be found in the table on page 39.

In 2012, the RNC met six times. All RNC members attended all of those meetings with the exception of Mr. Jacques de Vaucleroy, who was excused at one meeting.

The RNC reviewed and approved all components of Company executive pay and made recommendations to the Board of Directors.

The activities of the RNC in 2012 included among others:

- Evaluation of the CEO
- Review and approval of the Remuneration Report
- Review of and recommendation for senior management compensation individually and review of variable remuneration for other levels of management in the aggregate
- Review of the application of the share ownership guidelines (applicable as of 2008)
- Recommendation for Board approval of director nominations and directors' compensation
- Review of succession planning for Executive Management
- Recommendation of approval of 2011 annual incentive bonus funding (payout in 2012)
- Review of and recommendation on long-term incentive programs
- Recommendation on 2012 Board remuneration
- Recommendation on renewal of director mandates and review of independence qualifications
- Review of and recommendation on independence of Board members
- Review of new Short-Term Incentive Program for the Senior Management
- Review of the RNC Terms of Reference

Executive Management

Chief Executive Officer and Executive Committee

Delhaize Group's Chief Executive Officer, Mr. Pierre-Olivier Beckers, is in charge of the day-to-day management of the Company with the assistance of the Executive Committee (together referred to as "Executive Management"). Under Belgian law, the Board of Directors has the power to delegate under certain conditions its management authority to a management committee ("comité de direction" / "directiecomité"). However, the Board of Directors of Delhaize Group has not done so. The Executive Committee, chaired by the Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of the Company. The Terms of Reference of Executive Management are attached as Exhibit D to the Company's Corporate Governance Charter.

The composition of the Executive Committee can be found on page 37 of this report.

The members of the Executive Committee are appointed by the Board of Directors. The Chief Executive Officer is the sole member of the Executive Committee who is also a member of the Board of Directors of Delhaize Group.

Shareholders

Each holder of Delhaize Group ordinary shares is entitled to attend any general meeting of shareholders and to vote on all matters on the agenda, provided that such holder complies with the formalities specified in the notice for the meeting.

The rights of a shareholder to attend the general meeting of shareholders and to vote are subject to the registration of these shares in the name of this shareholder at 11:59 pm (European Central Time) on the record date, which is the fourteenth day before the meeting, either by registration of registered shares in the register of registered shares of the Company, or by registration of dematerialized shares in the accounts of an authorized securities account keeper or clearing institution, or by delivery of bearer shares to a financial intermediary. Shareholders must notify the Company (or the person designated by the Company for this purpose) of their intent to participate in the general meeting of shareholders, no later than six days before the date of the meeting.

Similarly, a holder of Delhaize Group American Depositary Shares ("ADSs") who gives voting instructions to the depositary must arrange for having those ADSs registered on the record date set by the Company, which is the fourteenth day before the meeting.

Each share or ADS is entitled to one vote. The Company's Articles of Association do not contain any restriction on the exercise of voting rights by the shareholders, provided that the shareholders concerned are admitted to the General Meeting of shareholders and their rights are not suspended. The relevant provisions governing the admission of shareholders to the General Meeting of shareholders are set out in Article 545 of the Belgian Companies Code and Article 31 of the Articles of Association. According to Article 6 of the Articles of Association, the Company is entitled to suspend the exercise of the rights vested in a share in case there are joint owners of this share until one person has been appointed in writing by all the co-owners to exercise those rights. Article 10 of the Articles of Association provides that the voting rights pertaining to unpaid shares are automatically suspended as long as called payments, duly made and claimable, have not been made. Finally, voting rights attached to treasury shares held by the Company itself are suspended (please see page 83 of this Annual Report as to treasury shares).

The Articles of Association of the Company do not contain any restriction on the transfer of the shares or ADSs, other than the prohibition set out in Article 10 of the Articles of Association that provides that shares that have not been fully paid up may not be transferred unless the Board of Directors has previously approved the transferee.

Belgian law does not require a quorum for the ordinary general meetings of shareholders. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group ordinary shares present or represented at the meeting.

Resolutions to amend any provision of the Articles of Association, including any decision to increase the capital or an amendment which would create an additional class of shares, require a quorum of 50% of the issued capital at an extraordinary general meeting (provided that if this quorum is not reached, the Board may convene a second extraordinary general meeting for which no quorum is required), as well as the affirmative vote of at least 75% of the shares present or represented and voting at the meeting, or 80% of such shares if the amendment would change Delhaize Group's corporate purpose or authorize the Board to repurchase Delhaize Group ordinary shares.

The Board of Directors has been authorized to increase the share capital in one or several times up to the amount of €5.1 million on the dates and pursuant to the terms decided by the Board of Directors for a period of five years as from June 21, 2012.

The Board of Directors has been authorized to acquire up to 10% of the outstanding shares of the Company at a minimum unit price of €1 and at a maximum unit price not higher than 20% above the highest closing stock market price of the Company's shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of five years as from the date of the Extraordinary General Meeting of May 26, 2011 and extends to the acquisition of shares of the Company by its direct subsidiaries; as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries.

Ordinary and Extraordinary General Meeting of May 24, 2012

The Ordinary General Meeting is held annually. The Ordinary General Meeting of 2012 was held on May 24, 2012, together with an Extraordinary General Meeting.

During the Ordinary General Meeting, the Company's management presented the Management Report, the report of the Statutory Auditor and the consolidated annual accounts. The Ordinary General Meeting then approved the non-consolidated statutory annual accounts of fiscal year 2011 and discharged the Company's directors and the Statutory Auditor of liability for their mandate during 2011. The Ordinary General Meeting decided to appoint Ms. Shari L. Ballard as director for a term of three years, and to renew the director's mandate of Mr. Pierre-Olivier Beckers and Mr. Didier Smits for a term of three years, and Ms. Claire H. Babrowski for a term of four years. The Ordinary General Meeting acknowledged Ms. Claire H. Babrowski and Ms. Shari L. Ballard as independent directors under the Belgian Companies Code. Additionally, the Ordinary General Meeting approved (i) the company's remuneration report, (ii) the Delhaize Group 2012 U.S. Stock Incentive Plan and the Delhaize America, LLC 2012 Restricted Stock Unit Plan and their related vesting periods, (iii) a change of control provision set out in those incentive plans, and (iv) a provision allowing for early redemption upon a change of control of the Company to be provided to bondholders and/or noteholders in certain transactions the Company might enter into prior to the next Ordinary General Meeting.

During the Extraordinary General Meeting, the shareholders renewed the power of the Board of Directors for five years to increase the Company's share capital.

The minutes of the Ordinary and Extraordinary General Meeting of May 24, 2012, including the voting results, are available on the Company's website together with all other relevant documents relating to such meeting.

Shareholder Structure and Ownership Reporting

Pursuant to the legal provisions in force and the Articles of Association of the Company, any person or legal entity (hereinafter a "person") which owns or acquires (directly or indirectly, by ownership of American Depositary Shares ("ADSs") or otherwise) shares or other securities of the Company granting voting rights (representing the share capital or not) must disclose to the Company and to the Belgian Financial Services and Markets Authority ("FSMA") the number of securities that such person owns, alone or jointly, when its voting rights amount to three percent or more of the total existing voting rights of the Company. Such person must make the same type of disclosure in case of transfer or acquisition of additional voting right securities when its voting rights reach five percent, 10 percent, and so on by blocks of five percent, or when the voting rights fall below one of these thresholds.

The same disclosure requirement applies if a person transfers the direct or indirect control of a corporation or other legal entity which owns itself at least three percent of the voting rights of the Company. Furthermore, if as a result of events changing the breakdown of voting rights, the percentage of the voting rights reaches, exceeds or falls below any of the above thresholds, a disclosure is required even when no acquisition or disposal of securities has occurred (e.g., as a result of a capital increase or a capital decrease). Finally, a disclosure is also required when persons acting in concert enter into, modify or terminate their agreement which results in their voting rights reaching, exceeding or falling below any of the above thresholds.

The disclosure statements must be addressed to the FSMA and to the Company at the latest the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a shareholder shall be allowed to vote at a general meeting of shareholders of the Company only with the number of securities it validly disclosed 20 days, at the latest, before such meeting.

Delhaize Group is not aware of the existence of any shareholders' agreement with respect to the voting rights pertaining to the securities of the Company.

With the exception of the shareholders identified in the table below, no shareholder or group of shareholders had declared as of December 31, 2012 holdings of at least 3% of the outstanding voting rights of Delhaize Group.

Rebelco SA (subsidiary of Sofina SA)	4.04%
Citibank, N.A.[1]	10.62%
BlackRock Group	4.00%
Silchester International Investors LLP	10.05%

(1) Citibank, N.A. has succeeded The Bank of New York Mellon as Depositary for the American Depositary Receipts program of Delhaize Group as of February 18, 2009. Citibank, N.A. exercises the voting rights attached to such shares in compliance with the Deposit Agreement that provides among others that Citibank, N.A. may vote such shares only in accordance with the voting instructions it receives from the holders of American Depositary Shares.

On December 31, 2012, the directors and the Company's Executive Management owned as a group 725,700 ordinary shares and ADSs of Delhaize Group SA combined, which represented approximately 0.71% of the total number of outstanding shares of the Company as of that date. On December 31, 2012, the Company's Executive Management owned as a group 1,187,576 stock options, warrants and restricted stock units representing an equal number of existing or new ordinary shares or ADSs of the Company.

External Audit

The external audit of Delhaize Group SA is conducted by Deloitte Reviseurs d'Entreprises/Bedrijfsrevisoren, Registered Auditors, represented by Mr. Michel Denayer, until the Ordinary General Meeting in 2014.

Certification of Accounts 2012

In 2013, the Statutory Auditor has certified that the statutory annual accounts and the consolidated annual accounts of the Company, prepared in accordance with legal and regulatory requirements applicable in Belgium, for the year ended December 31, 2012, give a true and fair view of its assets, financial situation and results of operations. The Audit Committee reviewed and discussed the results of the Statutory Auditor's audits of these accounts with the Statutory Auditor.

Statutory Auditor's Fees for Services Related to 2012

The following table sets forth the fees of the Statutory Auditor and its associated companies relating to the services with respect to fiscal year 2012 of Delhaize Group SA and its subsidiaries.

(in €)	2012
a. Statutory audit of Delhaize Group SA[1]	460 000
b. Legal audit of the consolidated financial statements[1]	259 200
Subtotal a,b: Fees as approved by the shareholders at the Ordinary General Meeting of May 26, 2011	**719 200**
c. Statutory audit of subsidiaries of Delhaize Group	1 934 299
Subtotal a,b,c: Statutory audit of the Group and subsidiaries	**2 653 499**
d. Audit of the 20-F (Annual Report filed with U.S. Securities and Exchange Commission)	42 000
e. Other legally required services	185 237
Subtotal d, e	**227 237**
f. Consultation and other non-routine audit services	94 689
g. Tax services	145 024
h. Other services	16 311
Subtotal f, g, h	**256 024**
Total	**3 136 760**

(1) Includes fees for limited reviews of quarterly and half-yearly financial information.

As a company that has securities registered with the U.S. Securities and Exchange Commission (SEC), the Company is required to provide a management report to the SEC regarding the effectiveness of its internal controls, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act (see "Risk Management and Internal Controls – Financial Reporting" below). In addition, the Statutory Auditor must provide its assessment of the effectiveness of the Company's internal controls. The fees related to this work represent a part of the Statutory Auditor's fees for the "Statutory audit of Delhaize Group SA", the

"Statutory audit of subsidiaries of Delhaize Group" and the "Legal audit of the consolidated financial statements" in 2012. The Audit Committee has monitored the independence of the Statutory Auditor under the Audit Committee's pre-approval policy, setting forth strict procedures for the approval of non-audit services performed by the Statutory Auditor.

Risk Management and Internal Controls

Overview

The Company's management is responsible for establishing and maintaining adequate internal controls. Internal control is broadly defined as a process effected by the Board and management, designed to provide reasonable assurance regarding achievement of objectives related to (i) effectiveness and efficiency of operations, (ii) reliability of financial reporting, and (iii) compliance with applicable laws and regulations.

The Audit Committee ultimately oversees major business and financial risk management and discusses the process by which management of the Company assesses and manages the Company's exposure to those risks and the steps taken to monitor and control such exposures.

The Company has established and operates its internal control and risk management systems based on guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The internal control system is based upon COSOs Internal Control – Integrated Framework, and its risk management system is based on COSOs Enterprise Risk Management Framework.

Financial reporting

The Company's internal controls over financial reporting are a subset of internal control and include those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by the EU, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

As a company that has securities registered with the SEC, the Company must provide (i) a management report on the effectiveness of the Company's internal control over financial reporting and (ii) the Statutory Auditor's assessment of the effectiveness of internal control over financial reporting, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act. The Statutory Auditor's related opinions regarding the Company's year ended December 31, 2012 will be included in the Company's Annual Report on Form 20-F for such year, which is required to be filed with the U.S. Securities and Exchange Commission by April 30, 2013. The Group's 2011 annual report filed on Form 20-F includes management's conclusion that the Group's internal control over financial reporting was effective as of December 31, 2011. The Statutory Auditor concluded that the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011.

Control Environment

The Company operates in 10 countries across three continents, and as such operates in a decentralized way. The management of the group is organized around strong banner and regional management teams with assignment of responsibility to Executive Committee members as appropriate.

The Company provides support and coordination functions to all members of the group and monitors selected activities group-wide. Our operating companies have acquired leading positions in food retailing through a distinct go-to-

market strategy, benefiting from support functions at the global and/or regional level, whichever makes the most sense in terms of efficiency.

Delhaize Group also has implemented policies and procedures that determine the governance of the Group to ensure that group strategies and overall business objectives are pursued under a controlled and well-defined decision-making authority.

The Company's Guide for Ethical Business Conduct provides a statement of our position on various ethical and compliance issues that could impact our business and summarizes a number of Company policies that must guide our actions.

We also expect our franchisees and independent store operators, vendors and outside consultants such as business, financial, technical or legal advisors to be guided by these standards. Ultimately, the guide serves to make good decisions and conduct business ethically.

A full copy is available on the Company website.

Risk Management

The Company defines risk management as a process of identifying, assessing, and managing the risks associated with the operations of the business for the purpose of minimizing the effects of such risks on the organization's ability to achieve its objectives and create value for its stakeholders.

Leaders throughout the Company and at all levels of the organization are responsible for managing risk. These leaders are expected to be aware of and understand risk when developing strategies, setting objectives and making decisions. Many departments within the Company support risk management activities including: Legal, Compliance, Internal Audit, Quality Assurance and Food Safety, Insurance, Claims Management, Loss Prevention/Security, Health/Safety, Information Security, Accounting and Finance and Risk Management. These activities support our leaders in fulfilment of their risk management responsibilities.

The Audit Committee and Executive Committee have approved the Delhaize Group Risk Management Program, which is a Company-wide process to provide high quality, actionable risk information to its leaders.

The Program's standardized framework enables the Company to create an aggregated view of risk, strengthen its risk capability, and provides a tool to secure our future success. It creates visibility into risk information for Company leaders as well as the Executive Committee, Audit Committee and Board of Directors.

The Program and its supporting framework have been designed to manage risk broadly throughout the Group. It can be used to manage risk at an enterprise, region, operating company, function, department, process, activity or project level.

The risk framework supports enterprise risk management. The traditional risk management process starts by identifying business activities or business processes as well as the risks associated with these activities or processes. Enterprise risk management starts with the Company's strategic priorities, goals and objectives and an evaluation of those risks that may prevent the Company from achieving its strategic priorities, goals and objectives.

Information and Communication

Pertinent information is identified, captured and communicated to associates in a form and timeframe that enables them to effectively carry out their responsibilities. The Company's information systems produce reports, containing operational, financial and compliance-related information, that make it possible to run and control every aspect of the business. Communication within the Company occurs in a broader sense, flowing down, across and up the organization.

The Chief Executive Officer and his Executive Committee have set a clear tone at the top that consistent and effective performance of internal control activities are crucial to achieving executional excellence; a founding principle of the New Game Plan.

Uniform reporting of financial information is performed both upstream and downstream and ensures the consistency of data which allows the Company to detect potential anomalies in its internal control framework. A detailed financial calendar for this reporting is established every year in consultation with the Board and is designed to allow for performance information to be prepared accurately, yet reported timely to stakeholders in order to make sound business decisions.

Control Activities

Control activities include policies and procedures to help monitor and manage risk. Control activities occur throughout the organization, at all levels and in all functions. They include a range of activities as diverse as approvals, authorizations, verifications, reconciliations, reviews of operating performance, security of assets and segregation of duties.

The Company has designed control activities for all relevant business processes across each operating company as well as its corporate support offices. Significant policies and procedures are published on the Company's public websites, intranet sites and other communication portals as well as being periodically circulated throughout the Company.

Monitoring

Monitoring, as defined in the COSO Framework, is implemented to help ensure "that internal control continues to operate effectively." The Company had designed its monitoring procedures to ensure that:

- Internal control deficiencies are identified and corrected on a timely basis;
- Information used in decision making is reliable and accurate;
- Financial statements are prepared accurately and timely; and
- Periodic certifications or assertions on the effectiveness of internal control can be made.

The Company's monitoring procedures consist of a combination of management oversight activities and independent objective assessments of those activities by internal audit or other third-parties.

Management's monitoring of internal control is performed on a continuous basis. Operating company performance is measured and compared to budgets and long-term plans and key performance indicators that may identify anomalies indicative of a control failure. In addition, the Company has implemented a group-wide performance management system to monitor and measure performance consistently across the organization.

The Company has a professional and independent internal audit team led by the Chief Audit Officer who reports functionally to the Audit Committee. The Audit Committee reviews Internal Audit's risk assessment and audit plan, and regularly receives internal audit reports for review and discussion.

Internal control deficiencies identified by internal audit are communicated timely to management and periodic follow up is performed to ensure the corrective action has been taken.

The Company's Board of Directors has the ultimate responsibility for monitoring the performance of the company and its internal control. As such, the separate committees, described herein, have been formed to monitor various aspects of the Company's performance; and the Terms of Reference for each Committee are available on the Company website.

The Company determined that, as of December 31, 2012, effective internal controls were maintained.

Additional Governance Matters

Related Party Transactions Policy

In line with the recommendations of the Belgian Code on Corporate Governance, the Company adopted a Related Party Transactions Policy containing requirements applicable to the members of the Board and the Executive Management in addition to the requirements of the conflicts of interest policy in the Company's Guide for Ethical Business Conduct, which is available at www.delhaizegroup.com. The Company's Related Party Transactions Policy is attached as Exhibit F to the Company's Corporate Governance Charter. The members of senior management and the directors of the Company and of its subsidiaries completed a Related Party Transaction Questionnaire in 2012 for internal control purposes. Further Information on Related Party Transactions, as defined under International Financial Reporting Standards, can be found in Note 32 to the Financial Statements.

Insider Trading and Market Manipulation Policy

The Company has a Policy Governing Securities Trading and Prohibiting Market Manipulation ("Trading Policy") which reflects the Belgian and U.S. rules of market abuse (consisting of insider trading and market manipulation). The Company's Trading Policy contains, among other things, strict trading restrictions that apply to persons who regularly have access to material non-public information. More details concerning the Company's Trading Policy can be found in the Company's Corporate Governance Charter. The Company maintains a list of persons having regular access to material non-public information and periodically informed these persons in 2012 about the rules of the Trading Policy and about upcoming restriction periods for trading in Company securities.

Disclosure Policy

As recommended by the Belgian Code on Corporate Governance, the Company has adopted a Disclosure Policy that sets out the framework and the guiding principles that the Company applies when disclosing information. This policy is available at www.delhaizegroup.com.

Compliance with the Belgian Code on Corporate Governance

In 2012, the Company was fully compliant with the provisions of the Belgian Code on Corporate Governance.

Undertakings upon Change of Control over the Company as of December 31, 2012

Management associates of non-U.S. operating companies received stock options issued by the Board of Directors under the Stock Option Plan 2006 and under the umbrella stock option plan 2007, granting to the beneficiaries the right to acquire ordinary shares of the Company. Management associates of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by the Board of Directors under the Delhaize Group 2002 Stock Incentive Plan, as amended, and under the Delhaize Group U.S. 2012 Stock Incentive Plan, granting to the beneficiaries the right to subscribe to new American Depositary Receipts of the Company. The General Meeting of Shareholders approved a provision of these plans that provide that in the event of a change of control over the Company the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options and warrants outstanding under those plans as of December 31, 2012 can be found under Note 21.3 to the Financial Statements.

Management associates of U.S. operating companies received restricted stock units under the Delhaize America, LLC 2002 and 2012 Restriced Stock Unit Plans, granting to beneficiaries the right to receive existing shares of the Company upon vesting. The Shareholders' Meeting approved a provision of these plans that provide that in the event of a change in control over the Company the beneficiary will receive existing shares regardless of the vesting period.

In 2003, the Company adopted a global long-term incentive program which incorporates a Performance Cash Plan. The grants under the Performance Cash Plan provide for cash payments to the beneficiaries at the end of a three-year period that are dependent on Company performance against Board-approved financial targets that are closely correlated to building long-term shareholder value. The General Meeting of Shareholders approved a provision of the Performance Cash Plan that provides that the beneficiaries are entitled to receive the full cash payment with respect to any outstanding grant in the event of a change of control over the Company.

The Ordinary General Meeting of Shareholders held on May 24, 2007, May 22, 2008, May 28, 2009, May 27, 2010, May 26, 2011 and May 24, 2012, respectively, approved the inclusion of a provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the respective ordinary shareholders meeting, in one or several offerings and tranches, denominated either in U.S. Dollars or in Euros, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of €1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control over the Company, as would be provided in the terms and conditions relating to such bonds and/or notes.

On June 27, 2007 the Company issued €500 million 5.625% senior notes due 2014 and $450 million 6.50% notes due 2017 in a private placement to qualified investors. Pursuant to an exchange offer registered under the U.S Securities Act, the 6.50% Dollar Notes were subsequently exchanged for 6.50% Dollar Notes that are freely transferable in the U.S. Each of these series of notes contain a change of control provision granting its holders the right to

early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody's and S&P.

On February 2, 2009 the Company issued $300 million 5.875% senior notes due 2014 to qualified investors pursuant to a registration statement filed by the Company with the U.S. Securities and Exchange Commission. The notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody's and S&P.

On October 6, 2010, the Company announced the issuance of new $827 million 5.70% Notes due 2040 (the "New Notes") pursuant to a private offer to exchange 9.00% Debentures due 2031 and 8.05% Notes due 2027 issued by its wholly-owned subsidiary Delhaize America, LLC held by eligible holders. The New Notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody's and S&P.

On October 5, 2011 the Company announced the successful completion on October 4, 2011 of its public offering of €400 million 7 year 4.25% retail bonds in Belgium and in the Grand Duchy of Luxembourg listed on NYSE Euronext Brussels pursuant to a prospectus filed by the Company with the Financial Services and Markets Authority of Belgium (FSMA). The bonds contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody's and S&P.

On April 10, 2012 the Company issued $300 million 4.125% senior notes due 2019 to qualified investors pursuant to a registration statement filed by the Company with the U.S. Securities and Exchange Commission. The notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody's and S&P.

On November 27, 2012 the Company issued €400 million 3.125% senior notes due 2020 listed on NYSE Euronext Brussels to qualified investors pursuant to a prospectus filed by the Company with the FSMA. The notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody's and S&P.

The Ordinary General Meeting of Shareholders held on May 26, 2011 approved a change in control clause set out in the €600 million five-year revolving credit facility dated April 15, 2011 entered into among inter alios the Company, Delhaize America, LLC, Delhaize Griffin SA, Delhaize The Lion Coordination Center SA, as Borrowers and Guarantors, the subsidiary guarantors party thereto, the lenders party thereto, and Fortis Bank SA/NV, Bank of America Securities Limited, JP Morgan PLC and Deutsche Bank AG, London Branch, as Bookrunning Mandated Lead Arrangers. The "Change in Control" clause provides that, in case any person (or persons acting in concert) gains control over the Company or becomes the owner of more than 50 per cent of the issued share capital of the Company, this will lead to a mandatory prepayment and cancellation under the credit facility.

Remuneration report

Delhaize Group wants to provide its shareholders and all other stakeholders with consistent and transparent information on executive compensation.

In this remuneration report we include information on the following topics:

- The remuneration policy applied during 2012;
- The role and involvement of various parties in executive compensation analysis and the related decision-making processes;
- Director remuneration;
- Executive Management compensation; and
- Share ownership guidelines.

Remuneration Policy applied during 2012

During the reported year, the Company applied the remuneration policy for directors and Executive Management as it is displayed in Exhibit E of the Corporate Governance Charter posted on the Company's website at www.delhaizegroup.com.

Delhaize Group strongly believes in rewarding talent, experience and performance. Accordingly, Delhaize Group's remuneration policy is designed to provide incentives so that the Company can attract and retain talented directors and executives in order to deliver strong growth and high returns for shareholders.

The policy's goal is to reward individual and Company performance in a manner that aligns the interests of the Company's executives, directors and shareholders while also taking into account market practices and the differences between the Group's operating companies. Delhaize Group has consistently applied this policy in the past years.

As of March 6, 2013 Delhaize Group does not intend to substantially alter the Remuneration Policy in the coming two years with the exception of what is mentioned hereunder under the Short and Long Term Incentive chapter. Delhaize Group also plans a thorough analysis of its senior executive compensation plan in 2013 to ensure that the design of the different programs and components of the Remuneration Policy are supporting the Company strategy and remain aligned with market practices.

Role and Involvement of Various Parties in Executive Compensation Analysis and Decisions

Role of the Remuneration & Nomination Committee (RNC)

The composition and activities of the RNC are discussed on page 41.

Role of Executive Officers in Executive Compensation Decisions

The Company's Chief Executive Officer makes recommendations concerning compensation for all senior executives, and presents those recommendations to the RNC. These compensation recommendations take the results of the annual performance review for each executive into account. The Company's Executive Vice President for Human Resources assists the Chief Executive Officer in this process.

Role of Outside Compensation Consultant

During 2012, and as in previous years, the Company hired an independent compensation consultant to assist the RNC in its understanding and review of market practices. This consultant worked with Company management to obtain background information and related support in formulating recommendations.

Director Remuneration

The Company's directors are remunerated for their services with a fixed annual amount, decided by the Board of Directors, which is not to exceed the maximum amounts set by the Company's shareholders. The maximum amount approved by the shareholders at the Ordinary General Meeting of May 26 2011 is (i) to the directors as compensation for their positions as directors, an amount of up to €80 000 per year per director, and (ii) to the Chairman of the Board, an amount up to €160 000 per year. The above-mentioned amounts are increased by an amount of up to €10 000 per year for each member of any standing committee of the Board (other than the chair of the committee), and increased by an amount of up to €15 000 per year for the Chairman of any standing committee of the Board. Non-Executive Directors do not receive any remuneration, benefits, equity-linked consideration or other incentives from the Company other than their remuneration for their service as Director of the Company. For some non-Belgian Board members, the Company pays a portion of the cost of preparing the Belgian and U.S. tax returns for such directors. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any member of the Board.

Individual director remuneration for the fiscal years 2012, 2011 and 2010 is presented in the table on page 49 All amounts presented are gross amounts before deduction of withholding tax.

Executive Management Compensation

The term "Executive Management" refers to the individuals who are members of the Delhaize Group Executive Committee.

Delhaize Group's Remuneration Policy is tailored to emphasize the delivery of strong annual earnings growth as well as sustained increases in shareholder value over the long term. Short-term performance is rewarded in cash while long-term performance is rewarded through a combination of cash and equity-based instruments. In the following paragraphs, we outline in detail the different components of Executive Management compensation and illustrate its evolution over time.

The executive compensation package includes the following components:

- Base salary;
- Annual bonus;
- Long-term incentives ("LTI"); and
- Other benefits, retirement and post-employment benefits.

(in €)	2010	2011	2012
Non-Executive Directors			
Claire H. Babrowski	€ 85 000	€ 90 000	€ 90 000
Shari L. Ballard[1]	€ 0	€ 0	€ 48 352
François Cornélis[2]	€ 80 000	€ 32 088	€ 0
Count de Pret Roose de Calesberg[3]	€ 85 000	€ 36 099	€ 0
Jacques de Vaucleroy[4]	€ 80 000	€ 85 989	€ 90 000
Hugh Farrington[5]	€ 85 000	€ 90 000	€ 93 022
Count Goblet d'Alviella[6]	€ 85 000	€ 45 000	€ 0
Jean-Pierre Hansen[7]	€ 0	€ 47 912	€ 86 044
Count Jacobs de Hagen[8]	€ 160 000	€ 175 000	€ 69 231
Mats Jansson[9]	€ 0	€ 53 901	€ 138 352
William McEwan[10]	€ 0	€ 47 912	€ 86 044
Robert J. Murray[11]	€ 89 038	€ 80 000	€ 31 648
Didier Smits	€ 80 000	€ 80 000	€ 80 000
Jack Stahl[12]	€ 87 981	€ 95 000	€ 95 000
Baron Vansteenkiste[13]	€ 82 981	€ 90 000	€ 90 000
Total Non-Executive Directors	**€ 1 000 000**	**€ 1 048 901**	**€ 997 693**
Executive Director			
Pierre-Olivier Beckers[14]	€ 80 000	€ 80 000	€ 80 000
Total	**€ 1 080 000**	**€ 1 128 901**	**€ 1 077 693**

(1) Prorated: Mrs Ballard joined the Board of Directors effective May 24, 2012.
(2) Prorated: Mr Cornélis resigned from the Board of Directors effective May 26, 2011.
(3) Prorated: Mr de Pret Roose de Calesberg resigned from the Board of Directors effective May 26, 2011.
(4) Prorated: Mr de Vaucleroy joined the RNC effective May 26, 2011.
(5) Prorated: Mr Farrington became chairman of the RNC effective May 24, 2012.
(6) Prorated: Mr Goblet d'Alviella resigned from the Board of Directors effective June 30, 2011.
(7) Prorated: Mr Hansen joined the Board of Directors effective May 26, 2011 and became member of the Audit Committee effective May 24, 2012.
(8) Prorated: Count Jacobs de Hagen resigned from the Board of Directors effective May 24, 2012.
(9) Prorated: Mr Jansson joined the Board of Directors effective May 26, 2011 and became Chairman effective May 24, 2012.
(10) Prorated: Mr McEwan joined the Board effective May 26, 2011 and became member of the RNC effective May 26, 2012.
(11) Prorated: Mr Murray resigned from the Audit Committee effective May 27, 2010, from the RNC effective May 25, 2011 and from the Board of Directors effective May 24, 2012.
(12) Prorated: Mr Stahl became chairman of the Audit Committee effective May 27, 2010.
(13) Prorated: Baron Vansteenkiste became member of the Audit Committee effectieve May 27, 2010.
(14) The amounts solely relate to the remuneration of the executive director and exclude his compensation as CEO that is separately disclosed below.

When determining a compensation package, the RNC considers all of these elements.

In general, these components can be categorized as either fixed or variable. The base salary and other benefits, retirement and post-employment benefits are considered fixed. The annual bonus and the different components of the long-term incentives are considered variable.

Delhaize Group believes that the current proportion of fixed versus variable pay offers its executives the right incentives to optimize both the short-term and long-term objectives of the Company and its shareholders.

The following graphs illustrate the proportion of fixed versus variable compensation for both the CEO and other members of Executive Management. These charts reflect base salary, annual bonus and performance cash components granted in 2012.

FIXED VS VARIABLE COMPENSATION FOR THE CEO



fixed: **36.3%**
variable: **63.7%**

FIXED VS VARIABLE COMPENSATION FOR THE OTHER MEMBERS OF EXECUTIVE MANAGEMENT



fixed: **36.9%**
variable: **63.2%**

The tables used in the following sections of this report are based on the actual payments received during the year and not on the amounts granted for the year, i.e., 2012 payments include cash received based on annual bonus earned for 2011 and performance cash grants received over the performance period 2009-2011.

Base Salary

Base salary is a key component of the compensation package, both on its own and because annual target awards and long-term incentive awards are denominated as percentages of base salary.

Base salaries are established and adjusted as a result of an annual review process. This review process considers market practices. The following table summarizes base salary paid to the CEO and the other members of Executive Management for the period 2010-2012.

BASE SALARY (in millions of €)



	10	11	12	13
CEO	0.95	0.97	0.97	0.97
Other Members of Executive Management	2.73	2.54	3.28	3.10

● CEO ● Other Members of Executive Management

Base Salary[1]	CEO	Other Members of Executive Management[2]	
(in millions of €)	Payout	Number of persons	Payout
2010	0.95	7	2.73
2011	0.97	6	2.54
2012	0.97	8	3.28
2013	0.97	6	3.10

(1) Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company.

(2) For 2010 these numbers include the pro-rata share of compensation of Rick Anicetti who left the Company on May 21, 2010. 2012 includes the pro-rata share of compensation for Pierre Bouchut and Roland Smith who joined the company in 2012.

In 2012, the CEO and the members of the Executive Management have recommended to the Board of Directors, who agreed, to maintain their base salary unchanged, thereby also excluding automatic indexation (Belgium) or, where applicable, cost of life adjustment.

For 2013 the CEO and the members of the Executive Management (with the exception of one person whose geographical responsibilities have been substantially altered) have recommended to the Board of Directors, who agreed, to maintain their base salary unchanged, thereby also excluding automatic indexation (Belgium) or, where applicable, cost of life adjustment.

The following graphs illustrate the split of the variable remuneration paid per component for the CEO and other members of Executive Management.

VARIABLE COMPENSATION CEO BY COMPONENT (in millions of €)



- ● LTI - Performance Cash grants
- ● Annual Bonus

VARIABLE COMPENSATION OTHER MEMBERS OF EXECUTIVE MANAGEMENT BY COMPONENT (in millions of €)



- ● LTI - Performance Cash grants
- ● Annual Bonus

Annual Bonus

The annual bonus rewards short-term performance of the Executive Management. The annual bonus is a cash award for achieving performance goals related to the individual and the Company. The annual bonus is a variable part of executive compensation.

ANNUAL BONUS (in millions of €)



● CEO ● Other Members of Executive Management

The annual bonus paid in a certain year is a reflection of performance during the previous year against Board approved targets.

Performance during 2011

The target bonus for the current year is expressed as a percentage of the annual base salary of the individual for that year. The annual bonus paid in 2012 was based on the performance against Board approved targets for Profit from Operations

("PFO") for 2011. However, taking into account the economic environment, Executive Management has voluntary recommended to the Board of Directors, who agreed, to adjust the annual bonus related to their performance 2011 at 50% of target, substantially below the amounts to which they would have been entitled had the regular scale been applied.

Delhaize Group uses a scale to correlate actual performance with target performance to determine the bonus payment. For the 2011 payment, 80% of the target performance level needed to be reached in order to receive a bonus payment equal to 50% of the target bonus payment. The bonus payment levels increase as performance exceeds 80% of the target performance level. If performance reaches or exceeds 110% of the target performance level, the bonus payment will equal 125% of the target bonus payment, which represents the maximum payment level. If the actual performance does not reach 80% of the target performance level, the payment of a bonus is entirely at the discretion of the Board of Directors upon recommendation of the RNC. The following graph illustrates how this scale works.

BONUS PAYOUT (in%)



The annual bonus for the CEO depends on the results at the consolidated Group level. For the other members of Executive Management the annual bonus payment is correlated to their respective responsibilities. These can be at the consolidated Group level or at a level that is a mix of operating companies, regions and the consolidated Group level.

In 2012, the CEO and the members of the Executive Management received payment of their annual bonus related to their performance during 2011.

The table below shows an overview of the Annual Bonus amounts paid during 2012, 2011 and 2010 (based on the performance of the previous year).

Annual Bonus[1]	CEO	Other Members of Executive Management	
(in millions of €)	Payout	Number of persons	Payout
2010	0.68	7	1.63
2011	0.66	6	1.29
2012	0.39	8	1.01
2013	0.39	6	1.04

(1) Amounts are gross before deduction of withholding taxes and social security levy.

Performance during 2012

With respect to annual bonuses paid in 2013 based on performance in 2012, the annual bonus for the members of management having the level of Director, Vice President, Senior Vice President, Executive Vice President and CEO is funded based on the following elements:

- Company Performance – 50% of the funding is based on Company performance as measured by Profit from Operations and other relevant metrics. For the 2012 payment, 90% of the target performance level needed to be achieved in order to receive a bonus payment equal to 75% of the target bonus payment. The bonus payment levels increase as performance exceeds 90% of the target performance level. If performance reaches or exceeds 110% of the target performance level, the bonus payment will equal 125% of the target bonus payment, which represents the maximum payment level. If the Company's actual performance does not achieve 90% of the target performance level, the payment of the Company Performance component of the annual bonus is entirely at the discretion of the Board of Directors upon recommendation of the RNC. The following graph illustrates how this scale works.

BONUS PAYOUT (in%)



- Individual Performance – 50% of the funding is based on individual performance: this performance is directly linked to the achievement of 4-5 individual targets that are identified through an individual target setting process. The payout for this part of the bonus target (50%) can be funded from 0% to 150% depending on the individual performance.

- Circuit breaker – The funding for the Individual Performance component of the annual bonus is dependent on the condition that the Company achieves at least 80% of the Company's target performance level. If the Company's actual performance does not achieve 80% of its target performance level then the Individual Performance component of the annual bonus is not funded and any payment of a bonus is entirely at the discretion of the Board of Directors upon recommendation of the RNC.

This system enhances a performance-based management culture that aims to support the Company's strategy through a focus on growth and efficiency.

Taking into account the current economic environment Executive Management has voluntary recommended to the Board of Directors, who agreed, to reduce the Annual bonus related to their performance in 2012 and to be paid in 2013: the bonus is set at 50% of target for the CEO, and for the other members of the Executive Management the bonus has been reduced with 20% of what they would have been entitled to if the regular scale was applied.

As a consequence, in 2013, the CEO will be paid 0.39 and the other members of the Executive Management in the aggregate will be paid 1.04 million (these amounts are gross before deduction of withholding taxes and social security levy).

Performance during 2013 and following years

With respect to annual bonuses that will be paid based on performance in 2013 the annual bonus for the members of management having the level of Director, Vice President, Senior Vice President, Executive Vice President and CEO will be funded based on the following elements:

- Company Performance – 50% of the funding will be based on Company performance as measured by achievement of both Underlying Operating Profit and Revenue. The 2013 payment scales will be defined for every operational company and for the Group as a whole. The funding can range from 0% to 150%.

- Individual Performance – 50% of the funding will be based on individual performance: this performance is directly linked to the achievement of 4-5 individual targets that are identified through an individual target setting process. The payout for this part of the bonus target (50%) can be funded from 0% to 150% depending on the individual performance.

- Circuit breaker – The funding of the part of the bonus that is based on, respectively, the Company performance (50%) and the individual performance (50%) is, compared to previous years, dependent on the stricter condition that the Company achieves 90% of its Underlying Operating Profit target. If the Company does not meet this target then there is no funding of the Company or the Individual Performance components of the annual bonus and any payment of a bonus is entirely at the discretion of the Board of Directors upon recommendation of the RNC.

Long-Term Incentives

The long-term incentive plan is designed to retain the Executive Management team and reward long-term success of the Group. Delhaize Group's long-term incentive plan consists of three components:

- Stock options and warrants;
- Restricted stock unit awards (mostly applicable in the U.S.); and
- Performance cash grants.

These components typically constituted approximately 25%, 25% and 50% of the total value of long-term incentives, respectively.

To support the Company strategy and to recognize at the same time the need for a continuous effort to maximize the alignment with the shareholders' interest the following changes will be made to the grants under the U.S. Long-term Incentive plans:

- As from the year 2013 the grant of Restricted Stock Units will be turned into a grant of Peformance Shares by submitting the vesting of the shares to the achievement of a financial performance condition (ROIC targets over a cumulative 3-years period).

- As from the same time the vesting scheme of the Performance Shares will be changed into a cliff vesting after 3 years (instead of the current vesting scheme that foresees a vesting in equal instalments of one fourth starting at the end of the second year following the grant date)

- Finally, for the Vice President Level and above in the US, the 2013 grant will consist solely of Performance Shares and Stock Options (evenly split in expected value).

Stock Options / Warrants

Pursuant to Article 520 ter of the Belgian Companies Code on reinforcement of corporate governance, the Ordinary Shareholders' Meeting of May 2012 approved the adoption of the new Delhaize Group 2012 U.S. Stock Incentive Plan and authorized the Board of Directors to continue grants of options with a vesting in equal installments of one third over a three-year period following the grant date in order to maintain a competitive recruitment and retention framework in the U.S.

In 2012, 527,737 stock options were granted to the Executive Management of Delhaize Group. The exercise price per share for the stock options granted in 2012 amounted to €30.99 for options on ordinary shares traded on Euronext Brussels and $38.86/39.62 for options related to the Company's American Depositary Shares traded on the New York Stock Exchange.

Following U.S. market practice, the options granted in June 2012 under the Delhaize Group 2012 U.S. Stock Incentive Plan for executives of the Group's U.S. operating companies vest in equal annual installments of one third over a three-year period following the grant date. Following European market practice, options granted in June 2012 under the non-U.S. 2007 Stock Option Plan for other executives vest at the end of a three-and-a-half-year period following the grant date ("cliff vesting").

For more details on the share-based incentive plans see Note 21.3 in the financial statements.

The value of the stock option grant determines the number of options awarded. The value is determined each year at the time of the grant using the Black-Scholes-Merton formula. The value of the stock option may vary from year to year. As a result, the total number of options granted can also be different from year to year.

The following table shows the number of stock options granted to the CEO and the different members of the Executive Management team during the period 2010-2012.

NUMBER OF STOCK OPTIONS AWARDED

	2010	2011	2012
Pierre-Olivier Beckers	31 850	32 000	32 000
Pierre Bouchut	0	0	38 072
Stéfan Descheemaeker	17 591	20 487	35 576
Michel Eeckhout	14 827	23 176	23 176
Ron Hodge	20 567	45 381[1]	25 381
Nicolas Hollanders	8 765	14 238	14 238
Kostas Macheras	12 741	20 306	41 299
Roland Smith	0	0	300 000[2]
Michael Waller	0	17 995	17 995
Total	**106 341**	**173 583**	**527 737**

(1) Special grant upon appointment as CEO of Delhaize America
(2) Including the following components; (1) special grant upon appointment as CEO of Delhaize America (2) long-term Incentive grant 2013

During 2012, no stock options were exercised by the members of Executive Management 20 875 stock options lapsed.

STOCK OPTIONS

	Exercised in 2012	Lapsed in 2012	Year(s) granted
Pierre-Olivier Beckers	0	10 089	2002, 2005
Stéfan Descheemaeker	0		
Michel Eeckhout	0	5 824	2002, 2005
Ron Hodge	0	2 008	2002
Nicolas Hollanders	0		
Kostas Macheras	0	2 954	2005
Roland Smith	0		
Michael Waller	0		
Total	**0**	**20 875**	**-**

Restricted Stock Unit Awards

Pursuant to Article 520 ter of the Belgian Companies Code on reinforcement of corporate governance, the Ordinary Shareholders' Meeting of May 24 2012 approved the adoption of the new Delhaize America 2012 Restricted Stock Unit Plan and authorized Delhaize America to continue grants of restricted stock units with a vesting in equal installments of one fourth over a five-year period starting at the end of the second year following the grant date in order to maintain a competitive recruitment and retention framework within the U.S. market.

The restricted stock unit awards granted in 2012 under the Delhaize America 2012 Restricted Stock Unit Plan represent a commitment of Delhaize America to deliver Company's American Depositary Receipts ("ADRs") to the award recipient, at no cost to the recipient (one restricted stock unit equals one ADR). The ADRs are delivered over a five-year period starting at the end of the second year after the award. These ADRs can be sold by the award recipient at any time following the delivery of the ADRs consistent with the guidelines and restrictions contained in the Company's trading policies.

The value of the restricted stock unit grant determines the number of units awarded. The value is determined each year on the date of the award based on the stock price on the grant date. The value of the restricted stock unit award may vary from year to year. As a result, the total number of restricted stock units granted can also be different from period to period.

The following table shows the number of restricted stock units granted to the CEO and the different members of the Executive Management team during the period 2010-2012.

NUMBER OF RESTRICTED STOCK UNITS AWARDED

	2010	2011	2012
Pierre-Olivier Beckers	10 064	12 000	12 000
Pierre Bouchut			0
Stéfan Descheemaeker	1 630	2 355	0
Michel Eeckhout	0	0	0
Ron Hodge	5 102	5 198	5 198
Nicolas Hollanders	1 288	1 637	1 466
Kostas Macheras	0	0	0
Roland Smith			40 000[1]
Michael Waller	4 593	3 685	3 685
Total	**22 677**	**24 875**	**62 349**

(1) Including the following components; (1) special grant upon appointment as CEO of Delhaize America (2) long-term Incentive grant 2013

Performance Cash Grant

The long-term incentive plan includes a component which can result in a cash payment in the period following a three-year performance period. The value of the performance cash award granted each year, referred to as the "target award," is based on the face value of the award at the time of the grant, i.e., at the beginning of each three-year period. For example, the payment done in 2012 is based on achievements against targets set in 2009. The amount of the cash payment at the end of the three-year performance period depends on performance by the Company against Board-approved financial targets for return on invested capital ("ROIC") and compounded annual revenue growth. These metrics are key performance indicators which the Company considers to be closely correlated to building long-term shareholder value. The relative weight for these metrics is 50% for ROIC and 50% for revenue growth.

The Company sets these targets each year based upon its growth expectations for the ensuing three-year performance period. Participants receive the "target award" in cash if the performance targets are achieved. Cash payments are reduced for performance below the targets and are increased if performance exceeds the targets. The Board of Directors determines the performance target goals every year. These performance target goals include minimum threshold performance goals below which no cash payment will occur, and the maximum award levels if the performance targets are exceeded.

Participants may receive up to 150% of the target cash award if actual performance reaches or exceeds 120% of the performance targets for both ROIC and revenue growth. At the end of each three-year period, actual ROIC and revenue growth

are measured against the performance targets for both metrics and the actual payout is calculated. The cash payment occurs in the year following the end of the three-year period. For example, the amounts paid in 2012 relate to the achievement of the goals determined for the period 2009-2011. This principle is illustrated in the following graph.

PAYOUT RANGE (in%)



The following table shows the amounts paid in the years 2010-2012 for the performance over the respective periods 2007-2009, 2008-2010 and 2009-2011.

Performance Cash Grant[1]	CEO	Other Members of Executive Management	
(in millions of €)	Payout	Number of persons	Payout
2010	0.74	7	1.12
2011	0.38	6	0.56
2012	0.76	8	1.34
2013	0.58	6	0.73

(1) Amounts are gross before deduction of withholding taxes and social security levy.

PERFORMANCE CASH GRANT
(in millions of €)



● CEO ● Other Members of Executive Management

Other Benefits, Retirement and Post-employment Benefits

Other benefits include the use of company-provided transportation, employee and dependent life insurance, welfare benefits and an allowance for financial planning for U.S. members of Executive Management. Delhaize Group believes these benefits are appropriate for Executive Management's responsibilities and believes these are consistent with the Group's philosophy and culture and market practices.

The members of Executive Management benefit from corporate pension plans, which vary regionally. U.S. members of the Executive Management participate in defined benefit and defined contribution plans in their respective operating companies. The European plan is contributory and based on the individual's career length with the Company. In 2010, the members of the Executive Management in Belgium were offered the option to switch to a defined contribution plan or to continue in the existing defined benefit plan. The amounts paid by the Company are included in the summary table on this page.

Summary of Total Compensation Paid

The following table summarizes the components described in the paragraphs above and that represent a cash payment during the year.

(in millions of €)[1]	CEO				Other Members of Executive Management[2]			
	2010	2011	2012	2013	2010	2011	2012	2013
Base Salary	0.95	0.97	0.97	0.97	2.73	2.54	3.28	3.10
Annual Bonus[3]	0.68	0.66	0.39	0.39	1.63	1.29	1.01	1.04
LTI - Performance Cash Grants[4]	0.74	0.38	0.76	0.58	1.12	0.56	1.34	0.73
Other Short-Term Benefits	0.06	0.06	0.05	0.05[5]	0.32	0.16	0.25	0.25[5]
Retirement and Post-Employment Benefits	0.56	0.74	0.76	0.76[5]	1.05	1.11	1.13	1.13[5]
Total	**2.99**	**2.81**	**2.93**	**2.75**	**6.85**	**5.66**	**7.01**	**5.99**

(1) Amounts are gross before deduction of withholding taxes and social security levy.   (2) Included 8 members in 2012, 6 members in 2011 and 7 members in 2010.   (3) Based on the performance of Year-1.   (4) Based on the performance of the preceeding 3 years.   (5) Projected

TOTAL CEO COMPENSATION COMPONENTS
(in millions of €)



- Retirement and Post-Employment Benefits
- Other Short-Term Benefits
- LTI - Performance Cash grants
- Annual Bonus   Base Salary   *Projected

TOTAL COMPENSATION COMPONENTS FOR OTHER MEMBERS OF THE EXECUTIVE MANAGEMENT
(in millions of €)



- Retirement and Post-Employment Benefits
- Other Short-Term Benefits
- LTI - Performance Cash grants
- Annual Bonus   Base Salary   *Projected

Share Ownership Guidelines

Delhaize Group believes that Executive Management should be encouraged to maintain a minimum level of share ownership in order to align the interests of the shareholders and Executive Management. In 2008, the Board of Directors adopted share ownership guidelines based on the recommendation of the RNC.

Under these guidelines and during their active employment, the CEO and the other members of Executive Management are expected to acquire and maintain ownership of Delhaize Group stock equal to a multiple of the annual base salary. These multiples are set as follows:

MULTIPLE OF ANNUAL BASE SALARY

Chief Executive Officer	300%
Executive Management $ payroll	200%
Executive Management € payroll	100%

The difference between U.S.-based and European-based management is due to the different market practices in these regions and the differences between the instruments available for Executive Management remuneration. In the U.S., equity-based compensation is more widely encouraged than in Europe.

Executive Management is expected to achieve the share ownership levels by the end of 2013. New members of Executive Management will be allowed a period of five years to achieve the recommended share ownership levels.

The RNC will monitor the compliance with these Guidelines at least once a year. The Board of Directors is currently satisfied with the progress that has been made so far.

Main Contractual Terms of Hiring and Termination of Executive Management

The Company's Executive Management, in accordance with employment-related agreements and applicable law, is compensated in line with the Company's Remuneration Policy and is assigned duties and responsibilities in line with current market practice for its position and with the Company's Terms of Reference of Executive Management.

Executive Management is required to abide by the Company's policies and procedures, including the Company's Guide for Ethical Business Conduct, and is subject to confidentiality and non-compete obligations to the extent authorized by applicable law. Executive Management is also subject to other clauses which are typically included in employment agreements for executives.

The employment agreements of the CEO, Pierre Bouchut, Nicolas Hollanders and Stéfan Descheemaeker, who all have a Belgian employment contract, do not provide for a severance payment in case of termination. Should the employment be terminated, the parties will negotiate in good faith to determine the terms and conditions applicable to such termination. In case of disagreement, the case will be settled by the Courts applying Belgian law.

The employment agreement of Kostas Macheras, who has a Greek employment contract, provides for a severance payment of twice the annual base salary and annual incentive bonus in certain cases of termination of the agreement, for example in the event of retirement. Such payment is not due in case of dismissal of Kostas Macheras for serious misconduct or serious fault. The above-mentioned Greek employment contract relates to the activities of Kostas Macheras as CEO of the relevant Greek subsidiary and has been referred to in this report for the sake of completeness.

The U.S. employment agreement of Michael Waller provides the payment of two times his annual base salary and annual incentive bonus and the continuation of the Company health and welfare benefits for a comparable period in the event of the termination of his employment by the Company without cause or by Michael Waller for good reason. The termination would also result in accelerated vesting of all or substantially all of the long-term incentive awards.

The U.S. employment agreement of Roland Smith provides for a severance payment of eighteen months base salary and annual incentive bonus and the continuation of the Company health and welfare benefits for a comparable period in the event of the termination of his employment by the Company without cause or by Roland Smith for good reason. The termination would also result in accelerated vesting of all or substantially all of the long-term incentive awards.

Ron Hodge retired in December 2012 and received in this context a lump sum representing the Total Cash Compensation of one year. Michel Eeckhout retired in December 2012 and did not receive any payment in the framework hereof with the exception of a special contribution to the retirement benefits in order to guarantee normal retirement benefits at the age of 65.

The contracts with the members of Executive Management do not provide for a claw-back right for the Company in cases where the variable remuneration paid was calculated on the basis of erroneous financial data.

RISK FACTORS

The following discussion reflects business risks that are evaluated by our management and our Board of Directors. This section should be read carefully in relation to our prospects and the forward-looking statements contained in this annual report. Any of the following risks could have a material adverse effect on our financial condition, results of operations or liquidity and lead to impairment losses on goodwill, intangible assets and other assets. There may be additional risks of which the Group is unaware. There may also be risks Delhaize Group now believes to be immaterial, but which could evolve to have a material adverse effect.

Strategic Risks

Macro-economic Risk

Major macro-economic risks of Delhaize Group are reduced consumer spending, cost inflation or deflation and possible consequences of the sovereign debt crisis in Europe. Economic conditions such as employment level, business conditions, interest rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Weaker consumer spending can negatively impact profitability due to pressure on sales and margins. If labor cost and the cost of merchandise sold, which are the Group's primary operating costs, increase above retail inflation rates, this could have an adverse effect on the Group's profitability. In addition, rising fuel and energy prices can increase the Group's cost for heating, lighting, cooling and transportation. Where possible, cost increases are recovered through retail price adjustments and increased operating efficiencies.

Delhaize Group is particularly susceptible to macroeconomic risks in the U.S. In 2012, 64% of the Group's revenues were generated in the U.S. (2011: 65%), where its stores are located on the East Coast. Consequently, the Group's operations depend significantly upon the economic conditions in this area.

In Europe and in particular in Greece, Delhaize Group is exposed to the possible aftermath of the sovereign debt crisis and the breakup of the eurozone. This is likely to have an adverse impact on consumer spending and may cause the company to impair assets and record lower contribution in operating results.

Expansion Risk

Delhaize Group's ability to open new stores is dependent on purchasing or entering into leases on commercially reasonable terms for properties that are suitable for its needs. If the Group fails to secure property on a timely basis, its growth may be impaired. Similarly, its business may be harmed if it is unable to renew the leases on its existing stores on commercially acceptable terms.

Acquisition and Integration Risk

As part of its strategy, Delhaize Group continues to reinforce its operations by pursuing acquisition opportunities in the food retail industry. Delhaize Group looks for the acquisition of businesses operating the same or similar store formats in geographical areas where it currently operates or in adjacent areas. By acquiring other businesses, the Group faces risks related to the integration of these businesses. These risks include, but are not limited to, as applica-ble, incurring significantly higher than anticipated financing related risks and operating expenses, failing to assimilate the operations and personnel of acquired businesses, failing to install and integrate all necessary systems and controls, the loss of customers, entering markets where we have no or limited experience, the disruption of our ongoing business and the stretching of our management resources. Realization of the anticipated benefits of an acquisition, store renovation, market renewal or store opening may take several years or may not occur at all. The above may also have a negative impact on goodwill recognized in the financial statements in connection with acquisitions (see also Note 6 "Goodwill" in the Financial Statements). Our growth strategy may place a significant strain on our management, operational, financial and other resources. The lack of suitable acquisition targets at acceptable prices may limit the Group's growth.

Risk Related to Competitive Activity

The food retail industry is competitive and characterized by narrow profit margins. Delhaize Group faces heavy competition from many store chains. The Group's profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by these competitors. To the extent Delhaize Group reduces prices or increases expenses to support sales in the face of competition, net income and cash generated from operations could be affected.

Operational Risks

Risk Related to Events of Exceptional Nature

Delhaize Group's operations, assets and staff can be exposed to risks related to events of an exceptional nature such as, but not limited to, severe weather, natural disasters, terrorist attacks, hostage taking, political unrest, fire, power outages, information technology failures, food poisoning, health epidemics and accidents. Such events could have a significant effect on the Group's relationships with its customers and on its financial condition, results of operations and cash flows. The Group is continuously evaluating and addressing possible threats linked to external events and has business continuity plans and crisis procedures in place. The effectiveness of these plans in limiting financial losses will vary according to the nature and severity of any exceptional event.

Risk Related to Social Actions

At the end of 2012, Delhaize Group had union representation in its operations in Belgium, the Grand-Duchy of Luxembourg, Romania, Greece and Serbia. In its U.S. operations, the Group had union representation in one of its eleven distribution centers, for which a collective bargaining agreement with the union is in effect until February 2015.

Delhaize Group's operations and results could be negatively affected by social actions initiated by trade unions or other parts of its workforce, in which event the Group cannot ensure that it would be able to adequately meet the needs of its customers.

Risk Related to Information Technology Systems

Delhaize Group's operations are dependent on IT systems for many functions and processes. These systems have been developed and are maintained by internal experts or external suppliers. Failure of these systems could possibly cause disruptions in Delhaize Group's operations, affecting sales and profitability. Delhaize Group has business continuity plans in place to take the necessary measures to reduce the negative impact from IT failures on its operations.

If third parties or our associates are able to penetrate our network security or otherwise misappropriate our customers' personal information or credit or debit card information, or if we give third parties or our associates' improper access to our customers' personal information or credit card information, we would be subject to liability. This liability could, for instance, include claims related to unauthorized purchases with credit card information; identity theft or other similar fraud-related claims and administrative fines. Any such liability for misappropriation of this information could decrease our profitability. Our security measures are designed to protect against security breaches, but our failure to prevent such security breaches could subject us to liability, damage our reputation and diminish the value of our brand names.

Risk related to the Achievement of Cost Savings, which may Reduce, Delay or otherwise Hinder our Ability to Implement our New Game Plan

Effective February 1, 2010, the support functions for Food Lion, Bloom, Harveys, Bottom Dollar Food, Hannaford and Sweetbay began to be integrated within the U.S. segment of Delhaize Group, while maintaining the unique go-to-market strategies of each of these banners.

In this new structure, the banner organizations can benefit from common U.S. support services for supply chain, IT, finance, human resources, organizational change management, legal and government relations, communications, strategy and research, and corporate development. The goal of these common support services is to create greater efficiencies and scale, and the elimination of redundancies, as well as to become more flexible in the integration of acquisitions, and ultimately better serve our banners and customers. This restructuring is also expected to simplify our legal, accounting and tax compliance requirements. We anticipate that cost savings achieved through our U.S. support services restructuring will help fund our New Game Plan that was announced in December 2009. A significant component of our New Game Plan involves, among other things, our operating companies' fine-tuning their pricing strategies to achieve local value leadership. Our New Game Plan is intended to accelerate our growth. However, we cannot provide assurance that we will achieve all cost savings anticipated through our U.S. support services restructuring, or through other related initiatives, which may reduce, delay or otherwise hinder our ability to implement our New Game Plan.

Risk Related to Our Franchised and Affiliated Stores

Approximately 20% of the stores in our sales network are franchised or affiliated. The operators of our affiliated and franchised stores operate their stores as independent third parties. Although we attempt to properly select, train and support the operators of our affiliated and franchised stores, the ultimate success and quality of any affiliated or franchised store rests with its operator. If the operators of our affiliated and franchised stores do not successfully operate in a manner consistent with our standards, our image and reputation could be harmed, which could adversely affect our business and operating results.

Risk Related to our Prices and Our Suppliers

Significant disruptions in operations of, or our relationships with, our vendors and suppliers could materially impact our operations by disrupting store-level product selection or costs, resulting in reduced sales. The products we sell are sourced from a wide variety of domestic and international suppliers. This sourcing may be impacted by elements outside of Delhaize Group's control and may include political and economic instability in the countries in which suppliers are located, their financial instability and any other condition that may result in them not being able to continue to supply Delhaize Group. These factors affecting our suppliers and access to products may result in decreased product selection and increased out-of-stock conditions, as well as higher product costs, which could adversely affect our operations and financial performance.

Financial Risks

Delhaize Group has identified the exposure associated with the ability to continuously fund its operations, adverse interest rate and currency movements, the credit quality of its financial counterparties, fluctuations in its share price within the framework of its share-based compensation plans, and the funding of its pension plans as its principal financial risks.

In order to manage its identified and quantified market risks Delhaize Group uses derivative financial instruments - such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments - and does not hold such positions for speculative purposes.

Funding and Liquidity Risk

Funding and liquidity risk is the risk that the Group will encounter difficulty in meeting payment obligations when they come due. Delhaize Group manages this exposure by closely monitoring its cash resources, consisting of a combination of retained cash flows, bank facilities, long-term debt capital markets and leases, essential to fulfil its working capital, capital expenditures and debt requirements.

Delhaize Group operates an international cash-pooling structure in order to centralize cash on a daily basis whenever possible. At year-end 2012 the Group's Cash and Cash Equivalents amounted to €932 million.

Delhaize Group also monitors the amount of short-term funding, the mix of short-term funding to total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt (see Note 18.2 "Short-term Borrowings" in the Financial Statements). At year-end 2012, the Group had committed and undrawn credit lines totalling €725 million. These credit lines consisted of a syndicated multicurrency credit facility of €600 million for the Company and certain of its subsidiaries including Delhaize America, LLC and €125 million of bilateral credit facilities for European entities. In addition, the Group had €30 million of committed credit facilities for Letters of Credit and guarantees of which €11 million was used. At December 31, 2012, the maturities of the committed credit facilities were as follows: €77 million maturing in 2013, €28 million maturing in 2014, €50 million maturing in 2015 and €600 million maturing in 2016.

Delhaize Group pro-actively monitors the maturities of its outstanding debt in order to reduce refinancing risk. As described in Note 18.1 "Long-term Debt," the debt maturing in 2014 has been largely refinanced and no significant principal payment of financial debt is due until 2017. At December 31, 2012, the maturities of the long-term debt through 2017 were €156 million in 2013, €232 million in 2014, €1 million in 2015, €7 million in 2016 and €341 million in 2017 after the effect of interest rate swaps and cross-currency interest rate swaps. Delhaize Group relies on a strong credit rating to optimally refinance maturing debt. Delhaize Group's long-term issuer ratings from Standard & Poor's and Moody's are BBB- (stable) and Baa3 (stable) investment grade ratings, respectively. These credit ratings are supported by cross-guarantee arrangements among Delhaize Group and substantially all of Delhaize Group's U.S. subsidiaries, whereby the entities are guaranteeing each other's financial debt obligations.

As also described in Notes 18.1 "Long-term Debt" and 18.2 "Short-term Borrowings", the Group is subject to certain financial and non-financial covenants related to its long- and short-term debt instruments, which contain certain accelerated repayment terms that are detailed in these Notes.

Interest Rate Risk

Interest rate risk arises on interest-bearing financial instruments and represents the risk that the fair value or the associated interest cash flows of the underlying financial instrument will fluctuate because of future changes in market interest rates.

Delhaize Group's interest rate risk management objectives are to reduce earnings volatility, to minimize interest expense over the long term, and to protect future cash flows from the impact of material adverse movements in interest rates.

Delhaize Group reviews its interest rate risk exposure on a quarterly basis and at the inception of any new financing operation. As part of its interest rate risk management activities, the Group enters into interest rate swap agreements when appropriate (see Note 19 "Derivative Financial Instruments and Hedging" in the Financial Statements). At the end of 2012, 75.8% of the financial debt after swaps of the Group were fixed-rate debts (2011: 75.1%; 2010: 72.3%).

The sensitivity analysis presented in the table on the right estimates the impact on the income statement and equity of a parallel shift in the interest rate curve. The shift in that curve is based on the standard deviation of daily volatilities of the "Reference Interest Rates" (Euribor 3 months and Libor 3 months) during this year, within a 95% confidence interval.

Currency Risk

Delhaize Group's foreign currency risk management objectives are to minimize the impact of currency fluctuations on the Group's profit & loss account, cash flows and balance sheet, using foreign exchange contracts, including derivative financial instruments such as currency swaps and forward instruments (see Note 19 "Derivative Financial Instruments and Hedging" in the Financial Statements).

Translation exposure

The results of operations and the financial position of each of Delhaize Group's entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in the Group's consolidated financial statements, which are presented in euros (see also Note 2.3 "Summary of Significant Accounting Policies" in the Financial Statements with respect to translation of foreign currencies). If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, the Group's net profit would have increased/decreased by €2 million in 2012 and 2011 (2010: €3 million), solely due to the translation of the financial statements denominated in U.S. dollars. The effect from the translation of the functional currency to the reporting currency of the Group does not affect the cash flows in local currencies.

To reduce the overall foreign exchange exposure from foreign currency earnings the Group strives to achieve a natural currency offset between assets and liabilities and between revenues and expenditures denominated in local currencies using foreign exchange forward contracts and currency swaps. Because a substantial portion of its assets, liabilities and operating results are denominated in U.S. dollars, Delhaize Group is particularly exposed to currency risk arising from fluctuations in the value of the U.S. dollar against the euro. After cross-currency swaps, 65% of the Group's financial debt is denominated in U.S. dollars (71% and 85% in 2011 and 2010, respectively). In 2012, 62% of net cash provided by operating activities were generated in U.S. dollars (77% and 61% in 2010 and 2011, respectively).

DECEMBER 31, 2012 (in millions of €)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
€	0.19%	+/- 7 basis points	+/- 0.09	-
$	0.31%	+/- 4 basis points	-/+ 0.17	+/- 0.2
Total		**Increase/Decrease**	**-/+ 0.08**	**+/- 0.2**

DECEMBER 31, 2011 (in millions of €)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
€	1.36%	+/- 29 basis points	+/- 0.1	-
$	0.58%	+/- 11 basis points	-/+ 0.5	+/- 0.6
Total		**Increase/Decrease**	**-/+ 0.4**	**+/- 0.6**

DECEMBER 31, 2010 (in millions of €)

Currency	Reference Interest Rate	Shift	Impact on Net Profit	Impact on Equity
€	1.01%	+/- 16 basis points	-/+ 0.2	-
$	0.3%	+/- 13 basis points	-/+ 0.7	+/- 0.9
Total		**Increase/Decrease**	**-/+ 0.9**	**+/- 0.9**

Foreign currency risk on financial instruments is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of future changes in foreign currency exchange rates. From an accounting perspective, the Group is exposed to foreign currency risks only on monetary items not denominated in the functional currency of the respective reporting entities, such as trade receivables and payables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as for hedge relationships and borrowings denominated in a foreign currency. If at December 31, 2012, the U.S. Dollar had weakened/strengthened by 17% (estimate based on the standard deviation of daily volatilities of the €/$ rate during 2011 using a 95% confidence interval), the Group's net profit (all other variables held constant) would have been €3.7 million lower/higher (2011: €3.8 million higher/lower with a rate shift of 22%, 2010: €1.4 million higher/lower with a rate shift of 20%). Due to the financing structure of the Group, such a change in €/$ exchange rate would have no impact on the equity of Delhaize Group.

Transaction exposure

The Group's exposure to fluctuations in foreign currency movements in its business operations is limited as Operating Companies' purchases and sales are primarily denominated in local currency.

Credit Risk/Counterparty Risk

Credit risk is the risk that one party to an agreement will cause a financial loss to another party by failing to discharge its obligation. Credit risk covers trade receivables, cash and cash equivalents, short term deposits and derivative instruments.

The credit risk on trade receivables relates mainly to the wholesale activity in Belgium. The Group covers this risk by entering into credit insurance policies with external insurers. The contracts contain stop-loss clauses and maximum liability amounts that provide sufficient cover against possible annual credit losses. In connection with the cash and cash equivalents, short term deposits and derivative instruments Delhaize Group requires a minimum credit quality for its financial investments (see Notes 11 "Investments in Securities" and 14 "Receivables" in the Financial Statements for further details).

The Group's policy is to require short-term investments to have a short-term credit rating of at least A1 (Standard & Poor's) / P1 (Moody's). Delhaize Group's long-term investment policy requires a minimum long-term credit rating of A-/A3 for its financial investments. See Note 11 "Investments in Securities" in connection with the credit quality of the Group's investments. Deposits should be maintained with banks having a minimum long-term credit rating of A-/A3, although the Group might deviate from this policy from time to time for operational reasons.

The Group's exposure to changes in credit ratings of its counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Counterparty risk is always assessed with reference to the aggregate exposure to a single counterparty or group of related parties to avoid or minimize concentration risk.

Share-Based Incentive Plans Risk

The Group offers various equity-settled incentive plans (Stock Options, U.S. warrants, and Restricted Stock Units). Delhaize Group hedges the risk arising from those plans by occasionally buying treasury shares and/or derivatives.

The Group's exposure to share-based incentive plans is reviewed at least on a quarterly basis and at inception of any new plan. For further information about share-based incentive plans, refer to Note 21.3 Share-Based Compensation in the Financial Statements.

Pension Plan Risk

Most operating companies of Delhaize Group have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which Delhaize Group and/or the associate pays fixed contributions usually to a separate entity. Under such a plan, there are no legal or constructive obligations to pay further contributions, regardless of the performance of the funds held to satisfy future benefit payments. The actual retirement benefits are determined by the value of the contributions paid and the subsequent performance of investments made with these funds.

A defined benefit plan is a post-employment benefit plan which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service, compensation and/or guaranteed returns on contributions made.

Delhaize Group operates defined benefit plans at several of its entities and approximately 30% of Delhaize Group's associates were covered by defined benefit plans at the end of 2012.

If, at balance sheet date, the fair value of the plan assets of a defined benefit plan, is lower than the defined benefit obligations (determined based on actuarial assumptions), the Group would bear a theoretical "underfunding risk" at that moment in time. At the end of 2012, Delhaize Group recognized a net liability of €129 million (2011: €90 million; 2010: €79 million).

Details on pension plans at Delhaize Group and its subsidiaries can be found in Note 21.1 "Employee Benefit Plans" to the Financial Statements.

Insurance Risk

The Group manages its insurable risk through a combination of external insurance coverage and self-insured retention programs. In deciding whether to purchase external insurance or use self-insured retention programs, the Group considers the frequency and severity of losses, its experience in managing risk through safety and other internal programs, the cost and terms of external insurance, and whether external insurance coverage is mandatory.

External insurance is used when available at reasonable cost and terms. The amount and terms of insurance purchased are determined by an assessment of the Group's risk exposure, by comparison to industry standards and by assessment of financial capacity in the insurance markets.

The main risks covered by Delhaize Group's insurance programs are property, liability and health-care. The U.S. operations of Delhaize Group use self-insured retention programs for workers' compensation, general liability, automotive accident, pharmacy claims, and

healthcare (including medical, pharmacy, dental and short-term disability). Delhaize Group also uses captive insurance programs to provide flexibility and optimize costs. In the event of a substantial loss there is a risk that external insurance coverage may not be sufficient to cover the loss. It is possible that the financial condition of an external insurer may deteriorate over time in which case the insurer may be unable to meet the obligation to pay a loss. It is possible that due to changes in financial or insurance markets that Delhaize Group will be unable to continue to purchase certain insurance coverage on commercially reasonable terms.

Reserves for self-insured retentions are based upon actuarial estimates of claims reported and claims incurred but not reported. Delhaize Group believes these estimates are reasonable, however these estimates are subject to a high degree of variability and uncertainty caused by such factors as future interest and inflation rates, future economic conditions, litigation and claims settlement trends, legislative and regulatory changes, changes in benefit levels and the frequency and severity of incurred but not reported claims. It is possible that the final resolution of some claims may require Delhaize Group to make significant expenditures in excess of existing reserves.

Self-insurance provisions of €142 million are included as liability on the balance sheet as of December 31, 2012. More information on self-insurance can be found in Note 20.2 "Self Insurance Provisions" and related investments held to cover the self-insurance exposure are included in Note 11 "Investments in Securities" to the Financial Statements.

If external insurance is not sufficient to cover losses or is not collectable, or if self-insurance expenditures exceed existing reserves,

the Group's financial condition and results of operation may be adversely affected.

Compliance and Regulatory Risks

Litigation Risk

From time to time, Delhaize Group is involved in legal actions, including matters involving personnel and employment issues, personal injury, antitrust claims and other proceedings arising in the ordinary course of business. The Group regularly reviews its exposure to the claims and litigation arising in the normal course of operations. It recognizes a provision when it has a present obligation as a result of a past event, it is probable that an outflow of economic resources will be required to settle the obligation, and the amount of obligation can be reliably estimated. As of December 31, 2012 the Group believes that it has made adequate provisions for such exposures. Any litigation, however, involves risk and unexpected outcomes could result in an adverse effect on the Group's financial statements. More information on pending litigation can be found in Note 34 to the Financial Statements, "Contingencies."

Regulatory Risk

Delhaize Group is subject to federal, regional, state and local laws and regulations in each country in which it operates relating to, among others, zoning, land use, antitrust restrictions, work place safety, public health, environmental protection, community right-to-know, information security and data protection, alcoholic beverage sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage license grants. Under certain regulations, Delhaize Group is prohibited from selling alcoholic beverages in some of its stores. Employers are also subject to laws governing their relationship with associates, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenues and profitability of the Group's stores and could affect its business, financial condition or results of operations.

The Group is subject to a variety of antitrust and similar legislation in the jurisdictions in which it operates. In a number of markets, the Group has market positions which may make future significant acquisitions more difficult and may limit its ability to expand by acquisition or merger, if it wished to do so. In addition, Delhaize Group is subject to legislation in many of the jurisdictions in which it operates relating to unfair competitive practices and similar behavior. Delhaize Group has been subject to and may in the future be subject to allegations of, or further regulatory investigations or proceedings into, such practices. Such allegations or investigations or proceedings (irrespective of merit), may require the Group to devote significant management resources to defending itself against such allegations. In the event that such allegations are proven, Delhaize Group may be subject to significant fines, damages awards and other expenses, and its reputation may be harmed. For information on a pending antitrust matter in Belgium, see Note 34 "Contingencies" to the Financial Statements.

Delhaize Group actively strives to ensure compliance with all laws and regulations to which it is subject. A Guide for Ethical Business Conduct that replaced the former Code was implemented in 2010, anti-fraud and other appropriate training has been implemented within the Group, and the internal audit function has been reinforced during the recent years.

Product Liability Risk

The packaging, marketing, distribution and sale of food products entail an inherent risk of product liability, product recall and resulting adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by Delhaize Group. These contaminants may, in certain cases, result in illness, injury or death. As a consequence, Delhaize Group has an exposure to product liability claims. The Group purchases insurance to cover such risk. However, if a product liability claim is successful, the Group's insurance may not be adequate to cover all liabilities it may incur, and it may not be able to continue to maintain such insurance or obtain comparable insurance at a reasonable cost, if at all.

In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that the Group's products caused illness or injury could affect the Group's reputation and its business and financial condition and results of operations.

Delhaize Group takes an active stance towards food safety in order to offer customers safe food products. The Group has worldwide food safety guidelines in place, and their application is vigorously followed.

Risk of Environmental Liability

Delhaize Group is subject to laws and regulations that govern activities that may have adverse environmental effects. Delhaize Group may be responsible for the remediation of such environmental conditions and may be subject to associated liabilities relating to its stores and the land on which its stores, warehouses and offices are located, regardless of whether the Group leases, subleases or owns the stores, warehouses or land in question and regardless of whether such environmental conditions were created by the Group or by a prior owner or tenant. The Group has put in place control procedures at the operating companies in order to identify, prioritize and resolve adverse environmental conditions.

Risk Related to Internal Controls

Undetected control weaknesses or controls that function ineffectively represent a risk of loss and/or financial misstatement. Delhaize Group routinely assesses the quality and effectiveness of its internal controls. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Group fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in the implementation of internal controls, the Group's business and operating results could be harmed, and it could fail to meet its reporting obligations.

As a company filing financial reports under U.S. law, Delhaize Group is required to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management and the Statutory Auditor to report on their assessment of the effectiveness of the Group's internal control over financial reporting.

The Group's 2011 annual report filed on Form 20-F includes management's conclusion that the Group's internal control over financial reporting is effective as of December 31, 2011. In the same Form 20-F, the Statutory Auditor concluded that the Group maintained, in all material respects, effective control over financial reporting as of December 31, 2011.

Tax Audit Risk

Delhaize Group is regularly audited in the various jurisdictions in which it does business, which it considers to be part of its ongoing business activity. While the ultimate outcome of these audits is not certain, Delhaize Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect Delhaize Group's financial statements. For more information on tax audits in jurisdictions where we conduct business, see Note 34 "Contingencies" to the Financial Statements.

FINANCIAL
STATEMENTS

Consolidated Balance Sheet

Consolidated Assets

(in millions of €)	Note	2012	2011[(1)]	2010
Goodwill	6	3 189	3 414	2 828
Intangible assets	7	848	878	634
Property, plant and equipment	8	4 331	4 550	4 075
Investment property	9	116	83	60
Investment in securities	11	11	13	125
Other financial assets	12	19	18	17
Deferred tax assets	22	89	97	95
Derivative instruments	19	61	57	61
Other non-current assets		53	48	19
Total non-current assets		8 717	9 158	7 914
Inventories	13	1 401	1 717	1 460
Receivables	14	634	697	637
Income tax receivables		21	10	1
Investment in securities	11	93	93	43
Other financial assets	12	—	22	3
Derivative instruments	19	—	1	5
Prepaid expenses		79	56	44
Other current assets		41	50	37
Cash and cash equivalents	15	932	432	758
		3 201	3 078	2 988
Assets classified as held for sale	5.2	18	56	—
Total current assets		3 219	3 134	2 988
Total assets		**11 936**	**12 292**	**10 902**

_____

(1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition (see Note 4.1).

Consolidated Liabilities and Equity

(in millions of €)	Note	2012	2011[(1)]	2010
Share capital	16	51	51	51
Share premium	16	2 791	2 785	2 778
Treasury shares	16	(59)	(65)	(59)
Retained earnings	16	3 646	3 728	3 426
Other reserves	16	(60)	(47)	(34)
Cumulative translation adjustments	16	(1 178)	(1 038)	(1 094)
Shareholders' equity		5 191	5 414	5 068
Non-controlling interests	16	2	5	1
Total equity		**5 193**	**5 419**	**5 069**
Long-term debt	18.1	2 313	2 325	1 966
Obligations under finance leases	18.3	612	689	684
Deferred tax liabilities	22	570	624	543
Derivative instruments	19	10	20	16
Provisions	20, 21	369	289	233
Other non-current liabilities		70	98	68
Total non-current liabilities		3 944	4 045	3 510
Short-term borrowings	18.2	—	60	16
Long-term debt - current portion	18.1	156	88	40
Obligations under finance leases	18.3	62	61	57
Derivative instruments	19	4	—	—
Provisions	20, 21	88	76	52
Income taxes payable		19	57	17
Accounts payable		1 884	1 845	1 574
Accrued expenses	23	437	442	393
Other current liabilities		145	199	174
		2 795	2 828	2 323
Liabilities associated with assets held for sale	5.2	4	—	—
Total current liabilities		2 799	2 828	2 323
Total liabilities		**6 743**	**6 873**	**5 833**
Total liabilities and equity		**11 936**	**12 292**	**10 902**

_____

(1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition (see Note 4.1).

Consolidated Income Statement

(in millions of €)	Note	2012	2011[1]	2010
Revenues		**22 737**	**21 110**	**20 850**
Cost of sales	24, 25	(17 170)	(15 749)	(15 497)
Gross profit		**5 567**	**5 361**	**5 353**
Gross margin		*24.5%*	*25.4%*	*25.7%*
Other operating income	27	122	118	85
Selling, general and administrative expenses	24	(4 871)	(4 497)	(4 394)
Other operating expenses	28	(428)	(169)	(20)
Operating profit		**390**	**813**	**1 024**
Operating margin		*1.7%*	*3.9%*	*4.9%*
Finance costs	29.1	(258)	(203)	(215)
Income from investments	29.2	17	23	12
Profit before taxes and discontinued operations		**149**	**633**	**821**
Income tax expense	22	(24)	(156)	(245)
Net profit from continuing operations		**125**	**477**	**576**
Result from discontinued operations (net of tax)	5.3	(22)	(2)	(1)
Net profit		**103**	**475**	**575**
Net profit (loss) attributable to non-controlling interests		(2)	—	1
Net profit attributable to equity holders of the Group (Group share in net profit)		**105**	**475**	**574**

(in €)				
Earnings per share	31			
Basic				
Net profit from continuing operations		1.27	4.74	5.74
Group share in net profit		1.05	4.71	5.73
Diluted				
Net profit from continuing operations		1.26	4.70	5.69
Group share in net profit		1.04	4.68	5.68

(in thousands)				
Weighted average number of shares outstanding				
Basic		100 777	100 684	100 271
Diluted		101 134	101 426	101 160

_____

(1) 2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

Consolidated Statement of Comprehensive Income

(in millions of €)	Note	2012	2011[1]	2010
Net profit		**103**	**475**	**575**
Deferred gain (loss) on discontinued cash flow hedge		—	—	—
Reclassification adjustment to net profit		—	—	1
Tax (expense) benefit		—	—	—
Deferred gain (loss) on discontinued cash flow hedge, net of tax	16, 19	**—**	**—**	**1**
Gain (loss) on cash flow hedge		2	—	23
Reclassification adjustment to net profit		4	(5)	(15)
Tax (expense) benefit		(2)	2	(3)
Gain (loss) on cash flow hedge, net of tax	16, 19	**4**	**(3)**	**5**
Unrealized gain (loss) on financial assets available for sale		(1)	6	3
Reclassification adjustment to net profit		(6)	(4)	(1)
Tax (expense) benefit		1	—	—
Unrealized gain (loss) on financial assets available for sale, net of tax	16	**(6)**	**2**	**2**
Actuarial gain (loss) on defined benefit plans		(16)	(17)	1
Tax (expense) benefit		4	7	(1)
Actuarial gain (loss) on defined benefit plans, net of tax	16, 21	**(12)**	**(10)**	**—**
Exchange gain (loss) on translation of foreign operations		(140)	53	263
Reclassification adjustment to net profit		—	—	—
Exchange gain (loss) on translation of foreign operations	16	**(140)**	**53**	**263**
Other comprehensive income		**(154)**	**42**	**271**
Attributable to non-controlling interests		(1)	(1)	—
Attributable to equity holders of the Group		(153)	43	271
Total comprehensive income for the period		**(51)**	**517**	**846**
Attributable to non-controlling interests	16	(3)	(1)	1
Attributable to equity holders of the Group		(48)	518	845

---

(1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition (see Note 4.1).

Consolidated Statement of Changes in Equity

(in millions of €, except number of shares)

	Attributable to Equity Holders of the Group													
	Issued Capital			Treasury Shares			Other Reserves							
	Number of Shares	Amount	Share Premium	*Number of Shares*	Amount	Retained Earnings	Discontinued Cash Flow Hedge Reserve	Cash Flow Hedge Reserve	Available-for-sale Reserve	Actuarial Gains and Losses Reserve	Cumulative Translation Adjustment	Share-holders' Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2010	***100 870 626***	**50**	**2 752**	***955 586***	**(54)**	**3 044**	**(9)**	**(6)**	**2**	**(27)**	**(1 360)**	**4 392**	**17**	**4 409**
Other comprehensive income	—	—	—	—	(1)	—	—	5	2	(1)	266	271	—	271
Net profit	—	—	—	—	—	574	—	—	—	—	—	574	1	575
Total comprehensive income for the period	**—**	**—**	**—**	**—**	**(1)**	**574**	**—**	**5**	**2**	**(1)**	**266**	**845**	**1**	**846**
Capital increases	*684 655*	1	25	—	—	—	—	—	—	—	—	26	—	26
Treasury shares purchased	—	—	—	*441 996*	(26)	—	—	—	—	—	—	(26)	—	(26)
Treasury shares sold upon exercise of employee stock options	—	—	(11)	*(408 722)*	22	—	—	—	—	—	—	11	—	11
Excess tax benefit (deficiency) on employee stock options and restricted shares	—	—	1	—	—	—	—	—	—	—	—	1	—	1
Tax payment for restricted shares vested	—	—	(5)	—	—	—	—	—	—	—	—	(5)	—	(5)
Share-based compensation expense	—	—	16	—	—	—	—	—	—	—	—	16	—	16
Dividend declared	—	—	—	—	—	(161)	—	—	—	—	—	(161)	(1)	(162)
Purchase of non-controlling interests	—	—	—	—	—	(31)	—	—	—	—	—	(31)	(16)	(47)
Balances at December 31, 2010	***101 555 281***	**51**	**2 778**	***988 860***	**(59)**	**3 426**	**(9)**	**(1)**	**4**	**(28)**	**(1 094)**	**5 068**	**1**	**5 069**
Other comprehensive income	—	—	—	—	—	—	—	(3)	2	(12)	56	43	(1)	42
Net profit	—	—	—	—	—	475	—	—	—	—	—	475	—	475
Total comprehensive income for the period	**—**	**—**	**—**	**—**	**—**	**475**	**—**	**(3)**	**2**	**(12)**	**56**	**518**	**(1)**	**517**
Capital increases	*336 909*	—	13	—	—	—	—	—	—	—	—	13	—	13
Call option on own equity instruments	—	—	(6)	—	—	—	—	—	—	—	—	(6)	—	(6)
Treasury shares purchased	—	—	—	*408 138*	(20)	—	—	—	—	—	—	(20)	—	(20)

Treasury shares sold upon exercise of employee stock options	—	—	(10)	*(213 050)*	14	—	—	—	—	—	—	4	—	4
Excess tax benefit (deficiency) on employee stock options and restricted shares	—	—	1	—	—	—	—	—	—	—	—	1	—	1
Tax payment for restricted shares vested	—	—	(4)	—	—	—	—	—	—	—	—	(4)	—	(4)
Share-based compensation expense	—	—	13	—	—	—	—	—	—	—	—	13	—	13
Dividend declared	—	—	—	—	—	(174)	—	—	—	—	—	(174)	—	(174)
Non-controlling interests resulting from business combinations	—	—	—	—	—	—	—	—	—	—	—	—	15	15
Purchase of non-controlling interests	—	—	—	—	—	1	—	—	—	—	—	1	(10)	(9)
Balances at December 31, 2011[(1)]	***101 892 190***	**51**	**2 785**	***1 183 948***	**(65)**	**3 728**	**(9)**	**(4)**	**6**	**(40)**	**(1 038)**	**5 414**	**5**	**5 419**
Other comprehensive income	—	—	—	—	—	—	—	4	(6)	(11)	(140)	(153)	(1)	(154)
Net profit	—	—	—	—	—	105	—	—	—	—	—	105	(2)	103
Total comprehensive income for the period	**—**	**—**	**—**	**—**	**—**	**105**	**—**	**4**	**(6)**	**(11)**	**(140)**	**(48)**	**(3)**	**(51)**
Capital increases	29 308	—	1	—	—	—	—	—	—	—	—	1	—	1
Treasury shares sold upon exercise of employee stock options	—	—	(6)	(139 813)	6	—	—	—	—	—	—	—	—	—
Tax payment for restricted shares vested	—	—	(2)	—	—	—	—	—	—	—	—	(2)	—	(2)
Share-based compensation expense	—	—	13	—	—	—	—	—	—	—	—	13	—	13
Dividend declared	—	—	—	—	—	(177)	—	—	—	—	—	(177)	—	(177)
Purchase of non-controlling interests	—	—	—	—	—	(10)	—	—	—	—	—	(10)	—	(10)
Balances at December 31, 2012	***101 921 498***	**51**	**2 791**	***1 044 135***	**(59)**	**3 646**	**(9)**	**—**	**—**	**(51)**	**(1 178)**	**5 191**	**2**	**5 193**

(1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition (see Note 4.1).

Consolidated Statement of Cash Flows

(in millions of €)	Note	2012	2011	2010
Operating activities				
Net profit attributable to equity holders of the Group (Group share in net profit)		105	475	574
Net profit attributable to non-controlling interests		(2)	—	1
Adjustments for:				
Depreciation and amortization		650	586	575
Impairment	28	288	135	14
Allowance for losses on accounts receivable		3	11	6
Share-based compensation	21.3	13	13	16
Income taxes	22	22	156	245
Finance costs		259	204	216
Income from investments		(17)	(23)	(12)
Other non-cash items		(16)	7	(2)
Changes in operating assets and liabilities:				
Inventories		291	(147)	(108)
Receivables		74	(10)	(39)
Prepaid expenses and other assets		(31)	(15)	(10)
Accounts payable		54	(24)	98
Accrued expenses and other liabilities		2	(4)	16
Provisions		38	4	(24)
Interest paid		(229)	(196)	(202)
Interest received		10	11	11
Income taxes paid		(106)	(77)	(58)
Net cash provided by operating activities		**1 408**	**1 106**	**1 317**
Investing activities				
Business acquisitions, net of cash and cash equivalents acquired	4.1	(12)	(591)	(19)
Business disposals, net of cash and cash equivalents disposed	5.1	3	—	—
Purchase of tangible assets (capital expenditures)	8, 9	(596)	(675)	(568)
Purchase of intangible assets (capital expenditures)	7	(92)	(87)	(92)
Sale of tangible and intangible assets		39	11	14
Sale and maturity of (investment in) debt securities, net		(1)	72	(13)
Purchase of other financial assets		—	(21)	(2)
Sale and maturity of other financial assets		22	28	15
Settlement of derivatives instruments		—	(2)	—
Net cash used in investing activities		**(637)**	**(1 265)**	**(665)**
Cash flow before financing activities		**771**	**(159)**	**652**
Financing activities				
Proceeds from the exercise of share warrants and stock options	16	(1)	13	32
Purchase of call option on own equity instruments	16	—	(6)	—
Treasury shares purchased	16	—	(20)	(26)
Purchase of non-controlling interests	4.2	(23)	(10)	(47)
Dividends paid	17	(180)	(173)	(161)
Dividends paid by subsidiaries to non-controlling interests		—	—	(1)
Escrow maturities		—	2	2
Borrowing under long-term loans, net of financing costs		621	408	(1)
Repayment of long-term loans		(564)	(224)	(42)
Repayment of lease obligations		(54)	(53)	(49)
Borrowings (repayments) of short-term loans, net		(60)	(85)	(49)
Settlement of derivative instruments		(1)	2	(1)
Net cash used in financing activities		**(262)**	**(146)**	**(343)**
Effect of foreign currency translation		(8)	(21)	10
Net (decrease) increase in cash and cash equivalents		**501**	**(326)**	**319**
Cash and cash equivalents at beginning of period	15	432	758	439
Cash and cash equivalents at end of period	15	933[1]	432	758

_____
(1) Includes €1 million in assets classified as held for sale.

74 // DELHAIZE GROUP FINANCIAL STATEMENTS'12

Notes to the Financial Statements

1. General Information

The principal activity of Delhaize Group (also referred to, with its consolidated and associated companies, except where the context otherwise requires, as "we," "us," "our," "the Group" and "the Company") is the operation of food supermarkets. The Company is present in ten countries on three continents. The Group's sales network also includes other store formats such as convenience stores. In addition to food retailing, Delhaize Group engages in food wholesaling to affiliated stores in its sales network and independent wholesale customers and in retailing of non-food products such as pet products.

The Company is a limited liability company incorporated and domiciled in Belgium, with its shares listed on NYSE Euronext Brussels and on the New York Stock Exchange ("NYSE"), under the symbols "DELB" and "DEG," respectively.

The consolidated financial statements for the year ended December 31, 2012 as presented in this annual report were prepared under the responsibility of the Board of Directors and authorized for issue by the Board of Directors on March 6, 2013 subject to approval of the statutory non-consolidated financial statements by the shareholders at the Ordinary General Meeting to be held on May 23, 2013. In compliance with Belgian law, the consolidated accounts will be presented for information purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non-consolidated financial statements affecting the consolidated financial statements.

2. Significant Accounting Policies

2.1 Basis of Preparation

The consolidated financial statements comprise the financial statements of Delhaize Group and its subsidiaries as of December 31, 2012 except for the Delhaize Group's U.S. subsidiaries for which the fiscal year ends the Saturday closest to December 31. Consequently, the consolidated results of Delhaize Group for 2012, 2011, and 2010 include the results of operations of its U.S. subsidiaries for the 52 weeks ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively.

Delhaize Group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU). Currently, the only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 *Financial Instruments: Recognition and Measurement*, which are not mandatory applicable in the EU (so-called "carve-out"). Delhaize Group is not affected by the carve-out and therefore for the Group there is no difference between the effective IFRS as issued by the IASB and adopted by the EU. We further refer to the comments made in connection with the "Initial Application of New, Revised or Amended IASB Pronouncements" in Note 2.2 and "Standards and Interpretations Issued but not yet Effective" in Note 2.5.

These financial statements have been prepared under the historical cost convention except for derivative financial instruments, available-for-sale financial assets and financial liabilities being part of a designated fair value hedge relationship that have been measured at their relevant fair values, as disclosed in the corresponding notes. Assets and disposal groups classified as held for sale have been measured at the lower of carrying value and fair value less costs to sell.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

2.2 Initial Application of New, Revised or Amended IASB Pronouncements

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IASB pronouncements that have been adopted as of January 1, 2012:

- Amendments to IAS 12 *Income Taxes; and*
- Amendments to IFRS 7 *Disclosures – Transfers of Financial Assets*.

The adoption of these new, amended or revised pronouncements did not have any material impact on the consolidated financial statements of the Group.

2.3 Summary of Significant Accounting Policies

The principle accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied for all financial years presented except as explained in Note 2.2.

In the event of the presentation of discontinued operations, the comparative income statement is re-presented as if the operation presented as discontinued operations during the period had been discontinued from the start of the comparative period (see Note 5.3).

Principles of Consolidation

Subsidiaries are all entities - including special purpose entities - over which the Group has - directly or indirectly - the power to govern the financial and operating policies, which is generally accompanying a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that would be exercisable or convertible at year-end, if any, are considered when assessing whether the Group controls another entity. All subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases. For a list of all subsidiaries, see Note 36.

Joint ventures are entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Joint ventures are proportionally consolidated from the date joint control is established until such joint control ceases (see Note 36).

The Group currently holds no investments in entities over which Delhaize Group has significant influence, but no control ("associates").

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Accounting policies of subsidiaries or joint ventures have been adjusted, where necessary, to ensure consistency with the policies adopted by the Group.

All intragroup balances and transactions are eliminated in full when preparing the consolidated financial statements.

Non-controlling interests (also referred to as "minority interests") represent the portion of profit or loss and net assets that is not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the parent shareholders' equity. Transactions with non-controlling interests that do not result in loss of control are accounted for as transactions between shareholders and therefore have no impact on profit or loss (this applies also to related acquisition costs) nor on goodwill. The difference between fair value of any consideration received or paid and the relevant share acquired or disposed of the carrying value of net assets of the subsidiary is recorded directly in retained earnings.

Business Combinations and Goodwill

In accordance with IFRS 3, business combinations are accounted for using the acquisition method. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree, that present ownership interests and that entitle their holders to a proportionate share of the entity's net assets in the event of liquidation, either at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition costs incurred are expensed and included in "Selling, general and administrative expenses." When Delhaize Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date (except for lease and insurance agreements, which are classified on the basis of the contractual terms and other factors at the inception of the respective contract). This includes the separation of embedded derivatives in host contracts by the acquiree. If the business combination is achieved in stages, the acquisition date fair value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by the acquirer will be initially recognized and subsequently measured at fair value. Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is not amortized, but annually reviewed for impairment and whenever there is an indication that goodwill may be impaired. For the purpose of testing goodwill for impairment, goodwill is allocated to each of the Group's cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Non-current Assets / Disposal Groups Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified and presented in the balance sheet as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use.

This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. When a subsidiary is held for sale, all of its assets and liabilities are classified as held for sale, when the conditions are met, even when the Group retains a non-controlling interest. Non-current assets that will be abandoned are excluded from the scope of IFRS 5.

Immediately before classification as held for sale, the assets (or components of a disposal group) are re-measured in accordance with the Group's accounting policies. Thereafter, non-current assets (or disposal group) held for sale are measured at the lower of their carrying amount or fair value less costs to sell. If the impairment exceeds the carrying value of the non-current assets within the scope of IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations* measurement guidance, Delhaize Group recognizes a separate provision to reflect the difference in its financial statements. Non-current assets are not depreciated or amortized once classified as held for sale. See further details in Note 5.2.

A discontinued operation is a component of a business that either has been disposed of, or is classified as held for sale, and:

- represents a separate major line of business or geographical area of operations;
- is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as a discontinued operation, the comparative income statements are re-presented as if the operation had been discontinued from the start of the comparative periods. The resulting profit or loss after taxes is reported separately in the income statements (see Note 5.3).

Translation of Foreign Currencies

- *Functional and presentation currency:* Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). Delhaize Group's financial statements are presented in (millions of) euros, the parent entity's functional and the Group's "presentation currency," except where stated otherwise.
- *Foreign currency transactions and balances:* Foreign currency transactions of an entity are initially translated into its functional currency and recognized in its financial records at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently re-translated at the balance sheet date exchange rate into the functional currency of the entity. All gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement, except for exchange differences arising on monetary items that form part of a net investment in a foreign operation (i.e., items that are receivable from or payable to a foreign operation, for which settlement is neither planned, nor likely to occur in the foreseeable future), which are recognized in the "Cumulative translation adjustment" component of equity. Foreign exchange gains and losses that relate to financial liabilities are presented in the income statement within "Finance costs" (see Note 29.1), while gains and losses on financial assets are shown as "Income from investments" (see Note 29.2).

  Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined and gains or losses are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

- *Foreign group entities:* The results and balance sheets of all Group entities that have a functional currency different from the Group's presentation currency are translated into the presentation currency as follows:

  (a) the balance sheets of foreign subsidiaries are converted to euros at the year-end exchange rate (closing exchange rate);
  (b) goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate; and
  (c) the income statements are translated at the average daily exchange rate (i.e., the yearly average of exchange rates on each working day).

  The differences arising from the use of the average daily exchange rate for the income statement and the closing exchange rate for the balance sheet are recorded in the "Cumulative translation adjustment" being part of "Other Comprehensive Income" (OCI). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the income statement (as a "reclassification adjustment").

  None of the Group entities has the currency of a hyper-inflationary economy nor does Delhaize Group currently hedge net investments in foreign operations.

(in €)	Country	Closing Rate			Average Daily Rate		
		2012	2011	2010	2012	2011	2010
1 USD	U.S.	0.757920	0.772857	0.748391	0.778331	0.718391	0.754318
100 RON	Romania	22.499719	23.130479	23.463163	22.42504	23.589913	23.740563
1 BGN	Bulgaria	0.511292	0.511292	—	0.511292	0.511292	—
100 RSD	Serbia	0.879353	0.955657	—	0.883939	0.980873	—
100 ALL	Albania	0.716384	0.719787	—	0.719373	0.713878	—
1 BAM	Bosnia & Herzegovina	0.511292	0.511292	—	0.511292	0.511292	—
100 IDR	Indonesia	0.007865	0.008524	0.008332	0.008302	0.008192	0.008304

Intangible Assets

Intangible assets include trade names, customer relationships and favorable lease rights that have been acquired in business combinations (unfavorable lease rights are recognized as "Other liabilities" and released in analogy with SIC 15 *Operating Leases - Incentives*), computer software, various licenses and prescription files separately acquired. Separately acquired intangible assets are initially recognized at cost, while intangible assets acquired as part of a business combination are measured initially at fair value (see "Business Combinations and Goodwill"). Intangible assets acquired as part of a business combination that are held to prevent others from using them ("defensive assets") - often being brands with no intended future usage - are recognized separately from goodwill, as required by IFRS 3. Such assets are not used by the Group, but prevent others from using them and are therefore amortized over the expected useful life, which will depend on the facts and circumstances surrounding the specific defensive asset.

Expenditures on advertising or promotional activities, training activities and start-up activities, and on relocating or reorganizing part or all of an entity are recognized as an expense as incurred, i.e., when Delhaize Group has access to the goods or has received the services in accordance with the underlying contract.

Intangible assets are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization begins when the asset is available for use as intended by management. Residual values of intangible assets are assumed to be zero and are reviewed at each financial year-end.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique "for-own-use software" controlled by the Group are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software product so that it will be available for use;
- management intends to complete the software product and use it;
- there is an ability to use the software product;
- it can be demonstrated how the software product will generate probable future economic benefits;
- adequate technical, financial and other resources to complete the development and to use the software product are available; and
- the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs capitalized as part of the software product include software development employee costs and directly attributable overhead costs. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs recognized in a previous reporting period as an expense are not recognized as an asset in a subsequent period.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of (internally and externally developed) intangible assets with finite lives are reviewed annually and are as follows:

- Prescription files   15 years
- Favorable lease rights   Remaining lease term
- Customer relationships   5 to 20 years
- Computer software   3 to 8 years
- Other intangible assets   3 to 15 years

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually and when there is an indication that the asset may be impaired. The Group believes that acquired and used trade names have indefinite lives because they contribute directly to the Group's cash flows as a result of recognition by the customer of each banner's characteristics in the marketplace.

There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trade names. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assumption continues to be supportable. Changes, if any, would result in prospective amortization.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment, if any. Acquisition costs include expenditures that are directly attributable to the acquisition of the asset. Such costs include the cost of replacing part of the asset and dismantling and restoring the site of an asset if there is a legal or constructive obligation and borrowing costs for long-term construction projects if the recognition criteria are met. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Costs of day-to-day servicing of property, plant and equipment are recognized in the income statement as incurred.

Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets and starts when the asset is available for use as intended by management. When significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment. Land is not depreciated. The useful lives of tangible fixed assets are as follows:

- Buildings   33 to 50 years
- Permanent installations   3 to 25 years
- Machinery and equipment   3 to 14 years
- Furniture, fixtures, equipment and vehicles   5 to 10 years

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within "Other operating income" (see Note 27) or "Other operating expenses" (see Note 28) in the income statement.

Residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Investment Property

Investment property is defined as property (land or building - or part of a building - or both) held by Delhaize Group to earn rental income or for capital appreciation or both, rather than for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes and includes investment property under construction. Delhaize Group recognizes any part of an owned (or leased under a finance lease) property that is leased to third-parties as investment property, unless it represents an insignificant portion of the property.

Investment property is measured initially at cost including transaction costs. Subsequent to initial recognition, Delhaize Group elected to measure investment property at cost less accumulated depreciation and accumulated impairment losses, if any (i.e., applying the same accounting policies (including useful lives) as for property, plant and equipment). The fair values, which reflect the market conditions at the balance sheet date, are disclosed in Note 9.

Leases

The determination of whether an agreement is, or contains, a lease is based on the substance of the agreement at inception date. Leases are classified as finance leases when the terms of the lease agreement transfer substantially all the risks and rewards incidental to ownership to the Group. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets at the lower of fair value or present value of the minimum lease payments at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are allocated between finance costs and a reduction of the lease obligation to achieve a constant rate of interest over the lease term. Finance lease assets and leasehold improvements are depreciated over the shorter of the expected useful life of similar owned assets or the relevant lease term.

Rents paid on operating leases are recognized as an expense on a straight-line basis over the lease term. Benefits received and receivable as an incentive to enter into an operating lease are spread over the relevant lease term on a straight-line basis as a reduction of rent expense.

In connection with investment property, where the Group is the lessor, leases where the Group does not transfer substantially all the risk and rewards incident to the ownership of the investment property are classified as operating leases and are generating rental income. Contingent rents are recognized as "Other operating income" (see Note 27) in the period in which they are earned.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use ("qualifying assets") are capitalized as part of the respective asset. All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that Delhaize Group incurs in connection with the borrowing of funds.

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions. When a grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When a grant relates to an asset, it is recognized as deferred income and recognized in the income statement as "Other operating income" (see Note 27) on a systematic basis over the expected useful life of the related asset.

Inventories

Inventories are valued at the lower of cost on a weighted average cost basis and net realizable value. Costs of inventory include all costs incurred to bring each product to its present location and condition. Inventories are regularly reviewed and written down on a case-by-case basis if the anticipated net realizable value (anticipated selling price in the course of ordinary business less the estimated costs necessary to make the sale) declines below the carrying amount of the inventories. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, cooperative advertising, new product introduction and volume incentives. These "vendor allowances" are included in the cost of inventory and recognized in the income statement when the product is sold, unless they represent reimbursement of a specific, incremental and identifiable cost incurred by the Group to sell the vendor's product in which case they are recorded immediately as a reduction of the corresponding selling, general and administrative expenses. Estimating rebates from suppliers requires in certain cases the use of assumptions and judgment regarding the achievement of specified purchase or sales level and related inventory turnover.

Cash and Cash Equivalents

Cash and cash equivalents include cash on call with banks and on hand, short-term deposits and other highly liquid investments with an original maturity of three months or less which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Negative cash balances (bank overdrafts) are reclassified on the balance sheet to "Other current liabilities."

Impairment of Non-Financial Assets

At each reporting date, the Group assesses whether there is an indication that a non-financial asset (hereafter "asset") may be impaired. If such indications are identified, the asset's recoverable amount is estimated. Further, goodwill and intangible assets with indefinite lives or that are not yet available for use are tested annually for impairment, which at Delhaize Group is in the fourth quarter of the year and whenever there is an indication that goodwill may be impaired.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. As independent cash flows are often not available for individual assets for the purpose of impairment testing, assets need to be grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets ("cash generating unit" or CGU).

In determining fair value less costs to sell for individual assets or CGUs, appropriate valuation models are used, which are supported by valuation multiples or other available fair value indicators.

Goodwill acquired in a business combination is, for the purpose of impairment testing, allocated to the CGUs that are expected to benefit from the synergies of the combination and that represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and that is not larger than an operating segment before aggregation (see Note 6).

An impairment loss of a continuing operation is recognized in the income statement in "Other operating expenses" (see Note 28) if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses recognized for CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

If the impairment of assets, other than goodwill, is no longer justified in future periods due to a recovery in fair value or value in use of the asset, the impairment is reversed. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill impairment is never reversed.

Non-derivative Financial Assets

Delhaize Group classifies its non-derivative financial assets (hereafter "financial assets") within the scope of IAS 39 *Financial Instruments: Recognition and Measurement* into the following categories: held-to-maturity, loans and receivables and available-for-sale. Delhaize Group currently holds no financial assets that would be classified as measured at fair value through profit or loss. The Group determines the classification of its financial assets at initial recognition.

These financial assets are initially recorded at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial assets.

- *Loans and receivables:* Financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such financial assets are subsequent to initial recognition carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired and through the amortization process. The Group's loans and receivables comprise "Other financial assets" (see Note 12), "Receivables" (see Note 14) and "Cash and cash equivalents" (see Note 15).
  Trade receivables are subsequently measured at amortized cost less a separate impairment allowance. The allowance for impairment of trade receivables is established (on a separate allowance account) when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables and the amount of the loss is recognized in the income statement within "Selling, general and administrative expenses." Impaired trade receivables are derecognized when they are determined to be uncollectible.

- *Available-for-sale investments:* Available-for-sale investments are financial assets that are either designated in this category or not classified in any of the other categories. After initial measurement, available-for-sale investments are measured at fair value with unrealized gains or losses recognized directly in OCI, until the investment is derecognized or impaired, at which time the cumulative gain or loss recorded in the available-for-sale reserve is recognized in the income statement as a reclassification adjustment.

  Delhaize Group mainly holds quoted investments and the fair value of these are predominately based on current bid prices (see further Note 10.1). The Group monitors the liquidity of the quoted investments to identify inactive markets, if any. In a very limited number of cases, e.g., if the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques making maximum use of market inputs, including broker prices from independent parties, and relying as little as possible on entity-specific inputs, in which case the Group ensures that they are consistent with the fair value measurement objective and is consistent with any other market information that is available.

  For available-for-sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that an investment or a group of investments is impaired. For investments in debt instruments, the impairment is assessed based on the same criteria as financial assets carried at amortized cost (see above "Loans and receivables"). Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement. For investments in equity instruments the objective evidence for impairment includes a significant or prolonged decline in the fair value of the investment below its costs. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement. Increases in their fair value after impairment are recognized directly in OCI.

  Available-for-sale financial assets are included in "Investments in securities" (see Note 11). They are classified as non-current assets except for investments with a maturity date less than 12 months from the balance sheet date.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired, or if the Group transferred the financial asset to another party and does not retain control or substantially all risks and rewards of the financial asset.

Non-derivative Financial Liabilities

IAS 39 *Financial Instruments: Recognition and Measurement* contains two categories for non-derivative financial liabilities (hereafter "financial liabilities"): financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Delhaize Group mainly holds financial liabilities measured at amortized cost that are included in "Debts," "Borrowings," "Accounts payable" and "Other liabilities." In addition, the Group issued financial liabilities, which are part of a designated fair value hedge relationship (see Note 19).

All financial liabilities are recognized initially at fair value, plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs.

- *Financial liabilities measured at amortized cost* are measured at amortized cost after initial recognition. Amortized cost is computed using the effective interest method less principal repayment. Associated finance charges, including premiums and discounts are amortized or accreted to finance costs using the effective interest method and are added to or subtracted from the carrying amount of the instrument.

- An *exchange between existing borrower and lenders* or *a modification in terms* of a debt instrument is accounted for as a debt extinguishment of the original financial liability and the recognition of a new financial liability, if the terms are substantially different. For the purpose of IAS 39, the terms are substantially different if the discounted presented value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortized, together with the difference in present values, over the remaining term of the modified financial liability.

Financial liabilities are derecognized when the Group's obligations specified in the contract expire or are discharged or cancelled.

Derivative Financial Instruments

While at recognition the initial measurement of derivative contracts is at fair value, the subsequent accounting for derivative financial instruments depends on whether the derivative is designated as an effective hedging instrument and, if so, the nature of the item being hedged (see "Hedge Accounting" below).

- *Economic hedges:* Delhaize Group does not hold or issue derivatives for speculation/trading purposes. The Group uses derivative financial instruments - such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments - solely to manage its exposure to interest rates and foreign currency exchange rates. Derivatives not being part of an effective designated hedge relationship are therefore only entered into in order to achieve "economic hedging." This means that, e.g., foreign exchange forward contracts and currency swaps are not designated as hedges and hedge accounting is not applied as the gain or loss from re-measuring the derivative is recognized in profit or loss and naturally offsets the gain or loss arising on re-measuring the underlying instrument at the balance sheet exchange rate (see Note 19).

  These derivatives are mandatory classified as held-for-trading and initially recognized at fair value, with attributable transaction costs recognized in profit or loss when incurred. Subsequently, they are re-measured at fair value. Derivatives are accounted for as assets when the fair value is positive and as liabilities when the fair value is negative (see Note 19).

  The fair value of derivatives is the value that Delhaize Group would receive or have to pay if the financial instruments were discontinued at the reporting date. This is calculated on the basis of the contracting parties' relevant exchange rates, interest rates and credit ratings at the reporting date. In the case of interest-bearing derivatives, the fair value corresponds to the "dirty price" or "full fair value" (i.e., including any interest accrued).

  Any gains or losses arising from changes in fair value on these derivatives are taken directly to the income statement. As Delhaize Group enters into derivative financial instruments contracts only for economic hedging purposes, the classification of the changes in fair value of the derivative follow the underlying (i.e., if the economically hedged item is a financial asset, the changes in fair value of the derivative are classified as "Income from investment," Note 29.2; if the underlying is a financial liability, the changes in fair value of the derivative are classified as "Finance costs," Note 29.1).

  Derivatives are classified as current or non-current or separated into a current or non-current portion based on an assessment of the facts and circumstances.

- *Embedded derivatives* are components of hybrid instruments that include non-derivative host contracts. Such embedded derivatives are separated from the host contract and accounted for separately, if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instruments are not measured at fair value through profit or loss. The accounting for any separated derivative follows the general guidance described above.

Hedge Accounting

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group intends to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or (forecast) transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

- *Cash flow hedges* are used to protect the Group against fluctuations in future cash flows of assets and liabilities recognized in the balance sheet, from firm commitments (in the case of currency risk) or from highly probable forecast transactions. In such a cash flow hedge relationship, the changes in the fair value of the derivative hedging instrument are recognized directly in OCI to the extent that the hedge is effective.

To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. Amounts accumulated in OCI are recycled in the income statement in the periods when the hedged item affects profit or loss (e.g., when the forecast sale that is hedged takes place).

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI and presented in the discontinued cash flow hedge reserve in equity remains in there until the hedged item affects profit or loss.

- *Fair value hedges* are used to hedge the fair values of assets or liabilities recognized in the balance sheet or firm commitments not yet recognized in the financial statements. When designated as such a fair value hedge, the gain or loss from re-measuring the hedging instrument at fair value is recognized in profit or loss. Additionally, the gain or loss on the hedged item, attributable to the hedged risk, is recognized in profit or loss by adjusting the carrying amount of the hedged item. Delhaize Group usually hedges financial liabilities. As for economic hedges, the changes in the hedging instrument follow the hedged item and, therefore, they are usually presented in the income statement as "Finance costs" (see Note 29.1).

- *Hedges of a net investment:* Delhaize Group currently does not hedge any of its net investments in any of its foreign operations.

Share Capital and Treasury Shares

- *Ordinary shares:* Delhaize Group's ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

- *Treasury shares:* Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company's equity holders.

Income Taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in OCI or equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group's subsidiaries and associates operate and generate taxable income. Provisions and receivables are established on the basis of amounts expected to be paid to or recovered from the tax authorities.

Deferred tax liabilities and assets are recognized, using the liability method, on temporary differences arising between the carrying amount in the consolidated financial statements and the tax basis of assets and liabilities. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined, considering (i) tax rates and laws that have been enacted or substantively enacted at the balance sheet date that are expected to apply when the temporary differences reverse and (ii) the expected manner of realization or settlement of the carrying amount of assets and liabilities.

Deferred tax liabilities are recognized for temporary differences arising on investments in subsidiaries, associates and interests in joint ventures, if any, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are only offset if there is a legally enforceable right to offset current tax liabilities and assets and the deferred income taxes relate to the same taxable entity and the same taxation authority.

The Group elected to present interests and penalties relating to income taxes in "Income tax expense" in the income statement.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at balance sheet date at management's best estimate of the expenditures expected to be required to settle the obligation, discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risk specific to the liability, if material. Where discounting is used, the increase in the provision due to the passage of time ("unwinding of the discount") is recognized in "Finance costs" (see Note 29.1).

- *Closed store provisions:* Delhaize Group regularly reviews its stores operating performance and assesses the Group's plans for certain store closures. Closing stores results in a number of activities required by IFRS in order to appropriately reflect the value of assets and liabilities and related store closing costs, such as a review of net realizable value of inventory or review for impairment of assets or cash generating units (for both activities see accounting policies described above). In addition, Delhaize Group recognizes "Closed store provisions," which consist primarily of provisions for onerous contracts and severance ("termination") costs (for both see further below). Costs recognized as part of store closings are included in "Other operating expenses" (see Note 28), except for inventory write-downs, which are classified as "Cost of sales" (see Note 25). If appropriate (see accounting policy for "Non-Current Assets / Disposal Groups and Discontinued Operations" above), stores are accounted for in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations.*

  Onerous contracts: IAS 37 *Provisions, Contingent Liabilities and Contingent Assets* requires the recognition of a provision for a present obligation arising under an onerous contract, which is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Judgment is required in determining if a present obligation exists, taking into account all available evidence. Once the existence has been established, at the latest upon actual closing, Delhaize Group recognizes provisions for the present value of the amount by which the unavoidable costs to fulfill the agreements exceed the expected benefits from such agreements, which comprises the estimated non-cancellable lease payments, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. The adequacy of the closed store provision is dependent upon the economic conditions in which stores are located which will impact the Group's ability to realize estimated sublease income. Owned and finance leased stores that are closed and rented to third-parties are reclassified as investment property (see Note 9).

  When termination costs are incurred in connection with a store closing, a liability for the termination benefits is recognized in accordance with IAS 19 Employee Benefits, when the Group is demonstrably committed to the termination for the estimated settlement amount, which is when the implementation of a formal plan has started or the main features have been announced to those affected (see also "Employee Benefits" below).

  Closed store provisions are reviewed regularly to ensure that accrued amounts appropriately reflect management's best estimate of the outstanding commitments and that additional expenses are provided for or amounts that are no longer needed for their originally intended purpose are released.

- *Self-insurance:* Delhaize Group is self-insured for workers' compensation, general liability, vehicle accidents, pharmacy claims, health care and property insurance in the U.S. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Excess loss protection above certain maximum retained exposures is provided by external insurance companies.

- *Restructuring provisions* are recognized when the Group has approved a detailed formal restructuring plan, and the restructuring either has commenced or has been announced to those affected by it. Any restructuring provision contains only those expenditures that are directly arising from the restructuring and are both necessarily entailed by the restructuring and not associated with the ongoing activity of the Group. Future operating losses are therefore not provided for.

Employee Benefits

- A *defined contribution plan* is a post-employment benefit plan under which the Group pays fixed contributions - usually to a separate entity - and has no legal or constructive obligation to pay further contributions regardless of the performance of the funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a contractual and voluntary basis. The contributions are recognized as "Employee benefit expense" when they are due (see Note 21.1).

- A *defined benefit plan* is a post-employment benefit plan other than a defined contribution plan (see above), which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group's net obligation recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets - which in the case of funded plans are usually held by a long-term employee benefit fund or qualifying insurance company and are not available to the creditors of the Group nor can they be paid directly to the Group - and adjustments for past service costs. The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

  When the calculation results in a benefit to the Group, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realizable during the life of the plan or on settlement of the plan liabilities.

  Delhaize Group recognizes actuarial gains and losses, which represent adjustments due to experience and changes in actuarial assumptions, fully in the period in which they occur in OCI.

  Past service costs are recognized immediately in the income statement unless the changes to the plan are conditional on the employee remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.

  Pension expense is included in "Cost of sales" and in "Selling, general and administrative expenses." See for details of Delhaize Group's defined benefit plans Note 21.1.

- *Other post-employment benefits:* some Group entities provide post-retirement health care benefits to their retirees. The Group's net obligation in respect of long-term employee benefit plans other than pension plans is the amount of future benefit that employees have earned in return for their services in the current or prior periods. Such benefits are discounted to determine their present value and the fair value of any related asset is deducted. The calculation is performed using the projected unit credit method and any actuarial gain or loss is recognized in OCI in the period in which it arises. These obligations are valued annually by independent qualified actuaries. For details, see Delhaize Group's other post-employment benefit plans in Note 21.2.

- *Termination benefits:* are recognized when the Group is demonstrably committed, without realistic possibility of withdrawal, to a detailed formal plan to terminate employment before the normal retirement date. In addition, Delhaize Group recognizes expenses in connection with termination benefits for voluntary terminations if the Group has made an offer of voluntary termination, if it is probable that the offer will be accepted and the number of acceptances can be measured reliably.

- *Profit-sharing and bonus plans:* the Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments. The Group recognizes a provision if contractually obliged or if there is a past practice that has created a constructive obligation (see Note 21.3).

- *Share-based payments:* the Group operates various equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options, warrants or restricted stock units) of the Group. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The total amount to be expensed is determined by reference to the grant date fair value of the share-based awards and is calculated using the Black-Scholes-Merton valuation model (for details see Note 21.3). The share-based compensation plans operated by Delhaize Group currently do not contain any (non-)market vesting conditions, but only service vesting conditions.

  The total amount expensed is recognized in the income statement - together with a corresponding increase in equity - over the vesting period of the share-based award, which is the period over which all of the specified vesting conditions are to be satisfied. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not ultimately vest.

  In the event of a modification of the terms of an equity-settled award, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense would be recognized for any modification which increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification.

  Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

  Any proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium when options are exercised. The dilutive effect of outstanding (vested and unvested) options is reflected as additional share dilution in the computation of diluted earnings per share (see Note 31).

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received net of discounts, rebates, and sales taxes or duty. The Group assesses its revenue arrangements against the criteria included in the appendix to IAS 18 *Revenue* to determine if it is acting as principal or agent.

- *Sales of products* to the Group's retail customers are recognized at the point of sale and upon delivery of groceries to internet or telephone order customers. In addition, Delhaize Group generates revenue from sales to its wholesale customers, which are recognized upon delivery to or pick-up by the wholesale customer.

  As stated above, sales are recorded net of sales taxes, value-added taxes and discounts and incentives. These include discounts from regular retail prices for specific items and "buy-one, get-one-free"-type incentives that are offered to retail customers through the Group's customer loyalty programs. Discounts provided by vendors are recorded as a receivable.

  Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer.

  The Group maintains various loyalty points programs whereby customers earn points for future purchases. These customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is recognized as revenue when the award credits are redeemed.

- The Group generates limited revenues from *franchise fees*, which are recognized in net sales when the services are provided or franchise rights used.

- For certain products or services, such as the sale of lottery tickets, third-party prepaid phone cards, etc., Delhaize Group acts as an agent and consequently records the amount of *commission income* in its net sales.

- *Rental income* from investment property is recognized in profit or loss on a straight-line basis over the term of the lease and included in "Other operating income" (see Note 27).

- *Interest Income* is recognized as interest accrues (using the effective interest method) and is included in "Income from investments" (see Note 29.2).
- *Dividend income* is recognized when the Group's right to receive the payment is established. The income is included in "Income from investments" (see Note 29.2).

Cost of Sales

Cost of sales includes the purchase cost of products sold and all costs associated with getting the products into the retail stores including buying, warehousing and transportation costs. Finally, cost of sales includes appropriate vendor allowances (see also accounting policy for "Inventories" above).

Selling, General and Administrative Expenses

Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments (see Note 3).

2.4 Significant Use of Estimates, Assumptions and Judgment

The preparation of financial statements in conformity with IFRS requires Delhaize Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and income and expenses, which inherently contain some degree of uncertainty. These estimates are based on experience and assumptions Delhaize Group believes to be reasonable under the circumstances. By definition, actual results could and will often differ from these estimates. In the past, the Group's estimates generally have not deviated materially from actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts in the consolidated financial statements is included in, but not limited to, the following notes:

- Note 4.1 - Business combinations;
- Notes 6, 7, 8, 11, 14, 19 - Assessing assets for impairment and fair values of financial instruments;
- Notes 13, 25 - Accounting for vendor allowances;
- Note 20 - Provisions;
- Note 21 - Employee Benefits; and
- Note 22 - Income Taxes.

2.5 Standards and Interpretations Issued but not yet Effective

The following standards, amendments to or revisions of existing standards or interpretations have been published and are mandatory for the Group's accounting periods beginning on January 1, 2013 or later periods. Unless otherwise indicated below, Delhaize Group is still in the process of assessing the impact of these new standards, interpretations, or amendments to its consolidated financial statements and does not plan to early adopt them:

- Amendments to IAS 1 *Presentation of Items of Other Comprehensive Income* (applicable for annual periods beginning on or after July 1, 2012): Following the adoption of the amendment the Group will have to modify its presentation by grouping items presented in OCI on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The initial application will have little impact on the Group's consolidated financial statements.
- Amendments to IAS 19 *Employee Benefits* (applicable for annual periods beginning on or after January 1, 2013): The amendment will require, besides others, replacing interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset), including the impact of taxes in the measurement of the defined benefit obligation and immediate recognition of all past service costs. The amendments to IAS 19 require retrospective application. Based on the Group's assessment, the revised IAS 19 standard would have increased the 2012 defined benefit cost by €2 million, and will increase the 2013 defined benefit cost by €1 million.
- Amendments to IAS 32 *Offsetting Financial Assets and Financial Liabilities* (applicable for annual periods beginning on or after January 1, 2014). The amendment adds application guidance to the existing financial asset and financial liabilities offsetting requirements in IAS 32. The Group believes that the initial application of the amendment should have minimal impact on its consolidated financial statements.
- Amendments to IFRS *7 Disclosures - Offsetting Financial Assets and Financial Liabilities* (applicable for annual periods beginning on or after January 1, 2013). The change will require specific disclosures to all recognized financial instruments

that are offset or that are subject to enforceable master netting arrangements and will have limited impact on the Group's consolidated financial statements, mainly in connection with financial derivative contracts.

- *Improvements to IFRS* (applicable for annual periods beginning after January 1, 2013): On May 17, 2012, the IASB issued the final omnibus annual improvements standard containing six changes to five IASB pronouncements. The Group believes that these amendments will have no impact on the consolidated financial statements.

- IFRS 9 *Financial Instruments* (applicable for annual periods beginning on or after January 1, 2015): On November 12, 2009, the IASB published the first part of IFRS 9, the accounting standard that will eventually replace IAS 39 *Financial Instruments: Recognition and Measurement*. The revised guidance included in IFRS 9 relates to classification and measurement of financial assets alone and applies a "business model" and "characteristics of the financial asset" test to assess if, after initial recognition at fair value, a financial asset is subsequently measured at amortized cost or at fair value. All financial assets that are equity investments are measured at fair value either through OCI or profit or loss. This is an irrevocable choice the entity makes by instrument unless the equity investments are held for trading, in which case they must be measured at fair value through profit or loss.

  On October 28, 2010, the IASB issued the second part of IFRS 9 dealing with the *Recognition and Measurement of Financial Liabilities*, which is also applicable for annual periods beginning on or after January 1, 2015. The IASB has retained the existing guidance in IAS 39 regarding classifying and measuring financial liabilities, except for those liabilities where the fair value option has been elected, which is currently not the case for any of Delhaize Group's financial liabilities. Therefore, the Group does not expect that the IFRS 9 guidance will have an impact on its consolidated financial statements with respect to financial liabilities.

  On December 16, 2011, the IASB modified the mandatory effective date of IFRS 9 for annual periods beginning on or after January 1, 2015. The change modified the guidance about the disclosure requirements an entity needs to make when it first applies IFRS 9. In parallel with the amendment of IFRS 9, the IASB also modified IFRS 7 *Financial Instruments: Disclosures* and added specific requirements that an entity should disclose upon the initial application of IFRS 9.

  Delhaize Group continues reviewing the revised guidance and the ongoing progress and subsequent changes made by the IASB with respect to the new standard in order to assess the full impact IFRS 9 might have on its consolidated financial statements, but will only be able to conclude once the IASB has finalized the development of IFRS 9, including the remaining phases on hedge accounting and impairment.

- IFRS 10 *Consolidated Financial Statements* and Amendments to IAS 27 *Separate Financial Statements* (applicable for annual periods beginning on or after January 1, 2013). IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. The remaining guidance of IAS 27 deals now solely with separate financial statements. The Group concluded that the implementation of IFRS 10 will have no material impact on its consolidated financial statements.

- IFRS 11 *Joint Arrangements* and Amendments to IAS 28 *Investments in Associates and Joint Ventures* (applicable for annual periods beginning on or after January 1, 2013): Although IFRS 11 modifies the currently existing definition of joint control of IAS 31, the determination will still be based on the concept of unanimous consent. IFRS 11 classifies joint arrangements into two types - joint operations and joint ventures - and will require that investments in joint ventures are accounted for using the equity method in accordance with IAS 28, which has been amended to include additional guidance on the application of the equity method. The requirement to account for joint ventures using the equity method will impact the accounting of the Group's investment in P.T. Lion Super Indo, LLC ("Super Indo") which is currently proportionately consolidated and will be equity accounting as from January 1, 2013. Further, Super Indo will no longer represent an operating segment. Besides the investment in Super Indo, the Group does not have any other interest in jointly controlled entities.

- IFRS 12 *Disclosures of Interests in Other Entities* (applicable for annual periods beginning on or after January 1, 2013): The standard includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The disclosures are generally more extensive than under current IFRS guidance.

- IFRS 13 *Fair Value Measurements* (applicable for annual periods beginning on or after January 1, 2013): The standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements will not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

- *Investment Entities*: Amendments to IFRS 10, IFRS 12 and IAS 27 (applicable for annual periods beginning on or after January 1, 2014): On October 31, 2012, the IASB issued an amendment to IFRS 10, IFRS 12 and IAS 27 that introduced an exception to the principle that all subsidiaries shall be consolidated. This amendment defines the term investment entity and requires a parent that is an investment entity to measure its investments in particular subsidiaries at fair value through profit or loss in accordance with IAS 39. The Group expects that the new guidance will have no impact on its consolidated financial statements.

- *Transition Guidance* (Amendments to IFRS 10, IFRS 11 and IFRS 12): On June 28, 2012, the IASB issued an amendment to IFRS 10, IFRS 11 and IFRS 12 which clarifies that the "date of initial application" means "the beginning of the annual reporting period" in which these standards have to be applied for the first time. The requirement means that for Delhaize Group the date of initial application of these standards will be January 1, 2013.

2.6 Financial Risk Management, Objectives and Policies

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Delhaize Group's principal financial liabilities, other than derivatives, comprise mainly debts and borrowings and trade and other payables. These financial liabilities are mainly held in order to raise funds for the Group's operations. On the other hand, the Group holds notes receivables, other receivables and cash and cash equivalents that result directly from the Group's activities. The Group also holds several available-for-sale investments. Delhaize Group exclusively uses derivative financial instruments to hedge certain risk exposures.

The risks to which the Group is exposed are evaluated by Delhaize Group's management and Board of Directors and discussed in the section "Risk Factors" in this annual report.

3. Segment Information

IFRS 8 applies the so-called "management approach" to segment reporting and requires the Group to report financial and descriptive information about its reportable segments. Such reportable segments are operating segments or aggregations of operating segments that meet specified criteria.

Operating segments are components of an entity which engage in business activities from which they may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components, about which discrete financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. The Group is required to report separate information about each operating segment that:

- has been identified as described above or results from aggregating two or more of those segments if they exhibit similar long-term financial performance and have similar economic characteristics; and
- exceeds certain quantitative thresholds.

Delhaize Group identified the Executive Committee as its CODM and defined operating segments based on the information provided to the Executive Committee. Subsequently, the Group reviewed these operating segments in order to establish if any of these individual operating segments can be considered to have similar economic characteristics and exhibit similar long-term financial performance as described by IFRS 8, which are then aggregated into one single aggregated operating segment. In a final step, reportable segments have been identified, which represent (aggregated) operating segments that exceed the quantitative thresholds defined by IFRS 8 and require individual disclosure. Operating segments that do not pass these thresholds are by default combined into the "All Other Segments" category of IFRS 8, which the Group has labeled as "Southeastern Europe and Asia."

Management concluded that the reader of the Group's financial statements would benefit from distinguishing operating from non-operating - other business activities - and, therefore, decided to disclose separately the corporate activities of the Group in the segment "Corporate."

During 2012, the CODM started, in addition to the financial information of Delhaize America as a whole, to review discrete financial information of the different U.S. banners, in order to better assess the performance and allocate resources to the main banners of the U.S. operations. Consequently, the Group's U.S. banners represent individual operating segments. Delhaize Group reviewed these operating segments for similar economic characteristics and long-term financial performance, using, for example, operating profit margin, gross margin and comparable store sales development as quantitative benchmarks and concluded that aggregating them into the segment "United States" meets the requirements of IFRS 8 and is consistent with the core principle of the standard. While this has no immediate impact on the segment reporting, as the composition of the reportable segments did not change, goodwill is tested at operating segment level, before aggregation, in accordance with IAS 36 (see Note 6), i.e., separately for Food Lion and Hannaford.

Overall, this results in a geographical segmentation of the Group's business, based on the location of customers and stores, which matches the way Delhaize Group manages its operations.

The Executive Committee internally reviews the performance of Delhaize Group's segments against a number of measures, of which operating profit represents the most important measure of profit or loss. The amount of each segment item reported is measured using the amounts reported to the CODM, which equals consolidated IFRS financial information. Therefore, as the information provided to the CODM and disclosed as segment information represents consolidated IFRS financial information, no reconciling items need to be disclosed.

The operating segments information for 2012, 2011 and 2010 is as follows:

Year ended December 31, 2012 (in millions of €)	United States	Belgium[2]	Southeastern Europe and Asia[3]	Corporate	Total
Revenues[1]	14 632	4 922	3 183	—	22 737
Cost of sales	(10 800)	(3 921)	(2 449)	—	(17 170)
Gross profit	3 832	1 001	734	—	5 567
Gross margin	*26.2%*	*20.3%*	*23.1%*	—	*24.5%*
Other operating income	63	39	20	—	122
Selling, general and administrative expenses	(3 360)	(823)	(647)	(41)	(4 871)
Other operating expenses	(192)	(15)	(220)	(1)	(428)
Operating profit (loss)	343	202	(113)	(42)	390
Operating margin	*2.3%*	*4.1%*	*(3.5%)*	—	*1.7%*
Operating result of discontinued operations	(2)	—	(5)	—	(7)
Other information					
Assets	7 191	1 838	2 318	589	11 936
Liabilities	2 511	1 342	887	2 003	6 743
Capital expenditures	354	153	157	24	688
Non-cash operating activities:					
Depreciation and amortization	444	116	81	9	650
Impairment loss[6]	63	5	220	—	288
Share-based compensation	11	1	—	1	13

Year ended December 31, 2011 (in millions of €)	United States	Belgium[2]	Southeastern Europe and Asia[3],[4]	Corporate	Total[4]
Revenues[1]	13 815	4 845	2 450	—	21 110
Cost of sales	(10 049)	(3 825)	(1 875)	—	(15 749)
Gross profit	3 766	1 020	575	—	5 361
Gross margin	*27.3%*	*21.0%*	*23.5%*	—	*25.4%*
Other operating income	67	41	10	—	118
Selling, general and administrative expenses	(3 142)	(814)	(501)	(40)	(4 497)
Other operating expenses	(157)	(4)	(3)	(5)	(169)
Operating profit (loss)	534	243	81	(45)	813
Operating margin	*3.9%*	*5.0%*	*3.3%*	—	*3.9%*
Operating result of discontinued operations	—	—	(1)	—	(1)
Other information					
Assets[5]	7 752	1 886	2 477	177	12 292
Liabilities[5]	2 765	1 211	844	2 053	6 873
Capital expenditures	416	142	185	19	762
Non-cash operating activities:					
Depreciation and amortization	410	107	60	9	586
Impairment loss[6]	130	1	1	3	135
Share-based compensation	11	1	—	1	13

Year ended December 31, 2010 (in millions of €)	United States	Belgium[2]	Southeastern Europe and Asia[3]	Corporate	Total
Revenues[1]	14 187	4 800	1 863	—	20 850
Cost of sales	(10 272)	(3 803)	(1 422)	—	(15 497)
Gross profit	3 915	997	441	—	5 353
Gross margin	*27.6%*	*20.8%*	*23.7%*	—	*25.7%*
Other operating income	43	36	6	—	85
Selling, general and administrative expenses	(3 189)	(795)	(377)	(33)	(4 394)
Other operating expenses	(16)	(2)	(2)	—	(20)
Operating profit (loss)	753	236	68	(33)	1 024
Operating margin	*5.3%*	*4.9%*	*3.7%*	—	*4.9%*
Operating result of discontinued operations	—	—	—	—	—
Other information					
Assets	7 850	1 806	1 014	232	10 902
Liabilities	2 592	1 141	508	1 592	5 833
Capital expenditures	410	128	113	9	660
Non-cash operating activities:					
Depreciation and amortization	423	104	39	9	575
Impairment loss[6]	13	—	1	—	14
Share-based compensation	14	1	—	1	16

_____

(1) All revenues are from external parties.

(2) Belgium includes Delhaize Group's operations in Belgium and the Grand Duchy of Luxembourg.

(3) Southeastern Europe and Asia includes the Group's operations in Greece, Romania, Indonesia and since August 1, 2011 Serbia, Bulgaria, Bosnia and Herzegovina and Montenegro.

(4) The 2011 consolidated income statement was adjusted for the reclassification of the Albanian operations to discontinued operations.

(5) The December 31, 2011 consolidated balance sheet was revised to reflect the effects of the completion in the second quarter 2012 of the purchase price allocation of the Delta Maxi acquisition.

(6) No impairment loss was recorded or reversed in equity. The 2012 impairment loss includes €16 million on the re-measurement of assets of the disposal group (see Note 5.3.)

Delhaize Group's operation of retail supermarkets represents approximately 90% of the Group's consolidated revenues. The remaining revenue represents wholesale retail revenues. Total revenues can be further analyzed as follows:

(as a percentage of revenues)	2012	2011	2010
Retail revenues			
- Food - perishable	40.0%	37.9%	40.0%
- Food - non-perishable	35.6%	36.1%	35.5%
- Non-food	13.4%	15.0%	13.8%
Total retail revenues	89.0%	89.0%	89.3%
Wholesale revenues	11.0%	11.0%	10.7%
Total revenues	**100.0%**	**100.0%**	**100.0%**

Delhaize Group is not reliant on any individual major customer and, consequently, there are no individual customers where the total amount of revenue derived from that customer would be more than 10% of Delhaize Group's revenue.

4. Business Combinations and Acquisition of Non-controlling Interests

4.1 Business Combinations

Acquisitions during 2012

During 2012, Delhaize Group entered into several agreements in Belgium and Romania that have resulted in the acquisition of businesses and were accounted for in accordance with IFRS 3. The total consideration transferred during the year for these transactions was €5 million and resulted in an increase of goodwill of €3 million.

Acquisitions during 2011

Acquisition of Delta Maxi

On July 27, 2011, Delhaize Group acquired 100% of the shares and voting rights of Delta Maxi for a purchase price of €615 million, subject to customary purchase price adjustments, but not any earn-out or similar clauses.

At December 31, 2011, the total consideration transferred amounted to (i) €574 million in cash, net of €21 million cash acquired, of which €100 million was held in escrow by the seller and (ii) €20 million held in escrow by the Group (see Note 12). The acquired business, in combination with the Group's existing operations in Greece and Romania, makes Delhaize Group a leading retailer in Southeastern Europe. At acquisition date, Delta Maxi operated 485 stores and 7 distribution centers in five countries in Southeastern Europe. Delta Maxi was included into Delhaize Group's consolidated financial statements as of August 1, 2011 and is part of the Southeastern Europe & Asia segment (see Note 3). Delhaize Group incurred approximately €11 million acquisition-related costs in 2011 that were included in selling, general and administrative expenses in the "Corporate" segment.

During the first half of 2012, the Group completed the purchase price allocation of the transaction and revised the provisional amounts previously recognized to reflect additional information obtained on the acquisition date fair values for assets acquired and liabilities assumed. As part of this process, the Group completed its assessment and quantification of legal contingencies that were assumed as part of the acquisition and recognized corresponding provisions in accordance with IFRS 3. The contingent liabilities mainly related to pending legal disputes for a number of property ownership related cases. The agreement with the former owner of Delta Maxi contains specific indemnification clauses for all known significant contingencies and, consequently, the Group recognized indemnification assets of €33 million for such contingencies as it expects to be compensated by the former owner for any potential losses. As a result, acquisition date goodwill increased from €467 million to €507 million. The €20 million held in escrow by the Group was entirely released through the year.

(in millions of €)	August 1, 2011
Cash paid	595
Cash held in escrow	20
Total consideration transferred	**615**
Indemnification assets	(33)
Total consideration	**582**

The above noted adjustments have been, in accordance with the guidance provided in IFRS 3, recognized in the consolidated financial statements of Delhaize Group as if the accounting had been completed at the acquisition date, and comparative information has been revised correspondingly. The revision of acquisition date fair values did not have a significant impact on the profit and loss of the year ended December 31, 2011.

The table below summarizes the total consideration paid for Delta Maxi and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, comparing the provisional fair values (as disclosed in our 2011 annual report) and revised final acquisition date fair values.

(in millions of €)	August 1, 2011 Acquisition date Fair Values	
	Provisional Fair Values[1]	Final Fair Values
Intangible assets	194	218
Property, plant and equipment	426	394
Investment property	44	34
Financial assets	24	24
Inventory	69	68
Receivables	59	54
Other assets	9	9
Cash and cash equivalents	21	21
Assets classified as held for sale	15	16
	861	838
Long-term debt, including current portion	(211)	(211)
Obligations under finance lease	(8)	(8)
Short-term borrowings	(132)	(132)
Provisions	(14)	(45)
Accounts payable	(259)	(261)
Other liabilities	(37)	(69)
Deferred tax liabilities	(24)	(22)
Total identified net assets	**176**	**90**
Non-controlling interests (measured at the proportionate shares of the net assets)	(28)	(15)
Goodwill arising on acquisition	467	507
Total	**615**	**582**

_____
[1] As disclosed in the 2011 annual report.

Receivables mainly consist of trade receivables and other receivables. The gross contractual amount of the receivables due is €65 million, of which €11 million is expected to be uncollectible, resulting in a final acquisition date fair value of €54 million.

The acquisition date goodwill was €507 million (Note 6) and has been allocated to the specific cash-generating units that were expected to benefit from the synergies of the combination, resulting in the following split between the various countries where Maxi operates, which represent the lowest level at which management monitors goodwill:

(in millions of €)	Final Acquisition Date value
Serbia	448
Bosnia & Herzegovina	26
Bulgaria	15
Montenegro	10
Albania	8
Total	**507**

The goodwill reflected the anticipated synergies that could be realized from integrating Delta Maxi into Delhaize Group's international network, especially in the areas of improved procurement, better inventory management and optimized IT and supply chain systems and processes and is deductible for income tax purposes.

From the date of acquisition, Maxi (including Albania which was reclassified to discontinued operations) has contributed €460 million to the Group's revenues and €(0.2) million to the net profit of the year in 2011. If the business combination had occurred at the beginning of the year, the 2011 revenues of Delhaize Group would have been approximately €584 million higher. This pro forma information is provided for informational purposes only and is not necessarily indicative of the revenues that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future revenues. Due to significant differences in accounting policies applied before acquisition date by Delta Maxi and existing policies applied within Delhaize Group, it was concluded that it would be impracticable to estimate the pro forma impact on the Group's consolidated net profit for the full year.

Other 2011 acquisitions

In addition, Delhaize Group entered into several small agreements acquiring 17 individual stores in various parts of the world. The total consideration transferred during 2011 for these transactions was €16 million and resulted in an increase of goodwill of €10 million, mainly representing expected benefits from the integration of the stores into the existing sales network, the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group.

Acquisitions during 2010

During 2010, Delhaize Group entered into several small agreements acquiring a total of 15 individual stores in various parts of the world, which meet the business definition under IFRS 3 and were accounted for accordingly. Total consideration transferred during 2010 was €16 million in cash, and additional final payments of €1 million were paid in 2011. These transactions resulted in an increase of goodwill of €12 million, mainly representing expected benefits from the integration of the stores into the existing sales network and the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group.

In addition, the Group made a final payment of €3 million during 2010, relating to the acquisition of Koryfi SA, which occurred in 2009 and for which acquisition accounting was completed during 2010.

4.2 Acquisitions of Non-controlling Interests

Acquisitions during 2012

In June 2012, the minority shareholder of Ela d.o.o. Kotor irrevocably and unconditionally exercised its put option selling to Delhaize Group its share of 49% in the subsidiary. In accordance with IAS 32, the Group recognized, as part of the purchase price allocation, (i) a liability of approximately €13 million in connection with the put option, representing its best estimate of the expected cash outflow, and (ii) an indemnification asset of approximately €6 million towards the former owner of Delta Maxi. The Group reclassified the remaining non-controlling interest into retained earnings and recognized the subsequent immaterial changes in value of the liability and the indemnification asset in profit or loss.

During 2012, Delhaize Group acquired additional non-controlling interests for a total amount of €10 million, including transaction costs, recognized in equity, mainly relating to other Maxi subsidiaries.

Acquisitions during 2011

Subsequent to the acquisition of Delta Maxi, Delhaize Group started the process of acquiring non-controlling interests held by third parties in several Delta Maxi subsidiaries. Until December 31, 2011, the Group acquired non-controlling interests of a carrying amount of €10 million for a total cash consideration of approximately the same amount.

Acquisitions during 2010

On May 18, 2009, Delhaize Group announced the launch of a voluntary tender offer for all of the shares of its Greek subsidiary Alfa Beta Vassilopoulos S.A. ("Alfa Beta") which were not yet held by any of the consolidated companies of Delhaize Group at a price of €30.50 per Alfa Beta share. On June 29, 2009, the offer price was increased to €34.00 per share, based on an agreement with two major shareholders (approximately 12%) of Alfa Beta. At the end of the acceptance period on July 9, 2009, Delhaize Group held 89.56% of Alfa Beta shares. During the second half of 2009, Delhaize Group acquired additional shares on the market and at December 31, 2009 Delhaize Group owned 11 451 109 shares (representing 89.93%).

On March 12, 2010, Delhaize Group launched through its wholly owned Dutch subsidiary Delhaize "The Lion" Nederland BV ("Delned") a new tender offer to acquire the remaining shares of Alfa Beta at €35.73 per share.

On June 4, 2010, Delned requested from the Hellenic Capital Market Commission the approval to squeeze-out the remaining minority shares in Alfa Beta, which was granted on July 8, 2010. The last date of trading Alfa Beta shares at the Athens Exchange was July 29, 2010 and settlement occurred on August 9, 2010.

Since August 9, 2010, Delhaize Group owns 100% of the voting rights in Alfa Beta, which was delisted from the Athens Exchange as of October 1, 2010.

The difference between the carrying amount of non-controlling interest (€16 million) and the fair value of the consideration paid (€47 million), including transactions costs (€1 million), was recognized directly in equity and attributed to the shareholders of the Group and, therefore, had no impact on goodwill or profit or loss.

5. Divestitures, Disposal Group / Assets Held for Sale and Discontinued Operations

5.1 Divestitures

On February 14, 2012, Delhaize Group reached a binding agreement to sell Wambacq & Peeters SA, a Belgian transport company, to Van Moer Group. This transaction did not meet the criteria of a "Discontinued Operation" and was completed on April 30, 2012.

Delhaize Group received €3 million in cash and recorded a gain on disposal of €1 million in 2012.

No divestitures took place in 2011 and 2010.

5.2 Disposal Group / Assets Classified as Held for Sale

Disposal of Delhaize Albania SHPK

The assets and liabilities related to the Group's operations in Albania (part of the Southeastern Europe & Asia segment) have been presented as held for sale following the approval of Delhaize Group's Board of Directors on December 19, 2012 to sell Delhaize Albania SHPK. In January 2013, Delhaize Group reached a binding agreement with Balfin SHPK and agreed on a sales price of €2 million, subject to contractual adjustments. The transaction was completed in February 2013.

At December 31, 2012, the carrying value of assets classified as assets held for sale and associated liabilities were as follows:

(in millions of EUR)	2012
Property, plant and equipment	1
Inventories	3
Receivables and other current assets	1
Cash and cash equivalents	1
Assets classified as held for sale	**6**
Less:	
Non-current liabilities	(1)
Accounts payable and accrued expenses	(3)
Assets classified as held for sale, net of associated liabilities	**2**

The Group recognized an impairment loss of €16 million (see also Note 5.3) to write down the carrying value of Delhaize Albania to its fair value less costs to sell, which includes goodwill impairment charges of approximately €8 million.

Disposal of individual properties

As part of the acquisition of Delta Maxi (see Note 4.1), the Group identified a number of properties, mainly small shops, office buildings, pharmacies or bank branches, which it considered not being incremental to its retail operations. At year-end 2011, the revised carrying value of the assets held for sale amounted to €56 million. During 2012, the Group sold properties for a total amount of €17 million. As a result of the weakening real estate market and the deteriorating state of the property for sale, the fair value less cost to sell of a number of properties decreased during 2012 resulting in impairment losses of €18 million. As due to these conditions, a sale within the anticipated timeframe was considered to be no longer feasible, properties for a total net book value of €7 million have been reclassified to investment property (see Note 9). Consequently, at December 31, 2012, the remaining properties held for sale amount to €10 million and are part of the Southeastern Europe & Asia Segment.

In addition, Delhaize America intends to dispose a parcel of land within the next 12 months for €2 million.

5.3 Discontinued Operations

As mentioned in Note 5.2, Delhaize Albania was classified as a disposal group held for sale and qualified simultaneously as discontinued operations. The Group recognized an impairment loss of €16 million in order to write down the carrying value of Delhaize Albania to its estimated fair value less cost to sell and classified the operations of Delhaize Albania in 2012 and 2011 as "Result from discontinued operations (net of tax)." No pre-tax loss or gain was recognized on the re-measurement of assets held for sale in 2011 and 2010.

The overall "Result from discontinued operations" and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows:

(in millions of €, except per share information)	2012	2011[1]	2010
Revenues	21	9	—
Cost of sales	(18)	(7)	—
Other operating income	1	—	—
Selling, general and administrative expenses	(8)	(3)	—
Other operating expenses	(3)	—	—
Finance costs	(1)	(1)	(1)
Result before tax	(8)	(2)	(1)
Income taxes	2	—	—
Result of discontinued operations (net of tax)	**(6)**	**(2)**	**(1)**
Pre-tax loss recognized on re-measurement of assets of disposal groups	(16)	—	—
Income taxes	—	—	—
Result from discontinued operations (net of tax), fully attributable to equity holders of the Group	**(22)**	**(2)**	**(1)**
Basic earnings per share from discontinued operations	(0.22)	(0.03)	(0.01)
Diluted earnings per share from discontinued operations	(0.22)	(0.02)	(0.01)
Operating cash flows	(6)	(5)	—
Investing cash flows	9	(3)	—
Financing cash flows	(3)	9	—
Total cash flows	**—**	**1**	**—**

---

(1) 2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

6. Goodwill

(in millions of €)	2012	2011[1]	2010
Gross carrying amount at January 1	3 487	2 900	2 707
Accumulated impairment at January 1	(73)	(72)	(67)
Net carrying amount at January 1	**3 414**	**2 828**	**2 640**
Acquisitions through business combinations and adjustments to initial purchase accounting	3	517	12
Classified as held for sale	(8)	—	—
Impairment loss	(136)	—	—
Currency transaction effect	(84)	69	176
Gross carrying amount at December 31	3 396	3 487	2 900
Accumulated impairment at December 31	(207)	(73)	(72)
Net carrying amount at December 31	**3 189**	**3 414**	**2 828**

_____
 (1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

Goodwill is allocated and tested for impairment at the cash-generating unit (CGU) level that is expected to benefit from synergies of the combination the goodwill resulted from, which at Delhaize Group represents an operating entity or country level, being also the lowest level at which goodwill is monitored for internal management purpose.

During 2012, the Group revisited its reporting to the CODM for its U.S. operations (see Note 3). As a consequence, Delhaize Group's U.S. operations represent separate operating segments at which goodwill needs to be reviewed for impairment testing purposes.

In 2011, Delhaize Group acquired 100% of the retail company Delta Maxi Group, operating in five countries in the Balkan area. During the first half of 2012, Delhaize Group completed the purchase price allocation of the Delta Maxi acquisition and recognized goodwill of €507 million at acquisition date (see Note 4.1).

The Group's CGUs with significant goodwill allocations are detailed below:

(in millions)		2012	2011	2010
Food Lion	*USD*	*1 259*	*1 259*	*1 259*
Hannaford	*USD*	*1 984*	*1 984*	*1 984*
United States	EUR	2 458	2 507	2 427
Serbia	*RSD*	*36 228*	*45 844*	*—*
Bulgaria	*BGN*	*—*	*30*	*—*
Bosnia & Herzegovina	*BAM*	*—*	*50*	*—*
Montenegro	*EUR*	*—*	*10*	*—*
Albania	*ALL*	*—*	*1 161*	*—*
Maxi[1]	EUR	318	497	—
Belgium	EUR	186	184	182
Greece	EUR	207	207	202
Romania	EUR	20	19	17
Total	**EUR**	**3 189**	**3 414**	**2 828**

_____
(1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

In accordance with the accounting policies stated in Note 2.3, Delhaize Group conducts an annual impairment assessment for goodwill and, in addition, whenever events or circumstances indicate that an impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each CGU with its carrying value, including goodwill, and recognition of an impairment loss if the carrying value exceeds the recoverable amount.

The recoverable amount of each operating entity is determined based on the higher of value in use calculations and the fair value less cost to sell:

- The value in use ("VIU") calculations use local currency cash flow projections based on the latest available financial plans approved by management for all CGUs, adjusted to ensure that the CGUs are tested in its current condition, covering a three-year period, based on actual results of the past and using observable market data, where possible. Cash flows beyond the three-year period are extrapolated to five years.

Growth rates and operating margins used to estimate future performance are equally based on past performance and experience of growth rates and operating margins achievable in the relevant market and in line with market data, where possible. Beyond five years, perpetual growth rates are used which do not exceed the long-term average growth rate for the supermarket retail business in the particular market in question and the long-term economic growth of the respective country. These pre-tax cash flows are discounted applying a pre-tax rate, which is derived from the CGU's WACC (Weighted Average Cost of Capital) in an iterative process as described by IAS 36.

● The fair value less cost to sell ("FVLCTS") is based on discounted cash flow calculations, in local currencies, using cash flow projections based on the latest available financial plans approved by management for all CGUs, as explained above. Cash flows beyond the three-year period are extrapolated to ten years in line with market participant assumptions. Beyond ten years, perpetual growth rates do not exceed the long-term average growth rate for the supermarket retail business in the particular market in question and the long-term economic growth of the respective country. Operating margins are kept in line with longer term market assumptions. Delhaize Group uses pre-tax cash flows which are discounted applying a pre-tax rate, being derived from the CGU's WACC as described above. Earnings multiples paid for similar companies in the market are used to ensure appropriateness of the FVLCTS estimates and overall consistency.

United States

The recoverable amount of the U.S. operating segments Food Lion and Hannaford has been determined based on VIU calculations. The key assumptions used for the VIU calculations were as follows:

	Perpetual Growth Rate	Pre-tax discount rate
2012:		
Food Lion	2.3%	10.1%
Hannaford	2.3%	9.6%
2011:		
Food Lion	2.3%	10.4%
Hannaford	2.3%	10.4%
2010:		
Food Lion	2.3%	11.7%
Hannaford	2.3%	10.8%

Management believes that the assumptions used in the VIU calculations represent the best estimates of future development and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. The Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would decrease the 2012 VIU for both Food Lion and Hannaford by $396 million. An increase of the discount rate by 100 basis points, keeping all other constant, would decrease the 2012 VIU for Food Lion and Hannaford by $891 million and $893 million, respectively. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would not result in the carrying amount of Food Lion or Hannaford exceeding the VIU. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other constant, would decrease the 2012 VIU for Food Lion and Hannaford by $485 million and $493 million, respectively and would not result in the carrying amount of Food Lion or Hannaford exceeding the VIU.

Europe

The recoverable amount of the operating segments Belgium, Greece and Romania has been determined based on VIU calculations. The key assumptions used for the VIU calculations were as follows:

	Perpetual Growth Rate	Pre-tax discount rate
2012:		
Belgium	2.4%	9.9%
Greece	1.6%	14.4%
Romania	2.3%	11.7%
2011:		
Belgium	3.3%	10.3%
Greece	2.5%	14.3%
Romania	2.7%	11.9%
2010:		
Belgium	2.9%	7.8%
Greece	2.5%	7.0%
Romania	3.7%	14.7%

Management believes that the assumptions used in the VIU calculations represent the best estimates of future development and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. The Group estimated that a decrease in growth rate by 50 basis points, keeping all other constant, would decrease the 2012 VIU for Belgium, Greece and Romania by €201 million, €60 million and €15 million respectively. An increase of the discount rate by 100 basis points, keeping all other constant, would decrease the 2012 VIU for Belgium, Greece and Romania by €444 million, €104 million and €40 million, respectively. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would not result in the carrying amount of Belgium, Greece or Romania exceeding the VIU. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other constant, would decrease the 2012 VIU for Belgium, Greece and Romania by €258 million, €96 million and €37 million, respectively and would not result in the carrying amount of Belgium, Greece or Romania exceeding the VIU.

Considering the expected growth of the relatively young operations in the Maxi countries, the recoverable amount of these countries has been determined based on FVLCTS calculations. Delhaize Group impaired 100% of the goodwill related to Bulgaria, Bosnia & Herzegovina and Montenegro and recognized a €85 million impairment loss with respect to the Serbian goodwill. The Group believes that this brings the value of the operations in line with its revised current expectations and reflects market conditions in the various countries, resulting from less optimistic expectations on growth rates, due to lower sales square meters assumptions, and higher competitive environment compared to the initial assumptions applied, having a negative impact on revenue growth, despite maintaining profitability. The key assumptions used and the recognized impairment losses were as follows:

	Perpetual Growth Rate	Pre-tax discount rate	Impairment Loss (in millions)	
Serbia	3.7%	14.6%	RSD	9 616
Bulgaria	2.7%	10.7%	BGN	30
Bosnia & Herzegovina	2.3%	16.1%	BAM	50
Montenegro	3.4%	14.1%	EUR	10
Total			**EUR**	**136**

The Group estimated that a decrease in growth rate by 50 basis points, keeping all other constant, would further decrease the FVLCTS for Serbia by €16 million. An increase of the discount rate by 100 basis points, keeping all other constant, would decrease the FVLCTS by €72 million. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would result in the carrying amount of Serbia exceeding the FVLCTS by an additional €84 million. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other constant, would result in the carrying amount of Serbia exceeding the FVLCTS by an additional €68 million.

Impairment losses are recognized in profit or loss in "Other operating expenses" (Note 28).

As a result of the decision to dispose the Group's Albanian operations (see Note 5.2), relating goodwill has been fully impaired to reflect the measurement of Albania at FVLCTS, as required by IFRS 5. The remeasurement loss has been included in "Result from discontinued operations (net of tax)" (Note 5.3).

7.   Intangible Assets

Intangible assets consist primarily of trade names, customer relationships, purchased and developed software, favorable lease rights, prescription files and other licenses.

Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized, but are tested annually for impairment and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable amount, being their value in use, with their carrying amount. The recoverable amount is estimated using revenue projections of each operating entity (see Note 6) and applying an estimated royalty rate of 0.45% and 0.70% for Food Lion and Hannaford, respectively.

During 2012, the Group fully impaired the Albanian trade name (€3 million), reflecting the measurement of the disposal group in accordance with IFRS 5, and included this impairment in "Result from discontinued operations (net of tax)" (Note 5.3). Further, the Group recognized impairment charges in connection with the Piccadilly brands in Bulgaria (part of the "Southeastern Europe & Asia" segment) for €15 million, reflecting the Group's revised expectations on market conditions. The recoverable amount has been estimated using the royalty-relief-method and royalty rates for the various Maxi brands range from 0.68% (Piccadilly) to 1.34% (Maxi), depending on the individual local strengths of the different brands. No impairment loss of trade names was recorded or reversed in 2011 or 2010.

See Note 8 for a description of the impairment test for assets with finite lives.

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2012	**599**	**222**	**281**	**170**	**65**	**1 337**
Additions	—	71	17	—	4	92
Sales and disposals	—	—	(2)	(12)	(4)	(18)
Transfers (to) from other accounts	—	(20)	30	—	—	10
Classified as held for sale	(3)	—	—	—	—	(3)
Currency translation effect	(21)	(2)	(5)	(4)	(2)	(34)
Cost at December 31, 2012	**575**	**271**	**321**	**154**	**63**	**1 384**
Accumulated amortization at January 1, 2012	**—**	**(116)**	**(171)**	**(105)**	**(30)**	**(422)**
Accumulated impairment at January 1, 2012	**(36)**	**—**	**—**	**—**	**(1)**	**(37)**
Amortization expense	—	(27)	(36)	(11)	(3)	(77)
Impairment loss	(15)	—	—	—	(2)	(17)
Sales and disposals	—	—	1	12	4	17
Transfers to (from) other accounts	—	—	(8)	—	—	(8)
Currency translation effect	—	1	3	2	2	8
Accumulated amortization at December 31, 2012	**—**	**(142)**	**(211)**	**(102)**	**(28)**	**(483)**
Accumulated impairment at December 31, 2012	**(51)**	**—**	**—**	**—**	**(2)**	**(53)**
Net carrying amount at December 31, 2012	**524**	**129**	**110**	**52**	**33**	**848**
Cost at January 1, 2011	**390**	**192**	**230**	**195**	**56**	**1 063**
Additions	—	58	27	—	2	87
Sales and disposals	—	(12)	(6)	(36)	—	(54)
Acquisitions through business combinations	200	—	1	8	9	218
Transfers (to) from other accounts	—	(19)	21	—	(3)	(1)
Currency translation effect	9	3	8	3	1	24
Cost at December 31, 2011[(1)]	**599**	**222**	**281**	**170**	**65**	**1 337**
Accumulated amortization at January 1, 2011	**—**	**(94)**	**(138)**	**(129)**	**(28)**	**(389)**
Accumulated impairment at January 1, 2011	**(35)**	**(2)**	**(3)**	**—**	**—**	**(40)**
Amortization expense	—	(23)	(32)	(11)	(4)	(70)
Impairment loss	—	(1)	(1)	—	(1)	(3)
Sales and disposals	—	12	5	37	—	54
Transfers to (from) other accounts	—	(5)	3	—	3	1
Currency translation effect	(1)	(3)	(5)	(2)	(1)	(12)
Accumulated amortization at December 31, 2011	**—**	**(116)**	**(171)**	**(105)**	**(30)**	**(422)**
Accumulated impairment at December 31, 2011	**(36)**	**—**	**—**	**—**	**(1)**	**(37)**
Net carrying amount at December 31, 2011[(1)]	**563**	**106**	**110**	**65**	**34**	**878**

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2010	**362**	**151**	**175**	**201**	**49**	**938**
Additions	—	43	43	—	6	92
Sales and disposals	—	(4)	(2)	(22)	—	(28)
Transfers (to) from other accounts	—	(4)	5	—	(2)	(1)
Currency translation effect	28	6	9	16	3	62
Cost at December 31, 2010	**390**	**192**	**230**	**195**	**56**	**1 063**
Accumulated amortization at January 1, 2010	**—**	**(71)**	**(103)**	**(123)**	**(24)**	**(321)**
Accumulated impairment at January 1, 2010	**(33)**	**(3)**	**(2)**	**(5)**	**—**	**(43)**
Amortization expense	—	(21)	(32)	(12)	(4)	(69)
Sales and disposals	—	4	1	22	—	27
Transfers to (from) other accounts	—	(1)	1	(1)	2	1
Currency translation effect	(2)	(4)	(6)	(10)	(2)	(24)
Accumulated amortization at December 31, 2010	**—**	**(94)**	**(138)**	**(129)**	**(28)**	**(389)**
Accumulated impairment at December 31, 2010	**(35)**	**(2)**	**(3)**	**—**	**—**	**(40)**
Net carrying amount at December 31, 2010	**355**	**96**	**89**	**66**	**28**	**634**

_____

(1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

Trade name assets are allocated to the following cash generating units:

	December 31,		
(in millions of €)	2012	2011[1]	2010
Food Lion	196	200	193
Hannaford	163	167	162
Delhaize America	**359**	**367**	**355**
Serbia	151	164	—
Bulgaria	14	29	—
Albania	—	3	—
Maxi	**165**	**196**	**—**
Total	**524**	**563**	**355**

_____

(1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

Amortization expenses are mainly charged to selling, general and administrative expenses.

8. Property, Plant and Equipment

(in millions of €)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2012	**2 539**	**1 902**	**3 624**	**87**	**969**	**9 121**
Additions	96	101	246	147	14	604
Sales and disposals	(21)	(110)	(228)	(4)	(26)	(389)
Acquisitions through business combinations	3	—	1	—	—	4
Transfers (to) from other accounts	29	56	41	(187)	(86)	(147)
Currency translation effect	(49)	(28)	(56)	—	(15)	(148)
Divestitures / Classified as held for sale	(1)	(1)	(12)	—	—	(14)
Balance at December 31, 2012	**2 596**	**1 920**	**3 616**	**43**	**856**	**9 031**
Accumulated depreciation at January 1, 2012	**(735)**	**(1 126)**	**(2 117)**	**—**	**(422)**	**(4 400)**
Accumulated impairment at January 1, 2012	**(19)**	**(35)**	**(62)**	**—**	**(55)**	**(171)**
Depreciation expense	(93)	(132)	(294)	—	(49)	(568)
Impairment loss	(15)	(23)	(36)	(1)	(12)	(87)
Sales and disposals	14	109	210	—	25	358
Transfers to (from) other accounts	10	1	4	—	78	93
Currency translation effect	11	17	34	—	8	70
Divestitures / Classified as held for sale	—	—	5	—	—	5
Accumulated depreciation at December 31, 2012	**(801)**	**(1 160)**	**(2 203)**	**—**	**(407)**	**(4 571)**
Accumulated impairment at December 31, 2012	**(26)**	**(29)**	**(53)**	**(1)**	**(20)**	**(129)**
Net carrying amount at December 31, 2012	**1 769**	**731**	**1 360**	**42**	**429**	**4 331**
Cost at January 1, 2011	**1 930**	**1 861**	**3 217**	**94**	**930**	**8 032**
Additions	112	92	265	204	35	708
Sales and disposals	(8)	(22)	(96)	(5)	(18)	(149)
Acquisitions through business combinations	297	21	77	5	—	400
Transfers (to) from other accounts	167	(90)	76	(213)	(6)	(66)
Currency translation effect	41	40	85	2	28	196
Balance at December 31, 2011[1]	**2 539**	**1 902**	**3 624**	**87**	**969**	**9 121**
Accumulated depreciation at January 1, 2011	**(587)**	**(1 055)**	**(1 881)**	**—**	**(380)**	**(3 903)**
Accumulated impairment at January 1, 2011	**—**	**(12)**	**(23)**	**—**	**(19)**	**(54)**
Depreciation expense	(74)	(126)	(264)	—	(49)	(513)
Impairment loss	(17)	(24)	(39)	—	(35)	(115)
Sales and disposals	4	20	89	—	19	132
Transfers to (from) other accounts	(60)	65	(3)	—	3	5
Currency translation effect	(20)	(29)	(58)	—	(16)	(123)
Accumulated depreciation at December 31, 2011	**(735)**	**(1 126)**	**(2 117)**	**—**	**(422)**	**(4 400)**
Accumulated impairment at December 31, 2011	**(19)**	**(35)**	**(62)**	**—**	**(55)**	**(171)**
Net carrying amount at December 31, 2011[1]	**1 785**	**741**	**1 445**	**87**	**492**	**4 550**

_____

 (1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

(in millions of €)	Land and Buildings	Leasehold Improvements	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2010	**1 764**	**1 652**	**2 891**	**62**	**845**	**7 214**
Additions	59	82	228	184	54	607
Sales and disposals	(11)	(29)	(124)	—	(27)	(191)
Acquisitions through business combinations	1	1	2	—	—	4
Transfers (to) from other accounts	45	58	55	(154)	—	4
Currency translation effect	72	97	165	2	58	394
Balance at December 31, 2010	**1 930**	**1 861**	**3 217**	**94**	**930**	**8 032**
Accumulated depreciation at January 1, 2010	**(503)**	**(899)**	**(1 633)**	**—**	**(330)**	**(3 365)**
Accumulated impairment at January 1, 2010	**—**	**(14)**	**(34)**	**—**	**(16)**	**(64)**
Depreciation expense	(71)	(127)	(254)	—	(51)	(503)
Impairment loss	—	(2)	(5)	—	(5)	(12)
Sales and disposals	8	29	115	—	27	179
Transfers to (from) other accounts	(1)	(2)	1	—	—	(2)
Currency translation effect	(20)	(52)	(94)	—	(24)	(190)
Accumulated depreciation at December 31, 2010	**(587)**	**(1 055)**	**(1 881)**	**—**	**(380)**	**(3 903)**
Accumulated impairment at December 31, 2010	**—**	**(12)**	**(23)**	**—**	**(19)**	**(54)**
Net carrying amount at December 31, 2010	**1 343**	**794**	**1 313**	**94**	**531**	**4 075**

Depreciation expense is included in the following line items of the income statement:

(in millions of €)	2012	2011	2010
Cost of sales	61	56	56
Selling, general and administrative expenses	507	457	447
Total depreciation	**568**	**513**	**503**

Property, plant and equipment can be summarized by reportable segment as follows:

	December 31,		
(in millions of €)	2012	2011[(1)]	2010
United States	2 510	2 750	2 794
Belgium	828	808	784
Southeastern Europe and Asia	983	983	488
Corporate	10	9	9
Total property, plant and equipment	**4 331**	**4 550**	**4 075**

_____

 (1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

In accordance with the accounting policy in Note 2.3, Delhaize Group tests assets with finite lives for impairment whenever events or circumstances indicate that an impairment may exist. The Group monitors the carrying value of its operating retail stores, the lowest level asset group for which identifiable cash inflows of store assets are independent of other (groups of) assets ("cash-generating unit" or CGU), for potential impairment based on historical and projected cash flows. The value in use, applying the main assumptions detailed in Note 6, is estimated using projected discounted cash flows based on past experience and knowledge of the markets in which the stores are located, adjusted for various factors such as inflation and general economic conditions. The fair value less cost to sell is estimated based on a multiples approach or independent third-party appraisals, based on the location and condition of the stores. Closed stores are reviewed for impairment on a fair value less cost to sell basis, based on actual results of the past and using observable market data, where possible.

Management believes that the assumptions applied when testing for impairment are reasonable estimates of the economic conditions and operating performance of the different CGUs. Changes in these conditions or performance will have an impact on the projected cash flows used to determine the recoverable amount of the CGUs and might result in additional stores identified as being possibly impaired and/or on the impairment amount calculated.

Impairment losses of property, plant and equipment are recorded in other operating expenses (Note 28).

During the fourth quarter of 2012, the Group recognized impairment charges of €87 million related to (i) 45 stores (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food) that were closed early 2013 and 9 underperforming stores, both in the United States, for a total amount of €54 million, (ii) the closing of 6 stores and underperformance of 57 stores in Southeastern Europe (€28 million), and (iii) 1 store closing and the impairment of 6 stores in Belgium (€5 million).

A store portfolio review resulted in the decision to close 146 underperforming stores in the first quarter of 2012. Consequently, the Group recorded in 2011 €115 million impairment charges relating to 126 stores in the U.S. (113 Food Lion, 7 Bloom and 6 Bottom Dollar stores) and one distribution center, while the underperformance of 20 Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina) was already reflected in the fair values of the related assets in the opening balance sheet (see Note 4). In addition, Delhaize Group recognized impairment reversals of €3 million in the United States, which was offset by impairment charges in various other parts of the Group.

The 2010 impairment losses of €12 million relate to underperforming stores, mainly in the United States, with only insignificant amounts incurred in connection with store closings.

The impairment charges can be summarized by property, plant and equipment categories as follows:

	December 31,		
(in millions of €)	**2012**	**2011**	**2010**
Land and buildings	15	17	—
Leasehold improvements	23	24	2
Furniture, fixtures, equipment and vehicles	36	39	5
Construction in progress	1	—	—
Property under finance leases	12	35	5
Total	**87**	**115**	**12**

In 2012 and 2011, the Group reclassified property, plant and equipment to investment property (see Note 9) for €44 million and €31 million, respectively. In accordance with the Group's policy, closed stores held under finance lease agreements are reclassified to investment property. In 2011 the Group also transferred €16 million of assets acquired from Delta Maxi to "Assets classified as held for sale."

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by segment at December 31, 2012 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	229	593	731	—	1 553
Belgium	153	32	208	447	840
Southeastern Europe & Asia	318	—	694	46	1 058
Total	**700**	**625**	**1 633**	**493**	**3 451**

9. Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

In accordance with the Group's accounting policy in Note 2.3, investment property is accounted for at cost less accumulated depreciation and accumulated impairment losses, if any. When stores held under finance lease agreements are closed (see Note 20.1) or if land will no longer be developed for construction purposes, they are reclassified from property, plant and equipment to investment property.

In 2012, €44 million of property, plant and equipment was transferred to investment property (see Note 8), of which €34 million related to the store portfolio review, which took place at the beginning of 2012. In 2011, Delhaize Group acquired investment property of €34 million as part of the Delta Maxi acquisition (see Note 4.1), of which €21 million was subsequently classified as "held for sale." In 2012, as a result of the weakening real estate market and the deteriorating state of the property for sale, making a sale within the foreseeable future unlikely, part of these properties (net book value of €7 million) has been reclassified into investment property (see Note 5.2).

During 2012, the Group recorded €14 million of impairment charges, primarily on 15 properties in the United States and a warehouse in Albania. In 2011, an impairment loss of €17 million was recorded, primarily due to the portfolio review (€12 million).

(in millions of €)	2012	2011[(1)]	2010
Cost at January 1	**137**	**91**	**79**
Additions	6	2	15
Sales and disposals	(29)	(7)	(6)
Acquisition through business combinations	—	34	—
Transfers (to) from other accounts	142	12	(3)
Currency translation effect	(6)	5	6
Cost at December 31	**250**	**137**	**91**
Accumulated depreciation and impairment at January 1	**(54)**	**(31)**	**(29)**
Depreciation expense	(4)	(3)	(3)
Sales and disposals	26	3	5
Impairment	(14)	(17)	(2)
Transfers to (from) other accounts	(91)	(3)	—
Currency translation effect	3	(3)	(2)
Accumulated depreciation and impairment at December 31	**(134)**	**(54)**	**(31)**
Net carrying amount at December 31	**116**	**83**	**60**

_____
(1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

At December 31, 2012, 2011 and 2010, the Group only had insignificant investment property under construction.

The fair value of investment property amounted to €146 million, €115 million and €92 million at December 31, 2012, 2011 and 2010, respectively. The fair values for disclosure purposes have been determined using either the support of qualified independent external valuers or by internal valuers with the necessary recognized and relevant professional qualification, applying a combination of the present value of future cash flows and observable market values of comparable properties.

Rental income from investment property recorded in other operating income was €7 million for 2012, €5 million for 2011 and €3 million for 2010. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, were €6 million in 2012, €5 million in 2011 and €4 million in 2010. Operating expenses arising from investment property not generating rental income, included in selling, general and administrative expenses were €4 million in 2012, €2 million in 2011 and €4 million in 2010.

10. Financial Instruments by Category

10.1 Financial Assets

Financial Assets by Class and Measurement Category

(in millions of €)		December 31, 2012				
		Financial assets measured at amortized cost	Financial assets measured at fair value			
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current						
Investments in securities	11	—	—	—	11	11
Other financial assets	12	19	—	—	—	19
Derivative instruments	19	—	61	—	—	61
Current						
Receivables	14	634	—	—	—	634
Investments in securities	11	—	—	—	93	93
Other financial assets	12	—	—	—	—	—
Derivative instruments	19	—	—	—	—	—
Cash and cash equivalents	15	932	—	—	—	932
Total financial assets		**1 585**	**61**	**—**	**104**	**1 750**

(in millions of €)		December 31, 2011				
		Financial assets measured at amortized cost	Financial assets measured at fair value			
	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current						
Investments in securities	11	—	—	—	13	13
Other financial assets	12	18	—	—	—	18
Derivative instruments	19	—	57	—	—	57
Current						
Receivables[1]	14	697	—	—	—	697
Investments in securities	11	—	—	—	93	93
Other financial assets	12	22	—	—	—	22
Derivative instruments	19	—	1	—	—	1
Cash and cash equivalents	15	432	—	—	—	432
Total financial assets		**1 169**	**58**	**—**	**106**	**1 333**

(1) 2011 was revised to reflect the effects of the completion of the purchase price allocation of the Delta Maxi acquisition in the second quarter of 2012.

(in millions of €)		Financial assets measured at amortized cost		Financial assets measured at fair value			
December 31, 2010							
	Note		Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current							
Investments in securities	11		—	—	—	125	125
Other financial assets	12		17	—	—	—	17
Derivative instruments	19		—	61	—	—	61
Current							
Receivables	14		637	—	—	—	637
Investments in securities	11		—	—	—	43	43
Other financial assets	12		3	—	—	—	3
Derivative instruments	19		—	5	—	—	5
Cash and cash equivalents	15		758	—	—	—	758
Total financial assets			**1 415**	**66**	**—**	**168**	**1 649**

Financial Assets measured at fair value by Fair Value Hierarchy

Fair value is the amount for which an asset could be exchanged or a liability settled in an arm's length transaction. IFRS 7 requires, for financial instruments that are measured in the balance sheet at fair value, the disclosure of fair value measurements by level of the following fair value measurement hierarchy:

- *Level 1:* The fair value of a financial instrument that is traded in an active market is measured based on quoted (unadjusted) prices for identical assets or liabilities. A market is considered as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

- *Level 2:* The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, either directly (i.e., as prices) or indirectly (i.e., derived from prices), the instrument is included in level 2.

- *Level 3*: If one or more of the significant inputs used in applying the valuation technique is not based on observable market data, the financial instrument is included in level 3.

(in millions of €)	Note	Level 1	Level 2	Level 3	Total
December 31, 2012					
Non-Current					
Available for sale - through equity	11	8	3	—	11
Derivatives - through profit or loss	19	—	61	—	61
Derivatives - through equity	19	—	—	—	—
Current					
Available for sale - through equity	11	93	—	—	93
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—
Total financial assets measured at fair value		**101**	**64**	**—**	**165**

(in millions of €)	Note	Level 1	Level 2	Level 3	Total
December 31, 2011					
Non-Current					
Available for sale - through equity	11	12	1	—	13
Derivatives - through profit or loss	19	—	57	—	57
Derivatives - through equity	19	—	—	—	—
Current					
Available for sale - through equity	11	93	—	—	93
Derivatives - through profit or loss	19	—	1	—	1
Derivatives - through equity	19	—	—	—	—
Total financial assets measured at fair value		**105**	**59**	**—**	**164**

(in millions of €)	Note	Level 1	Level 2	Level 3	Total
December 31, 2010					
Non-Current					
Available for sale - through equity	11	122	3	—	125
Derivatives - through profit or loss	19	—	61	—	61
Derivatives - through equity	19	—	—	—	—
Current					
Available for sale - through equity	11	43	—	—	43
Derivatives - through profit or loss	19	—	5	—	5
Derivatives - through equity	19	—	—	—	—
Total financial assets measured at fair value		**165**	**69**	**—**	**234**

During 2010, €1 million of securities were transferred from Level 2 to Level 1. No transfers between the different fair value hierarchy levels took place in 2012 and 2011.

10.2 Financial Liabilities

Financial Liabilities by Class and Measurement Category

		December 31, 2012				
		Financial liabilities measured at fair value		Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	
(in millions of €)	Note	Derivatives - through profit or loss	Derivatives - through equity			Total
Non-Current						
Long-term debt	18.1	—	—	561	1 752	2 313
Obligations under finance lease	18.3	—	—	—	612	612
Derivative instruments	19	10	—	—	—	10
Current						
Short-term borrowings	18.2	—	—	—	—	—
Long-term debt - current portion	18.1	—	—	—	156	156
Obligations under finance leases	18.3	—	—	—	62	62
Derivative instruments	19	4	—	—	—	4
Accounts payable		—	—	—	1 884	1 884
Total financial liabilities		**14**	**—**	**561**	**4 466**	**5 041**

(in millions of €)	Note	**December 31, 2011** Financial liabilities measured at fair value		Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
		Derivatives - through profit or loss	Derivatives - through equity			
Non-Current						
Long-term debt	18.1	—	—	541	1 784	2 325
Obligations under finance lease	18.3	—	—	—	689	689
Derivative instruments	19	9	11	—	—	20
Current						
Short-term borrowings	18.2	—	—	—	60	60
Long-term debt - current portion	18.1	—	—	—	88	88
Obligations under finance leases	18.3	—	—	—	61	61
Derivative instruments	19	—	—	—	—	—
Accounts payable[(1)]		—	—	—	1 845	1 845
Total financial liabilities		**9**	**11**	**541**	**4 527**	**5 088**

_____

(1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

(in millions of €)	Note	**December 31, 2010** Financial liabilities measured at fair value		Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
		Derivatives - through profit or loss	Derivatives - through equity			
Non-Current						
Long-term debt	18.1	—	—	544	1 422	1 966
Obligations under finance lease	18.3	—	—	—	684	684
Derivative instruments	19	3	13	—	—	16
Current						
Short-term borrowings	18.2	—	—	—	16	16
Long-term debt - current portion	18.1	—	—	—	40	40
Obligations under finance leases	18.3	—	—	—	57	57
Derivative instruments	19	—	—	—	—	—
Accounts payable		—	—	—	1 574	1 574
Total financial liabilities		**3**	**13**	**544**	**3 793**	**4 353**

Financial Liabilities measured at fair value by Fair Value Hierarchy

December 31, 2012

(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current					
Derivatives - through profit or loss	19	—	10	—	10
Derivatives - through equity	19	—	—	—	—
Current					
Derivatives - through profit or loss	19	—	4	—	4
Derivatives - through equity	19	—	—	—	—
Total financial liabilities measured at fair value		**—**	**14**	**—**	**14**

December 31, 2011

(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current					
Derivatives - through profit or loss	19	—	9	—	9
Derivatives - through equity	19	—	11	—	11
Current					
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—
Total financial liabilities measured at fair value		**—**	**20**	**—**	**20**

December 31, 2010

(in millions of €)	Note	Level 1	Level 2	Level 3	Total
Non-Current					
Derivatives - through profit or loss	19	—	3	—	3
Derivatives - through equity	19	—	13	—	13
Current					
Derivatives - through profit or loss	19	—	—	—	—
Derivatives - through equity	19	—	—	—	—
Total financial liabilities measured at fair value		**—**	**16**	**—**	**16**

During 2012, 2011 and 2010, no transfers between the different fair value hierarchy levels took place. See Note 10.1 with respect to the definition of the fair value hierarchy levels.

11. Investments in Securities

Investments in securities contain investments in debt securities and equity investments, which are held as available for sale. Securities are included in current assets, except for debt securities with maturities of more than 12 months from the balance sheet date, which are classified as non-current assets. The carrying amounts of the available-for-sale financial assets are as follows:

	December 31,		
(in millions of €)	2012	2011	2010
Non-current	11	13	125
Current	93	93	43
Total	**104**	**106**	**168**

At December 31, 2012, the Group's non-current investments in debt securities were €11 million, of which €8 million (2011: €9 million, 2010: €10 million) were held in escrow related to defeasance provisions of outstanding Hannaford debt and were therefore not available for general company purposes (see Note 18.1). The escrow funds have the following maturities:

(in millions)	2013	2014-2015	2016	Total
Cash flows in USD	1	1	9	11
Cash flows translated into EUR	—	1	7	8

Delhaize Group further holds smaller non-current investments in money market and investment funds (€3 million at December 31, 2012) in order to satisfy future pension benefit payments for a limited number of employees, which however do not meet the definition of plan assets as per IAS 19. The maximum exposure to credit risk at the reporting date is the carrying value of the investments.

At December 31, 2012, the Group's current investments in securities were €93 million and consisted primarily of investment funds that are entirely invested in U.S. Treasuries. These investments are predominately held by the Group's captive reinsurance company, covering the Group's self-insurance exposure (see Note 20.2).

The fair values of Delhaize Group's available-for-sale securities (both debt and equity investments) were predominantly determined by reference to current bid prices in an active market (see Notes 2.3 and 10.1). As mentioned in Note 2.3, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In 2012, 2011 and 2010, none of the investments in securities were either past due or impaired.

12. Other Financial Assets

Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow, collateral for derivatives and term deposits and are carried at amortized cost, less any impairment. The fair value of other financial assets approximates the carrying amount and represents the maximum credit risk.

	December 31,		
(in millions of €)	2012	2011	2010
Non-current	19	18	17
Current	—	22	3
Total	**19**	**40**	**20**

The 2011 current financial assets included an amount of €20 million held in escrow relating to the acquisition of Delta Maxi (see Note 4.1), which has been released during 2012. The 2010 current financial assets contained collateral for derivatives of €2 million in connection with derivatives under existing International Swap Dealer Association Agreements ("ISDAs").

13. Inventories

Inventory predominately represents goods for resale. In 2012, 2011 and 2010, Delhaize Group did not recognize any (or reverse any previously recognized) material write-downs of inventory in order to reflect decreases in anticipated selling prices below the carrying value and ensure that inventory at hand is not carried at an amount in excess of amounts expected to be realized from its future sale or use.

Inventory recognized as an expense during the period is disclosed in Note 25 as "Product cost."

14. Receivables

(in millions of €)	2012	2011[1]	2010
Trade receivables	630	674	640
Trade receivables - bad debt allowance	(31)	(36)	(29)
Other receivables	35	59	26
Total current receivables	**634**	**697**	**637**

_____
 (1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

The aging of the current receivables is as follows:

(in millions of €)	December 31, 2012				
	Net Carrying Amount	Neither Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	630	433	123	43	31
Trade receivables - bad debt allowance	(31)	(3)	(7)	(4)	(17)
Other receivables	35	25	7	2	1
Total	**634**	**455**	**123**	**41**	**15**

(in millions of €)	December 31, 2011[1]				
	Net Carrying Amount	Neither Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	674	504	100	49	21
Trade receivables - bad debt allowance	(36)	(6)	(3)	(11)	(16)
Other receivables	59	45	5	5	4
Total	**697**	**543**	**102**	**43**	**9**

_____
 (1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

(in millions of €)	December 31, 2010				
	Net Carrying Amount	Neither Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	640	521	71	29	19
Trade receivables - bad debt allowance	(29)	(2)	(3)	(9)	(15)
Other receivables	26	17	2	4	3
Total	**637**	**536**	**70**	**24**	**7**

Trade receivables are predominantly to be paid, in full, between 30 days and 60 days.

Trade receivables credit risk is managed by the individual operating entities and credit rating is continuously monitored either based on internal rating criteria or with the support of third party service providers and the requirement for an impairment is analyzed at each reporting date on an individual basis for major positions. Additionally, minor receivables are grouped into homogenous groups and assessed for impairment collectively based on past experience. The maximum exposure to risk for the receivables is the carrying value minus any insurance coverage. The Group is not exposed to any concentrated credit risk as there are no outstanding receivables that are individually material for the Group or the operating entity because of the Group's large and unrelated customer and vendor base. Management believes there is no further credit risk provision required in excess of the normal individual and collective impairment analysis performed at each reporting date. The fair values of the trade and other receivables approximate their (net) carrying values.

The movement of the bad debt allowance account was as follows:

(in millions of €)	Note	2012	2011	2010
Bad debt allowance as of January 1		36	29	30
Addition (recognized in profit or loss)	24	2	11	6
Usage		(7)	(4)	(8)
Currency translation effect		—	—	1
Bad debt allowance at December 31		**31**	**36**	**29**

The 2011 increase of other receivables was predominantly due to the amounts receivable from insurance companies in connection with tornado and hurricane damages in the United States (€29 million).

15. Cash and Cash Equivalents

Cash and cash equivalents were as follows:

(in millions of €)	2012	2011	2010
Deposits with original maturity of three months or less	500	100	491
Cash at banks	349	244	203
Cash on hand	83	88	64
Cash and cash equivalents at December 31	**932**	**432**	**758**

Supplemental Cash Flow information:

(in millions of €)	2012	2011	2010
Non-cash investing and financing activities:			
Finance lease obligations incurred for store properties and equipment	14	35	54
Finance lease obligations terminated for store properties and equipment	24	2	1

As a result of the store closings (announced in the beginning of 2012 as a consequence of the portfolio review), Delhaize America terminated several finance lease agreements.

16. Equity

Issued capital
There were 101 921 498, 101 892 190 and 101 555 281 Delhaize Group ordinary shares issued and fully paid at December 31, 2012, 2011 and 2010, respectively (par value of €0.50), of which 1 044 135, 1 183 948 and 988 860 ordinary shares were held in treasury at December 31, 2012, 2011 and 2010, respectively. Delhaize Group's ordinary shares may be in either dematerialized, bearer or registered form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

In the event of a liquidation, dissolution or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro-rata basis, any proceeds from the sale of Delhaize Group's remaining assets available for distribution. Under Belgian law, the approval of holders of Delhaize Group ordinary shares is required for any future capital increases. Existing shareholders are entitled to preferential subscription rights to subscribe to a pro-rata portion of any such future capital increases of Delhaize Group, subject to certain limitations.

Authorized Capital
As authorized by the Extraordinary General Meeting held on May 24, 2012, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2017, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in an increase of capital by a maximum of €5.1 million, corresponding to approximately 10.2 million shares. The authorized increase in capital through emission of new shares, convertible debt or warrants, may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group's shareholders, within certain legal limits.

In 2012, Delhaize Group issued 29 308 shares of common stock (2011: 336 909; 2010: 684 655) for €1 million (2011: €13 million; 2010: €26 million), net of €0 million (2011: €6 million; 2010: €13 million) representing the portion of the subscription price funded by Delhaize America, LLC in the name and for the account of the optionees and net of issue costs.

Recent Capital Increases (in €, except number of shares)	Capital	Share Premium (Belgian GAAP)[1]	Number of Shares
Capital on January 1, 2010	**50 435 313**	**2 739 020 552**	**100 870 626**
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	342 328	38 587 734	684 655
Capital on December 31, 2010	**50 777 641**	**2 777 608 286**	**101 555 281**
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	168 454	18 875 623	336 909
Capital on December 31, 2011	**50 946 095**	**2 796 483 909**	**101 892 190**
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	14 654	1 171 837	29 308
Capital on December 31, 2012	**50 960 749**	**2 797 655 746**	**101 921 498**

_____

(1) Share premium as recorded in the non-consolidated statutory accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in €, except number of shares)	Maximum Number of Shares	Maximum Amount (excluding Share Premium)
Authorized capital as approved at the May 24, 2007 General Meeting with effect as of June 18, 2007	**19 357 794**	**9 678 897**
May 30, 2008 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(528 542)	(264 271)
June 9, 2009 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(301 882)	(150 941)
June 8, 2010 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(232 992)	(116 496)
Balance of remaining authorized capital as of December 31, 2010	**18 294 378**	**9 147 189**
June 15, 2011 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(318 524)	(159 262)
Balance of remaining authorized capital as of December 31, 2011	**17 975 854**	**8 987 927**
May 24, 2012 - Issuance of warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan	(291 727)	(145 864)
Unused authorized capital as approved at the May 24, 2007 General Meeting, expired in June 2012	**17 684 127**	**8 842 063**
Authorized capital as approved at the May 24, 2012 General Meeting with effect as of June 21, 2012	**10 189 218**	**5 094 609**
August 31, 2012 - Issuance of warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan	(300 000)	(150 000)
Balance of remaining authorized capital as of December 31, 2012	**9 889 218**	**4 944 609**

Share Premium

During 2011, Delhaize Group acquired euro denominated call options on its own shares in order to hedge its potential exposure arising from the possible future exercise of stock options granted to the associates of its non-U.S. operating companies. These call options met the requirements of IFRS to qualify as equity instruments and are recognized in share premium at their initial transaction cost of €6 million. The first tranche of the options will expire in June 2013, and the second and third tranches in May 2015 and May 2016, respectively.

Treasury Shares

On May 26, 2011, at an Ordinary and Extraordinary General Meeting, the Delhaize Group's shareholders authorized the Board of Directors, in the ordinary course of business, to acquire up to 10% of the outstanding shares of the Group at a minimum share price of €1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on NYSE Euronext Brussels during the 20 trading days preceding the acquisition. The authorization is granted for five years. Such authorization also relates to the acquisition of shares of Delhaize Group by one or several direct subsidiaries of the Group, as defined by legal provisions on acquisition of shares of the Group by subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to €200 million of the Group's shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its associates. No time limit has been set for these repurchases. On August 3, 2011, the Board of Directors approved the increase of the amount remaining for repurchases under the May 2004 repurchases approval to €100 million to satisfy exercises under the stock option plans that Delhaize Group and/or its subsidiaries offer to associates and to hedge certain stock option plan exposures.

During 2012, Delhaize Group SA did not acquire Delhaize Group shares and did not transfer shares to satisfy the exercise of stock options granted to associates of non-U.S. operating companies (see Note 21.3).

Delhaize America, LLC did not repurchase any Delhaize Group ADRs from third parties in 2012 and transferred 139 813 ADRs to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

Since the authorization of the Board of August 3, 2011, Delhaize Group SA acquired 285 000 Delhaize Group shares for an aggregate amount of €13 million. As a consequence, at the end of 2012, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to €87 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.

At the end of 2012, Delhaize Group owned 1 044 135 treasury shares (including ADRs), all of which were acquired prior to 2012, representing approximately 1.02% of the Delhaize Group share capital.

Delhaize Group SA provided a Belgian financial institution with a discretionary mandate to purchase up to 1 100 000 Delhaize Group ordinary shares on NYSE Euronext Brussels until December 31, 2013 to satisfy exercises of stock options held by management of its non-U.S. operating companies. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from Delhaize Group SA, and without its influence with regard to the timing of the purchases. The financial institution is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate.

Retained Earnings

Retained earnings decreased in 2012 by €82 million, representing (i) the profit attributable to owners of the parent (€105 million), (ii) the purchase of non-controlling interests in Maxi for €10 million (see Note 4.2) and (iii) the dividend declared and paid in 2012 (€177 million).

According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2012, 2011 and 2010, Delhaize Group's legal reserve amounted to €5 million and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.

The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of Delhaize Group SA, including the profit of the last fiscal year, subject to the debt covenants (see Note 18.2). The shareholders at Delhaize Group's Ordinary General Meeting must approve such dividends.

Other Reserves

	December 31,		
(in millions of €)	2012	2011	2010
Deferred gain (loss) on discontinued cash flow hedges:			
Gross	(15)	(15)	(15)
Tax effect	6	6	6
Cash flow hedge:			
Gross	—	(6)	(1)
Tax effect	—	2	—
Unrealized gain (loss) on securities available-for-sale:			
Gross	—	7	5
Tax effect	—	(1)	(1)
Actuarial gain (loss) on defined benefit plans:			
Gross	(79)	(64)	(44)
Tax effect	28	24	16
Total other reserves	**(60)**	**(47)**	**(34)**

- *Deferred gain (loss) on discontinued cash flow hedge*: This represents a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing (see Note 19). Both the deferred loss and gain are amortized over the life of the underlying debt instruments.
- *Cash flow hedge*: This reserve contains the effective portion of the cumulative net change in the fair value of cash flow hedge instruments related to hedged transactions that have not yet occurred (see Note 19). During 2012, Delhaize Group refinanced the $300 million bond issued in 2009 (see Note 18.1) that was included in a cash flow hedge relationship. As a result, the cumulative loss on the hedging instrument recognized in other comprehensive income was reclassified to profit or loss as a reclassification adjustment and was not included in the initial cost or other carrying amount of a non-financial asset or liability.

- *Unrealized gain (loss) on securities available for sale*: The Group recognizes in this reserve fair value changes on financial assets classified as available-for-sale.
- *Actuarial gain (loss) on defined benefit plans:* Delhaize Group elected to recognize actuarial gains and losses, which represent adjustments to the defined benefit net liabilities due to experience and changes in actuarial assumptions, fully in the period in which they occur in OCI (see Note 21.1). Actuarial gains and losses are never reclassified into profit or loss.

Cumulative Translation Adjustment

The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group's subsidiaries relative to the Group's reporting currency. The balance in cumulative translation adjustment is mainly impacted by the appreciation or depreciation of the U.S. dollar and the Serbian dinar to the euro.

Non-controlling Interests

Non-controlling interests represent third-party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group.

		December 31,		
Non-controlling interests (in millions of €)	**Note**	**2012**	**2011**[(1)]	**2010**
Belgium		—	—	1
Southeastern Europe and Asia	4.2	2	5	—
Total		**2**	**5**	**1**

_____

(1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

With the acquisition of Delta Maxi in July 2011, Delhaize Group recognized €15 million of non-controlling interests (see Note 4.1). Subsequently, the Group acquired additional non-controlling interests in several Maxi subsidiaries (see Note 4.2), reducing the amount to €5 million. The decrease in 2012 is the result of (i) the purchase of additional non-controlling interests and (ii) the loss of the period attributable to non-controlling interests.

During 2010, Delhaize Group acquired the remaining non-controlling interests in Alfa Beta.

Capital Management

Delhaize Group's objectives for managing capital are to safeguard the Group's ability to continue as a going concern and to maximize shareholder value, while maintaining investment grade credit rating, keeping sufficient flexibility to execute strategic projects and reduce the cost of capital.

In order to maintain or adjust the capital structure and optimize the cost of capital, the Group may, besides others, return capital to shareholders, issue new shares and / or debt or refinance / exchange existing debt. Further, Delhaize Group's dividend policy aims at paying out a regularly increasing dividend while retaining free cash flow at an amount consistent with the opportunities to finance the future growth of the Group and maintaining the finance structure in accordance with the objectives stated above.

Consistent with the objectives noted, the Group monitors its capital structure, by using (i) the equity vs. liability classifications as applied in its consolidated financial statements, (ii) debt capacity, (iii) its net debt and (iv) "Net debt to equity" ratio (see Note 18.4).

17. Dividends

On May 24, 2012, the shareholders approved the payment of a gross dividend of €1.76 per share (€1.32 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of €179 million (including the dividend on treasury shares). On May 26, 2011, the shareholders approved the payment of a gross dividend of €1.72 per share (€1.29 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of €175 million.

With respect to the financial year 2012, the Board of Directors proposes a gross dividend of €1.40 per share to be paid to owners of ordinary shares against coupon no. 51 on May 31, 2013. This dividend is subject to approval by shareholders at the Ordinary General Meeting of May 23, 2013 and, therefore, has not been included as a liability in Delhaize Group's consolidated financial statements prepared under IFRS. The financial year 2012 dividend, based on the number of shares issued at March 6, 2013, is €143 million. The payment of this dividend will not have income tax consequences for the Group.

As a result of the potential exercise of warrants issued under the Delhaize Group 2002 and 2012 Stock Incentive Plans, the Group may have to issue new ordinary shares, to which payment in 2013 of the 2012 dividend is entitled, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 23, 2013. The Board of Directors will communicate at this Ordinary General Meeting the aggregate number of shares entitled to the 2012 dividend and will submit at this meeting the aggregate final amount of the dividend for approval. The annual statutory accounts of Delhaize Group SA for 2012 will be modified accordingly. The maximum number of shares which could be issued between March 6, 2013, and May 23, 2013, assuming that all vested warrants were to be exercised, is 2 786 792. This would result in an increase in the total amount to be distributed as dividends to a total of €4 million. Total outstanding non-vested warrants at March 6, 2013 amounted to 666 974, representing a maximum additional dividend to be distributed of €1 million.

18. Financial Liabilities

18.1 Long-term Debt

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate and currency swaps. The Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. The short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin. Delhaize Group also has a treasury notes program available.

The carrying values of long-term debt (excluding finance leases, see Note 18.3), net of discounts and premiums, deferred transaction costs and hedge accounting fair value adjustments were as follows:

(in millions of €)	Nominal Interest Rate	Maturity	Currency	December 31, 2012	2011	2010
Senior notes, unsecured	5.70%	2040	USD	438	445	430
Debentures, unsecured	9.00%	2031	USD	204	208	201
Notes, unsecured	8.05%	2027	USD	52	53	51
Senior fixed rate bonds[1]	3.125%	2020	EUR	397	—	—
Senior notes[1]	4.125%	2019	USD	232	—	—
Retail bond, unsecured	4.25%	2018	EUR	400	400	—
Bonds, unsecured	6.50%	2017	USD	339	345	334
Notes, unsecured[1]	5.625%	2014	EUR	229	541	544
Senior notes, unsecured[1]	5.875%	2014[3]	USD	75	231	223
Bonds, unsecured[2]	5.10%	2013	EUR	80	80	80
Notes, unsecured	8.125%	2011	USD	—	—	38
Other debt	4.58% to 7%	2013 to 2031	USD	15	14	10
Mortgages payable	8.25%	2010 to 2016	USD	1	2	2
Senior notes	7.06%	2010 to 2016	USD	6	6	7
Other notes, unsecured	13.21%	2010 to 2013	USD	—	—	1
Floating term loan, unsecured	LIBOR 6m+45bps	2012	USD	—	87	84
Bank borrowings			EUR	1	1	1
Total non-subordinated borrowings				**2 469**	**2 413**	**2 006**
Less current portion				(156)	(88)	(40)
Total non-subordinated borrowings, non-current				**2 313**	**2 325**	**1 966**

---

(1) Notes are part of hedging relationship (see Note 19) and refinancing transactions that took place in 2012 (see below).

(2) Bonds issued by Delhaize Group's Greek subsidiary Alfa Beta.

(3) Redeemed in January 2013 (see below).

The interest rate on long-term debt (excluding finance leases, see Note 18.3) was on average 4.4%, 5.0% and 5.1% at December 31, 2012, 2011 and 2010, respectively. These interest rates were calculated considering the interest rate swaps discussed in Note 19.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to €500 million, or the equivalent thereof in other eligible currencies. No notes were outstanding at December 31, 2012, 2011 and 2010.

Refinancing of Long-term Debts

In April 2012, Delhaize Group issued $300 million aggregate principal amount of senior notes with an annual interest rate of 4.125% due 2019. The senior notes were issued at a discount of 0.193% on their principal amount. The offering of the notes was made to qualified investors pursuant to an effective registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission (SEC), and are not listed on any stock exchange. At the same time, the Group completed a tender offer for cash prior to maturity of up to €300 million aggregate principal amount of its outstanding €500 million 5.625% senior notes due 2014. The net proceeds of the debt issuance were used in part to fund the partial repurchase of these senior notes for a nominal amount of €191 million, at a price of 108.079%.

Simultaneously, Delhaize Group entered into (i) matching interest rate swaps to hedge the Group's exposure to changes in the fair value of the 4.125% notes due, and (ii) cross-currency swaps, exchanging the principal amount ($300 million for €225 million) and interest payments (both variable), to cover the foreign currency exposure (economic hedge). See Note 19 for additional information on the hedge accounting applied.

During November 2012, Delhaize Group issued €400 million senior fixed rate bonds due 2020, at an annual coupon of 3.125%, issued at 99.709% of their principal amount. Delhaize Group entered into matching interest rate swaps to hedge €100 million of the Group's exposure to changes in the fair value of the 3.125% bonds due to variability in market interest rates (see Note 19).

The net proceeds of the issuance were primarily used to fund the following tender offers:

● During December 2012, Delhaize Group completed a second tender offer for cash and purchased an aggregate nominal amount of €94 million of the above mentioned €500 million notes at a price of 107.740%. Following the completion of both offers, an aggregate nominal amount of €215 million of the notes remained outstanding.

● Simultaneously, the Group also completed an offer for cash for any and all of its outstanding $300 million 5.875% senior notes due 2014 and purchased $201 million of the tendered notes at a purchase price of 105.945%. Following the completion of the tender, an aggregate nominal amount of $99 million of the notes remained outstanding. Delhaize Group exercised its right to redeem these remaining outstanding notes, which was completed on January 3, 2013.

These refinancing transactions did not qualify as a debt modification and resulted in the derecognition of existing notes and recognition of new notes (see also Note 29.1).

Both the €400 and $300 million notes issued in 2012 contain a change of control provision allowing their holders to require Delhaize Group to repurchase the notes in cash for an amount equal to 101% of their aggregated principal amount plus accrued and unpaid interest thereon, if any, upon the occurrence of both (i) a change in control and (ii) a downgrade of the rating of the notes by the rating agencies Moody's and Standard & Poors within 60 days of Delhaize Group's public announcement of the occurrence of the change of control.

In October 2010, Delhaize Group exchanged $533 million of the 9.00% debentures due 2031 and $55 million of the 8.05% notes due 2027 (together the "Existing Securities") issued in a private offering by the wholly-owned subsidiary Delhaize America, LLC, for $827 million, 5.70% senior notes due 2040 issued by Delhaize Group.

The transaction qualified as a "debt modification" under IFRS (see Note 2.3) and any costs or fees incurred adjusted the carrying amount of the Existing Securities, being the carrying amount of the new senior notes, and are amortized over the remaining term of the senior notes due 2040. In line with IFRS, the non-cash premium granted, being the difference between the principal amounts of the Existing Securities tendered and the principal amount of the new senior notes issued, had no immediate impact on the carrying amount of the new notes and is also amortized over the remaining term of the senior notes, i.e., until 2040.

Issuance of new Long-term Debts

During October 2011, Delhaize Group completed the public offering of a 7-year 4.25% retail bond in Belgium and in the Grand Duchy of Luxembourg for a total amount of €400 million. The majority of the proceeds of the retail bond were used for the voluntarily early repayment of long-term and short-term debt assumed as part of the Delta Maxi acquisition.

The bonds contain a change of control provision allowing their holders to require Delhaize Group to repurchase their bonds in cash for an amount equal to 101% of the aggregate principal amount of the bonds plus accrued and unpaid interest thereon (if any), upon the occurrence of (i) the acquisition by an offeror of more than 50% of the ordinary shares or other voting rights of Delhaize Group or if a majority of the members of the Board of Directors of Delhaize Group no longer are so-called continuing directors and (ii) 60 days after the change in control described under (i), there is a downgrade of the rating of Delhaize Group by two rating agencies.

Repayment of Long-term Debts

On June 27, 2012, the $113 million floating term loan issued by the Group matured and was repaid.

On April 15, 2011, the $50 million notes issued in 2001 by Delhaize Group's U.S. subsidiary Delhaize America matured and were repaid.

Defeasance of Hannaford Senior Notes

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding senior notes and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these notes (see Note 11). As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the notes.

As of December 31, 2012 and 2011, $8 million (€6 million) and in 2010 $11 million (€8 million) in aggregate principal amounts of the notes were outstanding. At December 31, 2012, 2011 and 2010, restricted securities of $11 million (€8 million), $12 million

(€9 million) and $13 million (€10 million), respectively, were recorded in investment in securities on the balance sheet (see Note 11).

Long-term Debt by Currency, Contractually Agreed Payments and Fair values

The main currencies in which Delhaize Group's long-term (excluding finance leases, see Note 18.3) debt are denominated are as follows:

	December 31,		
(in millions of €)	2012	2011	2010
U.S. dollar	1 362	1 391	1 381
Euro	1 107	1 022	625
Total	**2 469**	**2 413**	**2 006**

The following table summarizes the contractually agreed (undiscounted) interest payments and repayments of principals of Delhaize Group's non-derivative financial liabilities, excluding any hedging effects and not taking premiums and discounts into account:

(in millions of $)	2013	2014	2015	2016	2017	Thereafter	Fair Value
Fixed rates							
Notes due 2014, redeemed in 2013	99	—	—	—	—	—	105
Average interest rate	5.88%	—	—	—	—	—	
Interest due	2	—	—	—	—	—	
Bonds due 2017	—	—	—	—	450	—	513
Average interest rate	—	—	—	—	6.50%	—	
Interest due	29	29	29	29	15	—	
Notes due 2019	—	—	—	—	—	300	310
Average interest rate	—	—	—	—	—	4.13%	
Interest due	12	12	12	12	12	19	
Notes due 2027	—	—	—	—	—	71	82
Average interest rate	—	—	—	—	—	8.05%	
Interest due	6	6	6	6	6	54	
Debentures due 2031	—	—	—	—	—	270	323
Average interest rate	—	—	—	—	—	9.00%	
Interest due	24	24	24	24	24	330	
Notes due 2040	—	—	—	—	—	827	806
Average interest rate	—	—	—	—	—	5.70%	
Interest due	47	47	47	47	47	1 084	
Senior and other notes	—	—	—	9	—	—	10
Average interest rate	—	—	—	7.06%	—	—	
Interest due	1	1	1	—	—	—	
Mortgage payable	—	—	—	2	—	—	2
Average interest rate	—	—	—	8.25%	—	—	
Interest due	—	—	—	—	—	—	
Other debt	1	12	—	—	—	7	20
Average interest rate	2.88%	5.36%	—	—	—	4.50%	
Interest due	1	1	—	—	—	4	
Total $ cash flows	**222**	**132**	**119**	**129**	**554**	**2 966**	**2 171**
Total cash flows translated in millions of €	**168**	**100**	**90**	**98**	**420**	**2 248**	**1 645**

(in millions of €)	2013	2014	2015	2016	2017	Thereafter	Fair Value
Fixed rates							
Bonds due 2013	80	—	—	—	—	—	80
Average interest rate	5.10%	—	—	—	—	—	
Interest due	4	—	—	—	—	—	
Notes due 2014	—	215	—	—	—	—	227
Average interest rate	—	5.63%	—	—	—	—	
Interest due	12	12	—	—	—	—	
Retail Bond due 2018	—	—	—	—	—	400	423
Average interest rate	—	—	—	—	—	4.25%	
Interest due	17	17	17	17	17	17	
Senior Notes due 2020	—	—	—	—	—	400	413
Average interest rate	—	—	—	—	—	3.13%	
Interest due	13	13	13	13	13	38	
Floating rates	—	—	—	—	—	—	
Bank borrowings	1	—	—	—	—	—	1
Average interest rate	0.70%	—	—	—	—	—	
Interest due	—	—	—	—	—	—	
Total € cash flows	**127**	**257**	**30**	**30**	**30**	**855**	**1 144**
Total cash flows in €	**295**	**357**	**120**	**128**	**450**	**3 103**	**2 789**

The variable interest payments arising from financial liabilities with variable coupons were calculated using the last interest rates fixed before year-end. In the event where a counterparty has a choice of when an amount is paid (e.g., on demand deposits), the liability is allocated to the earliest period in which Delhaize Group can be required to pay. Delhaize Group is managing its liquidity risk based on contractual maturities.

The fair value of the Group's long-term debt (excluding finance leases, see Note 18.3) is based on the current market quotes for publicly traded debt in an active market (multiplying the quoted price with the nominal amount). Fair values of non-public debt or debt for which there is no active market are estimated using rates publicly available for debt of similar terms and remaining maturities offered to the Group and its subsidiaries.

Collateralization

The portion of Delhaize Group's long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group's assets was €23 million at December 31, 2012, €37 million at December 31, 2011 and €17 million at December 31, 2010.

At December 31, 2012, 2011 and 2010, €39 million, €56 million and €38 million, respectively, of assets were pledged as collateral for mortgages.

Debt Covenants for Long-term Debt

Delhaize Group is subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above. While these long-term debt instruments contain certain accelerated repayment terms, as further described below, none contain accelerated repayment clauses that are subject solely to changes in the Group's credit rating ("rating event"). Further, none of the debt covenants restrict the abilities of subsidiaries of Delhaize Group to transfer funds to the parent.

Indentures covering the notes due in 2014 ($ and €), 2017 ($), 2019 ($), 2020 (€), 2027 ($) and 2040 ($), the debentures due in 2031 ($) and the retail bond due in 2018 (€) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2014 ($ and €), 2017 ($), 2019 ($), 2020 (€) and 2040 ($) notes and the 2018 (€) bonds also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event.

The bonds due in 2013 contain customary defined non-GAAP measure based minimum fixed charge coverage and maximum leverage ratios.

At December 31, 2012, 2011 and 2010, Delhaize Group was in compliance with all covenants for long-term debt.

18.2 Short-term Borrowings

Short-term Borrowings by Currency

(in millions of €)	December 31,		
	2012	**2011**	**2010**
U.S. Dollar	—	—	2
Euro	—	45	14
Other currencies	—	15	—
Total	**—**	**60**	**16**

The carrying amounts of short-term borrowings approximate their fair values.

Short-term credit facilities

At April 15, 2011, Delhaize Group and certain of its subsidiaries, including Delhaize America, LLC, entered into a €600 million, five-year multi-currency, unsecured revolving credit facility agreement (the "New Facility Agreement").

U.S. Entities
At April 15, 2011, Delhaize America, LLC terminated all of its commitments under the 2009 Credit Agreement and joined the New Facility Agreement.

Delhaize America, LLC had no outstanding borrowings under this agreement as of December 31, 2012 and December 31, 2011, and no outstanding borrowings under the 2009 Credit Agreement as of December 31, 2010.

Under the credit facilities that were in place at the various reporting dates, Delhaize America, LLC had $1 million (€1 million) average daily borrowings during 2012 at an average rate of 1.69%, no average daily borrowings during 2011 and $2 million (€2 million) during 2010. In addition to the New Facility Agreement, Delhaize America, LLC had a committed credit facility exclusively to fund letters of credit of $35 million (€27 million) of which approximately $12 million (€9 million) was drawn for issued letters of credit as of December 31, 2012, compared to an outstanding of $16 million (€13 million) and $20 million (€15 million) as of December 31, 2011 and 2010, respectively.

Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders' discretion and these facilities were $100 million (€76 million) at December 31, 2012, of which $35 million (€27 million) may also be used to fund letters of credit. As of December 31, 2012, 2011 and 2010, Delhaize America, LLC had no borrowings outstanding under such arrangements but used in 2012 and 2011 $5 million (€4 million) to fund letters of credit.

European and Asian Entities
At December 31, 2012, 2011 and 2010, the Group's European and Asian entities together had credit facilities (committed and uncommitted) of €846 million (of which €725 million of committed credit facilities and including the €600 million New Facility Agreement: see above), €864 million and €490 million, respectively.

Borrowings under these facilities generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe and Asia, Delhaize Group had no outstanding short-term bank borrowings at December 31, 2012, compared to €60 million at December 31, 2011 and €14 million at December 31, 2010, respectively, with an average interest rate of 2.95% in 2011 and 4.83% in 2010. During 2012, the Group's European and Asian entities had €5 million average daily borrowings at an average interest rate of 2.06%.

In addition, European and Asian entities have credit facilities (committed and uncommitted) of €17 million (of which €3 million of committed credit facilities), exclusively to issue bank guarantees. Of these credit facilities approximately €11 million was outstanding to fund letters of guarantee as of December 31, 2012 (€10 million at December 31, 2011 and €4 million at December 31, 2010).

Debt Covenants for Short-term Borrowings

The New Facility Agreement of €600 million and the €125 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and mergers, as well as minimum fixed charge coverage ratios and maximum leverage ratios based on non-GAAP measures. None of the debt covenants restrict the abilities of subsidiaries of Delhaize Group to transfer funds to the parent.

At December 31, 2012, 2011 and 2010, Delhaize Group was in compliance with all covenants conditions for short-term bank borrowings.

18.3 Leases

As described in Note 2.3, the classification of a lease agreement depends on the allocation of risk and rewards incidental to the ownership of the leased item. When assessing the classification of a lease agreement, certain estimates and assumptions need to be made and applied, which include, but are not limited to, the determination of the expected lease term and minimum lease payments, the assessment of the likelihood of exercising options and estimation of the fair value of the lease property.

Delhaize Group as Lessee - Finance and operating lease commitments

As detailed in Note 8, Delhaize Group operates a significant number of its stores under finance and operating lease arrangements. Various properties leased are (partially or fully) subleased to third parties, where the Group is therefore acting as a lessor (see further below). Lease terms (including reasonably certain renewal options) generally range from 1 to 45 years with renewal options ranging from 3 to 30 years.

The schedule below provides the future minimum lease payments, which were not reduced by expected minimum sublease income of €35 million, due over the term of non-cancellable subleases, as of December 31, 2012:

(in millions of €)	2013	2014	2015	2016	2017	Thereafter	Total
Finance Leases							
Future minimum lease payments	129	115	111	101	90	772	**1 318**
Less amount representing interest	(67)	(64)	(59)	(54)	(48)	(352)	**(644)**
Present value of minimum lease payments	62	51	52	47	42	420	**674**
Of which related to closed store lease obligations	6	5	5	5	4	33	**58**
Operating Leases							
Future minimum lease payments (for non-cancellable leases)	312	260	231	195	164	754	**1 916**
Of which related to closed store lease obligations	21	18	15	14	12	49	**129**

The average effective interest rate for finance leases was 11.6%, 11.8% and 12.0% at December 31, 2012, 2011 and 2010, respectively. The fair value of the Group's finance lease obligations using an average market rate of 5.1% at December 31, 2012 was €842 million (2011: 4.5%, €1 016 million, 2010: 5.1%, €994 million).

The Group's obligation under finance leases is secured by the lessors' title to the leased assets.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was €330 million (of which €2 million related to discontinued operations), €311 million (of which €1 million related to discontinued operations) and €295 million in 2012, 2011 and 2010, respectively, being included predominately in "Selling, general and administrative expenses."

Certain lease agreements also include contingent rent requirements which are generally based on store sales and were insignificant in 2012, 2011 and 2010.

Sublease payments received and recognized into income for 2012 were €21 million and €16 million in 2011 and 2010.

Delhaize Group signed lease agreements for additional store facilities under construction at December 31, 2012. The corresponding lease terms as well as the renewal options generally range from 10 to 30 years. Total future minimum lease payments for these agreements relating to stores under construction were approximately €52 million.

Provisions for €107 million, €46 million and €44 million at December 31, 2012, 2011 and 2010, respectively, representing the discounted value of remaining lease payments, net of expected sublease income, for closed stores, were included in "Closed Store Provisions" (see Note 20.1). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

Delhaize Group as Lessor – Expected Finance and Operating Lease Income

As noted above, occasionally, Delhaize Group acts as a lessor for certain owned or leased property, mainly in connection with closed stores that have been sub-leased to other parties, retail units in Delhaize Group shopping centers or within a Delhaize Group store. At December 31, 2012, the Group did not enter into any lease arrangements with independent third party lessees that would qualify as finance leases. Rental income is included in "Other operating income" in the income statement.

The undiscounted expected future minimum lease payments to be received under non-cancellable operating leases as at December 31, 2012 can be summarized as follows:

(in millions of €)	2013	2014	2015	2016	2017	Thereafter	Total
Future minimum lease payments to be received	43	27	11	6	4	16	**107**
Of which related to sub-lease agreements	14	10	5	2	1	3	**35**

The total amount of €107 million represents expected future lease income to be recognized as such in the income statement and excludes expected future sub-lease payments to receive in relation to stores being part of the "Closed store provision" (see Note 20.1).

Contracts including contingent rent clauses are insignificant to the Group.

18.4 Net Debt

Net debt is defined as the non-current financial liabilities, plus current financial liabilities and derivative financial liabilities, minus derivative financial assets, investments in securities, and cash and cash equivalents.

			December 31,	
(in millions of €)	Note	2012	2011[1]	2010
Non-current financial debt	18.1, 18.3	2 925	3 014	2 650
Current financial liabilities	18.1, 18.2, 18.3	218	209	113
Derivative liabilities	19	14	20	16
Derivative assets	19	(61)	(58)	(66)
Investments in securities - non current	11	(11)	(13)	(125)
Investments in securities - current	11	(93)	(93)	(43)
Cash and cash equivalents	15	(932)	(432)	(758)
Net debt		**2 060**	**2 647**	**1 787**
Net debt to equity ratio		39.7%	48.8%	35.3%

_____

(1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

The following table summarizes the movement of net debt during 2012:

(in millions of €)	
Net debt at January 1, 2012	**2 647**
Free cash flow	(772)
Adjustment for net cash received from derivative instruments (included in free cash flow)	17
Exercise of stock options and warrants	1
Premium paid on tendered debt	32
Purchase of non-controlling interests	23
Dividends paid	180
Net debt after cash movements	**2 128**
Non-cash movements	(61)
Currency translation effect on assets and liabilities	(7)
Net debt at December 31, 2012	**2 060**

Free cash flow is defined as cash flow before financing activities, investments in debt securities and sale and maturity of debt securities and can be summarized as follows:

(in millions of €)	2012
Net cash provided by operating activities	1 408
Net cash used in investing activities	(637)
Net investment in debt securities	1
Free cash flow	**772**

19. Derivative Financial Instruments and Hedging

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The calculation of fair values for derivative financial instruments depends on the type of instruments:

- *Derivative interest rate contracts:* the fair value of derivative interest rate contracts (e.g., interest rate swap agreements) is estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument.
- *Derivative currency contracts:* the fair value of forward foreign currency exchange contracts is based on forward exchange rates.
- *Derivative cross-currency contracts:* the fair value of derivative cross-currency contracts is estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument, translated at the rate prevailing at measurement date.

The fair values of derivative assets and liabilities are summarized below:

| | December 31, | | | | | |
| | 2012 | | 2011 | | 2010 | |
(in millions of €)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	60	4	57	—	61	—
Cross-currency swaps	1	10	1	20	5	16
Total	**61**	**14**	**58**	**20**	**66**	**16**

As described in Note 2.3, Delhaize Group does not enter into derivative financial instrument arrangements for speculation / trading, but for hedging (both economic and accounting) purposes only. As the Group currently holds no derivatives where net settlement has been agreed, the following table indicates the contractually agreed (undiscounted) gross interest and principal payments associated with derivative financial instruments (assets and liabilities) at December 31, 2012:

| | 1 - 3 months | | 4 - 12 months | | 2014 | | 2015 and beyond | |
(in millions of €)	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Interest rate swaps being part of a fair value hedge relationship								
Inflows	—	1	—	22	—	25	—	61
Outflows	—	(3)	—	(8)	—	(9)	—	(38)
Interest rate swaps without a designated hedging relationship								
Inflows	—	1	—	18	—	18	—	—
Outflows	—	(1)	—	(6)	—	(5)	—	—
Cross-currency interest rate swaps without a designated hedging relationship								
Inflows	107	6	—	9	500	9	227	27
Outflows	(108)	(9)	—	(9)	(508)	(8)	(225)	(23)
Total Cash Flows	**(1)**	**(5)**	**—**	**26**	**(8)**	**30**	**2**	**27**

Interest Rate Swaps

Fair value hedges:

In 2007, Delhaize Group issued €500 million senior notes with a 5.625% fixed interest rate and a 7-year term, exposing the Group to changes in the fair value due to changes in market interest rates (see Note 18.1). In order to hedge that risk, Delhaize America, LLC swapped 100% of the proceeds to a EURIBOR 3-month floating rate for the 7-year term. The maturity dates of these interest rate swap arrangements ("hedging instrument") match those of the underlying debt ("hedged item"). The transactions were designated and qualify for hedge accounting in accordance with IAS 39, and were documented as a fair value hedge. The aim of the hedge is to transform the fixed rate notes into variable interest debt ("hedged risk"). In April 2012 and December 2012, Delhaize Group refinanced in total €285 million of these €500 million senior notes (see Note 18.1). The Group prospectively and proportionally discontinued the hedge accounting for the tendered amounts.

In April 2012, Delhaize Group issued $300 million senior notes (see Note 18.1) with a 4.125% fixed interest rate due 2019 ("hedged item"), exposing the Group to changes in the fair value due to changes in market interest rates ("hedged risk"). In order to hedge that risk, Delhaize Group entered into matching interest rate swaps and swapped 100% of the proceeds of the bond to a LIBOR 3-month floating rate for the 7-year term ("hedging instrument"). The Group designated and documented this transaction as a fair value hedge.

Finally, in November 2012, Delhaize Group issued €400 million senior notes (see Note 18.1) with a 3.125% fixed interest rate due 2020 ("hedged item"), exposing the Group to changes in the fair value due to changes in market interest rates ("hedged risk"). Delhaize Group partially hedged this exposure through an interest rate swap (3 months EURIBOR floating rate) with a nominal of €100 million and a maturity equal to the maturity of the bond. The Group designated and documented this transaction as a fair value hedge.

Hedge effectiveness for fair value hedges is tested using regression analysis. Credit risks are not part of the hedging relationships. The testing did not result in any material ineffectiveness. Changes in fair values on the hedging instruments and hedged items were recognized in the income statement as finance costs as follows (see Note 29.1):

		December 31,		
(in millions of €)	Note	2012	2011	2010
Losses (gains) on				
Interest rate swaps ("hedging instruments")	29.1	(6)	5	3
Related debt instruments ("hedged risks")	29.1	3	(5)	(3)
Total		**(3)**	—	—

Following the refinancing transaction in April 2012, the Group entered into an interest rate swap maturing in 2014 in order to offset the changes in future interest cash flows on a notional amount of €191 million on which the Group pays a fixed interest rate of 1.80% and receives a floating interest rate EURIBOR 3-month plus 0.94%, resulting from the hedging instrument entered into in 2007 (see above).

Discontinued cash flow hedges:

In 2001, the Group recorded a deferred loss ($16 million) on the settlement of a hedge agreement related to securing financing for the Hannaford acquisition by Delhaize America. In 2007, as a result of the debt refinancing and the consequent discontinuance of the hedge accounting, Delhaize Group recorded a deferred gain (€2 million). Both the deferred gain/loss were recorded in OCI ("discontinued cash flow hedge reserve") and amortized to finance costs over the term of the underlying debt, which matures in 2031 and 2017, respectively.

Currency Swaps

The Group uses currency swaps to manage some of its currency exposures.

Cash flow hedge:

Delhaize Group issued in 2009 a $300 million bond with a 5.875% fixed interest rate and a 5-year term ("hedged item"), exposing Delhaize Group to currency risk on dollar cash flows ("hedged risk"). In order to hedge that risk, Delhaize Group swapped 100% of the proceeds to a euro fixed rate liability with a 5-year term ("hedging instrument"). The maturity dates, the dollar interest rate, the interest payment dates, and the dollar flows (interest and principal) of the hedging instrument, match those of the underlying debt. The transactions were designated and qualified for hedge accounting in accordance with IAS 39, and were documented and historically reflected in the financial statements of Delhaize Group as a cash flow hedge. Delhaize Group tested effectiveness by comparing the movements in cash flows of the hedging instrument with those of a "hypothetical derivative" representing the "perfect hedge." The terms of the hedging instrument and the hypothetical derivative were the same, with the exception of counterparty credit risk, which was closely monitored by the Group.

During 2012, a total credit of €4 million, net of taxes (2011: debit of €3 million; 2010: credit of €5 million), was recognized in the "Cash flow hedge reserve" (see Note 16) of which €2 million was reclassified into profit or loss during the year. In 2012, following the refinancing and exercise of early redemption option on the $300 million senior notes due 2014 (see Note 18.1), the Group prospectively discontinued hedge accounting. The outstanding amount from the cash flow hedge reserve related to those transactions of €2 million was recycled to profit and loss (see Note 29.1).

Economic hedges:

Delhaize Group entered into other currency swap contracts, which are not designated as cash flow, fair value or net investment hedges. Those contracts are generally entered into for periods consistent with currency transaction exposures where hedge accounting is not necessary, as the transactions naturally offset the exposure hedged in profit or loss. Consequently, the Group does not designate and document such transactions as hedge accounting relationships.

In April 2012, and simultaneously to entering into interest rate swaps for the 4.125% senior notes due 2019 (see above), the Group also entered into cross-currency swaps, exchanging the principal amount ($300 million for €225 million) and interest payments (both variable), to cover the foreign currency exposure of these senior notes. In 2007, Delhaize Group's U.S.

operations also entered into cross-currency interest rate swaps, exchanging the principal amounts (€500 million for $670 million) and interest payments (both variable), in order to cover the foreign currency exposure of the entity in connection with the transaction described above. Delhaize Group did not apply hedge accounting to this transaction because this swap constitutes an economic hedge with Delhaize America, LLC's underlying €500 million term loan.

Also, Delhaize Group enters into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in currencies other than its reporting currency.

The table below indicates the principal terms of the currency swaps outstanding at December 31, 2012. Changes in fair value of these swaps are recorded in "Finance costs" or "Income from investments" in the income statement:

(in millions)		Foreign Currency Swaps						
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2012 (€)	Fair Value Dec. 31, 2011 (€)	Fair Value Dec. 31, 2010 (€)
2012	2019	€225	3m EURIBOR +2.06%	$300	3m LIBOR +2.31%	1	—	—
2012	2013	€ 30	12m EURIBOR +3.77%	$ 40	12m LIBOR +3.85%	—	—	—
2012	2013	€1	12m EURIBOR +4.30%	$ 1	12m LIBOR +4.94%	—	—	—
2011	2012	€12	12m EURIBOR +4.83%	$17	12m LIBOR +4.94%	—	1	—
2010	2011	€53	6m EURIBOR +3.33%	$75	6m LIBOR +3.40%	—	—	3
2010	2011	€26	12m EURIBOR +5.02%	$35	12m LIBOR +4.94%	—	—	1
2009	2014	€76	6.60%	$100	5.88%	(4)[1]	(11)	(13)
2007	2014	$670	3m LIBOR +0.98%	€500	3m EURIBOR +0.94%	(6)	(9)	(2)

_____

(1) As of December 31, 2012, $100 million €76 million remained outstanding from the $300 million/€228 million currency swap. Following the redemption on the $300 million senior notes due 2014, the remaining outstanding amount of this swap was unwound and settled on January 3, 2013.

Debt Covenants for Derivatives

The Group has several ISDAs in place containing customary provisions related to events of default and restrictions in terms of sale of assets, merger and rating.

The maximum exposure of derivative financial instruments to credit risk at the reporting date equals their carrying values at balance sheet date (i.e., €61 million at December 31, 2012). See Note 12 in connection with collateral posted on derivative financial liabilities.

20. Provisions

(in millions of €)	Note	December 31, 2012	2011[1]	2010
Closed stores:	20.1			
Non-current		89	37	36
Current		18	9	8
Self-insurance:	20.2			
Non-current		90	89	82
Current		52	54	39
Pension benefit and other post-employment benefits:	21			
Non-current		126	90	80
Current		10	3	2
Other:	20.3			
Non-current		64	73	35
Current		8	10	3
Total provisions		**457**	**365**	**285**
Non-current		369	289	233
Current		88	76	52

_____

(1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

20.1 Closed Store Provisions

As explained in Note 2.3, Delhaize Group records closed store provisions for present obligations in connection with store closing activities, which consist primarily of provisions for onerous contracts and severance ("termination") costs. The amounts recognized reflect management's best estimate of the expected expenditures required to settle the present obligation at balance sheet date and requires the application of judgment and estimates that could be impacted by factors such as the discount rate applied, the ability to sub-lease, the creditworthiness of the sub-lessee or the success when negotiating any early termination of lease agreements. Most of the factors are significantly dependent on general economic conditions and the interrelated demand for commercial property. Consequently, the cash flows projected, and the risk reflected in those, might change, if applied assumptions change.

Most obligations recognized relate to onerous lease contracts, predominately for stores located in the U.S., with remaining lease terms ranging from 1 to 23 years. The average remaining lease term for closed stores was 5 years at December 31, 2012. The following table reflects the activity related to closed store provisions:

(in millions of €)	2012	2011	2010
Closed store provision at January 1	**46**	**44**	**54**
Additions:			
Store closings - lease obligations	131[1]	3	1
Store closings - other exit costs	12	—	—
Update of estimates	(15)	5	1
Interest expense (unwinding of discount)	7	4	4
Acquisition through business combination	—	2	—
Utilization:			
Lease payments made	(27)	(12)	(14)
Lease terminations	(42)	—	(5)
Payments made for other exit costs	(13)	(1)	(2)
Transfer from (to) other accounts	11	—	—
Currency translation effect	(3)	1	5
Closed store provision at December 31	**107**	**46**	**44**

_____

(1) Of which €3 million included in discontinued operations (see Note 5.3).

During 2012, Delhaize Group recorded €143 million of additions to the closed store provision, which were primarily related to the store portfolio review announced at the beginning of 2012, resulting in the decision to close 146 stores (126 stores in the United States and 20 underperforming Maxi stores) (see Note 28). During the year, additional stores were closed as part of the ordinary course of business, resulting in 180 stores being closed during 2012.

The "Other exit costs" primarily relate to termination benefits (€10 million) and were negligible in 2011 and 2010. During 2012, Delhaize Group paid €42 million of lease termination fees, primarily at Delhaize America (€20 million) and Bulgaria (€17 million).

In 2011 and 2010, Delhaize Group recorded additions to the closed store provision of €3 million and €1 million, respectively, primarily related to 18 and 7 store closings, respectively, made in the ordinary course of business.

The following table presents a reconciliation of the number of closed stores included in the closed store provision:

	Number of Closed Stores
Balance at January 1, 2010	**146**
Store closings added	7
Stores sold/lease terminated	(49)
Balance at December 31, 2010	**104**
Store closings added	18
Stores sold/lease terminated	(20)
Balance at December 31, 2011	**102**
Store closings added	163
Stores sold/lease terminated	(86)
Balance at December 31, 2012	**179**

Expenses relating to closed store provisions were recorded in the income statement as follows:

(in millions of €)	Note	2012	2011	2010
Other operating expenses	28	125	8	2
Interest expense included in "Finance costs"	29.1	7	4	4
Results from discontinued operations	5.3	3	—	—
Total		**135**	**12**	**6**

20.2 Self-insurance Provision

Delhaize Group's U.S. operations are self-insured for their workers' compensation, general liability, vehicle accident and pharmacy claims up to certain retentions and holds excess-insurance contracts with external insurers for any costs in excess of these retentions. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. The assumptions used in the development of the actuarial estimates are based upon historical claims experience, including the average monthly claims and the average lag time between incurrence and payment.

The maximum retentions, including defense costs per occurrence, are:

- $1.0 million per accident for workers' compensation;
- $3.0 million per occurrence for general liability;
- $3.0 million per accident for vehicle accident; and
- $5.0 million per occurrence for pharmacy claims.

Our property insurance in the U.S. includes self-insured retentions per occurrence of $15 million for named windstorms, $5 million for Zone A flood losses and $2.5 million for all other losses.

Delhaize Group is also self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not reported is based on available information and considers annual actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends.

The movements of the self-insurance provision were as follows:

(in millions of €)	2012	2011	2010
Self-insurance provision at January 1	**143**	**121**	**108**
Expense charged to earnings	190	168	179
Claims paid	(188)	(151)	(174)
Currency translation effect	(3)	5	8
Self-insurance provision at December 31	**142**	**143**	**121**

Actuarial estimates are judgmental and subject to uncertainty, due to, among many other things, changes in claim reporting patterns, claim settlement patterns or legislation. Management believes that the assumptions used to estimate the self-insurance provision are reasonable and represent management's best estimate of the expenditures required to settle the present obligation at the balance sheet date. Nonetheless, it is in the nature of such estimates that the final resolution of some of the claims may require making significant expenditures in excess of the existing provisions over an extended period and in a range of amounts that cannot be reasonably estimated. Future cash flows are discounted with period specific discount rates.

20.3 Other Provisions

The other provisions mainly consist of long-term incentive and early retirement plans, but also include amounts for asset removal obligations and provisions for litigation. The movements of the other provisions were as follows:

(in millions of €)	2012	2011[1]	2010
Other provisions at January 1	**83**	**38**	**35**
Acquisitions through business combinations	—	43	—
Expense charged to profit and loss	6	6	9
Payments made	(17)	(4)	(4)
Transfer (to) from other accounts	4	—	(3)
Currency translation effect	(4)	—	1
Other provisions at December 31	**72**	**83**	**38**

_____
 (1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

In 2012, Delhaize Group finalized the purchase price allocation of the Delta Maxi acquisition (see Note 4.1) and as a result recognized €43 million of legal contingencies (compared to €12 million disclosed in our 2011 annual report). These contingent liabilities mainly related to pending legal disputes for a number of property ownership related cases and €4 million of these provisions was settled and paid in 2012. Simultaneously, the Group recognized indemnification assets of €33 million relating to these legal disputes, in line with the ownership percentage the Group holds in the Maxi entities being subject to these legal disputes.

21. Employee Benefits

21.1 Pension Plans

Delhaize Group's employees are covered by defined contribution and defined benefit pension plans, mainly in the U.S., Belgium, Greece, Serbia and Indonesia. In addition, the Group has also other post-retirement defined benefit arrangements, being principally health care arrangements in the U.S.

The actuarial valuations performed on the defined benefit plans involve making a number of assumptions about, e.g., discount rate, expected rate of return on plan assets, future salary increase or mortality rates. For example, in determining the appropriate discount rate, management considers the interest rate of high-quality corporate bonds (at least AA rating) in the respective country, in the currency in which the benefits will be paid and with the appropriate maturity date; mortality rates are based on publicly available mortality tables for the specific country; the expected return on plan assets is determined by considering the expected returns on the assets underlying the long-term investment strategy. Any changes in the assumptions applied will impact the carrying amount of the pension obligations, but will not necessarily have an immediate impact on future contributions. All significant assumptions are reviewed periodically. Plan assets are measured at fair value, using readily available market prices, or using the minimum return guaranteed by an independent insurance company. Actuarial gains and losses (i.e., experience adjustments and effects of changes in actuarial assumptions) are directly recognized in OCI. The assumptions are summarized below.

Defined Contribution Plans

- In *Belgium*, Delhaize Group sponsors for substantially all of its employees a defined contribution plan, under which the Group and the employees (starting in 2005) also, contribute a fixed monthly amount. The contributions are adjusted annually according to the Belgian consumer price index. Employees that were employed before implementation of the plan were able to choose not to participate in the employee contribution part of the plan. The plan assures the employee a lump-sum payment at retirement based on the contributions made. Based on Belgian law, the plan includes a minimum guaranteed return, which is guaranteed by an external insurance company that receives and manages the contributions. Since July 2010, the Group also sponsors an additional defined contribution plan, without employee contribution, for a limited number of employees who decided to change pension plans (see below "Defined Benefit Plans"). The expenses related to these plans were €10 million in 2012, €9 million in 2011 and €6 million in 2010, respectively.

- In the *U.S.*, Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion, Sweetbay, Hannaford and Harveys with one or more years of service. Profit-sharing contributions substantially vest after three years of service. Forfeitures of profit-sharing contributions are used to reduce future employer contributions or offset plan expenses. The profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America, LLC's Board of Directors. The profit-sharing plans also include a 401(k) feature that permits participating employees to make elective deferrals of their compensation and requires that the employer makes matching contributions.

  The defined contribution plans generally provide benefits to participants upon death, retirement or termination of employment.

  The expenses related to these U.S. defined contribution retirement plans were €46 million in 2012 and €37 million in 2011 and 2010.

- In addition, Delhaize Group operates defined contribution plans in *Greece* to which only a limited number of employees are entitled and where the total expense is insignificant to the Group as a whole.

Defined Benefit Plans

Approximately 30% of Delhaize Group employees are covered by defined benefit plans.

- In *Belgium*, Delhaize Group has a defined benefit pension plan covering approximately 7% of its employees. The plan is subject to legal funding requirements and is funded by contributions from plan participants and the Group. The plan provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the associate before his/her retirement or death. An independent insurance company guarantees a minimum return on plan assets and mainly invests in debt securities in order to achieve that goal. Delhaize Group bears any risk above this minimum guarantee.

  During 2010, Delhaize Group offered its employees who participate in the defined benefit plan on a going forward basis the opportunity to participate in a new defined contribution plan (new plan), instead of continuing earning benefits under the defined benefit pension plan (old plan). Approximately 40% of the eligible employees accepted the offer, reducing the number of people covered by the old plan to the above mentioned 7%. Under Belgian legislation, employees that decided to participate in the new plan for future service, remain entitled to retirement benefits under the old defined benefit plan for past service. Due to the plan amendment, a negative past service cost related to death-in-service benefits of €3 million was recognized in 2010.

- In the *U.S.*, Delhaize Group operates several defined benefit pension plans that can be grouped into three different types:

  (a) *Cash balance plans* set up a hypothetical individual account for each employee, and credits each participant annually with a plan contribution that is a percentage of the participant's monthly compensation. The contributions are transferred to a separate plan asset that generates return based on the investment portfolio. The largest plan is funded and covers approximately 65% of the Hannaford employees.

  As of December 31, 2012 the actuarial calculation resulted in a benefit to the Group that is not subject to asset ceiling restrictions and an asset of $5 million (€4 million) has been recognized in "Other non-current assets."

  In 2011, when aligning the benefits and compensation across its operating entities, Delhaize America modified the terms of the plan and froze it for new employees and for further accruals of current employees. The plan amendment led to the recognition of net actuarial losses of $8 million (€6 million), recognized in OCI and of net curtailment gain of $13 million (€10 million), included in "Selling, general and administrative expenses."

  Following the plan amendment, the investment policy for the funded plan was also changed and as from 2012 it mainly invests in debt securities.

  (b) Delhaize America sponsors further unfunded *non-qualified deferred compensation plans* offered to a very limited number of Hannaford, Food Lion, Sweetbay and Harveys officers. These plans provide benefit to the participant at some time in the future by deferring a part of their annual cash compensation that is adjusted based on returns of a hypothetical investment account. The balance is payable upon termination or retirement of the participant.

Further, during 2012, Delhaize America amended a defined contribution retirement and savings plan offered to Hannaford executives by closing it for new employees and future services and at the same time offering existing participants a guaranteed return achieved by an hypothetical investment account. Consequently, the plan classification changed to a defined benefit plan and the net liability of $28 million (€22 million) was transferred from other non-current liabilities to pension benefit provisions.

(c) Further, Delhaize America operates unfunded *supplemental executive retirement plans* ("SERP"), covering a limited number of executives of Food Lion and Hannaford. Benefits generally are based on average earnings, years of service and age at retirement. In 2011, Delhaize America decided to discontinue the SERP for Hannaford executives.

- *Alfa Beta* has an unfunded defined benefit post-employment plan. This plan relates to termination indemnities prescribed by Greek law, consisting of lump-sum compensation granted only in cases of normal retirement or termination of employment. All employees of Alfa Beta are covered by this plan.

- In *Serbia,* Delhaize Group has an unfunded defined benefit that provides a lump-sum retirement indemnity upon retirement of the employee. The plan and the benefit to be provided is subject to the requirements of local law. The benefit is based on a certain multiple of the average salary upon retirement of the employee.

- *Super Indo* operates an unfunded defined benefit post-employment plan, which provides benefits upon retirement, death and disability, as required by local law and regulation. All employees of Super Indo that were employed for at least two years are covered by this plan.

Defined Benefit Plans

(in millions of €)	2012 United States Plans	2012 Plans Outside of the United States	2012 Total	2011 United States Plans	2011 Plans Outside of the United States	2011 Total	2010 United States Plans	2010 Plans Outside of the United States	2010 Total
Change in benefit obligation:									
Benefit obligation at January 1	**175**	**121**	**296**	**161**	**115**	**276**	**136**	**121**	**257**
Current service cost	2	4	6	9	4	13	9	5	14
Interest cost	8	5	13	8	5	13	8	6	14
Plan participants' contributions	1	1	2	1	1	2	2	2	4
Amendments	—	—	—	—	1	1	(1)	(3)	(4)
Actuarial (gain)/loss	(5)	28	23	11	3	14	4	—	4
Benefits paid	(19)	(12)	(31)	(11)	(9)	(20)	(12)	(17)	(29)
Business combinations/divestures/ transfers	22	1	23	—	—	—	4	—	4
Plan curtailments	—	—	—	(10)	—	(10)	—	—	—
Plan settlements	—	1	1	—	1	1	—	1	1
Currency translation effect	(4)	—	(4)	6	—	6	11	—	11
Benefit obligation at December 31	**180**	**149**	**329**	**175**	**121**	**296**	**161**	**115**	**276**
Change in plan assets:									
Fair value of plan assets at January 1	**131**	**74**	**205**	**123**	**74**	**197**	**99**	**78**	**177**
Expected return on plan assets	7	3	10	8	3	11	8	3	11
Actuarial gain/(loss) on plan assets	2	5	7	(6)	3	(3)	5	1	6
Employer contributions	6	3	9	12	2	14	13	7	20
Plan participants' contributions	1	1	2	1	1	2	2	2	4
Benefits paid	(19)	(12)	(31)	(11)	(9)	(20)	(12)	(17)	(29)
Currency translation effect	(3)	—	(3)	4	—	4	8	—	8
Fair value of plan assets at December 31	**125**	**74**	**199**	**131**	**74**	**205**	**123**	**74**	**197**
Actual return on plan assets	**9**	**8**	**17**	**2**	**6**	**8**	**13**	**4**	**17**
Amounts recognized in the balance sheet:									
Present value of funded obligation	122	115	237	140	97	237	131	92	223
Fair value of plan assets	(125)	(74)	(199)	(131)	(74)	(205)	(123)	(74)	(197)
Net deficit/(surplus) for funded plans	(3)	41	38	9	23	32	8	18	26
Deficit for funded plans	1	41	42	9	23	32	8	18	26
Surplus for funded plans	(4)	—	(4)	—	—	—	—	—	—
Present value of unfunded obligations	58	34	92	35	24	59	30	23	53
Unrecognized past service cost	—	(1)	(1)	—	(1)	(1)	—	—	—
Net liability	**55**	**74**	**129**	**44**	**46**	**90**	**38**	**41**	**79**
Weighted average assumptions used to determine benefit obligations:									
Discount rate	3.49%	2.27%		4.17%	3.99%		5.00%	4.54%	
Rate of compensation increase	4.25%	2.66%		4.25%	3.02%		4.25%	3.20%	
Rate of price inflation	3.05%	2.00%		3.05%	2.00%		3.03%	2.00%	

(in millions of €)	2012 United States Plans	2012 Plans Outside of the United States	2012 Total	2011 United States Plans	2011 Plans Outside of the United States	2011 Total	2010 United States Plans	2010 Plans Outside of the United States	2010 Total
Component of pension cost:									
Amounts recognized in the income statement:									
Current service cost	2	4	6	9	4	13	9	5	14
Interest cost	8	5	13	8	5	13	8	6	14
Expected return on plan assets	(7)	(3)	(10)	(8)	(3)	(11)	(8)	(3)	(11)
Amortization of past service cost	—	—	—	—	—	—	(1)	(3)	(4)
Curtailment gain recognized	—	—	—	(10)	—	(10)	—	—	—
Settlement loss recognized	—	1	1	—	1	1	—	1	1
Total pension cost recognized in the income statement	**3**	**7**	**10**	**(1)**	**7**	**6**	**8**	**6**	**14**
Amounts recognized in OCI:									
Actuarial (gains)/losses immediately recognized	(7)	23	16	17	—	17	(1)	(1)	(2)
Effect of changes in exchange rates	(1)	—	(1)	3	—	3	3	—	3
Cumulative amount of actuarial gains and losses recognized	**45**	**34**	**79**	**53**	**11**	**64**	**33**	**11**	**44**
Weighted average assumptions used to determine pension cost:									
Discount rate	4.17%	3.99%		5.00%	4.54%		5.54%	4.66%	
Expected long-term rate of return on plan assets during year	5.00%	4.00%		6.99%	4.00%		7.75%	4.00%	
Rate of compensation increase	4.25%	3.02%		4.25%	3.20%		4.74%	3.29%	
Rate of price inflation	3.05%	2.00%		3.03%	2.00%		3.50%	2.00%	

(in millions of €)	2012 United States Plans	2012 Plans Outside of the United States	2012 Total	2011 United States Plans	2011 Plans Outside of the United States	2011 Total	2010 United States Plans	2010 Plans Outside of the United States	2010 Total
Historical Information									
Defined benefit obligation	180	149	329	175	121	296	161	115	276
Plan assets	125	74	199	131	74	205	123	74	197
Deficit	55	75	130	44	47	91	38	41	79
Experience (gains) and losses:									
Related to plan assets	(2)	(5)	(7)	6	(3)	3	(5)	(1)	(6)
Percentage of plan assets	-1.89%	-6.54%	-3.59%	4.65%	-3.54%	1.71%	-3.89%	-1.02%	-3.05%
Related to plan liabilities	(2)	5	3	(2)	—	(2)	2	(2)	—
Percentage of plan liabilities	-0.89%	3.21%	0.95%	-1.02%	0.21%	-0.53%	1.14%	-1.96%	0.00%

(in millions of €)	2009 United States Plans	Plans Outside of the United States	Total	2008 United States Plans	Plans Outside of the United States	Total
Historical Information						
Defined benefit obligation	136	121	257	111	106	217
Plan assets	99	78	177	79	69	148
Deficit	37	43	80	32	37	69
Experience (gains) and losses:						
Related to plan assets	(9)	1	(8)	28	1	29
Percentage of plan assets	-9.15%	-0.93%	-4.52%	35.61%	0.87%	19.38%
Related to plan liabilities	—	1	1	2	1	3
Percentage of plan liabilities	-0.04%	0.49%	0.39%	1.83%	1.13%	1.51%

(in millions of €)	2012 United States Plans	Plans Outside of the United States	Total	2011 United States Plans	Plans Outside of the United States	Total	2010 United States Plans	Plans Outside of the United States	Total
Balance sheet reconciliation:									
Balance sheet liability at January 1	**44**	**46**	**90**	**38**	**41**	**79**	**37**	**43**	**80**
Pension expense recognized in the income statement in the year	3	7	10	(1)	7	6	8	6	14
Amounts recognized in OCI	(7)	23	16	17	—	17	(1)	(1)	(2)
Employer contributions made in the year	(3)	—	(3)	(11)	—	(11)	(12)	(5)	(17)
Benefits paid directly by company in the year	(3)	(3)	(6)	(1)	(2)	(3)	(1)	(2)	(3)
Business combinations/divestures/transfers	22	1	23	—	—	—	4	—	4
Currency translation effect	(1)	—	(1)	2	—	2	3	—	3
Balance sheet liability at December 31	**55**	**74**	**129**	**44**	**46**	**90**	**38**	**41**	**79**

The asset portfolio of the Group's defined benefit pension plan in Belgium is funded through a group insurance program. The plan assets, which benefit from a guaranteed minimum return, are part of the insurance company's overall investments. The insurance company's asset allocation was as follows:

	December 31,		
	2012	**2011**	**2010**
Equities	5%	5%	5%
Debt	91%	94%	91%
Real estate	0%	0%	0%
Other assets (e.g., cash equivalents)	4%	1%	4%

In 2013, the Group expects to contribute an insignificant amount to the defined benefit pension plan in Belgium.

The expected long-term rate of return for the Belgian defined benefit pension plan is based on the guaranteed return by the insurance company and the expected insurance dividend.

The Hannaford plan asset allocation was as follows:

	December 31,		
	2012	**2011**	**2010**
Equities	0%	49%	66%
Debt	95%	49%	32%
Other assets (e.g., cash equivalents)	5%	2%	2%

In 2012, Delhaize America performed a review of the plan's funding position and the investment policy applied by the plan. Following the closure of the plan, the Group's exposure to continuously growing defined benefit obligations has decreased and Delhaize America changed the investment strategy of the plan and intends to invest going forward mainly in debt securities.

The 2012 year-end actuarial calculation resulted in a benefit to the Group and due to the improved funding position Delhaize Group expects that only insignificant contribution will be made to the plan during 2013.

Total defined benefit expenses in profit or loss equal €10 million, €6 million and €14 million for 2012, 2011 and 2010, respectively, and can be summarized as follows:

(in millions of €)	**2012**	**2011**	**2010**
Cost of sales	1	2	2
Selling, general and administrative expenses	9	4	12
Total defined benefit expense recognized in profit or loss	**10**	**6**	**14**

21.2 Other Post-Employment Benefits

Hannaford and Sweetbay provide certain health care and life insurance benefits for retired employees, which qualify as defined benefit plans. Substantially all Hannaford employees and certain Sweetbay employees may become eligible for these benefits, however, currently a very limited number is covered. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

The total benefit obligation as of December 31, 2012 was €3 million (2011 and 2010: €3 million). The medical plans are unfunded and the total net liability, impacted by unrecognized past service benefits, was €3 million in 2012, 2011 and 2010 respectively. During 2012, the changes in actuarial assumptions did not result in significant actuarial gains or losses.

The assumptions applied in determining benefit obligation and costs are summarized in the table below:

	December 31,		
	2012	**2011**	**2010**
Weighted-average actuarial assumptions used to determine benefit obligations:			
Discount rate	3.30%	3.80%	4.77%
Current health care cost trend	7.80%	9.09%	9.00%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2018	2017	2017
Weighted-average actuarial assumptions used to determine benefit cost:			
Discount rate	3.80%	4.77%	5.38%
Current health care cost trend	9.09%	9.00%	9.25%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2017	2017	2016

A change by 100 basis points in the assumed health care trend rates would have an insignificant effect on the post-retirement benefit obligation or expense.

21.3 Share-Based Compensation

Delhaize Group offers share-based incentives to certain members of its senior management: stock option plans for associates of its non-U.S. operating companies; stock option, warrant and restricted stock unit plans for associates of its U.S. based companies.

- Under a *warrant plan* the exercise by the associate of a warrant results in the creation of a new share, while *stock option* or restricted stock unit plans are based on existing shares. Due to the sizeable administrative requirements that Belgian law imposes on capital increases, a certain amount of time passes between the moment warrants have been exercised and the capital increase is formally performed. In cases when the capital increase occurs after year-end for warrants exercised before year-end, which usually concern a limited number of warrants, Delhaize Group accounts for the actual exercise of the warrants at the date of the following capital increase. Consequently, no movement occurs in equity due to warrants exercised pending a subsequent capital increase, until such a capital increase takes place. If considered dilutive, such exercised warrants pending a subsequent capital increase are included in the diluted earnings per share calculation.
- *Restricted stock unit awards* represent the right to receive the number of ADRs set forth in the award at the vesting date at no cost to plan participants.

The remuneration policy of Delhaize Group can be found as Exhibit E to the Delhaize Group's Corporate Governance Charter available on the Company's website (www.delhaizegroup.com).

As explained in Note 2.3, the share-based compensation plans operated by Delhaize Group are accounted for as equity-settled share-based payment transactions, do not contain cash settlement alternatives and the Group has no past practice of cash settlement. The cost of such transactions with employees is measured by reference to the fair value of the equity instruments at grant date and is expensed over the applicable vesting period. The Group's share-based compensation plans are subject to service vesting conditions and do not contain any performance conditions.

Delhaize Group uses the Black-Scholes-Merton valuation model to estimate the fair value of the warrants and options underlying the share-based compensation. This requires the selection of certain assumptions, including the expected life of the option, the expected volatility, the risk-free rate and the expected dividend yield:

- The *expected life* of the option is based on management's best estimate and based on historical option activity.
- The *expected volatility* is determined by calculating the historical volatility of the Group's share price over the expected option term.
- The *risk-free rate* is determined using a generic price of government bonds with corresponding maturity terms.
- The *expected dividend yield* is determined by calculating a historical average of dividend payments made by the Group.

The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the Delhaize Group share price on the date of the grant (U.S. plans) or the Delhaize Group share price on the working day preceding the offering of the option (non-U.S. plans).

The usage of historical data over a period similar to the life of the options assumes that the past is indicative of future trends, and - as with all assumptions - may not necessarily be the actual outcome. The assumptions used for estimating fair values for various share-based payment plans are given further below.

Total share-based compensation expenses recorded - primarily in selling, general and administrative expenses - were €13 million in 2012 and 2011 and €16 million in 2010.

Non-U.S. Operating Entities Stock Options Plans

During 2009, Delhaize Group significantly reduced in its European entities the number of associates that are entitled to future stock options and replaced this part of the long-term incentive plan with a "performance cash" plan. As a consequence, since 2009, only vice presidents and above are granted stock options.

25% of the options granted to associates of non-U.S. operating companies vest immediately and the remaining options vest after a service period of approximately 3½ years, the date at which all options become exercisable. Options expire seven years from the grant date.

Delhaize Group stock options granted to associates of non-U.S. operating companies were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of shares Underlying Awards Outstanding at December 31, 2012	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2012 grant under the 2007 Stock option plan	November 2012	35 000	35 000	€26.39	1	Jan. 1, 2016 – May 24, 2019
	May 2012	362 047	362 047	€30.99	95	Jan. 1, 2016 – May 24, 2019
2011 grant under the 2007 Stock option plan	June 2011	290 078	278 302	€54.11	83	Jan. 1, 2015 - June 14, 2018
2010 grant under the 2007 Stock option plan	June 2010	198 977	188 294	€66.29	80	Jan. 1, 2014 - June 7, 2017
2009 grant under the 2007 Stock option plan	June 2009	230 876	215 357	€50.03	73	Jan. 1, 2013 - June 8, 2016
2008 grant under the 2007 Stock option plan	May 2008	237 291	224 256	€49.25	318	Jan. 1, 2012 - May 29, 2015
2007 grant under the 2007 Stock option plan	June 2007	185 474	166 920	€71.84	619	Jan. 1, 2011 - June 7, 2017[1]
2006 Stock option plan	June 2006	216 266	136 079	€49.55	601	Jan. 1, 2010 - June 8, 2013

_____

(1) In 2009, Delhaize Group offered to the beneficiaries of the 2007 grant (under the 2007 stock option plan) the exceptional choice to extend the exercise period from 7 to 10 years. This was accounted as a modification of the plan and the non-significant incremental fair value granted by this extension, measured in accordance with IFRS 2, was accounted over the remaining vesting period. In accordance with Belgian law, most of the beneficiaries of the 2007 Stock option plan agreed to extend the exercise period of their stock options for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options continue to be bound by the initial expiration dates of the exercise period of the plan, i.e., June 7, 2014.

Activity associated with non-U.S. stock option plans was as follows:

2012	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 379 150	55.71
Granted	397 047	30.58
Exercised	—	—
Forfeited	(16 463)	55.73
Expired	(153 479)	50.97
Outstanding at end of year	**1 606 255**	**49.95**
Options exercisable at end of year	742 612	54.61

2011	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 328 980	55.92
Granted	290 078	54.11
Exercised	(80 506)	41.75
Forfeited	(58 767)	58.00
Expired	(100 635)	63.65
Outstanding at end of year	**1 379 150**	**55.71**
Options exercisable at end of year	687 629	55.23

2010	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 381 791	52.37
Granted	198 977	66.29
Exercised	(244 176)	44.47
Forfeited	(7 362)	51.82
Expired	(250)	25.81
Outstanding at end of year	**1 328 980**	**55.92**
Options exercisable at end of year	663 909	57.22

The weighted average remaining contractual term for the share options outstanding as at December 31, 2012 was 4.34 years (2011: 4.20; 2010: 4.09 years). No options were exercised during 2012. The weighted average share price for options exercised during 2011 and 2010 amounted to respectively €57.00 and €60.50.

The following table summarizes options outstanding and options exercisable as of December 31, 2012, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize Group stock option plans of non-U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in €)
€26.39 - €30.99	397 047	6.40	30.58
€49.25 - €54.11	853 994	3.35	51.08
€66.29 - €71.84	355 214	4.44	68.90
€26.39 - €71.84	1 606 255	4.34	49.95

Options exercisable at the end of 2012 had a weighted average remaining contractual term of 2.80 years (2011: 2.85; 2010: 2.80).

The weighted average fair values of options granted was €3.86 per option for the May 2012 grant and €4.27 for the November 2012 grant (2011: €8.62; 2010: €9.73) and were estimated on the date of grant using the following assumptions:

	Nov. 2012	May 2012	2011	2010
Share price (in €)	26.39	28.41	49.99	60.55
Expected dividend yield (%)	3.4	3.3	2.6	2.5
Expected volatility (%)	26.7	26.0	25.9	26.6
Risk-free interest rate (%)	0.6	0.7	2.3	1.5
Expected term (years)	5.8	5.8	5.3	5.0

U.S. Operating Entities Stock Options and Warrants Plans

Since 2009, Delhaize Group also limited in its U.S. operating entities the number of associates that are entitled to future grants to vice presidents and above.

Warrants granted under the "Delhaize Group 2012 Stock Incentive Plan" and the "Delhaize Group 2002 Stock Incentive Plan" vest ratably over a three-year service period, are exercisable when they vest and expire ten years from the grant date.

Options and warrants granted to associates of U.S. operating companies under the various plans were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2012	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period (exercisable until)
Delhaize Group 2012 Stock Incentive plan - Warrants	August 2012	300 000	300 000	$39.62	1	2022
	May 2012	291 727	280 160	$38.86	75	2022
Delhaize Group 2002 Stock Incentive plan - Warrants	June 2011	318 524	303 771	$78.42	75	2021
	June 2010	232 992	213 946	$78.33	74	2020
	June 2009	301 882	242 121	$70.27	88	2019
	May 2008	528 542	335 867	$74.76	237	2018
	June 2007	1 165 108	876 470	$96.30	3 238	2017
	June 2006	1 324 347	442 906	$63.04	2 983	2016
	May 2005	1 100 639	248 396	$60.76	2 862	2015
	May 2004	1 517 988	167 112	$46.40	5 449	2014
	May 2003	2 132 043	108 973	$28.91	5 301	2013
Delhaize Group 2002 Stock Incentive plan - Options not backed by warrants	Various	3 221	2 154	$74.76 -$78.33	11	Various

Activity related to the "Delhaize Group 2012 Stock Incentive Plan" and the "Delhaize America 2002 Stock Incentive Plan" was as follows:

2012	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 195 599	74.22
Granted	591 727	39.25
Exercised[1]	(28 561)	42.14
Forfeited/expired	(236 889)	64.27
Outstanding at end of year	**3 521 876**	**69.27**
Options exercisable at end of year	2 322 027	74.56

2011	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 313 126	72.31
Granted	318 524	78.42
Exercised	(318 545)	56.54
Forfeited/expired	(117 506)	79.82
Outstanding at end of year	**3 195 599**	**74.22**
Options exercisable at end of year	2 206 490	73.87

2010	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 703 267	69.90
Granted	234 316	78.33
Exercised	(530 525)	56.87
Forfeited/expired	(93 932)	79.35
Outstanding at end of year	**3 313 126**	**72.31**
Options exercisable at end of year	2 314 195	71.77

_____
(1) Includes warrants exercised by employees, for which a capital increase had not occurred before the end of the year. The number of shares for which a capital increase had not yet occurred was 964 at December 31, 2012.

The weighted average remaining contractual term for the share options outstanding as at December 31, 2012 is 4.76 (2011: 5.10; 2010: 5.52). The weighted average share price for options exercised during 2012 amounts to $52.87 (2011: $79.73; 2010: $79.22).

The following table summarizes options and warrants outstanding as of December 31, 2012, and the related weighted average remaining contractual life (years) and weighted average exercise price under the stock option plans for associates of U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in $)
$28.91 - $46.40	856 245	6.40	39.33
$60.76 - $74.76	1 270 623	3.52	67.08
$78.33 - $96.30	1 395 008	4.89	89.64
$28.91 - $96.30	3 521 876	4.76	69.27

Options exercisable at the end of 2012 had a weighted average remaining contractual term of 3.60 years (2011: 4.40; 2010: 4.90).

The fair values of options granted were $5.89 (August 2012), $6.10 (May 2012), $12.61 and $13.03 per option for the years 2012, 2011 and 2010, respectively, and were estimated using the following weighted average assumptions:

	August 2012	May 2012	2011	2010
Share price (in $)	39.62	38.86	78.42	78.33
Expected dividend yield (%)	3.6	3.5	2.9	2.5
Expected volatility (%)	27.1	27.9	26.0	25.2
Risk-free interest rate (%)	0.5	0.6	1.2	1.6
Expected term (years)	4.2	4.2	4.0	4.0

U.S. Operating Entities Restricted Stock Unit Awards Plan

Restricted stock unit awards follow a graded vesting plan over a five-year period, with a first 25% tranche of restricted stock units to be transferred to associates starting at the end of the second year after the award has been granted. As the award vests, the associate receives - at no cost for the associate - ADRs equal to the number of restricted stock units that have vested, free of any restriction.

Restricted stock unit awards granted to associates of U.S. operating companies under the "Delhaize America 2012 Restricted Stock Unit Plan" and the "Delhaize America 2002 Restricted Stock Unit Plan" (grants prior to 2012) were as follows:

Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2012	Number of Beneficiaries (at the moment of issuance)
August 2012	40 000	40 000	1
May 2012	126 123	116 671	253
June 2011	128 717	104 331	249
June 2010	123 917	69 351	243
June 2009	150 073	48 402	245
May 2008	466 503	79 978	3 421

Activity related to the restricted stock plans was as follows:

2012	Shares
Outstanding at beginning of year	520 584
Granted	166 123
Released from restriction	(210 611)
Forfeited/expired	(17 363)
Outstanding at end of year	**458 733**

2011	Shares
Outstanding at beginning of year	597 111
Granted	128 717
Released from restriction	(185 549)
Forfeited/expired	(19 695)
Outstanding at end of year	**520 584**

2010	Shares
Outstanding at beginning of year	716 350
Granted	123 917
Released from restriction	(221 141)
Forfeited/expired	(22 015)
Outstanding at end of year	**597 111**

The fair value at date of grant for restricted stock unit awards granted during August 2012, May 2012, 2011 and 2010 was $39.62, $38.86, $78.42 and $78.33 based on the share price at the grant date, respectively.

22. Income Taxes

The major components of income tax expense for 2012, 2011 and 2010 were:

(in millions of €)	2012	2011	2010
Continuing operations			
Current tax	110	103	17[1]
Taxes related to prior years recorded in the current year	(57)[2]	5	(2)
Utilization of previously unrecognized tax losses and tax credits	—	(1)	—
Other (current tax related)	2	—	—
Deferred tax	(62)	52	226[1]
Deferred taxes related to prior years recorded in the current year	6	(5)	3
Recognition of deferred tax on previously unrecognized tax losses and tax credits	(6)	(2)	—
Derecognition of previously recorded deferred tax assets	18	3	2
Deferred tax expense relating to changes in tax rates or the imposition of new taxes[3]	13	1	(1)
Total income tax expense from continuing operations	**24**	**156**	**245**
Total income tax expense from discontinued operations	(2)	—	—
Total income tax expense from continuing and discontinued operations	**22**	**156**	**245**

_____

(1)   In 2010, current tax decreased and deferred tax increased primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.

(2)   Primarily related to the resolution of several tax matters in the U.S. which resulted in the recognition of an income tax benefit.

(3)   In December 2012, the Serbian government enacted an increase in tax rate from 10 to 15%, effective as from January 1, 2013.

Profit before taxes can be reconciled with net profit as follows:

(in millions of €)	2012	2011[1]	2010
Continuing operations	149	633	821
Discontinued operations	(24)	(2)	(1)
Total profit before taxes	**125**	**631**	**820**
Continuing and discontinued operations			
Current tax	109	103	17[2]
Taxes related to prior years recorded in the current year	(57)[3]	5	(2)
Utilization of previously unrecognized tax losses and tax credits	—	(1)	—
Other (current tax related)	2	—	—
Deferred tax	(63)	52	226[2]
Deferred taxes related to prior years recorded in the current year	6	(5)	3
Recognition of deferred tax on previously unrecognized tax losses and tax credits	(6)	(2)	—
Derecognition of previously recorded deferred tax assets	18	3	2
Deferred tax expense relating to changes in tax rates or the imposition of new taxes[4]	13	1	(1)
Total income tax expense from continuing and discontinued operations	**22**	**156**	**245**
Net profit	**103**	**475**	**575**

_____

(1)   2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

(2)   In 2010, current tax decreased and deferred tax increased primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.

(3)   Primarily related to the resolution of several tax matters in the U.S. which resulted in the recognition of an income tax benefit.

(4)   In December 2012, the Serbian government enacted an increase in tax rate from 10 to 15%, effective as from January 1, 2013.

The following reconciles Delhaize Group's Belgian statutory income tax rate to the Group's effective income tax rate:

	2012[1]	2011	2010
Belgian statutory income tax rate	**34.0%**	**34.0%**	**34.0%**
Items affecting the Belgian statutory income tax rate:			
Different statutory tax rates in jurisdictions outside Belgium	25.7[2]	(1.2)	1.0
Non taxable income	(25.9)	(0.6)	(0.8)
Non deductible expenses	21.6	1.2	1.0
Tax charges on dividend income	6.5	0.7	-
Deductions from taxable income[3]	(35.6)	(10.0)	(5.9)
(Recognition) non recognition of tax assets	18.7	0.4	0.3
Taxes related to prior years recorded in current year	(40.5)[4]	-	(0.5)
Changes in tax rate or imposition of new taxes	10.7	0.1	0.5
Other	2.4	0.1	0.2
Effective tax rate	**17.6%**	**24.7%**	**29.8%**

(1) The weight of each item affecting the Belgian statutory income tax rate is higher in 2012 due to the lower profit before tax.

(2) The increase is mainly due to tax losses incurred in the Balkan countries at a lower tax rate.

(3) Deductions from taxable income relate to notional interest deduction in Belgium and tax credits in other countries.

(4) Primarily related to the resolution of several tax matters in the U.S. which resulted in the recognition of an income tax benefit.

The aggregated amount of current and deferred tax charged or (credited) directly to equity was as follows:

(in millions of €)	2012	2011	2010
Current tax	2	(1)	(2)
Deferred tax	(5)	(9)	5
Total tax charged (credited) directly to equity	**(3)**	**(10)**	**3**

Delhaize Group has not recognized income taxes on undistributed earnings of its subsidiaries and proportionally consolidated joint venture as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which the Group has not recognized income taxes was approximately €4.1 billion at December 31, 2012, €4.2 billion at December 31, 2011 and €3.6 billion at December 31, 2010.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet were as follows:

	December 31,		
(in millions of €)	2012	2011[1]	2010
Deferred tax liabilities	570	624	543
Deferred tax assets	89	97	95
Net deferred tax liabilities	**481**	**527**	**448**

(1) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

The changes in the overall net deferred tax liabilities were as follows:

(in millions of €)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other	Total
Net deferred tax liabilities at January 1, 2010	**344**	**(15)**	**(69)**	**(25)**	**(31)**	**204**
Charge (credit) to equity for the year	—	—	—	1	4[(1)]	5
Charge (credit) to profit or loss for the year	201[(2)]	3	(3)	(2)	32	231
Effect of change in tax rates	1	—	—	—	(2)	(1)
Acquisition	—	—	—	—	(1)	(1)
Transfers (to) from other accounts	14	(4)	—	(6)	(4)	—
Currency translation effect	20	(1)	(5)	(1)	(3)	10
Net deferred tax liabilities at December 31, 2010	**580**	**(17)**	**(77)**	**(33)**	**(5)**	**448**
Charge (credit) to equity for the year	—	—	—	(7)	(2)[(1)]	(9)
Charge (credit) to profit or loss for the year	(41)	1	2	1	85	48
Effect of change in tax rates	—	—	—	—	1	1
Acquisition	36	(3)	—	—	(9)	24
Transfers (to) from other accounts	(1)	1	1	—	(1)	—
Currency translation effect	12	—	(2)	(1)	6	15
Net deferred tax liabilities at December 31, 2011[(3)]	**586**	**(18)**	**(76)**	**(40)**	**75**	**527**
Charge (credit) to equity for the year	-	-	-	(4)	(1)[(1)]	(5)
Charge (credit) to profit or loss for the year	(45)	(26)	1	(2)	28	(44)
Effect of change in tax rates	14	—	—	—	(1)	13
Divestiture	(1)	—	—	—	1	—
Transfers (to) from other accounts	(1)	—	—	—	1	—
Currency translation effect	(11)	1	1	—	(1)	(10)
Net deferred tax liabilities at December 31, 2012	**542**	**(43)**	**(74)**	**(46)**	**102**	**481**

_____

(1) In 2012, 2011 and 2010, includes €2 million, €(2) million and €3 million, respectively, in relation to the cash flow hedge reserve.

(2) Primarily due to a change in tax treatment of capital expenditures in the U.S., which are considered deductible for tax purposes and therefore increase the deferred tax liabilities.

(3) 2011 was revised to reflect the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition.

At December 31, 2012, Delhaize Group did not recognize deferred tax assets of €112 million, of which:

● €42 million related to U.S. tax loss carry-forwards of €901 million (mainly at a 4.0% U.S. State effective tax rate) and U.S. tax credits, which if unused would expire at various dates between 2013 and 2032;

● €8 million related to tax loss carry-forwards of €84 million in Europe, which if unused would expire at various dates between 2013 and 2017;

● €8 million related to tax credits in Europe, which if unused would expire at various dates between 2014 and 2022; and

● €54 million related to tax loss carry-forwards of €170 million in Europe which can be utilized without any time limitation.

The unused tax losses and unused tax credits may not be used to offset taxable income or income taxes in other jurisdictions.

Delhaize Group recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized. At December 31, 2012, the recognized deferred tax assets relating to unused tax losses and unused tax credits was €29 million.

23. Accrued Expenses

(in millions of €)	December 31, 2012	2011	2010
Accrued payroll and short-term benefits	327	329	299
Accrued interest	33	42	37
Other	77	71	57
Total accrued expenses	**437**	**442**	**393**

24. Expenses from Continuing Operations by Nature

The aggregate of cost of sales and selling, general and administrative expenses from continuing operations can be specified by nature as follows:

(in millions of €)	Note	2012	2011[2]	2010
Product cost, net of vendor allowances and cash discounts	25	16 504	15 138	14 905
Employee benefit expenses	26	3 069	2 849	2 839
Supplies, services and utilities purchased		889	827	761
Depreciation and amortization	7, 8, 9	649	585	575
Operating lease expenses	18.3	328	310	295
Bad debt allowance	14	2	11	6
Other expenses[1]		600	526	510
Total expenses by nature		**22 041**	**20 246**	**19 891**
Cost of Sales	25	17 170	15 749	15 497
Selling, general and administrative expenses		4 871	4 497	4 394
Total expenses by function		**22 041**	**20 246**	**19 891**

——————————
(1) Allowances and credits received from suppliers that represent a reimbursement of specific and identifiable non-product costs incurred by the Group (see Note 25) have been included for the purposes of this overview in "Other expenses."

(2) 2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

25. Cost of Sales

(in millions of €)	Note	2012	2011[1]	2010
Product cost, net of vendor allowances and cash discounts	24	16 504	15 138	14 905
Purchasing, distribution and transportation costs		666	611	592
Total		**17 170**	**15 749**	**15 497**

——————————
(1) 2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

Delhaize Group receives allowances and credits from suppliers mainly for in-store promotions, co-operative advertising, new product introduction and volume incentives. In accordance with the Group's accounting policies, described in Note 2.3, these allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor's product in which case they are recorded as a reduction in "Selling, general and administrative expenses" (€14 million, €18 million and €9 million in 2012, 2011 and 2010, respectively).

26. Employee Benefit Expenses

Employee benefit expenses for continuing operations can be summarized and compared to prior years as follows:

(in millions of €)	Note	2012	2011[1]	2010
Wages, salaries and short-term benefits including social security		2 987	2 784	2 766
Stock option expenses	21.3	13	13	16
Retirement benefits (including defined contribution, defined benefit and other post-employment benefits)	21.1, 21.2	69	52	57
Total	24	**3 069**	**2 849**	**2 839**

_____
(1) 2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

Employee benefit expenses were recognized in the income statement as follows:

(in millions of €)	2012	2011[1]	2010
Cost of sales	375	354	354
Selling, general and administrative expenses	2 694	2 495	2 485
Employee benefits for continuing operations	**3 069**	**2 849**	**2 839**
Results from discontinued operations	2	1	—
Total	**3 071**	**2 850**	**2 839**

_____
(1) 2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

27. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of €)	2012	2011	2010
Rental income	52	46	33
Income from waste recycling activities	20	26	23
Services rendered to wholesale customers	7	11	12
Gains on sale of property, plant and equipment	10	3	4
Other	33	32	13
Total	**122**	**118**	**85**

"Other" primarily includes, amongst others, litigation settlement income and income from government grants. During 2012, Delhaize Group recognized €3 million of government grant income and €5 million of lease termination/settlement income in "Other." In 2011, the caption "Other," contained an insurance reimbursement related to tornado damages in the U.S. (€13 million).

28. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal course of operating supermarkets.

(in millions of €)	2012	2011	2010
Store closing expenses	125	8	(2)
Impairment	272	135	14
Losses on sale of property, plant and equipment	22	13	3
Other	9	13	5
Total	**428**	**169**	**20**

During 2012, Delhaize Group closed a total of 180 stores, of which 146 stores (126 in the United States and 20 Maxi stores) were closed early 2012 following a store portfolio review both in the United States and Europe, resulting in total store closing charges of €140 million. These charges were partly offset by €15 million resulting from the periodic update of estimates used for the store closing provision (see Note 20.1). In 2011, Delhaize Group incurred store closing expenses of €8 million of which €5 million related to the update of estimates for closed store provisions.

In 2010, the update and revision of the provision for store closing and U.S. organizational restructuring was €3 million income, which, together with incurred store closing expenses of €1 million, resulted in a net gain of €2 million.

At year-end 2012, the impairment losses recognized amounted to €272 million and can be summarized as follows:

(in millions of €)	Note	2012	2011	2010
Goodwill	6	136	—	—
Intangible assets	7	17	3	—
Property, plant & equipment	8	87	115	12
Investment property	9	14	17	2
Assets held for sale	5.2	18	—	—
Total		**272**	**135**	**14**

As part of the 2012 annual goodwill impairment review, the Group impaired 100% of the goodwill recognized in Bulgaria, Bosnia & Herzegovina and Montenegro (totaling €51 million) and €85 million with respect to the Serbian goodwill. The Group further recognized impairment charges in connection with the Piccadilly brand in Bulgaria for €15 million, and other intangible assets at Delhaize America for €2 million. In addition, the Group recognized impairment charges of €87 million in property, plant and equipment relating to (i) 45 stores (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food) that were approved for closure early 2013 and 9 underperforming stores, all in the United States, for a total amount of €54 million, (ii) the closing of 6 stores and underperformance of 57 stores in the Southeastern Europe (€28 million), and (iii) 1 store closing and the underperformance of 6 stores in Belgium (€5 million). Further, impairment charges of €14 million were recognized on investment properties, primarily on 15 properties in the United States and a warehouse in Albania. Finally, assets held for sale at Maxi Group were impaired by €18 million as a result of the weakening real estate market and the deteriorating state of the property for sale.

During the fourth quarter of 2011, the Group performed a review of its store portfolio and concluded to impair 126 stores and one distribution center in the U.S. (€115 million) and several of its investment properties (€12 million). The 2010 impairment charges resulted from the periodic impairment review of underperforming stores for €12 million and investment property for €2 million, mainly located in the U.S.

"Other" primarily consists of hurricane and other natural disasters related expenses, as well as legal settlement expenses.

29. Financial Result

29.1 Finance Costs

(in millions of €)	Note	2012	2011[1]	2010
Interest on short and long-term borrowings		134	120	117
Amortization of debt discounts (premiums) and financing costs		5	7	4
Interest on obligations under finance leases		78	78	81
Interest charged to closed store provisions (unwinding of discount)	20.1	7	4	4
Total interest expenses		**224**	**209**	**206**
Foreign currency losses (gains) on debt covered by cash flow hedge	30	(1)	7	16
Reclassification of fair value losses (gains) from OCI on cash flow hedge	19	4	(5)	(15)
Total cash flow hedging impact		**3**	**2**	**1**
Fair value losses (gains) on debt instruments — fair value hedges	19	3	(5)	(3)
Fair value losses (gains) on derivative instruments — fair value hedges	19	(6)	5	3
Total fair value hedging impact		**(3)**	**—**	**—**
Foreign currency losses (gains) on debt instruments	30	13	(17)	(33)
Fair value losses (gains) on cross currency interest rate swaps		(4)	2	34
Amortization of deferred loss on hedge	16	—	—	1
Other finance costs		27	9	9
Less: capitalized interest		(2)	(2)	(3)
Total		**258**	**203**	**215**

_____
(1) 2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

In February 2009, $300 million senior notes due 2014 were issued, which generated a foreign currency gain of €1 million in 2012 compared to a loss of €7 million and €16 million in respectively 2011 and 2010. As the debt was part of a designated cash flow hedge relationship (see Note 19), this amount, and corresponding effects on interest, is offset by reclassification adjustments from OCI to profit or loss relating to the hedging instrument (€2 million loss in 2012, €5 million gain in 2011 and €15 million gain in 2010). Additionally, a loss of €2 million has been recycled from OCI to profit or loss following the tender of the senior notes in December 2012 (see Note 18.1) and the termination of hedge accounting.

At December 31, 2012, Delhaize Group had three outstanding debts which are part of a fair value hedge relationship (see Note 19), which had a combined positive impact of €3 million.

Other finance costs mainly contain €17 million net debt refinancing transactions costs (see Note 18.1) and consist of (i) €36 million of agreed early repayment premiums, (ii) settlement of the underlying cross- currency interest swaps (€3 million), partially offset by (iii) fair value gains of €22 million on the related notes.

Borrowing costs attributable to the construction or production of qualifying assets were capitalized using an average interest rate of 5.6%, 6.2% and 7.5% in 2012, 2011 and 2010, respectively.

29.2 Income from Investments

(in millions of €)	Note	2012	2011	2010
Interest and dividend income from bank deposits and securities		6	9	9
Gains on disposal of securities		6	8	2
Foreign currency gains on financial assets	30	3	7	—
Fair value gains (losses) on currency swaps and foreign exchange forward contracts		—	(2)	—
Other investing income		2	1	1
Total		**17**	**23**	**12**

No impairment losses on financial assets were incurred during 2012, 2011 and 2010.

30. Net Foreign Exchange Losses (Gains)

The exchange differences charged (credited) to the income statement, excluding the impact of hedge accounting and economic hedges, were as follows:

(in millions of €)	Note	2012	2011	2010
Cost of sales		1	—	—
Selling, general and administrative expenses		(2)	1	—
Finance costs	29.1	12	(10)	(17)
Income from investments	29.2	(3)	(7)	—
Total		**8**	**(16)**	**(17)**

31. Earnings Per Share ("EPS")

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares bought by the Group and held as treasury shares (see Note 16).

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group only has dilutive potential share-based awards (see Note 21.3). Dilutive share-based awards are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration.

Approximately 4 581 153, 2 651 448 and 1 917 112 shares attributable to the exercise of outstanding stock options and warrants were excluded from the calculation of diluted earnings per share for 2012, 2011 and 2010, respectively, as their effect was anti-dilutive because their average exercise price was higher than the average market price during the year.

Basic and diluted earnings per share for 2012, 2011 and 2010 were as follows:

(in millions of €, except numbers of shares and earnings per share)	2012	2011[1]	2010
Net profit from continuing operations	125	477	576
Net profit (loss) from continuing operations attributable to non-controlling interests	(2)	—	1
Group share in net profit from continuing operations	127	477	575
Result from discontinued operations, net of tax	(22)	(2)	(1)
Group share in net profit for diluted earnings	105	475	574
Weighted average number of ordinary shares outstanding	100 777 257	100 683 828	100 270 861
Adjusted for dilutive effect of share-based awards	356 326	742 075	888 825
Weighted average number of diluted ordinary shares outstanding	101 133 583	101 425 903	101 159 686
Basic earnings per ordinary share *(in €):*			
From continuing operations	1.27	4.74	5.74
From discontinued operations	(0.22)	(0.03)	(0.01)
Basic EPS attributable to the equity holders of the Group	**1.05**	**4.71**	**5.73**
Diluted earnings per ordinary share *(in €):*			
From continuing operations	1.26	4.70	5.69
From discontinued operations	(0.22)	(0.02)	(0.01)
Diluted EPS attributable to the equity holders of the Group	**1.04**	**4.68**	**5.68**

(1) 2011 was adjusted for the reclassification of the Albanian operations to discontinued operations..

32. Related Party Transactions

Several of the Group's subsidiaries provide post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 21.

The Company's Remuneration Policy for Directors and the Executive Management can be found as Exhibit E to the Corporate Governance Charter posted on the Company's website at www.delhaizegroup.com.

Compensation of Directors

The individual Directors' remuneration granted for the fiscal years 2012, 2011 and 2010 is set forth in the "Corporate Governance" section of this annual report. The total remuneration of Directors is as follows, gross before deduction of withholding taxes:

(in thousands of €)	2012	2011	2010
Total remuneration non-executive Directors	**998**	**1 049**	**1 000**
Executive Director			
Pierre-Olivier Beckers[1]	80	80	80
Total	**1 078**	**1 129**	**1 080**

[1] The amounts solely relate to the remuneration of the Executive Director and exclude his compensation as CEO.

Compensation of Executive Management

The table below sets forth the number of restricted stock unit awards, stock options and warrants granted by the Group during 2012, 2011 and 2010 to its Executive Management. For more details on the share-based incentive plans, see Note 21.3.

	2012	2011	2010
Restricted stock unit awards	62 349	24 875	22 677
Stock options and warrants	527 737	173 583	106 341

For information regarding the number of restricted stock unit awards, stock options and warrants granted as well as the compensation effectively paid (for services provided in all capacities to the Group) during the respective years to the Chief Executive Officer and the members of the Executive Committee, we refer to the Remuneration Report included in the "Corporate Governance Statement" of this annual report.

The aggregate compensation for the members of Executive Management recognized in the income statement is summarized below.

Amounts are gross amounts before deduction of withholding taxes and social security levy. They do not include the compensation of the CEO as director of the Company that is separately disclosed above. In 2012, the aggregate compensation includes the pro-rata share of compensation of two members of the Executive Management who joined the company in 2012 (one member in March and one in August), and the pro-rata share of compensation of one member of the Executive Management who left the company on October 15 as well as his termination benefits. In 2010, the aggregate compensation includes the pro-rata share of compensation of one member of the Executive Management who left the Company in May 2010, as well as his termination benefits.

(in millions of €)	2012	2011	2010
Short-term benefits[1]	6	5	7
Retirement and post-employment benefits[2]	1	1	1
Other long-term benefits[3]	1	2	2
Termination benefits	1	—	5
Share-based compensation	3	3	2
Employer social security contributions	2	1	1
Total compensation expense recognized in the income statement	**14**	**12**	**18**

———————————

(1) Short-term benefits include the annual bonus payable during the subsequent year for performance achieved during the respective years.

(2) The members of Executive Management benefit from corporate pension plans, which vary regionally (see Note 21.1). Amounts represent the employer contributions for defined contribution plans and the employer service cost for defined benefit plans.

(3) Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets. Amounts represent the expense recognized by the Group during the respective years, as estimated based on realized and projected performance. Estimates are adjusted every year and when payment occurs.

33. Commitments

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Group and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that can be cancelled within 30 days of the reporting date without penalty are excluded.

As of December 31, 2012, purchase obligations amounted to €164 million (2011: €238 million and 2010: €177 million), of which €44 million related to the acquisition of property, plant and equipment and intangible assets.

Commitments related to lease obligations are disclosed in Note 18.3.

34. Contingencies

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings, the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business or consolidated financial statements. Any litigation, however, involves risk and potentially significant litigation costs and therefore Delhaize Group cannot give any assurance that any litigation currently existing or which may arise in the future will not have a material adverse effect on our business or consolidated financial statements.

The Group continues to be subject to tax audits in jurisdictions where we conduct business. Although some audits have been completed during 2010, 2011 and 2012, Delhaize Group expects continued audit activity in 2013. While the ultimate outcome of tax audits is not certain, we have considered the merits of our filing positions in our overall evaluation of potential tax liabilities and believe we have adequate liabilities recorded in our consolidated financial statements for exposures on these matters. Based on our evaluation of the potential tax liabilities and the merits of our filing positions, we also believe it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in our consolidated financial statements will be material to our financial condition or future results of operations.

Delhaize Group is from time to time subject to investigations or inquiries by the competition authorities related to potential violations of competition laws in jurisdictions where we conduct business. None of these investigations are currently in a stage where Delhaize Group could reliably assess their merits, if any. In this context, in April 2007, representatives of the Belgian Competition Council visited Delhaize Group's Procurement Department in Zellik, Belgium, and requested the provision of certain documents. This visit was part of a local investigation affecting several companies active in Belgium in the supply and retail of health and beauty products and other household goods. On October 1, 2012, the Auditor to the Belgian Competition Council issued its investigation report. The investigation involves 11 suppliers and 7 retailers, including Delhaize Belgium, on an alleged coordination of price increases on the concerned market from 2002 to 2007. As a next step, the Belgian Competition Council will hear the parties and establish a calendar for the exchange of arguments where Delhaize Group intends to vigorously defend itself. The investigation report does not contain sufficient information, and there is no similar case precedent, that would allow estimating a possible financial impact that could result from any future decision of the Belgian Competition Council. According to Belgian legislation, compensation payments are calculated on the turnover of the last year of the alleged infringement and capped to 10% of the Belgian annual revenues of the year preceding the decision of the Competition Council. Such compensation payments, if any, will therefore be capped to 10% of the Belgian annual revenues of 2012 or 2013, depending on the timing of the decision. A decision by the Council is not expected before the end of 2013 and, under the current legislation, the parties involved have the right to appeal in court. Consequently, the Group does currently not have sufficient information available to make a reliable estimate of any financial impact or the timing thereof.

The Group's Hannaford and Sweetbay banners experienced an unauthorized intrusion ("Computer Intrusion") into portions of their computer system that process information related to customer credit and debit card transactions, which resulted in the potential theft of customer credit and debit card data. Also affected was credit card data from cards used at certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. The Computer Intrusion was discovered during February 2008, and Delhaize Group believes the exposure window for the Hannaford and Sweetbay credit and debit card data was approximately from December 7, 2007 through early March 2008. There is no evidence that any customer personal information, such as names or addresses, was obtained by any unauthorized person. Various legal actions have been taken, and various claims have been otherwise asserted, against Hannaford and affiliates relating to the Computer Intrusion. While the Group intends to defend the legal actions and claims vigorously, it cannot predict the outcome of such legal actions and claims, and thus, does not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation and claims.

In February 2011, Delhaize Group was notified that some former Greek shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by the Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group is convinced that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. Delhaize Group continues to assess the merits and any potential exposure of this claim and will vigorously defend itself. The first hearing has been scheduled in October 2013.

35. Subsequent Events

On January 3, 2013, Delhaize Group redeemed the remaining $99 million of the $300 million 5.875% senior notes due 2014 (see Note 18.1), as well as the underlying cross-currency swap (Note 19).

On January 17, 2013, Delhaize Group announced the decision to close 52 stores, of which 45 stores in the U.S. (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food), 6 stores in Southeastern Europe and 1 store in Belgium. As a result, the group recorded an impairment charge of €49 million in the fourth quarter of 2012. During the first part of 2013, the Group expects earnings to be impacted by approximately €80 million to reflect store closing liabilities including a reserve for ongoing lease and severance obligations. In addition, the Group will record charges of approximately $20 million (€15 million) in the first quarter of 2013 related to the severance of support services senior management and associates in the U.S.

In January 2013, the Greek parliament enacted the increase in the Greek corporate tax rate from 20 to 26%. The impact on Alfa Beta will be immaterial.

In February 2013, Delhaize Group launched a tender offer to acquire 16% non-controlling interest in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, at a price of €300 per share. At December 31, 2012 Delhaize Group owned 75.4% of C-Market, or 150 254 shares.

In February 2013, Delhaize Group finalized the sale of its Albanian activities and recorded a gain of €1 million.

36. List of Consolidated and Associated Companies and Joint Ventures

A.   Fully Consolidated

		2012	2011	2010
Alfa Beta Vassilopoulos S.A.	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	100.0
Alliance Wholesale Solutions, LLC[1]	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A	100.0	—	—
Anadrasis S.A.	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	—
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Athenian Real Estate Development, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
ATTM Consulting and Commercial, Ltd.[2]	Kyriakou Matsi, 16 Eagle House, 10th floor, Agioi Omologites, P.C. 1082, Nicosia, Cyprus	100.0	100.0	100.0
Boney Wilson & Sons, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Holding, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Northeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Southeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Centar za obuchenie i prekvalifikacija EOOD	Bitolya 1A str, Varna, Bulgaria	100.0	100.0	—
C Market a.d. Beograd	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	75.4	75.4	—
Delhaize Albania SHPK[3]	Autostrada Tiranë – Durrës, Km. 7, Kashar, Albania	100.0	100.0	—
Delhaize America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Shared Services Group, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize BH d.o.o. Banja Luka	Branka Popovića 115, 78000 Banja Luka, Bosnia and Herzegovina	100.0	100.0	—
Delhaize Distribution Luxembourg S.A.	Rue d'Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize Griffin SA	Square Marie Curie 40, 1070 Brussels, Belgium	100.0	100.0	100.0
Delhaize Insurance Company, Inc	76 St. Paul Street, Suite 500, Burlington, VT 05401, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	Rue d'Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Montenegro d.o.o. Podgorica	Josipa Broza Tita 23a, 81 000 Podgorica, Montenegro	100.0	100.0	—
Delhaize Serbia d.o.o. Beograd	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	100.0	100.0	—
Delhaize The Lion America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize "The Lion" Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize US Holding, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhome SA	Bld de l'Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Ela d.o.o. Kotor	Trg od oruzja bb, Kotor, Montenegro	100.0	51.0	—
ENA SA.[4]	81, Spaton Avenue, Gerakas, Athens, Greece	—	100.0	100.0
FL Food Lion, Inc.	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A	100.0	100.0	100.0
Guiding Stars Licensing Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Bros. Co.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Energy, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Licensing Corp.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0

Hannaford Trucking Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannbro Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Harveys Stamping Company, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Holding and Food Trading Company Single Partner LLC	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	100.0
Holding and Food Trading Company Single Partner LLC & Co Ltd Partnership	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	100.0
Huro NV[4]	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	100.0	100.0
I-Del Retail Holdings, Ltd.	70 Sir John Rogerson's Quay, Dublin 2, Ireland	100.0	100.0	—
J.H. Harvey Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A	100.0	100.0	100.0
Kash n' Karry Food Stores, Inc.	3801 Sugar Palm Drive, Tampa, FL 33619, U.S.A.	100.0	100.0	100.0
Kingo C.V.A.[1]	Melchelseweg 50, 1880 Kappelle-op-den-Bos, Belgium	100.0	—	—
Knauf Center Pommerlach S.A.[4]	Rue d'Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	—	—	100.0
Knauf Center Schmëtt S.A.[4]	Rue d'Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	—	—	100.0
Leoburg NV	Lommelsesteenweg 8, 3970 Leopoldsburg, Belgium	100.0	100.0	100.0
Liberval SA[1]	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	—	—
Lion Lux Finance S.à r.l.	Rue d'Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	—
Lion Real Estate Albania SHPK[1]	Autostrada Tiranë – Durrës, Km. 7, Kashar, Albania	100.0	—	—
Lion Retail Holding S.à r.l.	Rue d'Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	—
Lithia Springs, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	60.0	60.0	60.0
Marietta Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Martin's Food of South Burlington, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
MC Portland, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Mega Doi S.R.L.[2]	39-49 Nicolae Titulescu Avenue, 1st district, Bucharest, Romania	99.2	99.2	99.2
Mega Image S.R.L.	95 Siret Street, 1st district, Bucharest, Romania	100.0	100.0	100.0
Molmart NV	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Morrills Corner, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Oxon Run Inc.	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	75.0	75.0	75.0
Pekabeta a.d. Beograd[4]	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	—	95.6	—
Piccadilly AD	Istoria Slavianabulgarska 21, 1220 Sofia, Bulgaria	100.0	100.0	—
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Progressive Distributors, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand Duchy of Luxembourg	100.0	100.0	100.0
Risk Management Services, Inc.	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	100.0	100.0	100.0
Rousseau NV[4]	Kouter 158, 9000 Gent, Belgium	—	100.0	—
Serdelco S.A.S.	Parc des Moulins, Avenue de la Créativité 4, 59650 Villeneuve d'Ascq, France	100.0	100.0	100.0
Sinking Spring Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Smart Food Shopping SA	Chaussée de Wavre 42A, 5030 Gembloux, Belgium	100.0	100.0	100.0
SS Morrills, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Summit Commons Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Superb Beverage Inc.	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	0.0	0.0	0.0
The Pride Reinsurance Company, Ltd.	The Metropolitan Building, 3rd Floor, James Joyce Street, Dublin 1, Ireland	100.0	100.0	100.0
TP Srbija a.d. Kragujevac	Crvenog barjaka bb, 34000 Kragujevac, Serbia	100.0	95.4	—
TP Stadel d.o.o. Kragujevac	Crvenog barjaka bb, 34000 Kragujevac, Serbia	100.0	95.4	—
Victory Distributors, Inc.	P.O. Box 1000, Portland, ME 04104, U.S.A.	100.0	100.0	100.0
Wambacq & Peeters NV[5]	Isidoor Crockaertstraat 25, 1731 Zellik, Belgium	—	85.0	85.0
Wintrucks NV[6]	Rue Osseghem 53, 1080 Brussels, Belgium	—	88.0	88.0
Zvezdara a.d. Beograd	Zivka Davidovica 64, Belgrade, Serbia	68.2	68.2	—

---

(1)   Newly created or acquired company during 2012.

(2)   In liquidation.

(3)   Sold in February 2013 (classified as held for sale in 2012).

(4)   Merged into a group company during 2012.

(5)   Sold in February 2012.

(6)   Liquidated in 2012.

B.   Joint Ventures - Proportionally Consolidated

		Ownership Interest in %		
		2012	**2011**	**2010**
P.T. Lion Super Indo, LLC	Menara Bidakara 2, 19th Floor Jl. Jend. Gatot Soebroto Kav. 71 -73 Pancoran, Jakarta Selatan 12870, Indonesia	51.0	51.0	51.0

P.T. Lion Super Indo, LLC ("Super Indo") is accounted for as a joint venture because Delhaize Group shares control with another party. Delhaize Group's interest in assets and liabilities of Super Indo was:

	December 31,		
(in millions of €)	**2012**	**2011**	**2010**
Non-current assets	19	17	10
Current assets	27	26	25
Non-current liabilities	1	1	1
Current liabilities	18	15	13

Cash flows of Super Indo included in Delhaize Group's cash flow statements were:

(in millions of €)	**2012**	**2011**	**2010**
Net cash provided by operating activities	6	6	6
Net cash used in investing activities	(7)	(8)	(3)
Net cash used in financing activities	—	—	—

Revenue of Super Indo included in the Group's result was €141 million, €119 million and €110 million for 2012, 2011 and 2010, respectively. Net income of Super Indo included in the Group's results was approximately €4 million in 2012, 2011 and 2010.

Supplementary Information

Quarterly Data (Unaudited)

(in millions of €, except earnings per share)

2012[1]	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	22 737	5 473	5 691	5 810	5 763
Gross profit	5 567	1 356	1 384	1 424	1 403
Gross margin	*24.5%*	*24.8%*	*24.3%*	*24.5%*	*24.3%*
Selling, general and administrative expenses	(4 871)	(1 211)	(1 232)	(1 222)	(1 206)
as a percentage of revenues	*21.4%*	*22.1%*	*21.6%*	*21.0%*	*20.9%*
Operating profit (loss)	390	32	177	231	(50)
Operating margin	*1.7%*	*0.6%*	*3.1%*	*4.0%*	*(0.9%)*
Net profit (loss) from continuing operations	125	(2)	86	192	(151)
Group share in net profit (loss)	105	(3)	87	189	(168)
Group share in net profit (loss) per share:					
Basic	1.05	(0.02)	0.86	1.88	(1.67)
Diluted	1.04	(0.02)	0.86	1.87	(1.66)

2011[1]	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	21 110	5 044	5 107	5 325	5 634
Gross profit	5 361	1 290	1 280	1 350	1 441
Gross margin	*25.4%*	*25.6%*	*25.1%*	*25.3%*	*25.6%*
Selling, general and administrative expenses	(4 497)	(1 090)	(1 089)	(1 126)	(1 192)
as a percentage of revenues	*21.3%*	*21.6%*	*21.3%*	*21.1%*	*21.2%*
Operating profit	813	218	209	239	147
Operating margin	*3.9%*	*4.3%*	*4.1%*	*4.5%*	*2.6%*
Net profit from continuing operations	477	126	117	134	100
Group share in net profit	475	126	117	133	99
Group share in net profit per share:					
Basic	4.71	1.25	1.16	1.32	0.98
Diluted	4.68	1.24	1.15	1.31	0.98

2010	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	20 850	4 971	5 329	5 307	5 243
Gross profit	5 353	1 275	1 357	1 364	1 357
Gross margin	*25.7%*	*25.7%*	*25.5%*	*25.7%*	*25.9%*
Selling, general and administrative expenses	(4 394)	(1 056)	(1 148)	(1 127)	(1 063)
as a percentage of revenues	*21.1%*	*21.2%*	*21.5%*	*21.2%*	*20.3%*
Operating profit	1 024	241	227	249	307
Operating margin	*4.9%*	*4.8%*	*4.3%*	*4.7%*	*5.9%*
Net profit from continuing operations	576	130	115	141	190
Group share in net profit	574	130	114	140	190
Group share in net profit per share:					
Basic	5.73	1.29	1.15	1.40	1.88
Diluted	5.68	1.28	1.13	1.39	1.87

_____

(1) 2012 and 2011 was adjusted for the reclassification of the Albanian operations to discontinued operations.

Number of Stores (at year-end)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
United States	1 553	1 650	1 627	1 607	1 594	1 570	1 549	1 537	1 523	1 515
Belgium and G.D. Luxembourg	840	821	805	792	771	734	840[1]	806	745	726
Greece	268	251	223	216	201	159	148	135	129	119
Romania	193	105	72	51	40	22	18	16	16	15
Indonesia	103	89	73	66	63	56	50	46	42	38
Serbia	363	366	—	—	—	—	—	—	—	—
Bosnia and Herzegovina	41	44	—	—	—	—	—	—	—	—
Bulgaria	43	42	—	—	—	—	—	—	—	—
Montenegro	24	22	—	—	—	—	—	—	—	—
Subtotal	**3 428**	**3 390**	**2 800**	**2 732**	**2 669**	**2 541**	**2 605**	**2 540**	**2 455**	**2 413**
Divested and Discontinued Operations										
Czech Republic	—	—	—	—	—	—	97	94	97	94
Slovakia	—	—	—	—	—	—	—	—	11	14
Thailand	—	—	—	—	—	—	—	—	—	36
Germany	—	—	—	—	4	4	3	2	2	2
Albania	23	18	—	—	—	—	—	—	—	—
Total	**3 451**	**3 408**	**2 800**	**2 732**	**2 673**	**2 545**	**2 705**	**2 636**	**2 565**	**2 559**

_____

(1) Includes 132 Di stores sold in 2007.

Number of Associates (at year-end)

	2012	2011	2010
Full-time	77 457	78 945	61 617
Part-time	80 453	80 911	77 005
FTE[1]	**119 804**	**121 648**	**103 051**
Male	75 102	77 175	68 294
Female	82 808	82 681	70 328
Total	**157 910**	**159 856**	**138 622**

Geographical Split

	2012		2011		2010	
	Total	FTE[1]	Total	FTE	Total	FTE
United States	104 613	72 003	107 237	74 492	103 839	73 451
Belgium (including G.D. Luxembourg)	16 438	13 708	16 968	14 139	17 314	14 289
Greece	10 599	8 306	10 438	8 234	9 857	7 791
Romania	5 693	5 557	4 277	4 167	2 998	2 906
Indonesia	5 489	5 489	5 165	5 165	4 614	4 614
Serbia	10 860	10 646	10 890	10 621	—	—
Bulgaria	1 971	1 907	2 442	2 425	—	—
Bosnia and Herzegovina	1 053	1 048	1 245	1 232	—	—
Montenegro	706	655	713	692	—	—
Albania	488	485	481	481	—	—
Total	**157 910**	**119 804**	**159 856**	**121 648**	**138 622**	**103 051**

_____

(1) Full-time equivalent.

Organic Revenue Growth Reconciliation

(in millions of €)	2012	2011[1]	% Change
Revenues	**22 737**	**21 110**	**7.7%**
Effect of exchange rates	(1 025)		
Revenues at identical exchange rates	**21 712**	**21 110**	**2.9%**
Acquisitions	(601)	—	
Effect of the U.S. store portfolio optimization	(50)	(476)	
Organic revenue growth	**21 061**	**20 634**	**2.1%**

(1) 2011 was adjusted for the reclassification of the Albanian operations to discontinued operations..

(2) The organic revenue growth excludes the revenues generated from the 126 U.S. stores, which were closed in the first quarter as part of the portfolio optimization.

Free Cash Flow

Free Cash Flow Reconciliation

(in millions of €)	2012	2011	2010
Net cash provided by operating activities	1 408	1 106	1 317
Net cash used in investing activities	(637)	(1 265)	(665)
Investment in (sale and maturity of) debt securities, net	1	(72)	13
Free cash flow	**772**	**(231)**	**665**

Use of Free Cash Flow

(in millions of €)	2012
Inflow:	
Free cash flow	772
Borrowings under long-term loans, net	3
Outflow:	
Dividends paid	(180)
Repayment of short-term loans, net	(60)
Purchase of non-controlling interests	(23)
Investment in debt securities, net	(1)
Stock options exercised	(1)
Settlement of derivative instruments	(1)
Cash movement before translation	509
Foreign exchange translation difference (on cash portion)	(8)
Net increase in cash and cash equivalents	**501**

Results at Identical Exchange Rates

(in millions of €, except per share amounts)	2012			2011[1]	2012/2011	
	At Actual Rates	Effect of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	22 737	(1 025)	21 712	21 110	7.7%	2.9%
Operating profit	390	(33)	357	813	(52.0%)	(56.1%)
Net profit from continuing operations	125	(24)	101	477	(73.7%)	(78.9%)
Group share in net profit	105	(24)	81	475	(77.8%)	(82.9%)
Basic earnings from Group share in net profit	1.05	(0.24)	0.81	4.71	(77.8%)	(82.9%)
Diluted earnings from Group share in net profit	1.04	(0.24)	0.80	4.68	(77.7%)	(82.8%)
Free cash flow	772	(34)	738	(231)	N/A	N/A

(in millions of €)	December 31, 2012			December 31, 2011	Change	
Net debt	2 060	—	2 060	2 647	(22.1%)	(22.2%)

_____

(1) 2011 was adjusted for the reclassification of the Albanian operations to discontinued operations..

Underlying operating profit reconciliation

(in millions of €)	December 31, 2012				
	United States	Belgium	Southeastern Europe and Asia	Corporate	Total
Operating profit (as reported)	**343**	**202**	**(113)**	**(42)**	**390**
Add (substract):					
Fixed asset impairment charges (reversals)	63	5	204	—	272
Restructuring expenses (reversals)	—	—	—	—	—
Store closing expenses	109	1	15	—	125
(Gains) losses on disposal of assets	5	7	(1)	1	12
Other	29	(18)	—	—	11
Underling operating profit	**549**	**197**	**105**	**(41)**	**810**

2012 was significantly impacted by €272 million impairment charges and the store portfolio optimization expenses: €125 million store closing expenses and €22 million of related expenses, included in the caption "Other" and mainly consisting of sales price mark-downs and accelerated depreciation. In addition, the caption "Other" contains storm damage expenses of €5 million, a retirement expense of €3 million and severance expenses of €6 million, partially compensated by a net gain of €7 million on the settlement of legal cases in the U.S. and a payroll tax refund (€18 million) in Belgium.

EBITDA reconciliation

(in millions of €)	2012
Operating profit (as reported)	390
Add (substract):	
Depreciation and amortization	649
Impairment	272
EBITDA	**1 311**

Historical Financial Overview

RESULTS (in millions of €)	2012	2011[4]	2010	2009	2008	2007	2006	2005[5]
Revenues	22 737	21 110	20 850	19 938	19 024	18 943	19 215	18 345
Operating profit	390	813	1 024	942	904	937	947	900
Net financial expenses	(241)	(180)	(203)	(202)	(202)	(332)	(276)	(297)
Income tax expense	(24)	(156)	(245)	(228)	(217)	(204)	(245)	(224)
Net profit from continuing operations	125	477	576	512	485	401	426	380
Net profit (Group share)	105	475	574	514	467	410	352	365
Free cash flow[1]	772	(231)	665	626	162	326	216	164
FINANCIAL POSITION (in millions of €)								
Total assets	11 936	12 292	10 902	9 748	9 700	8 822	9 295	10 254
Total equity	5 193	5 419	5 069	4 409	4 195	3 676	3 561	3 596
Net debt[1]	2 060	2 647	1 787	2 063	2 402	2 244	2 635	2 943
Enterprise value[1],[2]	5 144	7 069	7 400	7 472	6 849	8 281	8 726	8 171
PER SHARE INFORMATION (in €)								
Group net earnings (basic)[3]	1.05	4.71	5.73	5.16	4.70	4.20	3.71	3.89
Group net earnings (diluted)[3]	1.04	4.68	5.68	5.08	4.59	4.04	3.55	3.71
Free cash flow[1],[4]	7.66	(2.29)	6.64	6.26	1.63	3.35	2.28	1.75
Gross dividend	1.40	1.76	1.72	1.60	1.48	1.44	1.32	1.20
Net dividend	1.05	1.32	1.29	1.20	1.11	1.08	0.99	0.90
Pay-out ratio (net profit)	135.4%	37.8%	30.4%	31.4%	31.9%	35.2%	36.4%	31.4%
Shareholders' equity[2]	50.95	53.18	49.91	43.54	41.19	36.17	36.55	37.65
Share price (year-end)	30.25	43.41	55.27	53.62	44.20	60.20	63.15	55.20
RATIOS (%)								
Operating margin	1.7%	3.9%	4.9%	4.7%	4.8%	4.9%	4.9%	4.9%
Effective tax rate of continuing operations	15.8%	24.6%	29.8%	30.8%	30.9%	33.7%	36.5%	37.1%
Net margin	0.5%	2.2%	2.8%	2.6%	2.5%	2.2%	1.8%	2.0%
Net debt to equity[1]	39.7%	48.8%	35.3%	46.8%	57.3%	61.0%	74.0%	81.8%
CURRENCY INFORMATION								
Average € per $ rate	0.7783	0.7184	0.7543	0.7169	0.6799	0.7297	0.7964	0.8038
€ per $ rate at year-end	0.7579	0.7729	0.7484	0.6942	0.7185	0.6793	0.7593	0.8477
OTHER INFORMATION								
Number of sales outlets	3 451	3 408	2 800	2 732	2 673	2 545	2 705	2 636
Capital expenditures (in millions of €)	688	762	660	520	714	729	700	636
Number of associates (thousands)	158	160	139	138	141	138	143	137
Full-time equivalents (thousands)	120	122	103	104	106	104	107	102
Weighted average number of shares outstanding (thousands)	100 777	100 684	100 271	99 803	99 385	97 666	94 939	93 934

_____

(1) See "Financial Review" section for explanation of the non-GAAP financial measures.

(2) Calculated using the total number of shares issued at year-end.

(3) Calculated using the weighted average number of shares outstanding over the year.

(4) 2011 was revised to reflect (i) the effects of the completion in the second quarter of 2012 of the purchase price allocation of the Delta Maxi acquisition and (ii) the reclassification of the Albanian operations to discontinued operations.

(5) Not adjusted for reclassification of German operations to discontinued operations.

Certification of Responsible Persons

The undersigned, Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Pierre Bouchut, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) the consolidated financial statements for the year ending December 31, 2012 have been prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the management report for the year ending December 31, 2012 gives, in all material respects, a true and fair view of the evolution of the business, the results and the situation of Delhaize Group and of its subsidiaries included in the consolidation, as well as an overview of the most significant risks and uncertainties with which Delhaize Group is confronted.

Brussels, March 6, 2013

Pierre-Olivier Beckers   Pierre Bouchut

President and CEO   Executive Vice President and CFO

Report of the Statutory Auditor

Delhaize Brothers and co "The Lion" (Delhaize Group) SA/NV

Statutory auditor's report to the shareholders meeting on the consolidated financial statements for the year ended December 31, 2012

To the shareholders

As required by law, we report to you on the statutory audit mandate which you have entrusted to us. This report includes our report on the consolidated financial statements as defined below together with our report on other legal and regulatory requirements.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Delhaize Brothers and Co "The Lion" (Delhaize Group) SA ("the company") and its subsidiaries (jointly "the group"), prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium. These consolidated financial statements comprise the consolidated balance sheet as at December 31, 2012, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated statement of financial position shows total assets of €11 936 million and the consolidated income statement shows a consolidated profit (group share) for the year then ended of €105 million.

Responsibility of the board of directors for the preparation of the consolidated financial statements

The board of directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium, and for such internal control as the board of directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Statutory auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the statutory auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the group's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the board of directors, as well as evaluating the overall presentation of the consolidated financial statements. We have obtained from the company's officials and the board of directors the explanations and information necessary for performing our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Unqualified opinion

In our opinion, the consolidated financial statements of Delhaize Brothers and Co "The Lion" (Delhaize Group) SA give a true and fair view of the group's net equity and financial position as of December 31, 2012, and of its results and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium.

Report on other legal and regulatory requirements

The board of directors is responsible for the preparation and the content of the directors' report on the consolidated financial statements.

In the framework of our mandate, our responsibility is to verify, for all significant aspects, the compliance with some legal and regulatory requirements. On this basis, we provide the following additional comment which does not modify the scope of our audit opinion on the consolidated financial statements:

The directors' report on the consolidated financial statements includes the information required by law, is, for all significant aspects, in agreement with the consolidated financial statements and is not in obvious contradiction with any information obtained in the context of our mandate.

Diegem, March 6, 2013
The statutory auditor

DELOITTE Bedrijfsrevisoren / Reviseurs d'Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Michel Denayer

Summary Statutory Accounts of Delhaize Group SA/NV

The summarized annual statutory accounts of Delhaize Group SA/NV are presented below. In accordance with the Belgian Company Code, the full annual accounts, the statutory Directors' report and the Statutory Auditor's report will be filed with the National Bank of Belgium. These documents will also be available on the Company's website, www.delhaizegroup.com, and can be obtained upon request from Delhaize Group SA/NV, rue Osseghemstraat 53, 1080 Brussels, Belgium. The Statutory Auditor has expressed an unqualified opinion on these annual accounts.

Summary of Accounting Principles

The annual statutory accounts of Delhaize Group SA are prepared in accordance with Belgian Generally Accepted Accounting Principles (Belgian GAAP).

1. Formation expenses

Formation expenses are capitalized and amortized over a period of five years or, if they are related to debt issuance costs, over the maturity of the loans.

2. Intangible Fixed Assets

Intangible assets are recognized as asset in the balance sheet and amortized over their expected useful live. The intangible assets are amortized as follows:

- Goodwill   5 years
- Software   5 to 8 years

Internally developed software

Internally developed software is recognized as intangible asset and is measured at cost to the extent that such cost does not exceed its value in use for the Company. The Company recognizes internally developed software as intangible asset when it is expected that such asset will generate future economic benefits and when the Company has demonstrated its ability to complete and use the intangible asset. The cost of internally developed software comprises the directly or indirectly attributable costs of preparing the asset for its intended use to the extent that such costs have been incurred until the asset is ready for use. Internally developed software is amortized over a period of 5 years to 8 years.

3. Tangible Fixed Assets

Tangible fixed assets are recorded at purchase price or at agreed contribution value.

Assets held as finance leases are stated at an amount equal to the fraction of deferred payments provided for in the contract representing the capital value.

Depreciation rates are applied on a straight-line basis at the rates admissible for tax purposes:

- Land   0.00% /year
- Buildings   5.00% /year
- Distribution centers   3.00% /year
- Equipment for intensive use   33.33% /year
- Furniture   20.00% /year
- Motor vehicles   25.00% /year

Plant, machinery and equipment are depreciated over periods of 5, 12 and 25 years based on the expected useful live of each type of component.

4. Financial Fixed Assets

Financial fixed assets are valued at cost, less accumulated impairment losses. Impairment loss is recorded to reflect long-term impairment of value. Impairment loss is reversed when it is no longer justified due to a recovery in the asset value. A fair valuation method is applied, taking into account the nature and the features of the financial asset. One single traditional valuation method or an appropriate weighted average of various traditional valuation methods can be used. Generally, the net equity method is applied and is adjusted with potential unrecognized capital gain if any. The measurement of foreign investments is calculated by using the year-end exchange rate. Once selected, the valuation method is consistently applied on a year-to-year basis, except when the circumstances prevent to do so. When the valuation method shows a fair value lower than the book value of a financial asset, an impairment loss is recognized but only to reflect the long-term impairment of value.

5. Inventories

Inventories are valued at the lower of cost (on a weighted average cost basis) or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Such net realizable value corresponds to the anticipated estimated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

6. Receivables and Payables

Amounts receivable and payable are recorded at their nominal value, less allowance for any amount receivable whose value is considered to be impaired on a long-term basis. Amounts receivable and payable in a currency, other than the currency of the Company, that are not hedged by a derivative instrument, are valued at the exchange rate prevailing on the closing date. The resulting translation difference is written off if it is a loss and deferred if it is a gain.

Amounts receivable and payable in a currency other than the currency of the Company, and hedged by a derivative instrument, are valued at the exchange rate fixed within the financial instrument with a consequence that there is no resulting translation difference in the exchange rate.

7. Treasury shares

The purchase of treasury shares is recorded on the balance sheet at acquisition cost. When at balance sheet date, the market value is below the acquisition cost, the unrealized loss is recorded in the income statement. Upon sale, the treasury shares are derecognized at their historical acquisition cost, less any recognized losses.

8. Provision for Liabilities and Charges

Provision for liabilities and charges are recorded to cover probable or certain losses of a precisely determined nature but whose amount, as of the balance sheet date, is not precisely known. They include, principally:

- Pension obligations, early retirement benefits and similar benefits due to present or past employees
- Taxation due on review of taxable income or tax calculations not already included in the estimated payable included in the amounts due within one year
- Significant reorganization and store closing costs
- Charges for which the Company may be liable as a result of current litigation.

9. Debt Under Finance Leases and Similar Debts

At the end of each year, these commitments are valued at the fraction of outstanding deferred payments, corresponding to the capital value of the assets, which mature within more than one year. The fraction of these payments contractually maturing within less than one year is recorded under “Current portion of long-term debts.”

10. Derivative financial instruments

The Company uses derivative financial instruments such as foreign exchange forward contracts, interest rate swaps and currency swaps to manage its exposure on interest rate risks and foreign currency exchange risks relating to borrowings. Call options are used to manage the exposure in relation to the exercise of the stock options granted to the entitled employees of Delhaize Group SA/NV. The purchased call options are recognized on the balance sheet at acquisition cost which is in general the paid premium. In case the option is exercised the recognized premium forms part of the acquisition cost of the purchased treasury shares. However, in case the option expires and it is not exercised, then the recognized premium is recorded as expense in the income statement.

For the measurement of the derivative financial instruments, Delhaize Group SA/NV does not apply the Mark-To-Market method. Instead the foreign exchange forward contracts, the interest rate swaps and the currency swaps are measured in the same way as the underlying exposures in accordance with the principle of accrual accounting. The accrued interest income and expenses, the realized foreign exchange differences and the unrealized foreign exchanges losses are recognized in the income statement in the same caption as the underlying exposure. On the other hand the unrealized foreign exchange gains are deferred on the balance sheet in accordance with the principle of prudency.

In accordance with its internal policy, Delhaize Group SA/NV does not hold or issue derivative instruments for speculative or trading purposes.

Summary of the net earnings per share of Delhaize Group SA/NV:

	2012	2011	2010
Net earnings per share	4.03	2.94	0.65

Summary Company Accounts of Delhaize Group SA/NV

Assets

(in millions of €)	December, 31	
	2012	**2011**
Fixed assets	**8 779**	**8 332**
Formation expenses	13	11
Intangible fixed assets	131	121
Tangible fixed assets	433	401
Financial fixed assets	8 202	7 799
Current assets	**815**	**863**
Amounts receivable after more than one year	5	—
Inventories	210	235
Short-term receivables	441	477
Short-term investments	31	48
Cash and bank	112	86
Prepayments and accrued income	16	17
Total assets	**9 594**	**9 195**

Liabilities and Equity

(in millions of €)	2012	2011
Shareholders' equity	**4 116**	**3 847**
Capital	51	51
Share premium	2 798	2 796
Distributable reserves	45	27
Other reserves	88	107
Profit carried forward	1 134	866
Provisions and deferred taxation	**17**	**20**
Financial liabilities	**4 399**	**4 273**
After one year	3 747	3 947
Within one year	652	326
Trade creditors	**670**	**646**
Other liabilities	**392**	**409**
After one year	1	1
Within one year	346	352
Accruals and deferred income	45	56
Total liabilities and equity	**9 594**	**9 195**

Income Statement

(in millions of €)	2012	2011
Operating income	**4 897**	**4 863**
Sales	4 717	4 709
Other operating income	180	154
Operating expenses	**(4 741)**	**(4 677)**
Merchandise and consumables	(3 559)	(3 537)
Salaries, social security and pensions	(654)	(651)
Other operating expenses	(528)	(489)
Operating profit	**156**	**186**
Financial income	485	250
Financial charges	(232)	(220)
Current profit before taxation	**409**	**216**
Exceptional income	9	92
Exceptional expenses	(7)	(9)
Current year profit before taxation	**411**	**299**
Transfer (-) to/ release (+) from deferred taxes	—	—
Current taxation	(1)	—
Financial year results	**410**	**299**
Transfer (-) to/ release (+) from tax-exempt reserves	—	—
Financial year results to be appropriated	**410**	**299**

Appropriation of Profit

(in millions of €)	2012	2011
Profit of the year to be appropriated	410	299
Profit brought forward from previous year	866	746
Transfer from reserves	—	—
	1 277	1 045
Appropriation:		
Profit to carry forward	1 134	866
Dividends to shareholders[1]	143	179

---

(1) As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, to which coupon no. 51 entitling to the payment of the 2012 dividend is attached, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary General Meeting of May 23, 2013. The Board of Directors will communicate at the Ordinary General Meeting of May 23, 2013 the aggregate number of shares entitled to the 2012 dividend and will submit to this meeting the final amount of the total dividend for approval. The annual accounts of 2012 will be modified accordingly.

Share Capital

(December 31, 2012)	(in thousands of €)	Number of Shares
Share capital		
Shares in issue		
At the end of the previous year	50 946	
Issue of new shares	15	
At the end of the financial year	50 961	
Analysis of share capital		
Class of shares		
Ordinary shares of no nominal value		101 921 498
Registered shares or bearer shares		
Registered		4 308 989
Bearer		97 612 509
Treasury shares held by		
The company itself		1 016 452
Its subsidiaries		27 683
Commitments to issue new shares		
On the exercise of subscription rights		
Number of subscription rights in issue		3 519 438
Amount of capital to be subscribed	1 760	
Corresponding maximum number of shares to be issued		3 519 438
Unissued authorized capital	**4 945**	

SHAREHOLDER INFORMATION

Delhaize Group shares trade on NYSE Euronext Brussels under the symbol DELB. American Depositary Shares (ADS), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs).

Information on Delhaize Group's share price can be found on the websites of Delhaize Group (www.delhaizegroup.com), NYSE Euronext Brussels (www.euronext.com) and the New York Stock Exchange (www.nyse.com). Detailed information on trading activity and share prices can also be found in the financial section of many newspapers.



(2012 - IN €)

EURONEXT 100

Delhaize Group share (DELB)



(2012 - IN $)

S&P 500

Delhaize Group ADR (DEG)

Share Performance in 2012

On December 31, 2012, the closing price of Delhaize Group's ordinary share on NYSE Euronext Brussels was €30.25, a 30.3% decrease compared to €43.41 a year earlier. During the same period, the Euro Stoxx 50 index increased by 13.8% and the Bel20 index increased by 18.8%. The FTSE Eurofirst 300 Food and Drug Retailers Index decreased by 6.5% in 2012. In 2012, Delhaize Group shares traded on NYSE Euronext Brussels at an average closing price of €33.33 and an average daily trading volume of 500,935 shares.

On December 31, 2012, the closing price of Delhaize Group's ADR on the New York Stock Exchange was $40.55, 28.0% lower than the closing price on December 30, 2011 ($56.35). In the same period, the S&P 500 index increased by 13.4%, and the S&P 500 Food and Staples Retailing Index increased by 15.8%. In 2012, the average daily trading volume of Delhaize Group ADRs was 46,789.

Equity Indices

On December 31, 2012, Delhaize Group's shares were included in the following major stock indices: BEL20, Euronext 100, Dow Jones Stoxx 600 and the Dow Jones Sustainability Index.

On December 31, 2012, the weight of Delhaize Group shares in the BEL20 index was 5.7%. Delhaize Group shares represented the 9th largest constituent in the index.

On December 31, 2012, the weight of Delhaize Group in the Euronext 100 index was 0.21%. Delhaize Group represented the 96th largest constituent in the index.

FINANCIAL CALENDAR

Press release - 2013 first quarter results and Capital Markets Day	May 8, 2013[1]
Shareholders' record date	May 1, 2013
Final date for notifying intent to participate in the Ordinary Shareholders' Meeting	May 17, 2013[1]
Ordinary Shareholders' Meeting	May 23, 2013
ADR and ordinary share dividend record date	May 30, 2013
Dividend for the financial year 2012 becomes payable to owners of ordinary shares	May 31, 2013
Dividend for the financial year 2012 becomes payable to ADR holders	June 5, 2013
Press release - 2013 second quarter results	August 8, 2013[1]
Press release - 2013 third quarter results	November 7, 2013[1]

(1) You are kindly invited to listen to the related conference call. See www.delhaizegroup.com for further details on the conference call and the webcast.

Dividend

At the Ordinary Shareholders' Meeting to be held on May 23, 2013, the Board of Directors will propose the payment of a gross dividend of €1.40 per share, compared to €1.76 the previous year. After deduction of 25% Belgian withholding tax, this will result in a net dividend of €1.05 per share (€1.32 the prior year).

The net dividend of €1.05 per share will be payable to owners of ordinary shares against coupon no. 51. The Delhaize Group shares will start trading ex-coupon on May 28, 2013 (opening of the market). The record date (i.e. the date at which shareholders are entitled to the dividend) is May 30, 2013 (closing of the market) and the payment date is May 31, 2013. The payment will be made at the registered office of the Company (rue Osseghem / Osseghemstraat 53, 1080 Brussels, Belgium) as well as all Belgian financial institutions.

For shares held through a share account, the bank or broker will automatically handle the dividend payment.

The payment of the dividend to the ADR holders will be made through Citibank.

Type of Delhaize Group Shares

Delhaize shares can be held in three different forms: dematerialized form, bearer shares or registered shares. Bearer shares are held in printed form. Dematerialized shares are shares that can only be represented by entries into an account in the book of a depositary institution. Registered shares are shares that can only be represented by entries into a shareholder register held by the Company. On request, shareholders may convert their shares into another form at their own expense. The ownership of registered shares can be transferred by informing the Company and returning the certificate of record in the shareholder register to the Company. As from January 1, 2008, bearer shares booked into a securities account have been automatically converted into dematerialized shares. Bearer shares not yet booked in a securities account shall be automatically converted into dematerialized shares as from the time they are booked into a securities account. All remaining bearer shares that shall not have been deposited in a securities account shall be converted at the choice of their holder into dematerialized or registered shares by December 31, 2013.

Information for ADR Holders

ADSs (American Depositary Shares), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs). The Delhaize Group ADR program is administrated by:

Citibank Shareholder Services
P.O. Box 43077
Providence, RI 02940-3077
U.S.A.
Toll free telephone number for U.S. callers: 1-877-853-2191
International Call Number: 1-781-575-4555
E-mail: citibank@shareholders-online.com
Website: www.citi.com/dr

Citibank has put in place an International Direct Investment Plan for Delhaize Group, which is a dividend reinvestment and direct purchase plan sponsored and administered by Citibank. The program enables existing holders and first time purchasers the opportunity to make purchases, reinvest dividends, deposit certificates for safekeeping and sell shares. For further information on Citibank's International Direct Investment Program for Delhaize Group, please visit www.citi.com/dr or contact Citibank Shareholder Services at 1-877-248-4237 (1-877-CITIADR.)



€1.40
of gross
dividend per share
in 2012

Taxation of Dividends of Delhaize Group Shares

It is assumed that, for the application of domestic Belgian tax legislation and the U.S.-Belgian tax treaty, owners of Delhaize Group ADRs are treated the same as owners of Delhaize Group shares and that the ADRs are treated as Delhaize Group shares. However, it must be noted that this assumption has not been confirmed or verified with the Belgian Tax Authorities.

For Belgian income tax purposes, the gross amount of all distributions made by Delhaize Group to its shareholders (other than repayment of paid-up capital in accordance with the Belgian Companies Code) is generally taxed as dividends. Dividends that are attributed or paid on the shares are in principle subject to a 25% Belgian withholding tax.

For non-Belgian residents - individuals and corporations - Belgian withholding tax is retained also at the rate of 25% subject to the reductions or exemptions provided by Belgian tax law or by the tax treaty concluded between Belgium and the country of which the non-Belgian beneficiary of the dividend is a resident. Such withholding tax is normally the final tax in Belgium.

For dividends paid by Delhaize Group to a U.S. holder of ADRs, beneficial owner of the dividends, who is not holding the shares through a permanent establishment in Belgium and is entitled to claim benefits under the U.S.- Belgian tax treaty, the withholding tax is reduced from 25% to 15%. If the beneficial owner is a company that owns directly at least 10% of the voting stock of Delhaize Group, a reduced withholding tax rate of 5% is applicable. No withholding tax is however applicable if the beneficial owner of the dividends is i) a company, resident of the U.S. that has owned directly shares representing at least 10% of the capital of Delhaize Group for a 12-month period ending on the date the dividend is declared, or ii) a pension fund, resident of the U.S., provided that the dividends are not derived from carrying on a business by the pension fund or through an associated enterprise.

Although there are exceptions, in general the full 25% Belgian withholding tax must be withheld by Delhaize Group or the paying agent, and the non-Belgian holder of Delhaize Group shares or ADRs may file a claim for reimbursement for amounts withheld in excess of the treaty rate. The reimbursement claim form (Form 276 Div.- Aut.) can be obtained from the AFER – Bureau Central de Taxation, Bruxelles-Etranger, Tour North Galaxy B7, Boulevard Albert II 33, PO Box 32, B-1030 Brussels, Belgium. (phone: +32 2 576 90 09, fax: +32 2 579 68 42, email: bct.cd.bruxelles.etr@ minfin.fed.be). The form should be completed in duplicate and sent to the relevant Tax Office in the residence country of the non-Belgian holder with the request that one copy be appropriately stamped and returned to the sender.

The non-Belgian holder can then obtain reimbursement from the Bureau Central de Taxation, at the same address, upon presentation of the stamped form and a document proving that the dividend has been cashed. The request for reimbursement must be filed with the Bureau Central de Taxation within five years from January 1 of the year following the year in which the dividend was declared payable.

Prospective holders should consult their tax advisors as to whether they qualify for the reduced withholding tax upon attribution or payment of dividends, and as to the procedural requirements for obtaining the reduced withholding tax immediately upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

Annual Report

This annual report is available in English, French and Dutch. It can be downloaded from Delhaize Group's website: www.delhaizegroup.com.

Delhaize Group is subject to the reporting requirements of the U.S. Securities and Exchange Commission (SEC) governing foreign companies listed in the U.S. An annual report will be filed with the SEC on Form 20-F. The Form 20-F will be available from the SEC's EDGAR database at www.sec.gov/edgarhp. htm and on the Company's website.

Consultation of Documents

The public documents concerning Delhaize Group can be consulted at the registered office (rue Osseghem/ Osseghemtraat 53, 1080 Brussels - Belgium).

In the United States, Delhaize Group is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Exchange Act Delhaize Group files reports and other information with the SEC. The reports and other information Delhaize Group files with the SEC can be inspected at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C., U.S. 20549. You may obtain information on the operation of the SEC's public reference room by calling the SEC at +1 (800) SEC-0330. Also, the SEC maintains a website at www.sec.gov that contains reports and other information that registrants have filed electronically with the SEC.

Delhaize Group makes available free of charge, through the shareholder information section of Delhaize Group's website (www.delhaizegroup.com), the Company's reports filed electronically with the SEC pursuant to the Exchange Act as soon as reasonably practicable after the Company electronically files such material with the SEC.

Delhaize Group's reports and other information can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005, U.S.A.

Ordinary Shareholders' Meeting

The next Ordinary Shareholders' Meeting will take place on Thursday, May 23, 2013. Detailed information about the Ordinary Shareholders' Meeting will be published in the Belgian newspapers L'Echo and De Tijd, as well as in the Belgian Official Gazette and on the Company website.

INFORMATION DELHAIZE GROUP SHARE

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
SHARE PRICE (in €)										
Price: year-end	30.25	43.41	55.27	53.62	44.20	60.20	63.15	55.20	55.95	40.78
average (close)	33.33	51.29	57.24	49.26	46.37	67.38	58.14	51.68	44.98	28.15
highest (intraday)	46.91	60.80	67.29	55.00	59.67	75.79	67.00	59.70	59.75	43.99
lowest (intraday)	25.59	40.82	47.69	42.81	32.80	54.5	49.12	45.95	36.61	11.90
Annual return Delhaize Group share[1]	-27.3%	-19.1%	5.3%	23.8%	-26.6%	-4.7%	16.1%	0.7%	39.9%	136.3%
Evolution Belgian All Shares Return index	18.80%	-20.8%	2.7%	31.6%	-47.6%	-1.9%	+26.2%	+28.1%	+38.2%	+16.0%
DIVIDEND (in €)										
Gross dividend	1.40	1.76	1.72	1.60	1.48	1.44	1.32	1.20	1.12	1.00
Net dividend	1.05	1.32	1.29	1.20	1.11	1.08	0.99	0.90	0.84	0.75
RATIOS										
Dividend return[2]	3.5%	3.0%	2.3%	2.2%	2.5%	1.8%	1.6%	1.6%	1.5%	1.8%
Share price/shareholders' equity[3]	0,58	0.81	1.09	1.22	1.07	1.66	1.73	1.47	1.84	1.36
Share price/basic earnings per share[3]	28,8	9.2	9.6	10.4	9.4	14.3	17.0	14.2	17.5	13.5
Share price/diluted earnings per share[3]	29,1	9.3	9.7	10.6	9.6	14.9	17.8	14.9	18.1	13.5
NUMBER OF SHARES										
Annual volume of Delhaize Group shares traded (in millions of €; NYSE Euronext Brussels)[4]	4 188	3 895	5 216	5 633	6 754	8 141	6 548	3 686	3 581	2 021
Annual volume of Delhaize Group shares traded (in millions of shares; NYSE Euronext Brussel)[4]	128.2	74.7	89.3	115.1	146.7	121.9	113.1	71.9	81.1	72.7
Number of shares (in thousands; year-end)	101 921	101 892	101 555	100 871	100 583	100 281	96 457	94 705	93 669	92 625
MARKET CAPITALIZATION										
Market capitalization (in millions of €; year-end)	3 083.1	4 423	5 613	5 409	4 446	6 037	6 091	5 228	5 241	3 777
Enterprise value[3][5]	5 144	7 069	7 400	7 472	6 849	8 281	8 726	8 171	7 849	6 805

(1) Capital gains recorded during the year, including net dividend and reinvestment.

(2) Net dividend divided by share price at year-end.

(3) Cannot be calculated for years before 2003, since no IFRS financials are available before 2003.

(4) Excluding shares traded on the New York Stock Exchange.

(5) Enterprise value = market capitalization + net debt.

GLOSSARY

Affiliated store

A store operated by an independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and knowhow of Delhaize Group.

American Depositary Receipt (ADR)

An American Depositary Receipt evidences an American Depositary Share (ADS).

American Depositary Share (ADS)

An American Depositary Share represents ownership in the common shares of a non-U.S. corporation. The underlying common shares are held by a U.S. bank as depositary agent. The holder of an ADS benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADS. Each Delhaize Group ADS represents one share of Delhaize Group common stock and is traded on the New York Stock Exchange.

Average shareholders' equity

Shareholders' equity at the beginning of the year plus shareholders' equity at the end of the year, divided by two.

Basic earnings per share

Profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.

Company-operated store

A store operated directly by Delhaize Group.

Comparable store sales

Sales from the same stores, including relocations and expansions, and adjusted for calendar effects.

Cost of sales

Cost of sales includes purchases of products sold and all costs associated with getting the products into the retail stores, including buying, warehousing and transportation costs. Finally, Cost of Sales includes appropriate vendor allowances.

Delhaize Belgium

Delhaize Belgium is not a separate legal entity. In the consolidated financial statements, any reference to "Delhaize Belgium" is a reference to the consolidation of the statutory accounts of the Belgian companies, of which the major ones are Delhaize Group SA, Delimmo SA, Delhome SA, Aniserco SA, Points Plus Punten SA, Wambacq & Peeters SA, Wintrucks SA and the companies acquired as part of the Cash Fresh acquisition (see Note 36 to the Financial Statements), excluding corporate expenses. In the remainder of the document, "Delhaize Belgium" refers to the operations of Delhaize Group in Belgium, the Grand-Duchy of Luxembourg and France.

Diluted earnings per share

Calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions. Diluted earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.

Direct goods

Goods sold to customers.

EBITDA

Operating profit plus depreciation, amortization and impairment.

Enterprise value

Market capitalization plus net debt.

Free cash flow

Cash flow before financing activities, investment in debt securities and sale and maturity of debt securities.

Gross margin

Gross profit divided by revenues.

Gross profit

Revenues minus cost of sales.

Indirect goods

Goods necessary to operate the business, but which are not sold to customers, such as office and store equipment.

Net debt

Non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents.

Net debt to equity ratio

Net debt divided by total equity.

Net financial expenses

Finance costs less income from investments.

Net margin

Net profit attributed to equity holders of the Group divided by revenues.

Operating leases

A lease that does not qualify as a finance lease and therefore is not recorded on the balance sheet. Operating lease costs are classified in rent expense in cost of sales and in selling, general and administrative expenses.

Operating margin

Operating profit divided by revenues.

Organic revenue growth

Sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, and adjusted for calendar effects.

Other operating expenses

Primarily store closing expenses, impairment losses, losses on the sale of fixed assets and hurricane-related expenses.

Other operating income

Primarily rental income on investment property, gains on sale of fixed assets, recycling income and services rendered to wholesale customers.

Outstanding shares

The number of shares issued by the Company, excluding treasury shares.

Pay-out ratio (net earnings)

Proposed dividends on current year earnings divided by current year Group share in net profit.

Return on equity

Group share in net profit (loss) divided by average shareholders' equity.

Revenues

Revenues include the sale of goods and point of sale services to customers, including wholesale and affiliated customers, relating to the normal activity of the Company (the sale of groceries and pet products), net of discounts, allowances and rebates granted to those customers.

Selling, general and administrative expenses

Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.

SKU

Stock Keeping Unit.

Total debt

Long-term financial liabilities, including current portion and obligations under finance leases, plus short-term financial liabilities net of derivative instruments related to financial liabilities.

Treasury shares

Shares repurchased by one of the Group's legal entities and that are not cancelled as of year-end date. Treasury shares are excluded from the number of shares outstanding and excluded from the calculation of the weighted average number of shares for the purpose of calculating earnings per share.

Underlying operating profit

Operating profit (as reported) excluding fixed assets impairment charges, restructuring charges, store closing expenses, gains/losses on disposal of fixed assets and other items that management considers as not being representative of the Group's operating performance of the period.

Weighted average number of shares outstanding

Number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

Withholding tax

Withholding by a corporation or financial institution of a certain percentage of dividend payments due to tax legislation.

Company Information

Registered Office:
Delhaize Group SA
rue Osseghemstraat 53
1080 Brussels
Belgium
Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94

Company Support Office:
Delhaize Group
Square Marie Curie 40
1070 Brussels
Belgium
Tel: +32 2 412 22 11 - Fax: +32 2 412 22 22

http://www.delhaizegroup.com
Company number: 0402 206 045

Delhaize Brothers and Co. "The Lion"
(Delhaize Group) SA is a Belgian company
formed in 1867 and converted into a limited
company on February 22, 1962.

Investors and Media

For all questions regarding Delhaize Group
and its stock, please contact:

Delhaize Group
Investor Relations Department
Square Marie Curie 40
1070 Brussels
Belgium
Tel.: +32 2 412 21 51 - Fax.: +32 2 412 29 76

Questions can be sent to
investor@delhaizegroup.com.

Information regarding Delhaize Group,
including press releases, annual reports
and share price can be found in three
languages (English, French and Dutch) on
Delhaize Group's website
www.delhaizegroup.com.



You can also subscribe through the email
alert service to receive other information:
agendas of the general meetings, press
releases, projects of modifications of
Articles of Association, special reports
from the Board of Directors, publication of
annual report, statutory accounts, dividend
payment, number of outstanding shares
and warrants, and shareholder notifica-
tions.

Operations

United States
FOOD LION - BOTTOM DOLLAR FOOD
P.O. Box 1330, 2110 Executive Drive
Salisbury - NC 28145-1330
U.S.A.
Tel : +1 704 633 8250
www.foodlion.com
www.bottomdollarfood.com

HANNAFORD
145 Pleasant Hill Road
Scarborough – ME 04074
U.S.A.
Tel : +1 207 883 2911 - Fax : +1 207 883 7555
www.hannaford.com

SWEETBAY SUPERMARKET
3801 Sugar Palm Drive
Tampa – FL 33619
U.S.A.
Tel : +1 813 620 1139 - Fax : +1 813 627 9766
www.sweetbaysupermarket.com

Belgium, G.D. of Luxembourg
DELHAIZE BELGIUM
Rue Osseghemstraat 53 - 1080 Brussels
Belgium
Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94
www.delhaize.be

Greece
ALFA BETA VASSILOPOULOS
81, Spaton Ave. - Gerakas Attica
Greece 153 44
Tel: +30 210 66 08 000
Fax: +30 210 66 12 675
www.ab.gr

Serbia, Bosnia and Herzegovina and Montenegro
MAXI
Jurija Gagarina 14 - 11070 Belgrade - Serbia
Tel: +381 11 715 34 00 - Fax: +381 11 715 39 10
www.maxi.rs

Romania
MEGA IMAGE
95 Siret Str. - Sektor 1 - Bucuresti - Romania
Tel: +40 21 224 66 77 - Fax: +40 21 224 60 11
www.mega-image.ro

Bulgaria
PICCADILLY
Varna 9002, 1A, Bitolia Str. - Bulgaria
Tel.: +359 52 66 34 34 - Fax: +359 52 66 34 56
www.piccadilly.bg

Indonesia
PT LION SUPER INDO
Menara Bidakara 2, 19th floor
Jl Jend. Gatot Soebroto kav 71-73
Jakarta Selatan 12870 - Indonesia
Tel.: +62 21 2929 3333
Fax: +62 21 29069441-45
www.superindo.co.id

About the people included in the pictures in this report
Most of the people portrayed in the pictures in this annual report included in the sections "Strategy," "Review" are our associates or our associates' family members.

Legal Version of the Annual Report
Only the French version of the annual report has legal force. The Dutch and English versions represent translations of the French original. The consistency between the different language versions has been verified by Delhaize Group under its own responsibility.

Credits
Design & production: www.chriscom.be - Photos: Patrick Schneider Photography (U.S.), Pascal Broze - Reporters (Belgium), Jean-Michel Byl (Belgium), Arnaud Ghys (Belgium)

Caution Concerning Forward-looking Statements
All statements that are included or incorporated by reference in this annual report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expected financial performance; expansion and growth of Delhaize Group's business; anticipated store openings and renovations; future capital expenditures; projected revenue growth or syner-gies resulting from acquisitions and other transactions; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spending; forecasted currency exchange rates or inflation; expected competition; and business strategy, are "forward-looking statements" within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identi-fied as statements that include phrases such as "believe," "project," "target," "predict," "estimate," "forecast," "strategy," "may," "goal," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," "should" or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in the annual report in the chapter entitled "Risk Factors" on p. 58 and under Item 3 under Part 1 of Delhaize Group's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission on April 3, 2012. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.



For more info, see also
www.delhaizegroup.com

DELHAIZE GROUP